811

08004229

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chevalier Int'l Holdings

*CURRENT ADDRESS

PROCESSED
AUG 13 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04203 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dee

DAT : 8/12/08

08

Annual Report
年報



Chevalier International
Holdings Limited
其士國際集團有限公司
(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

(Stock Code 股份代號: 25)

Contents
目錄

Financial Calendar
財務日誌

Event 事項	Date 日期
Announcement of Interim Results 中期業績公佈	12th December 2007 二零零七年十二月十二日
Announcement of Final Results 末期業績公佈	16th July 2008 二零零八年七月十六日
Book Close Dates 截止過戶日期	
Interim Dividend 中期股息	2nd to 4th January 2008 二零零八年一月二日至四日
Final Dividend 末期股息	23rd to 26th September 2008 二零零八年九月二十三日至二十六日
Annual General Meeting 股東週年大會	26th September 2008 二零零八年九月二十六日
Payment of Dividends 派發股息	
Interim dividend of HK$0.16 per share 中期股息每股港幣0.16元	9th January 2008 二零零八年一月九日
Final dividend of HK$0.29 per share 末期股息每股港幣0.29元	9th October 2008 二零零八年十月九日




Financial Summary
財務概要

		2008 二零零八年 HK$ Million 港幣百萬元	2007 二零零七年 HK$ Million 港幣百萬元
Segment revenue	**分類收益**		
Construction and engineering	建築及機械工程	**3,845**	3,003
Insurance and investment	保險及投資	**105**	129
Property	物業	**367**	305
Food and beverages	餐飲	**299**	250
Computer and information communication technology and others	電腦及資訊通訊科技及其他	**953**	978
Total segment revenue	**總分類收益**	**5,569**	**4,665**
Segment performance*	**分類表現***		
Construction and engineering	建築及機械工程	**20**	191
Insurance and investment	保險及投資	**(71)**	150
Property	物業	**518**	130
Food and beverages	餐飲	**17**	16
Computer and information communication technology and others	電腦及資訊通訊科技及其他	**53**	41
Total segment performance	**總分類表現**	**537**	**528**

* Included segment results and share of results of associates and jointly controlled entities
包括分類業績及所佔聯營公司及共同控制企業業績

2008
Segment revenue 分類收益


69%
2%
7%
5%
17%

2007
Segment revenue 分類收益


64%
3%
7%
5%
21%

2008
Segment performance 分類表現
(HK$ million 港幣百萬元)


15
4
(71)
501
2
7
10
(1)
54

2007
Segment performance 分類表現
(HK$ million 港幣百萬元)


186
2
150
136
15
1
39
2

Construction and engineering 建築及機械工程
Insurance and investment 保險及投資
Property 物業
Food and beverages 餐飲
Computer and information communication technology and others 電腦及資訊通訊科技及其他
Subsidiaries 附屬公司
Associates 聯營公司
Jointly Controlled Entities 共同控制企業

The following is a summary of the total assets, total liabilities, share capital and results of the Group as of and for the five years ended 31st March 2008.

下列為本集團於及截至二零零八年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

Financials (HK$ Million)	**財政項目（港幣百萬元）**	2004	2005	2006	2007	**2008**
Total assets	總資產	6,003	6,453	6,936	7,291	**8,579**
Total liabilities	總負債	3,206	3,622	3,948	3,976	**4,812**
Minority interests	少數股東權益	323	291	267	322	**445**
Total equity	總權益	2,474	2,540	2,721	2,993	**3,322**
Share capital	股本					
– in number (Million)	–數目（百萬股）	279	279	279	279	**279**
– in value (HK$1.25 per share)	–數值（每股港幣1.25元）	348	348	348	348	**348**
Revenue	收益	3,092	3,866	4,335	4,665	**5,569**
Profit attributable to equity holders of the Company	本公司股權持有人應佔溢利	186	295	331	318	**231**
Per Share Basis (HK$)	**每股計算（港幣元）**					
Earnings - Basic	盈利–基本	0.69	1.06	1.19	1.14	**0.83**
Dividends	股息	0.30	0.45	0.68	0.50	**0.45**
Net asset value (at book value)	資產淨值（按帳面值）	8.87	9.10	9.75	10.73	**11.91**

Revenue 收益

(HK$ Million 港幣百萬元)


04 3,092
05 3,866
06 4,335
07 4,665
08 5,569

Profit attributable to equity holders of the Company 本公司股權持有人應佔溢利

(HK$ Million 港幣百萬元)


04 186
05 295
06 331
07 318
08 231

Earnings and dividends 盈利及股息

(Per Share Basis HK$ 每股計算港幣)


04 0.30 0.69
05 0.45 1.06
06 0.68 1.19
07 0.50 1.14
08 0.45 0.83
Dividends 股息
Earnings 盈利

Total equity 總權益

(HK$ Million 港幣百萬元)


04 2,474
05 2,540
06 2,721
07 2,993
08 3,322

EXECUTIVE DIRECTORS
CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Vice Chairman and Managing Director)*
TAM Kwok Wing *(Deputy Managing Director)*
CHOW Vee Tsung, Oscar
HO Chung Leung
HO Sai Hou

INDEPENDENT NON-EXECUTIVE DIRECTORS
CHOW Ming Kuen, Joseph
SUN Kai Dah, George
YANG Chuen Liang, Charles

SECRETARY
HO Sai Hou

AUDITORS
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22nd Floor, Prince's Building
Central, Hong Kong

PRINCIPAL BANKERS
Bank of China (Hong Kong) Limited
BNP Paribas, Hong Kong Branch
China Construction Bank Corporation, Hong Kong Branch
Chong Hing Bank Limited
DBS Bank, Ltd., Hong Kong Branch
Shanghai Commercial Bank Limited
The Hongkong and Shanghai Banking Corporation Limited

SOLICITORS
Richards Butler
Appleby

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

執行董事
周亦卿 *(主席兼董事總經理)*
郭海生 *(副主席兼董事總經理)*
譚國榮 *(副董事總經理)*
周維正
何宗樑
何世豪

獨立非執行董事
周明權
孫開達
楊傳亮

秘書
何世豪

核數師
羅兵咸永道會計師事務所
香港執業會計師
香港中環
太子大廈二十二樓

主要往來銀行
中國銀行(香港)有限公司
法國巴黎銀行香港分行
中國建設銀行香港分行
創興銀行有限公司
星展銀行香港分行
上海商業銀行
香港上海匯豐銀行有限公司

律師
齊伯禮律師行
Appleby

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

PRINCIPAL PLACE OF BUSINESS
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road, Kowloon Bay
Hong Kong
Telephone: (852) 2318 1818
Facsimile: (852) 2757 5138

PRINCIPAL SHARE REGISTRARS
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM 08, Bermuda

BRANCH SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG
Tricor Standard Limited
26th Floor, Tesbury Centre
28 Queen's Road East, Hong Kong

SHARE LISTING
The Stock Exchange of Hong Kong Limited
Stock Code: 25

ADR DEPOSITARY BANK
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA
Stock Symbol: CHVLY

WEBSITE
http://www.chevalier.com

主要營業地點
香港
九龍灣宏開道八號
其士商業中心二十二樓
電話：(852) 2318 1818
傳真：(852) 2757 5138

主要股份登記處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM 08, Bermuda

香港股份登記及過戶分處
卓佳標準有限公司
香港皇后大道東二十八號
金鐘匯中心二十六樓

股份上市
香港聯合交易所有限公司
股份代號：25

美國預託證券託管銀行
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA
證券編號：CHVLY

網址
http://www.chevalier.com

Chevalier International Holdings Limited
其士國際集團有限公司*
(Stock Code 股份代號: 25)

Construction and Engineering 建築及工程

- Lifts & Escalators 升降機及電扶梯
- Aluminium Windows and Curtain Walls 玻璃幕牆及鋁窗
- Civil Engineering and Infrastructure 土木工程及基建
- Air-conditioning Systems and Electrical & Mechanical Engineering 冷氣設備系統及機電工程
- Pipe Technologies 管道技術
- Building Construction 建築
- Environmental Engineering 環保工程
- Building Materials and Equipment 建材設備

Insurance and Investment 保險及投資

- Insurance Services 保險服務
- Asset Management 資產管理

Property 物業

- Property Investment and Development 物業投資及發展
- Cold Storage and Logistics 冷藏倉庫及物流
- Property Management 物業管理
- Hotel Investment 酒店投資


56.29%
Chevalier Pacific Holdings Limited
其士泛亞控股有限公司*
(Stock Code 股份代號: 508)
Computer and Information Communication Technology
電腦及資訊通訊科技
Network Solutions
網絡科技
Mobile Digital Solutions
流動數碼方案
Enterprise Automation Technology
企業自動科技
Other Businesses
其他業務
Automobile and Trading
汽車及貿易
Travel Agency
旅遊顧問
Lifestyle Food and Beverages
休閒餐飲
Coffee Wholesale and Retail
咖啡批發及零售
Specialty Restaurants and Bars
特色餐廳及酒吧

* Listed on the Stock Exchange of Hong Kong
於香港聯合交易所上市

Chairman's Statement
主席報告



The past fiscal year posed a number of difficulties. In the face of a faltering US economy, rising commodity prices and financial market instability, the Group took appropriate and decisive actions to mitigate these effects and ensure that it is well-placed for future growth and consistent dividend yield – namely by streamlining, reducing risks and further developing niche business areas.

During the year ended 31st March 2008, the Group was able to increase revenue by 19.4% to HK$5,569 million. Profit attributable to equity holders of the Company was HK$231 million, down 27.4% compared to last year. Healthy contributions from the lifts and escalators, electrical and mechanical (E&M) engineering and aluminium window projects in Hong Kong, Macau and Australia, together with the cold storage operations and property revaluation gains on certain investment properties, helped offset more difficult areas.

In particular, the construction and engineering as well as securities investment segments faced challenges. For example, the rise of materials prices adversely affected our building construction and environmental engineering projects. Meanwhile, inflationary pressure on the global economy imposed stock market volatility and raised the risk of stagflation in the US. This led to a revaluation loss provision against our securities holdings. However, the Group responded by taking prudent steps to trim its bank loans and reduce its equity exposure substantially, thus protecting its cash flow position and demonstrating its emphasis on fiscal prudence and shareholder value.

在過去一個財政年度，我們遭遇不少困難。面對美國經濟動盪、商品價格持續上升及金融市場波動，本集團果斷地採取適當行動，以減輕這些事件的影響，確保本集團於未來保持增長勢頭，並維持穩定的派息率—通過精簡架構、減低風險及進一步拓展適當的業務領域。

截至二零零八年三月三十一日止年度，本集團收益得以上升19.4%至港幣55.69億元。本公司股權持有人應佔溢利較去年下降27.4%至港幣2.31億元。來自香港、澳門及澳洲的升降機及電扶梯、機電及鋁窗項目的可觀貢獻，連同冷藏倉庫業務及若干投資物業的物業重估收益，均有助抵銷較困難的業務領域。

當中，建築及機械工程以及證券投資方面面臨挑戰。例如，材料價格上升對本集團的建築及環保工程項目造成不利影響。同時，全球經濟的通脹壓力導致股市波動不定增加了美國的滯脹風險，致使本集團須對所持證券計提重估虧損準備。然而，本集團積極作出回應，採取審慎措施，調節銀行借款及大幅減低其資本風險，從而保障本集團的現金流動狀況，表明其重視審慎的財務政策及股東價值。

The Group also made decisions to continue lowering overhead and operating expenses; streamline and offload under-performing business in order to realise profit from original investments; and improve overall return on capital – all of which have offered additional relief. After the year-end, the Group announced its disposal of 75% of a pipe technology business to sharpen focus on developing the niche Hong Kong pipe rehabilitation market and Plastream advanced pipe technology from Australia. To further improve its competitiveness in the value chain and create long-term benefits, the Group is also keen to explore cooperation opportunities with vendors and suppliers to form strategic alliances or joint ventures.

本集團亦繼續減少日常管理及營運開支；精簡表現欠佳的業務以從原有之投資套利；以及提升整體股本回報—上述全部措施均有助進一步紓緩壓力。於年底後，本集團宣佈出售75%的管道技術業務，以專注於發展適合香港的管道修復市場以及自澳洲引進的Plastream先進管道技術。為進一步提升本集團價值鏈的競爭力及創造長遠利益，本集團亦積極物色與賣方及供應商合作的機會，期望建立策略聯盟或發展合營項目。

Although austerity measures have been implemented to cool down the overheated property markets in Mainland China, the Group strongly believes that property prices there will regain momentum due to strong local market demand, improved affordability and robust economic growth, and it is confident that its projects will yield satisfactory return in the coming years.

儘管中國政府已實施緊縮措施以冷卻中國內地過熱的物業市場，然而鑒於內地的市場需求強勁、負擔能力改善及經濟增長穩健，本集團深信物業價格將重拾升軌，對其項目於未來年度獲得滿意回報亦充滿信心。

The Group is also optimistic about the prospects of its high-end food and beverages (F&B) business. Being one of the major F&B operators in Hong Kong, operating 78 Pacific Coffee outlets and 29 Igor's bars and restaurants globally and equipped locally with a sizable central kitchen run by Igor's, the Group is in a competitive position to achieve economies of scale, further enhance food quality and variety, and take positive steps in sales-building and cost-reduction initiatives.

本集團亦對其高檔餐飲業務前景樂觀。作為香港的主要餐飲營運商之一，本集團在全球經營78間Pacific Coffee以及29間Igor's酒吧及特色餐廳，並配合Igor's經營管理的大型中央廚房，這樣的競爭優勢有助本集團達致規模效益，進一步提升食品質素和多樣性，以及採取積極措施增加銷售並得以降低成本。

It was another year for recognition of excellence among Chevalier Group companies. Chevalier Property Management Limited received the "Progressive Award (Residential Building)" in the Caring Environment Recognition Scheme 2007 for its work toward installing disabled-friendly features at residential properties. Also, Chevalier Insurance Company Limited was named an Appointed Services Provider of the Employees' Compensation Insurance Residual Scheme.

本年度，其士集團旗下公司的傑出表現再次贏得讚譽。其士富居物業管理有限公司獲二零零七年共融環境表揚計劃頒授「積極進步獎(住宅樓宇)」，嘉許其於住宅物業內裝置無障礙設施。此外，其士保險有限公司獲委任為僱員補償聯保計劃的指定服務提供商。

As a socially responsible entity, the Group once again was very active in communities around the world, contributing significant resources to causes benefiting children, the environment, the arts and more. Of particular note is the fundraising work done by Igor's Group for ROSE charities in support of the Children's Surgical Centre in Phnom Penh, Cambodia. Nearly HK$1.4 million was raised in 2007, bringing the total since 2005 to HK$2.5 million.

作為一個有社會責任之企業，本集團再次活躍於全球社區，投放大量資源於兒童福利、環保、藝術及其他慈善事業。其中包括Igor's集團為支援柬埔寨金邊市的兒童手術中心(Children's Surgical Centre)而協助ROSE慈善機構舉辦籌款活動。於二零零七年籌得的善款接近港幣140萬元，而由二零零五年起所籌得的善款總額達港幣250萬元。

In April 2008, Mr Kan Ka Hon and Mr Li Kwok Heem, John resigned from their roles on the Board as Executive Director and Independent Non-Executive Director respectively. I would like to take this opportunity to express our gratitude for their service to the Board over the years. We also welcome the appointment of our new directors, Mr Yang Chuen Liang, Charles and Mr Ho Sai Hou, both of whom bring significant experience to the Board.

於二零零八年四月，簡嘉翰先生及李國謙先生分別辭任其董事會執行董事及獨立非執行董事職務。本人謹藉此機會感謝兩位於任期內對董事會作出之貢獻。我們亦歡迎新任董事楊傳亮先生及何世豪先生加盟本集團，兩位均為董事會帶來豐富經驗。

As our shareholders know, the name "Chevalier" is a French word for "knight", signifying our spirit and commitment to succeed no matter what the circumstances. With a strong financial position and ample liquidity position, coupled with prudent, disciplined financial management proven over the past 30-plus years, the Board strongly believes that the Group can live up to its namesake, weather the current challenges and continue on its path to future success. On behalf of the Board, I thank the management and staff for their hard work and professionalism and look forward to another successful year together.

誠如本集團股東所了解，「Chevalier」是一個法文單詞，解作「武士」，象徵我們無論面臨何種困境均勇往直前的精神及承諾。憑藉穩健的財務狀況及充裕的流動資金狀況，加上歷經三十多年不變的審慎嚴謹的財務管理，董事會深信，無論是面對現時挑戰抑或持續其於未來的成功之路，本集團均能不負所望。本人謹代表董事會對管理層及員工的不懈努力及專業精神致以感謝，並共同期待再創輝煌的一年！

Chow Yei Ching
Chairman and Managing Director

周亦卿
主席兼董事總經理

The Group operates the following core businesses: construction and engineering, insurance and investment, property, food and beverages ("F&B"), computer and information communication technology ("IT") and others.

本集團經營以下核心業務：建築及機械工程、保險及投資、物業、餐飲、電腦及資訊通訊科技（「資訊科技」）及其他。

CONSTRUCTION AND ENGINEERING

建築及機械工程

During the year under review, the Group was able to capitalise on increased demand for the construction, installation and maintenance of lifts and escalators, E&M engineering projects, aluminium windows and pipe technology services, resulting in a 28.0% increase in revenue for this segment from HK$3,003 million to HK$3,845 million. The total value of the major contracts on hand for this segment remains at HK$3.2 billion.

回顧年度內，本集團有賴升降機及電扶梯、機電工程項目、鋁窗及管道技術業務等之建築、安裝及維修服務的需求增加，使該等業務收益由港幣30.03億元上升至港幣38.45億元，增幅達28.0%。該業務主要的手頭訂單總值維持於港幣32億元之水平。

Despite higher revenue from the building construction division, gross margin suffered from significant price increases in raw materials, especially metals. In response, the division imposed more stringent cost controls and project management to mitigate the effects. In addition, the Group has finalised placing orders for raw materials for current projects, which should also help minimise price volatility. Looking ahead, the division will aim at incorporating pricing adjustment mechanisms into future coming contracts so as to reduce our exposure in these areas.

儘管建築部門錄得較高收益，毛利率卻因原材料（尤其是金屬）的價格大幅上升而受挫。有見及此，該部門實施更嚴格的成本控制及項目管理措施以減輕影響。此外，本集團已落實現時項目所需原材料的訂單，此舉亦有助減低價格浮動。展望未來，該部門的目標是將價格調整機制納入未來將訂立的合約，以減少本集團就此類業務所面對的風險。

Major projects on hand for the building construction division include:

建築部門的主要手頭合約包括：

i. Construction of "The Praia" in Macau

i. 於澳門興建「海擎天」

ii. Hong Kong Community College Development at The Hong Kong Polytechnic University

ii. 於香港理工大學興建香港專上學院發展項目

iii. Redevelopment of Shatin Pass Estate

iii. 興建沙田坳村的重建項目

iv. Two primary schools in Area 13, Yuen Long, New Territories

iv. 於新界元朗第十三區興建兩所小學

Despite very competitive market conditions, especially for the new sales and installation business, the lifts and escalators division maintained its profit contribution in the year under review. After installing more than 15,000 lifts and escalators over the past 30 years, the division is well positioned to serve the repair and maintenance needs of its customers and derive stable recurring income. The division also secured a large project from Singapore Housing Development Board to provide over 850 lifts and escalators. Other major projects on hand include the supply and installation of lifts and escalators for the residential development at Celestial Heights, The Palazzo and Tai Wai East Rail Station in Hong Kong, and Galaxy Mega Resort & Casino in Macau.

回顧年度內，儘管面對競爭激烈的市場狀況（尤其是新的銷售及安裝業務），升降機及電扶梯部門仍維持其盈利貢獻。該部門於過去30年安裝超過15,000部升降機及電扶梯後，目前已作好準備應對客戶的修理及維修需要，力爭穩定的經常性收入。該部門亦已自新加坡房屋發展署取得一個提供超過850部升降機及電扶梯之大型項目。其他主要手頭合約包括為香港半山豈號、御龍山及大圍東鐵站的住宅發展項目及澳門銀河娛樂渡假酒店及娛樂場供應及安裝升降機及電扶梯。




其士





1. My Villa in Beijing, P.R.C.
北京歐郡
2. Chevalier's cold storage and logistics services
其士的冷藏倉庫及物流服務
3. Chevalier's property management services
其士物業管理服務
4. Chevalier Hotel – Jiujiang
其士（九江）大酒店

Most of the resources and efforts of the E&M division were focused on Macau in the year under review, which provided additional revenue and steady profit contribution as compared to last year. Projects on hand for this division in Macau include E&M works for the Galaxy Resort and Casino, the expansion phase of Wynn Resorts and City of Dreams.

The performance of the environmental engineering division was affected by a project involving the supply and installation of E&M equipment for Tai Po Sewage Treatment Works Stage V, which encountered delays and rising costs for building materials and labour. The division has undergone internal restructuring to fine-tune its bidding budget process and ongoing project monitoring with a view to restoring profitability.

The aluminium windows and curtain wall division, which provides a full range of services including the design, renovation, engineering management and installation of curtain walls, recorded another year of satisfactory performance. Being one of the few major players in Hong Kong, the division has in recent years further developed footholds in diverse overseas markets including Australia, Japan and Macau. Major projects on hands for this division include designing, supplying and installing glass curtain walls for I-Square, a 32-storey entertainment complex at the former site of the Hyatt Regency Hotel, St Paul Hospital in Causeway Bay, and the 15-storey headquarters of Sydney Water, a Class A office building in Sydney.

During the year under review, the Group was able to narrow loss and increase revenue for the pipe technologies business by streamlining its operations. Pursuant to Sales and Purchase Agreement, the Group will dispose 75% of its interests in a pipe technology business to Sekisui Chemical Co., Ltd. ("Sekisui"), a company listed on the Tokyo Stock Exchange and Osaka Securities Exchange that provides a natural fit due to its sizeable presence in the construction materials industry. The Group is confident that this will fuel further growth by improving competitiveness and marketability. The transaction should also enable the Group to realise an estimated profit of over HK$100 million, which will be recognised in 2008/09 upon closing of the disposal.

Following this, the Group will focus on developing niche businesses for the Hong Kong pipe rehabilitation market and its new Australian technology, Plastream, under the Rib Loc brand. With the Drainage Services Department and Water Supplies Department's launch of comprehensive water mains improvement schemes, which are respectively aimed at renovating Hong Kong's sewage infrastructure and aged freshwater and saltwater mains in the coming years, the Group is optimistic about the prospects of this division.

回顧年度內，機電工程部門大部份的資源及人手均集中於澳門，較去年提供額外收益和穩定之盈利貢獻。該部門之澳門手頭合約包括為銀河娛樂渡假酒店及娛樂場、永利渡假村的擴建部份及新濠天地提供機電工程。

環保工程部門的表現因有關大埔污水處理廠第五期工程機電設備的供應及安裝項目而受到影響，該項目出現延誤以及建築材料成本和人工增加的情況。該部門已透過內部重組調整其落標及項目監察程序，以期回復盈利能力。

玻璃幕牆及鋁窗部門提供一系列全面服務，包括設計、翻新、工程管理和安裝玻璃幕牆，該部門再次錄得令人滿意的表現。作為香港少數的主要營運商之一，該部門近年進一步於多個海外市場包括澳洲、日本及澳門開拓據點。該部門的主要手頭項目包括為32層高綜合娛樂場所I-Square（其所在地盤原為香港凱悅酒店舊址）、銅鑼灣聖保祿醫院及15層高的悉尼水務(Sydney Water)總部（該大廈為悉尼的甲級寫字樓）設計、供應及安裝玻璃幕牆。

回顧年內，透過提升其管道技術業務的營運效率，本集團得以縮窄該業務領域的虧損並增加收益。根據買賣協議，本集團將會向積水化學工業株式會社（「積水」，一家於東京證券交易所及大阪證券交易所上市的公司）出售其75%的管道技術業務權益，蓋因該公司於建材行業的高佔有率可與上述出售項目完美配合。本集團有信心此舉將有助提升競爭力和可銷性，進一步推動業務增長。此外，預計該交易將使本集團獲得盈利逾港幣1億元，該金額將於出售完成後於二零零八年／零九年度入帳。

其後，本集團將集中發展適合香港管道翻新市場的業務及澳洲Rib Loc品牌旗下的嶄新技術Plastream。鑒於渠務署及水務署全面開展水管改善計劃，於未來數年翻新香港的污水基本設施及老化的淡水及鹹水管，本集團對該部門的前景樂觀。



TOSHIBA
Satellite



5. Insurance services of Chevalier
其士保險業務
6. Chevalier distributes Toshiba notebook computer
其士代理東芝手提記薄型電腦
7. Chevalier's network solutions
其士引入尖端的網絡科技
8. Honda Automobile Dealership in Canada selling and maintenance services
加拿大的本田代理車行提供銷售及維修服務

INSURANCE AND INVESTMENT

During the year under review, revenue from this segment decreased from HK$129 million to HK$105 million as compared to last year. However, profit declined substantially from HK$150 million to a loss of HK$71.1 million, which was mainly due to the revaluation of the Group's investment portfolio at year-end following significant adjustments in the global equity markets.

The global market is now battling two major threats. In developed countries, the biggest threat is financial turbulence. From the emerging world's perspective, inflation is the biggest problem. Financial concerns in the Western world have given rise to a substantial drop in the equity markets, and together with the Mainland government's continuous tightening of monetary controls, the PRC and Hong Kong stock markets sank to new lows in 2008. The Group has already taken prudent steps and reduced substantially its equity exposure. Meanwhile, the insurance underwriting business for employee compensation in Hong Kong, which constitutes the main portfolio of our insurance subsidiary, continued to face intense market competition during fiscal 2007/08, and return from securities investment also decreased.

PROPERTY

Revenue and profit for this segment increased substantially to HK$367 million and HK$501 million respectively. The increase in profit was mainly due to the cold storage business and the revaluation of the Group's investment properties in the PRC and Hong Kong.

The Group made good progress in Mainland China property development during the financial year and also achieved satisfactory growth in property sales. Phase I of the villa section at "My Villa" in Beijing was completed and delivered to buyers during the year. Also, pre-sales of the residential section of Chevalier Tower, a residential and commercial project in Chengdu, enjoyed an enthusiastic response with more than 90% of the apartments being quickly swept up by buyers. Thankfully, the Group's PRC businesses and property development projects were not affected by the recent earthquakes in Sichuan. The latest addition to the Group's property development projects in Beijing, Chengdu, Hefei and Shenzhen is a project in Changchun of over 700,000 sq.m. Profit contribution from the projects will be recognised in the coming years when the properties are completed and delivered to buyers. To fund growth in the property segment, the Group also secured a HK$1 billion 5-year club loan from six banks in November 2007.

To sustain long-term growth in the Mainland China property development business, we continued to look for opportunities in 2nd tier cities and acquired a premium land bank during the year. As of 31st March 2008, the total GFA of our land bank amounted to over 1,500,000 sq.m., which should be sufficient to support our development plans in the coming 5 years.

The logistics and cold storage business continued to produce outstanding results, capitalising on booming local demand to achieve a highly satisfactory occupancy rate of over 90% and increased profit contribution. The Group expects to have steady rental cash flow from this division in the coming year.

The property management division provides management services for commercial and industrial buildings, residential units, shopping arcades, car parks and other amenities in buildings with a total floor area of over 2 million sq.m. in Hong Kong and Mainland China. Making use of our experience in Hong Kong, the division is well positioned to leverage opportunities arising in Mainland China.

A fair value gain of HK$387 million was recorded on revaluation of those investment properties located in the Mainland China and Hong Kong.

保險及投資

回顧年內,該分類收益由去年的港幣1.29億元下跌至港幣1.05億元。然而,盈利由港幣1.5億元大幅下跌至虧損港幣7,110萬元,主要由於全球資本市場經歷大幅調整後於年底重估本集團的投資組合所致。

全球市場現正面臨兩大主要威脅。在發達國家,最大威脅是金融風暴。從最新的全球觀點來看,通脹是最大問題。西方國家的金融問題,導致股市大幅下跌,而內地政府持續實施緊縮的貨幣調控政策,中國內地及香港股市於二零零八年均屢創新低。本集團已採取審慎步驟並大幅減低其在股票上的風險。同時,構成本集團附屬保險公司主要組合的香港僱員補償承保業務,於二零零七/零八財政年度持續面對激烈的市場競爭,而證券投資回報亦下跌。

物業

此業務的收益及盈利分別大幅增加至港幣3.67億元及港幣5.01億元。盈利上升主要源自冷藏倉庫業務以及本集團重估中國及香港的投資物業。

於本財政年度,本集團於內地的物業發展業務進展良好,物業銷售額亦取得令人滿意的增長。位於北京的「北京歐郡」第一期別墅已經落成,將於年內交付買家。此外,成都商住項目「世代錦江•凱旋門」的住宅部分已開始預售,市場對該項目反應熱烈,超過90%的公寓迅速售出。本集團內地業務及物業發展項目並未受到近期四川地震的影響。除北京、成都、合肥及深圳的物業發展項目外,本集團近期亦新增一個位於長春面積逾700,000平方米的項目。盈利將於未來數年待有關物業落成及交付予買家後入帳。本集團更於二零零七年十一月與六家銀行簽署一項價值港幣10億元,為期五年的定期及循環借款,以支持物業業務的發展。

為了維持中國內地物業發展業務的長遠增長,本集團繼續留意二線城市的商機,並於年內獲得優質土地儲備。截至二零零八年三月三十一日,本集團土地儲備的總建築樓面面積超逾150萬平方米,足以支持本集團未來五年的發展計劃。

物流及冷藏倉庫業務表現繼續突出,利用本地日益殷切的需求,錄得逾90%的理想租用率,從而提升盈利貢獻。未來數年,本集團預期此部門將產生穩定的租金現金流。

物業管理部門為全港及中國內地超過200萬平方米的商業及工業大廈、住宅單位、商場、停車場、大廈及其他設施提供管理服務。憑藉本集團於香港的經驗,此部門已準備就緒以把握中國內地的商機。

位於中國內地及香港的投資物業重估錄得公允值收益港幣3.87億元。

F&B, IT AND OTHERS

Revenue and profit from these businesses increased to HK$1,251 million and HK$61.9 million respectively.

During the year, Pacific Coffee in Hong Kong achieved steady revenue and encouraging operating profit. The total number of Pacific Coffee stores in Hong Kong stood at 63 as of 31st March 2008 as compared to 51 in March last year. Benefiting from a robust economic environment and the Group's continued investment in branding, product quality and services, same-store sales in Hong Kong grew an impressive 8.3% during the year and total revenue climbed 19.5% to HK$266 million. Our 49%-owned Igor's Group of restaurants and bars recorded exceptionally remarkable performance – a two-third increase in revenue with a net profit contribution more than double the last calendar year. With the synergies gained from the central kitchen, the Group is optimistic about the future of the F&B business in Hong Kong.

However, in addition to the closure of two unprofitable Pacific Coffee outlets in Shanghai and Beijing as mentioned in our interim report, the results of F&B were also affected by the closure of a few other Pacific Coffee outlets in Mainland China and the termination of its bakery operations in Beijing. Despite such setbacks, Pacific Coffee is still optimistic about the long-term market potential of coffee culture in the Mainland China and will cautiously continue its efforts to expand its outlet network in prime locations of major cities.

As of 31st March 2008, Pacific Coffee had 78 shops and Igor's had 29 outlets worldwide.

During the year, the revenue as well as profit of the IT business decreased slightly. As we are still in a competitive market position, effective cost controls with continuous operational restructuring have been imposed in Hong Kong and Thailand to defend our profit margin.

Elsewhere, the Nissan and Toyota car dealership businesses in Chengdu recorded improvements in both revenue and gross margin. To further capture the PRC market, we established a Nissan car dealership in Panzhihua and entered into an agreement to become the sales agent for Hongqi during the year. These moves were in line with our strategy of providing automobiles to PRC customers of different segments. The performances of our car dealership businesses in Canada and food trading businesses in the USA were also satisfactory, with both registering increases in both revenue and profit contribution.

餐飲、資訊科技及其他

該等業務的收益及盈利分別上升至港幣12.51億元及港幣6,190萬元。

年內，香港的Pacific Coffee業務錄得穩定收益，經營溢利增長令人鼓舞。截至二零零八年三月三十一日，Pacific Coffee於香港的店舖總數為63間，而去年三月為51間。受惠於蓬勃的經濟環境，加上本集團持續投放資源於提升品牌、產品質素和服務，令香港市場於年內的同店銷售錄得8.3%的可觀增長，總收益攀升19.5%至港幣2.66億元。同時，本集團擁有49%權益的Igor's餐飲管理集團的餐廳及酒吧業務亦錄得卓越表現 — 收益上升三分之二，純利貢獻較上一曆年超逾一倍。由於中央廚房帶來協同效益，本集團對香港的餐飲業務前景非常樂觀。

然而，誠如本集團中期報告所述，本集團除關閉兩間分別位於上海及北京盈利能力欠佳的Pacific Coffee店舖外，餐飲業務業績亦因再關閉內地其他數間Pacific Coffee店舖以及終止北京的烘焙食品業務而受到影響。儘管如此，Pacific Coffee仍對中國內地咖啡文化的長遠市場潛力保持樂觀，並將審慎地繼續擴展其於主要城市黃金地段的店舖網絡。

於二零零八年三月三十一日，Pacific Coffee於全球擁有78間分店，Igor's則擁有29間餐廳。

年內，資訊科技業務的收益及盈利均輕微下跌。鑒於本集團仍面對市場競爭，香港及泰國業務已採取有效的成本控制措施及持續重組營運架構以維持毛利率。

此外，成都的日產及豐田汽車代理業務的收益及毛利率均有所改善。為進一步佔據中國市場，本集團於攀枝花成立日產汽車代理，並於年內簽訂協議，成為紅旗的銷售代理。此等部署與本集團向各不同業務的中國客戶提供汽車的策略一致。本集團的加拿大汽車代理業務及美國的食品貿易業務亦表現不俗，兩者在收益和盈利貢獻方面均有可觀增長。







9. Pacific Coffee – coffee wholesale and retail
Pacific Coffee—咖啡批發及零售
10. Cafe Duvet – an alfresco bar under Igor's Group in Discovery Bay
Igor's餐飲集團旗下位於愉景灣的露天酒吧Cafe Duvet
11. Watermark – a new waterfront restaurant under Igor's Group in Central
Igor's餐飲集團旗下位於中環新開設的臨海餐廳Watermark



Dr CHOW Yei Ching 周亦卿博士 | Mr KUOK Hoi Sang 郭海生先生 | Mr TAM Kwok Wing 譚國榮先生 | Mr CHOW Vee Tsung, Oscar 周維正先生 | Mr HO Chung Leung 何宗樑先生

EXECUTIVE DIRECTORS

Dr CHOW Yei Ching, Chairman and Managing Director, aged 72, is the founder of Chevalier Group since 1970. He is the Chairman of Chevalier Pacific Holdings Limited ("CPHL"), a public listed company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). He is also a director of certain companies of the Group. He is also an Independent Non-Executive Director of Van Shung Chong Holdings Limited, Shaw Brothers (Hong Kong) Limited and Towngas China Company Limited and a Non-Executive Director of Television Broadcasts Limited. In 1995, Dr Chow was awarded with an Honorary Degree of Doctor of Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellow by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also a Consultative Professor of Zhejiang University and a Lecture Professor of Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 2001 as the Vice Patron of The Community Chest in Hong Kong. He was also appointed as the Honorary Consul of The Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a President of The Japan Society of Hong Kong and the Chairman of the National Taiwan University-HK Alumni Association, etc. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan. Furthermore, Dr Chow was also awarded the Gold Bauhinia Star from the Government of the HKSAR ("HKSAR Government") in 2004. He is the father of Mr Chow Vee Tsung, Oscar, an Executive Director of the Company.

執行董事

周亦卿博士，主席兼董事總經理，現年七十二歲，於一九七零年創立其士集團。彼為其士泛亞控股有限公司（「其士泛亞」）之主席，該公司為香港聯合交易所有限公司（「聯交所」）上市公司。彼亦為本集團若干公司之董事。周博士並為萬順昌集團有限公司、邵氏兄弟（香港）有限公司及港華燃氣有限公司之獨立非執行董事及電視廣播有限公司之非執行董事。於一九九五年，周博士分別榮獲香港理工大學頒授榮譽工商管理博士學位及香港大學頒授名譽大學院士銜，並於一九九六年及一九九七年分別獲聘為南京大學名譽董事及獲香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學及香港科技大學之顧問委員會委員，並對此三間大學在研究及發展方面給予大力支持。彼並為中國浙江大學之顧問教授與及四川聯合大學之講座教授。周博士一向熱心慈善公益事務，於二零零一年獲選為香港公益金名譽副會長。彼亦於二零零一年獲委任為巴林王國駐香港名譽領事。周博士並一直致力積極推動有關專業團體事務，及在個別宗親同鄉會及關心中國事務等機構擔任要職，貢獻良多，其中包括香港日本文化協會會長及台灣大學香港校友會會長。此外，英、比、法、日四國先後頒授勳銜予周博士，以表揚及認同彼對本地及海外社會之貢獻。再者，周博士更於二零零四年獲香港特別行政區政府「香港特區政府」頒授金紫荊星章。彼為本公司執行董事周維正先生之父親。



Mr HO Sai Hou
何世豪先生

Dr CHOW Ming Kuen, Joseph
周明權博士

Mr SUN Kai Dah, George
孫開達先生

Mr YANG Chuen Liang, Charles
楊傳亮先生

EXECUTIVE DIRECTORS (continued)

Mr KUOK Hoi Sang, Vice Chairman and Managing Director, aged 58, joined Chevalier Group in 1972 and is an Executive Director of CPHL, a public company listed on the Stock Exchange. He is also a director of certain companies of the Group. He is the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers, Vice President of the Hong Kong Federation of Electrical and Mechanical Contractors Limited and a Registered Lift and Escalator Engineer in Hong Kong. He is a member of the Guangzhou Committee of the Chinese People's Political Consultative Conference ("CPPCC"). Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group.

Mr TAM Kwok Wing, Deputy Managing Director, aged 47, joined Chevalier Group in 1986. He is also a director of certain companies of the Group. Apart from managing the operation of insurance underwriting together with property development, property management, cold storage logistics and travel agency businesses, he is also responsible for legal affairs, human resources management and corporate communications of Chevalier Group. Mr Tam holds a Bachelor Degree in Laws from Beijing University of the PRC, a Master of Arts Degree from City University of Hong Kong and a Postgraduate Diploma in Corporate Administration from The Hong Kong Polytechnic University. He is also a Fellow Member of the Chartered Institute of Arbitrators, the Institute of Chartered Secretaries and Administrators in the U.K. and the Hong Kong Institute of Chartered Secretaries. Mr Tam is appointed as a member of the CPPCC, Changchun. Presently, he also serves as an Honorary Secretary of the Insurance Claims Complaints Bureau, the Chairman of Publication Committee and a Council Member of The Hong Kong Association of Property Management Companies as well as a Committee Member in the Education Committee of the Hong Kong Institute of Chartered Secretaries.

執行董事(續)

郭海生先生，副主席兼董事總經理，現年五十八歲，於一九七二年加入其士集團並為其士泛亞之執行董事，該公司為聯交所上市公司。彼亦為本集團若干公司之董事。彼為香港電梯業協會主席、國際電梯工程師協會香港—中國分會副主席及香港機電工程商聯會副主席，並為香港註冊升降機及自動梯工程師，彼更獲委任為中國人民政治協商會議(「政協」)廣州市委員。郭先生對業務發展擁有豐富經驗，並負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及營運管理。

譚國榮先生，副董事總經理，現年四十七歲，於一九八六年加入其士集團。彼亦為本集團若干公司之董事。除管理其士集團之保險承保、物業發展、物業管理、冷藏倉庫物流及旅遊代理等業務外，彼亦負責集團之法律事務、人力資源管理及企業傳訊等事務。譚先生持有中國北京大學法律學士學位、香港城市大學文學碩士學位及香港理工大學企業管理深造文憑。彼亦為英國特許仲裁學會、英國特許秘書及行政人員公會及香港特許秘書公會之資深會員。同時，譚先生獲委任為政協長春市委員會委員，現還擔任香港保險索償投訴局名譽顧問及香港物業管理公司協會理事暨出版委員會主席及香港特許秘書公會教育委員會委員。

EXECUTIVE DIRECTORS (continued)

Mr CHOW Vee Tsung, Oscar, Director, aged 34, joined Chevalier Group in 2000 and is the Managing Director of CPHL, a public company listed on the Stock Exchange. He is also a director of certain companies of the Group. Mr Chow holds a degree in Master of Engineering from the University of Oxford, U.K. He is currently a General Committee Member and Chairman of the Environment Committee of the Hong Kong General Chamber of Commerce, a General Committee Member of the Chinese Manufacturers' Association of Hong Kong and The Chamber of Hong Kong Listed Companies. He is also a Council Member of the Hong Kong Productivity Council and a General Committee Member of the Infrastructure Development Advisory Committee of Hong Kong Trade Development Council. Mr Chow is a member of the Committee Member of the CPPCC, Shanghai. He is the son of Dr Chow Yei Ching, the Chairman and Managing Director of the Company.

Mr HO Chung Leung, Director, aged 58, joined Chevalier Group in 1985. He is also a director of certain companies of the Group. He is responsible for management of Chevalier Group's accounting and treasury activities. Mr Ho is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of The Hong Kong Institute of Certified Public Accountants.

Mr HO Sai Hou, aged 42, was appointed as an Executive Director and Company Secretary on 1st April 2008 and is also an Executive Director and Company Secretary of CPHL, a public company listed on the Stock Exchange. He is also a director of certain companies of the Group. He joined Chevalier Group in 2005. He is responsible for management of Chevalier Group's accounting and treasury, corporate finance and company secretarial activities. He is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr Ho holds a Bachelor of Social Sciences Degree in Accounting from The University of Hong Kong and completed his EMBA with The China Europe International Business School in 2007. Previously, Mr Ho was the Chief Financial Officer and an executive director of Van Shung Chong Holdings Limited.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr CHOW Ming Kuen, Joseph *O.B.E., J.P.*, aged 66, was appointed as an Independent Non-Executive Director in 2002 and a member of the Audit Committee and chairman of the Remuneration Committee of the Company. He is the Chairman of Joseph Chow & Partners Ltd., an independent non-executive director & chairman of PYI Corporation Limited, an independent non-executive director of Build King Holdings Limited and Road King Infrastructure Limited as well as a non-executive director of Wheelock Properties Limited. He has over 40 years of experience in the planning, design and construction of many major engineering projects in the U.K., Middle East, the PRC and Hong Kong. He is currently the Chairman of the Construction Workers Registration Authority and Hon. Senior Superintendent of the Hong Kong Auxiliary Police Force. He was previously the President of The Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board, Hong Kong Examinations and Assessment Authority and Pamela Youde Nethersole Eastern Hospital Governing Committee as well as a Member of the Hong Kong Housing Authority and Hospital Authority.

執行董事(續)

周維正先生，董事，現年三十四歲，於二零零零年加入其士集團，彼為其士泛亞之董事總經理，該公司為聯交所上市公司。彼亦為本集團若干公司之董事。周先生持有英國牛津大學工程碩士學位，亦為香港總商會理事會會員及該會之環保委員會主席、香港中華廠商聯合會會董及香港上市公司商會常務委員會委員。彼亦為香港生產力促進局財務委員會及香港貿易發展局基建發展服務咨詢委員會成員。周先生為政協上海市委員會委員。周先生為本公司主席兼董事總經理周亦卿博士之兒子。

何宗樑先生，董事，現年五十八歲，於一九八五年加入其士集團。彼亦為本集團若干公司之董事。何先生主要負責管理其士集團的會計及庫務等事務。何先生為英國特許公認會計師公會資深會員及香港會計師公會會員。

何世豪先生，現年四十二歲，於二零零八年四月一日獲委任為本公司之執行董事及公司秘書，並為其士泛亞之執行董事及公司秘書，該公司為聯交所上市公司。彼亦為本集團若干公司之董事。彼於二零零五年加入其士集團。彼負責管理其士集團的會計及庫務、企業財務及公司秘書事務。彼為香港會計師公會會員及英國特許公認會計師公會資深會員。何先生持有香港大學社會科學系會計學學士學位，並於二零零七年於中歐國際工商學院完成行政工商管理碩士學位。何先生曾為萬順昌集團有限公司之集團財務總監及執行董事。

獨立非執行董事

周明權博士*O.B.E., J.P.*，現年六十六歲，於二零零二年被委任為本公司之獨立非執行董事，並為審核委員會成員及薪酬委員會之主席。彼為周明權工程顧問有限公司之主席、保華集團有限公司獨立非執行董事兼主席、利基控股有限公司及路勁基建有限公司獨立非執行董事，並為會德豐地產有限公司非執行董事。彼擁有超過四十年於英國、中東、中國及香港籌劃、設計及興建多個工程項目之經驗。彼現任香港建造業工人註冊管理局主席及香港輔助警察隊之榮譽高級警司。彼曾出任香港工程師學會會長、香港工程師註冊局、香港考試及評核局及東區尤德夫人那打素醫院管理委員會之主席，並曾任香港房屋委員會及醫院管理局之委員。

INDEPENDENT NON-EXECUTIVE DIRECTORS (continued)

Mr SUN Kai Dah, George, aged 68, was appointed as an Independent Non-Executive Director and a member of the Audit Committee and Remuneration Committee of the Company on 31st March 2006. He has extensive experience in business management. He was the founder of Zindart Limited, a company incorporated in 1978 and listed on the United States NASDAQ. He has retired from the position of Chief Executive Officer of Zindart Limited since 1998.

Mr YANG Chuen Liang, Charles *J.P.*, aged 49, was appointed as an Independent Non-Executive Director, chairman of the Audit Committee and a member of the Remuneration Committee of the Company on 1st April 2008. He is a qualified accountant and company secretary of Changan Minsheng APLL Logistics Co., Ltd. which is listed on the Stock Exchange. Previously, he was the Chief Financial Officer and Director of Hong Kong Asia Television Limited. Mr Yang is a partner of S. Y. Yang & Company, Practising firm of Accountants and a member of the Institute of Chartered Accountants in England & Wales and the Hong Kong Institute of Certified Public Accountants. Mr Yang obtained a Master Degree in Business Administration from The City University London in 1983. Mr Yang was appointed as Justice of the Peace by the HKSAR Government in 2004. He was selected as "Outstanding Accountant Ambassador" by the Hong Kong Institute of Certified Public Accountants in 2004. He is currently a member of Hubei CPPCC. Mr Yang is the Chairman of Admissions, Budget and Allocations Committee and a Director of The Community Chest. He is also a member of the HKSAR Chinese Medicine Council and Partnership Fund For The Disadvantaged.

獨立非執行董事(續)

孫開達先生,現年六十八歲,於二零零六年三月三十一日被委任為本公司之獨立非執行董事,並為審核委員會及薪酬委員會之成員。彼擁有豐富商業管理經驗。彼為一間於一九七八年成立,並於美國那斯達克證券市場上市的公司 – Zindart Limited之創辦人。彼於一九九八年榮休該公司行政總裁一職。

楊傳亮先生 *J.P.*,現年四十九歲,於二零零八年四月一日獲委任為本公司之獨立非執行董事,並為審核委員會主席及薪酬委員會成員。彼現為於聯交所上市的重慶長安民生物流股份有限公司之合資格會計師及公司秘書。彼曾為香港亞洲電視有限公司之財政總裁及董事。楊先生現為楊錫禹會計師行之合夥人,並為英格蘭及威爾斯特許會計師公會及香港會計師公會會員。楊先生於一九八三年於倫敦城市大學持有工商管理碩士學位。楊先生於二零零四年獲香港特區政府委任為太平紳士。同年,彼獲選為香港會計師公會「傑出會計師大使」。彼現為湖北省政協委員。楊先生為公益金之董事,並為入會、預算及分配委員會主席。彼亦為特區政府中醫藥管理委員會及攜手扶弱基金會會員。

APRIL 2007 – MARCH 2008
二零零七年四月至二零零八年三月

April 2007 二零零七年四月

CPC Construction Hong Kong Limited won a water works contract from Hong Kong International Airport.
其士基建香港有限公司獲香港國際機場水務工程合約。



May 2007 二零零七年五月



"Chevalier iTech Holdings Limited" renamed as "Chevalier Pacific Holdings Limited", marking an important milestone in the development of lifestyle food & beverages business of the Group.
「其士科技控股有限公司」正式易名為「其士泛亞控股有限公司」，成為其士集團發展休閒飲食業的重要里程碑。

Lam Woo & Company Limited won a contract from Water Supplies Department, HKSAR for the replacement and rehabilitation of water mains in Shatin and Shap Sze Heung.
聯益建造有限公司獲香港政府水務署大型工程合約，負責更換及修復沙田及十四鄉的水管。

Chevalier Insurance Company Limited was appointed as the Appointed Services Provider of the Employees' Compensation Insurance Residual Scheme by the Employees' Compensation Insurance Residual Scheme Bureau Limited.
其士保險有限公司獲僱員補償聯保計劃管理局委任為「僱員補償聯保計劃」的「獲委任提供服務者」。

July 2007 二零零七年七月

Announcement of 2007 annual results
公佈2007年度全年業績

The Group acquired Changchun New Star Universe Construction Development Company Limited to jointly undertake the redevelopment project of certain shanty areas at Fan Jia Dian, Lu Yuan District of Changchun, P.R.C.
集團收購長春新星宇建設有限責任公司，合作發展位於中國長春市綠園區范家店棚戶重建項目。

Chevalier Property Management Limited won a Merit Award in the 'Best Property Management Companies in Occupational Safety and Health' competition.
其士富居物業管理有限公司獲「最佳職安健物業管理公司比賽」優異獎。



November 2007 二零零七年十一月

Chevalier International Holdings Limited signed a HK$1,000 million term and revolving credit facility agreement.
其士國際簽署港幣十億定期及循環借款。

Chevalier sponsored Chevalier Cup Race Day for the 12th year.
第十二年贊助「其士盃賽馬日」。

Chevalier Property Management Limited was awarded a contract to provide security service for Century Centre in Kwun Tong.
其士富居物業管理有限公司獲觀塘世紀工商中心保安合約。

August 2007 二零零七年八月

Chevalier (Construction) Company Limited was awarded the redevelopment project of Shatin Pass Estate in Tse Wan Shan by the Hong Kong Housing Authority.
其士（建築）有限公司獲香港房屋委員會合約，參與九龍慈雲山沙田坳邨重建計劃。


CHEVALIER CUP
其士盃



October 2007 二零零七年十月

Chevalier Property Management Limited was awarded a contract to provide property management service for Wan Tin Building in To Kwa Wan.
其士富居物業管理有限公司獲位於土瓜灣的雲天大廈的管理合約。

Chevalier solely sponsored a series of TVB Chinese programmes, namely 'Chevalier Presents: Wonderful Life' and 'Chevalier Presents: Enjoyable Life', featuring Chevalier's diversified businesses and their contributions to the people of Hong Kong from all walks of life.
無線電視翡翠台為其士集團製作一系列特輯，名為「美好生活有其事」及「美好生活在其中」，展示其士集團多元化業務覆蓋生活各個範疇，一直默默耕耘，為香港人提升生活質素。

APRIL 2007 – MARCH 2008
二零零七年四月至二零零八年三月

January 2008 二零零八年一月
Pacific Coffee Company launched a customer loyalty program "Perfect Cup Card".
Pacific Coffee Company 推出會員積分計劃「完美咖啡會員卡」。


Pacific Coffee
Company



December 2007 二零零七年十二月
The Lifts and Escalators Division won the "New Works Category – Outstanding Contractors Award (Building Services Installation – Lift)", "Outstanding Supervisor – Maintenance Services Projects category", "Outstanding Worker – Maintenance Services Projects category" and "Outstanding Worker – New Works Category" of "Quality Public Housing Construction & Maintenance Awards 2007".
電梯部獲頒「2007年優質公共房屋建造及保養大獎」中的「新工程建造項目－傑出承建商獎(屋宇裝備－升降機)」、「保養維修項目－傑出監工」、「保養維修項目－傑出工友」及「新工程建造項目－傑出工友」。

Announcement of 2007/08 interim results
公佈2007／08年度中期業績



Chevalier (Aluminium Engineering) Limited was awarded the I-Square project.
其士(鋁工程)有限公司獲I-Square合約。

March 2008 二零零八年三月

Chevalier Network Solutions Thai Limited was awarded a significant contract by TRUE Corporate Public Company Limited, a leading telecommunications company in Thailand, for which Chevalier will supply and install intelligence solutions for its Convergence Call Center.
其士網絡科技泰國有限公司最近與泰國主要通訊服務商- TRUE Corporate Public Company Limited簽署大型合約，為其電話服務中心提供及安裝智能系統。

Action Honda won the 2008 Quality Dealer Award for the 7th year.
Action Honda第七度獲2008年本田優質代理獎。

Chevalier (Aluminium Engineering) Limited was awarded the St Paul's Hospital redevelopment project in Hong Kong.
其士（鋁工程）有限公司獲香港聖保祿醫院重建計劃工程合約。

Chevalier Network Solutions Thai Limited won the Arthit project from PTT Exploration and Production Public Company Limited, a national petroleum exploration and production company, for the installation services of the communication system - IP Telephony.
其士網絡科技泰國有限公司成功取得國際石油勘探公司PTT Exploration and Production Public Company Limited合約，為該公司的Arthit工程提供及安裝通訊系統。

Chevalier Hotel-Xinyang, P.R.C., has received two awards, the "Safety Production Advanced Unit" and the "Grand A in Paying Tax Credibility Grading of Corporations", from the District Government of Shihe.
其士（信陽）大酒店最近獲得師河區政府頒發兩個榮譽獎項，分別是「安全生產先進單位」證書及「A級納稅信用等級企業」榮譽獎狀。


1999
2001
2002
2005
2006





February 2008 二零零八年二月

Chevalier organised a work commencement ceremony for Hua Qiao Plaza, a commercial and residential development project in Hefei, Anhui Province, P.R.C.
其士於中國安徽省合肥市投資的商住地產項目「華僑廣場」舉行開工典禮。

Chevalier (Aluminium Engineering) Limited was awarded the Sydney Water Corporate Headquarters project in Australia.
其士（鋁工程）有限公司獲澳洲悉尼水務局總部合約。

Projects Review
項目回顧

In the past 38 years, Chevalier has been taking part in numerous of significant infrastructure, construction and engineering projects. Its global business networks and project management experiences strengthen the Group's competitive advantage in the industry.

過去三十八年，其士集團一直參與無數項大型基建、建築及工程項目。全球化的商業網絡及項目管理經驗，鞏固了集團在建築及工程界的競爭優勢。



1. The Praia
   海擎天
2. I-Square (Former address of Hyatt Regency Hotel)
   I-Square(前香港凱悅酒店)
3. MGM Grand Macau
   美高梅金殿超濠博彩城及酒店
4. Hong Kong Jockey Club Enterprise Centre, Hong Kong University of Science and Technology
   香港科技大學香港賽馬會創新科技中心
5. Sands Casino
   金沙娛樂場
6. Grand Lisboa Hotel
   新葡京酒店
7. International Finance Centre – Tower I
   國際金融中心一期
8. No 129 Repulse Bay
   淺水灣道129號
9. Shangri-La Hotel, Chengdu
   成都香格里拉大酒店
10. Macau Tower Convention and Entertainment Centre
    澳門旅遊塔會展娛樂中心
11. Cyberport Development Office
    數碼港辦公大樓
12. Wynn Resorts
    永利渡假村
13. New TVB City, Tseung Kwan O
    將軍澳新電視城
14. Nina Tower
    如心廣場
15. Four Seasons Hotel
    四季酒店
16. Hong Kong Wetland Park
    香港濕地公園

	Project Name 項目名稱	Air-conditioning Systems and E&M Engineering 冷氣設備系統及機電工程	Aluminium Windows and Curtain Walls 玻璃幕牆及鋁窗	Building Construction 建築	Lifts & Escalators 升降機及電扶梯	Networks Solutions 網絡科技	Pipe Technologies 管道技術	Environmental Engineering 環保工程	Building Products 建材設備
■	Central Reclamation Phase III – E&M Facilities and Pumping Stations 中區第三期填海項目機電設施及抽水站	●							
▲	Macau Tower Convention and Entertainment Centre 澳門旅遊塔會展娛樂中心	●			●				
▲	Wynn Resorts 永利渡假村	●							
▲	Sands Casino 金沙娛樂場	●							
▲	Grand Lisboa Hotel 新葡京酒店	●							
☆	Headquarters of Sydney Water (Australia) 悉尼水務局總部（澳洲）		●						
■	The Cullinan 天璽		●						
■	No 129 Repulse Bay 淺水灣道129號		●		●				●
■	Cyberport Development Office 數碼港辦公大樓	●	●						
■	I-Square (Former address of Hyatt Regency Hotel) I-Square（前香港凱悅酒店）		●						
▲	MGM Grand Macau 美高梅金殿超濠博彩場及酒店		●						
■	International Finance Centre – Tower I 國際金融中心一期		●			●			
■	Hong Kong Wetland Park 香港濕地公園			●					
■	Hong Kong Jockey Club Enterprise Centre, Hong Kong University of Science and Technology 香港科技大學香港賽馬會創新科技中心			●					
■	Hong Kong Community College Hung Hom Bay Campus, Hong Kong Polytechnic University 香港理工大學 — 香港專上學院紅磡灣校舍			●					
▲	The Praia 海擎天			●					
●	Shangri-La Hotel, Chengdu 成都香格里拉大酒店				●				
▲	Galaxy Mega Resort 銀河娛樂渡假酒店	●			●				
■	Nina Tower 如心廣場		●		●				●
■	Four Seasons Hotel 四季酒店		●		●	●			
■	New TVB City, Tseung Kwan O 將軍澳新電視城					●			
■	Hong Kong International Airport Water Works Project 香港國際機場水務工程合約						●		
■	The Center 中環中心				●				
■	Castle Peak Power Station 青山發電站							●	
■	Tai Po Sewage Treatment Works 大埔污水處理廠							●	
■	Tai Po Treatment Works & Pumping Station 大埔濾水廠							●	
■	Harbour Area Treatment Scheme 香港淨化海港計劃							●	
■	New Town Plaza, Shatin 沙田新城市廣場				●				●
■	Central Plaza 中環廣場								●
■	Landmark North, Sheung Shui 上水廣場								●
■	Tuen Mun Hospital 屯門醫院								●
▲	Venetian 威尼斯人								●
■	The Palazzo 御龍山				●				●

● China 中國
■ Hong Kong 香港
▲ Macau 澳門
☆ Australia 澳洲

China Property Development Portfolio
中國地產發展組合



Heilongjiang
黑龍江
Jilin
吉林
Liaoning
遼寧
Xinjiang
新疆
Inner Mongolia
內蒙古
Beijing
北京市
Tianjin
Hebei
河北
Ningxia
寧夏
Shanxi
山西
Shandong
山東
Qinghai
青海
Gansu
甘肅
Shaanxi
陝西
Henan
河南
Jiangsu
江蘇
Tibet
西藏
Anhui
安徽
Shanghai
上海市
Sichuan
四川
Chongqing
重慶市
Hubei
湖北
Zhejiang
浙江
Hunan
湖南
Jiangxi
江西
Guizhou
貴州
Fujian
福建
Taiwan
台灣
Yunnan
雲南
Guangxi
廣西
Guangdong
廣東
Hong Kong
香港
Hainan
海南

- Changchun Urban Renewal Project – Fanjiadian, Luyuan District, Changchun, Jilin.
  吉林省長春市綠園區范家店棚屋區
- My Villa – East Fengxiang Street, Yangsong Town, HuaiRou District, Beijing.
  北京歐郡 – 北京懷柔區楊宋鎮鳳翔東街
- Huaqiao Plaza – Changjiang Road Central, Luyang District, Hefei, Anhui Province.
  華僑廣場 – 安徽省合肥市廬陽區長江中路
- Chevalier Place – 18 Jiefang Xuhui District, Shanghai.
  亦園 – 上海市徐匯區十八街坊
- Chevalier Tower – Binjiang Road, Jinjiang District, Chengdu.
  世代錦江凱旋門 – 成都錦江區濱江路
- Lushan Road Project – Donglin Village, Wanan Town, Shuangliu County, Chengdu.
  麓山大道項目 – 成都雙流縣萬安鎮東林村
- Luye Village Project – Luye Village, Huayang Town, Shuangliu County, Chengdu.
  綠野村項目 – 成都雙流縣華陽鎮綠野村
- Lower Xiling Project – Luosha Road, Lower Xiling, Luohu District, Shenzhen.
  西岭下村項目 – 深圳市羅湖區深沙公路蓮塘西岭下村

Legend:
- Developed properties 已發展之地產項目
- Properties under development 發展中之地產項目
- Land bank yet to develop 待發展之土地儲備
- Land under demolition 土地平整中

CONSOLIDATED INCOME STATEMENT

Revenue

Revenue increased by 19.4% or HK$904 million from HK$4,665 million to HK$5,569 million. Such increase was mainly attributable to the construction and engineering segment with increase of revenue of HK$842 million arising from building construction, E&M, lifts and escalators as well as pipe technologies divisions.

Gross profit

Gross profit however dropped by 9.4% to HK$683 million as a result of decline in profitability of building construction and environmental engineering projects caused by significant rises in prices of raw materials such as metals.

Other (expense)/income, net

Other income/(expense), net mainly included losses on investments at fair value through profit or loss and derivative financial instruments amounting to HK$112 million (whereas last year gain of HK$112 million), of which HK$108 million represented unrealised loss (2007: HK$71.3 million unrealised gain) from revaluation of securities investment portfolios and derivative financial instruments at year end.

Other gain, net

The increase of other gain, net of HK$322 million mainly arose from revaluation gains of fair value of the Group's investment properties of HK$387 million. The Group was confident on the long term potential of real estate market in Mainland China and hence decided to transfer its unsold development properties located at Shanghai from properties for sale to investment properties, resulting in an increase in fair value amounting to HK$276 million.

Share of results of associates

The Group recorded its share of full year profit contribution from the Igor's Group of HK$9.6 million as compared to the 2-month profit of HK$1.0 million last year. The Igor's Group expanded rapidly with substantial improvement in profit contribution. The share of results of associates was also increased by share of fair value gain on investment properties from an associate amounting to HK$14.2 million.

Share of results of jointly controlled entities

The improvement mainly represented the share of profit for Phase I property development of the villa section at "My Villa" in Beijing.

Finance costs, net

Finance costs, net remained stable. Interest on convertible bonds increased due to the full year impact on issuance of convertible bonds in July 2006. Net interest on bank borrowings decreased due to reduction in interest rates offset by higher level of borrowings to finance new and continuing investments. A 5-year HK$1 billion syndication loan was arranged during the year to refinance the previous HK$600 million loan.

Income tax expenses

Income tax expenses included current tax of about HK$40.1 million (2007: HK$54 million) and deferred tax of about HK$72.7 million (2007: HK$12.8 million). The increase in deferred tax was mainly caused by the increase in pre-tax profits from property revaluations.

Profit attributable to equity holders of the Company

The decrease in profit attributable to equity holders of the Company was mainly due to reduced contributions from construction and engineering plus securities investment offset by the increased fair value gains on investment properties.

Minority interests

The increase principally represented the minority interest's share of profit for valuation gains for the property located in Shanghai.

綜合收益表

收益

收益由港幣46.65億元上升至港幣55.69億元，升幅達19.4%或港幣9.04億元。收益上升主要歸因於建築及機械工程業務，旗下建築、電機工程、升降機及電扶梯及管道技術部門之收益增加港幣8.42億元。

毛利

然而，由於金屬等原材料之價格大幅上升，建築及環保工程項目之盈利能力因而下降，毛利相應下降9.4%至港幣6.83億元。

其他（支出）／收入，淨額

其他收入／（支出），淨額主要包括於損益帳按公允值處理的投資及衍生財務工具虧損為數港幣1.12億元（去年收益港幣1.12億元），其中港幣1.08億元指來自年結時重估證券投資組合及衍生財務工具之未變現虧損（二零零七年：未變現收益港幣7,130萬元）。

其他收益，淨額

其他收益，淨額增加港幣3.22億元主要來自本集團投資物業公允值之重估收益港幣3.87億元。本集團對中國內地房地產市場之長遠潛力充滿信心，遂決定將位於上海之未出售發展物業由待售物業轉為投資物業，公允值因而增加港幣2.76億元。

所佔聯營公司業績

本集團錄得所佔Igor's集團全年溢利貢獻港幣960萬元，去年所佔之兩個月溢利貢獻則為港幣100萬元。Igor's集團迅速擴展業務，溢利貢獻節節上升。所佔聯營公司業績亦由於所佔聯營公司投資物業公允值收益上升港幣1,420萬元而有所增加。

所佔共同控制企業業績

有關改善主要指所佔位於北京之「北京歐郡」第一期別墅物業發展項目之溢利。

財務費用，淨額

財務費用淨額保持平穩。由於二零零六年七月發行可換股債券具有全年影響，可換股債券利息有所增加。銀行借款利息淨額由於利息下調而減少，惟減幅因新投資及持續投資所需之借款金額上升而被抵銷。年內，本集團安排了為期五年之港幣10億元銀團借款，藉以就過往一筆港幣6億元借款進行再融資。

所得稅支出

所得稅支出包括本年度稅項約港幣4,010萬元（二零零七年：港幣5,400萬元）及遞延稅項約港幣7,270萬元（二零零七年：港幣1,280萬元）。遞延稅項上升主要由於物業重估之稅前溢利增加。

本公司股權持有人應佔溢利

本公司股權持有人應佔溢利減少主要歸因於建築及機械工程業務及證券投資之貢獻減少，惟減幅因投資物業公允值收益增加而抵銷。

少數股東權益

有關增加主要指少數股東權益於上海物業估值收益中所佔之溢利。

CONSOLIDATED BALANCE SHEET

Investment properties

The increase mainly included the transfer of certain properties located at Shanghai from properties for sale to investment properties of HK$168 million and the associated revaluation gains of HK$276 million. As stated above, these properties were developed by the Group for sales purpose initially and in view of the long term potential of rise in property value, the Group has reclassified such properties to investment properties held for rental from properties held for sale. The revaluation gains from the Group's other properties amounted to HK$111 million.

Investments at fair value through profit or loss

A significant investment portfolio was disposed of during the year since the Group intended to reduce its equity portfolio exposure in order to avoid stock market risks. The decrease of such investments at fair value through profit or loss under the non-current assets referred mainly to the unwinding of structural deposits held of HK$260 million whereas the decrease of such under the current assets referred to the decline in market value of these investments from both revaluation and actual disposals.

Other non-current assets

The increase of HK$379 million arose mainly from the Group's property development projects in Mainland China, including deposits paid and costs incurred of HK$252 million for relocation of existing residents for the Changchun project, as well as advance of HK$125 million to its joint venture partner for the Hefei project.

Properties for sale

The decrease represented mainly transfer of certain properties located at Shanghai from properties held for sale to investment properties.

Debtors, deposits and prepayments

The increase was mainly attributable to the transfer from work-in-progress for two major jobs completed by the civil engineering division in the amount of HK$123 million, as well as our increased E&M and construction works for casino, hotel and residential developments in Macau of HK$99 million.

Bank balances and cash

The increase was attributable by the scaling down of securities investment portfolio, share placement by its listed subsidiary, Chevalier Pacific Holdings Limited ("CPHL"), and additional borrowing from the new syndication bank loans. As of year end, about 59.8% of the balance of cash was denominated in Hong Kong dollars or US dollars, while 22.0% of which was denominated in Renminbi.

Bank borrowings

Bank borrowings under both current and non-current liabilities totaling HK$2,235 million (2007: HK$1,671 million) of which about 73.7% (2007: 84.5%) were denominated in Hong Kong dollars, 11.1% (2007: Nil) in Renminbi and 9.4% (2007: 8.2%) in Euro dollars. The increase in total bank borrowings of HK$564 million was used mainly to finance various property development projects in Mainland China, the Group's recurring operating activities and potential investment and expansion activities.

With the refinancing of previous syndication bank loans, maturity of the Group's borrowings in respect of the portion due within one year reduced to 32.4% (2007: 48.8%) of the overall borrowings. Major portion of the Group's borrowings was now due for repayment on a longer term maturity.

Minority interests

The increase principally represented the issuance of new shares by its listed subsidiary, CPHL and the contributions from minority interests in Shanghai for property valuation.

綜合資產負債表

投資物業

有關增加主要包括將若干位於上海之物業由待售物業轉為港幣1.68億元之投資物業，以及其相關之重估收益港幣2.76億元。誠如上文所述，該等物業原定由本集團開發作銷售用途，惟鑑於物業具備長遠升值潛力，本集團已將該等物業由待售物業重新分類為持作出租投資物業。本集團之其他物業之重估收益為港幣1.11億元。

於損益帳按公允值處理的投資

由於本集團擬減少其股本組合，規避股市風險，本集團年內大量減持其投資組合。非流動資產項下於損益帳按公允值處理之該等投資的減少，主要指解除持有之港幣2.6億元結構性存款，而流動資產項下之有關減少則指該等投資之市值因重估及實際出售而下降。

其他非流動資產

港幣3.79億元之增加主要源自本集團於中國內地之物業發展項目，包括就重置長春項目現有居民而已支付之按金及已產生之成本港幣2.52億元，以及就合肥項目向合營夥伴已支付之墊款港幣1.25億元。

待售物業

有關減少主要指將位於上海之若干物業由待售物業轉為投資物業。

應收帳款、存出按金及預付款項

有關增加主要由於從在建工程中轉出土木工程部完成金額港幣1.23億元之兩個大型項目，以及於澳門娛樂場、酒店及住宅發展項目機電及建築工程有所增加之金額港幣9,900萬元。

銀行結存及現金

有關增加乃由於證券投資組合規模下調、其上市附屬公司其士泛亞有限公司（「其士泛亞」）進行股份配售，以及從新銀團銀行借款取得額外借款。於年結日，約59.8%之現金結存以港元或美元為單位，22.0%則以人民幣為單位。

銀行借款

流動負債及非流動負債項下的銀行借款合共港幣22.35億元（二零零七年：港幣16.71億元），其中約73.7%（二零零七年：84.5%）以港元為單位，11.1%（二零零七年：無）以人民幣為單位及9.4%（二零零七年：8.2%）以歐元為單位。銀行借款總額增加港幣5.64億元乃主要用作撥付中國內地多個物業發展項目、本集團經常性業務活動、潛在投資及擴充業務。

隨著過往銀團銀行借款取得再融資，本集團一年內到期借款佔整體借款之比例減少至32.4%（二零零七年：48.8%）。本集團大部份借款現已於較長年期方須予償還。

少數股東權益

有關增加主要指其上市附屬公司其士泛亞發行新股份，以及於上海就物業估值而增加之少數股東權益。

Deferred tax liabilities

The increase was principally attributable to the additional deferred tax on revaluation gains on investment properties.

Convertible bonds

In July 2006, the Group issued 2.125% convertible bonds with face value of HK$450 million which would be due on 28 July 2011. The Group subsequently repurchased HK$50 million of the convertible bonds in the year ended 31st March 2007. The proceeds from the issuance of the convertible bonds have to be split into liability and derivative components. Movements in the convertible bonds – liability component represented interest expenses offsetting by the interest payment during the financial year. Change in the convertible bonds – derivative component represented the fair value gain calculated based on an option price model.

SHAREHOLDERS' EQUITY AND FINANCIAL RATIOS

As at 31st March 2008, the Group's net assets attributable to equity holders of the Company amounted to HK$3,322 million (2007: HK$2,993 million), an increase of HK$329 million or 11.0% when compared with 2007. Such increase was mainly attributable to the profit attributable to equity shareholders of the Company of HK$231 million and exchange gain on translation of HK$181 million, offsetting by payments of final dividends for last year totaling HK$128 million.

Total debt to equity ratio was 69.5% (2007: 61.2%) and net debt to equity ratio was 34.5% (2007: 27.7%), which are expressed as a percentage of bank and other borrowings and liability component of convertible bonds, and net borrowings respectively, over the total equity of HK$3,767 million (2007: HK$3,316 million). Total debt to total assets ratio was 30.5% (2007: 27.8%), which are expressed as percentage of bank and other borrowings and liability component of convertible bonds over the total assets of HK$8,579 million (2007: HK$7,291 million).

BORROWINGS

At the balance sheet date, the Group's bank and other borrowings amounted to HK$2,618 million (2007: HK$2,027 million). Cash and deposits at bank, including fixed and structured deposits, amounted to HK$1,318 million (2007: HK$1,111 million) and net borrowings amounted to HK$1,300 million (2007: HK$916 million). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank offering Rates, with small portions based on Prime Rate. Included in the borrowings are 2.125% convertible bonds of HK$450 million issued in July 2006, which helped the Company to enjoy a lower interest coupon cash outlay before maturity or redemption.

Finance cost for the year amounted to HK$126 million (2007: HK$122 million), an increase of HK$4 million as compared with 2007.

TREASURY POLICIES

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES AND INTEREST RATES

The group has arranged foreign currency swap contracts amounting to HK$195 million to manage the exchange rate exposure between various foreign currencies to other cross currencies. As at 31st March 2008, the Group had outstanding interest rate swap contracts which amounted to HK$1,027 million in total, enabling the Group to hedge its interest rate exposure.

遞延税項負債

有關增加主要歸因於投資物業重估收益錄得額外遞延税項。

可換股債券

於二零零六年七月，本集團發行面值港幣4.5億元2.125厘之可換股債券，該等可換股債券將於二零一一年七月二十八日到期。本集團其後於截至二零零七年三月三十一日止年度購回港幣5,000萬元之可換股債券。發行可換股債券之所得款項須分為負債及衍生工具兩部份。可換股債券一負債部份之變動指經抵銷財政年度內繳付利息後之應計利息。可換股債券一衍生工具部份之變動則指根據期權定價模型計算之公允值收益。

股東權益及財務比率

於二零零八年三月三十一日，本公司股權持有人應佔資產淨值為港幣33.22億元（二零零七年：港幣29.93億元），較二零零七年增加港幣3.29億元或11.0%。該增長歸因於本公司股權持有人應佔溢利港幣2.31億元、外滙換算收益港幣1.81億元及扣除本年度已支付股息港幣1.28億元。

總債務與權益比率為69.5%（二零零七年：61.2%）及淨債務與權益比率為34.5%（二零零七年：27.7%），此乃將銀行及其他借款與可換股債券的債務部分及借款淨額分別除以總權益港幣37.67億元（二零零七年：港幣33.16億元）而得出之百分比。總債務與總資產比率為30.5%（二零零七年：27.8%），此乃銀行及其他借款及可換股債券的債務部分除以總資產港幣85.79億元（二零零七年：港幣72.91億元）。

借款

於結算日，本集團之銀行及其他借款為港幣26.18億元（二零零七年：港幣20.27億元）。現金及銀行結存（包括結構性及定期存款）為港幣13.18億元（二零零七年：港幣11.11億元），而借款淨額為港幣13.00億元（二零零七年：港幣9.16億元）。本集團大部份借款乃按浮動息率並參照香港銀行同業拆息息率計算，少部份則按最優惠利率計算。在計入於二零零六年七月發行總值港幣4.5億元的2.125釐可換股債券，本公司在其債券到期或贖回前可享有較低息之現金開支。

年內，財務費用為港幣1.26億元（二零零七年：港幣1.22億元），較二零零七年增加港幣400萬元。

庫務政策

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團一切庫務事宜均集中處理。目前大部份現金均為港幣或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行借款還款期，在維持恰當的負債比率下，尋求新的融資安排。

外滙及利率的浮動風險

本集團已安排外幣掉期合約共港幣1.95億元以對沖各個外幣兑換其他交叉貨幣的外匯風險。於二零零八年三月三十一日，本集團持有利率掉期合約為港幣10.27億元，令集團可對沖利率風險。

CHARGES ON ASSETS

As at 31st March 2008, bank loans of HK$351 million (2007: HK$372 million) and other unutilised banking facilities are secured by charges on investment properties of HK$420 million (2007: HK$279 million), property, plant and equipment of HK$194 million (2007: HK$252 million), prepaid lease payments of HK$149 million (2007: HK$311 million), properties for sales of HK$92 million (2007: HK$109 million), bank balances and cash of HK$6 million (2007: HK$24 million), trade debtors of HK$53 million (2007: HK$37 million), inventories of HK$107 million (2007: HK$95 million), other intangible assets of HK$11 million (2007: HK$8 million). As at 31st March 2007, investments at fair value through profit or loss of HK$2 million were also pledged.

資產抵押

於二零零八年三月三十一日,銀行借款港幣3.51億元(二零零七年:港幣3.72億元)及其他未動用銀行融資款項,以本集團的資產為抵押。該資產的總帳面淨值包括投資物業為港幣4.2億元(二零零七年:港幣2.79億元);物業、廠房及設備為港幣1.94億元(二零零七年:港幣2.52億元);預付租賃款項為港幣1.49億元(二零零七年:港幣3.11億元);待售物業為港幣0.92億元(二零零七年:港幣1.09億元);銀行結存及現金為港幣600萬元(二零零七年:港幣2,400萬元);應收帳款為港幣5,300萬元(二零零七年:港幣3,700萬元);存貨為港幣1.07億元(二零零七年:港幣9,500萬元);其他無形資產為港幣1,100萬元(二零零七年:港幣800萬元)。於二零零七年三月三十一日,於損益帳按公允值處理的投資港幣200萬元已作抵押。

CONTINGENT LIABILITIES

Details of the contingent liabilities are set out in note 43 to the financial statements.

或然負債

或然負債之資料詳載於財務報表附註43。

CAPITAL COMMITMENT

Capital commitment of the Group as at 31 March 2008 amounted to HK$1,999 million (2007: HK$543 million). These commitments are to be financed by internal funds and borrowings. Details of the capital commitment are set out in note 44 to the financial statements.

資本承擔

本集團於二零零八年三月三十一日之資本承擔為港幣19.99億元(二零零七年:港幣5.43億元)。該等承擔以內部資金及借款撥付。資本承擔之資料詳載於財務報表附註44。

FINANCIAL ASSISTANCE TO AFFILIATED COMPANIES AND THEIR PROFORMA COMBINED BALANCE SHEET

The Company and/or its subsidiaries have provided financial assistance to, and guarantees given for banking facilities granted to, affiliated companies as at 31st March 2008, which together in aggregate amounted to HK$253.5 million as loans and HK$619.4 million as guarantees issued for bank loans granted. These amounts represented a percentage ratio of approximately 10.98% as at 31st March 2008 and exceeded the relevant percentage ratios of 8% under the Listing Rules. In accordance with the Rule 13.22 of the Listing Rules, an unaudited proforma combined balance sheet of those affiliated companies with financial assistance from the Group and the Group's attributable interest in those affiliated companies as at 31st March 2008 are presented below:

給予聯屬公司的財政資助及其備考合併資產負債表

於二零零八年三月三十一日,本公司已給予聯屬公司合共港幣2.535億元借款及為其聯屬公司銀行融資所作出之擔保為港幣6.194億元。於二零零八年三月三十一日,此等款額約佔10.98%之百分比率超過上市規則規定為8%之有關百分比率。根據上市規則第13.22條所規定,於二零零八年三月三十一日,本集團給予財務資助的聯屬公司的未經審核備考合併資產負債表及本集團於這些聯屬公司的應佔權益如下:

		31st March 2008 二零零八年三月三十一日 Proforma combined balance sheet 備考合併資產負債表 HK$ Million 港幣百萬元	31st March 2008 二零零八年三月三十一日 The Group's attributable interest 本集團應佔權益 HK$ Million 港幣百萬元
Non-current assets	非流動資產	579	267
Current assets	流動資產	1,370	634
Current liabilities	流動負債	(535)	(251)
Non-current liabilities	非流動負債	(356)	(165)
Shareholders' advances	股東借款	(273)	(257)
Total equity	總權益	785	228

As at 31st March 2008, the Banking facilities utilised by the affiliated companies, against which the Group has provided guarantees, amounted to HK$369 million (2007: HK$139 million).

於二零零八年三月三十一日,本集團就聯營公司之銀行融資所提供之擔保為港幣3.69億元(二零零七年:港幣1.39億元)。

Particulars of major properties held by the Group are as follows:

本集團之主要物業詳列如下：

(A) HELD AS INVESTMENT PROPERTIES/ PROPERTIES FOR OWN USE

(甲) 持作投資／自用物業

Location 地點	Usage 用途	Approximate gross floor area 大約樓面積 sq.ft. 平方呎	Lease term 契約年期	Group's interest 集團所佔權益 % 百分率
Hong Kong 香港				
Units 1011 to 1019 on 10th Floor, 19th to 23rd Floor one-third interest in 201 carparks of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay 九龍灣宏開道八號 其士商業中心十樓 一零一一至一零一九室、十九至二十三樓及 佔三分一權益之停車位 二百零一個	Office premises and car parking space 辦公室及停車場	174,600	Medium 中期	100
Ground Floor of Block A, East Sun Industrial Centre, 16 Shing Yip Street, Kwun Tong, Kowloon 九龍觀塘成業街十六號 怡生工業中心A座地下	Industrial 工業	16,000	Medium 中期	100
Chevalier Warehouse Building, 1 On Fuk Street, On Lok Tsuen, Fanling, New Territories 新界粉嶺安樂邨安福街一號 其士貨倉大廈	Industrial 工業	118,300	Medium 中期	100
Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay 九龍灣常悅道二十一號 其士工程服務中心	Industrial 工業	177,500	Medium 中期	100

(A) HELD AS INVESTMENT PROPERTIES/ PROPERTIES FOR OWN USE (continued)

(甲)持作投資／自用物業(續)

Location 地點	Usage 用途	Approximate gross floor area 大約樓面積 sq.ft. 平方呎	Lease term 契約年期	Group's interest 集團所佔權益 % 百分率
Hong Kong 香港				
The Whole of the 2nd, 3rd, 4th and 5th Floors, Factory Units Nos. 2205 and 2207 on 22nd Floor, and 8 carparks of Tsuen Wan Industrial Centre, Nos. 220-248 Texaco Road, Tsuen Wan, New Territories 新界荃灣德士古道二百二十至二百四十八號 荃灣工業中心 二、三、四及五樓全層、 二十二樓二二零五及 二二零七室及停車位八個	Industrial 工業	163,000	Medium 中期	49
124-130 Kwok Shui Road Kwai Chung, New Territories 新界葵涌國瑞路 一百二十四至一百三十號	Cold storage warehouse 冷藏倉庫	427,500	Medium 中期	75
9 Henderson Road, Jardine's Lookout 渣甸山軒德蓀道九號	Residential 住宅	9,500	Medium 中期	100
No. 20, Shek O Road 石澳道二十號	Residential 住宅	5,300	Long 長期	100
Singapore 新加坡				
Chevalier House, 23 Genting Road, Singapore 349481	Industrial 工業	80,000	Freehold 永久業權	100
The Blue Building, 10 Genting Road, Singapore 349473	Industrial 工業	17,000	Freehold 永久業權	100

(A) HELD AS INVESTMENT PROPERTIES/ PROPERTIES FOR OWN USE (continued)

(甲) 持作投資／自用物業(續)

Location 地點	Usage 用途	Approximate gross floor area 大約樓面積 sq.ft. 平方呎	Lease term 契約年期	Group's interest 集團所佔權益 % 百分率
Canada 加拿大				
4334-4340 Kingston Road, Ontario, MIF 2M8	Office, workshop and car parking space for automobile dealership 用作汽車經銷之辦公室、工場及停車場	20,200	Freehold 永久業權	100
14535-14583, Yonge Street, Aurora, Ontario	Office, workshop and car parking space for automobile dealership 用作汽車經銷之辦公室、工場及停車場	25,000	Freehold 永久業權	100
888 Hamilton Street, Vancouver, B.C.	Hotel 酒店	66,000	Freehold 永久業權	86
United States of America 美國				
430 East Grand Avenue, South San Francisco, CA	Industrial/Warehouse 工業／貨倉	38,000	Freehold 永久業權	100
Mainland China 中國內地				
355 Minquan Road, Xinyang City, Henan Province 河南省信陽市民權路三五五號	Hotel 酒店	129,000	Medium 中期	70
Sha Long Road, Sha Tong Village, Houjie Town, Dongguan City 東莞市厚街鎮沙塘村沙隆路	Hotel 酒店	123,500	Long 長期	100
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province 廣東省廣州市東山廣場十八樓四、五、六及七室	Office premise 辦公室	7,200	Medium 中期	100
Chevalier Place, Lot No. 48, 18 Jiefang, Xuhui District, Shanghai 上海市徐滙區十八街坊四十八號地塊亦園	Residential, shop and car parking space 住宅、商舖及停車位	130,000	Long 長期	80

(A) HELD AS INVESTMENT PROPERTIES/ PROPERTIES FOR OWN USE (continued)

(甲) 持作投資／自用物業(續)

Location 地點	Usage 用途	Approximate gross floor area 大約樓面積 sq.ft. 平方呎	Lease term 契約年期	Group's interest 集團所佔權益 % 百分率
Thailand **泰國**				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis (位於曼谷市之商業大廈)	Office premise and showroom 辦公室及陳列室	21,300	Freehold 永久業權	100
Germany **德國**				
Julius Strasse 12 32816 Schieder-Schwalenberg Germany	Production (impregnation plant) 工業	245,000	Freehold 永久業權	94.77
Julius Strasse 6/10 32816 Schieder-Schwalenberg Germany	Office and repair shop 辦公室及維修工場	227,000	Freehold 永久業權	100
An der Brehnaer Str I 06794 Glebizsch Germany	Office and repair shop 辦公室及維修工場	218,000	Freehold 永久業權	100

(B) PROPERTIES UNDER DEVELOPMENT (乙)發展中物業

Location 地點	Stage of completion 完成之程度	Expected date of completion 預算完成之日期	Major usage 主要用途	Approximate site area 大約地盤面積 sq.ft. 平方呎	Estimated floor area after completion 發展後大約樓面面積 sq.ft. 平方呎	Group's interest 集團所佔權益 % 百分率
The Mainland China 中國內地						
Beijing Huairou District Phase II 北京懷柔區二期	In progress 工程進行中	2010	Villa, residential and commercial 別墅·住宅及商業	1,910,000	1,320,400	44
Chengdu Jinjiang District 成都錦江區						
– Phase I 一一期	In progress 工程進行中	2010	Residential and commercial 住宅及商業	49,900	250,000	49
– Phase 2 一二期	In progress 工程進行中	·2008	Residential and commercial 住宅及商業	88,000	502,000	49
Shenzhen Lo Wu District Xi Ling Village 深圳羅湖區西嶺村	In progress 工程進行中	2009	Residential and commercial 住宅及商業	159,100	1,321,300	46
Changchun Luyuan District 長春綠園區	In progress 工程進行中	2012	Residential and commercial 住宅及商業	5,497,100	7,607,900	96
Hefei Luyang District 合肥廬陽區	In progress 工程進行中	2010	Hotel residential and commercial 酒店·住宅及商業	244,000	1,493,700	51#

\# Pursant to the joint development project agreement dated 27th June 2006, the Group will share 51% of the economic interests in the project.

\# 按於二零零六年六月二十七日訂立之項目發展協議，本集團將分攤該項目百分之五十一之經濟權益。

(C) PROPERTIES FOR SALE (丙)待售物業

Location 地點	Approximate gross floor area 大約樓面面積 sq.ft. 平方呎	Lease term 契約年期	Group's Interest 集團所佔權益 % 百分率
Hong Kong 香港			
Charming Garden 4 shop units and 91 carparks, 8-16 Hoi Ting Road, Mongkok West, Kowloon 九龍旺角西海庭道八至十六號富榮花園舖位4個及停車位91個	3,128*	Medium 中期	100
Beverly Garden 13 shop units and 251 carparks, 1 Tong Ming Street, Tseung Kwan O, New Territories 新界將軍澳唐明街一號富康花園舖位13個及停車位251個	15,812*	Medium 中期	100
Glorious Garden 7 shop units and 201 carparks, 45 Lung Mun Road, Tuen Mun, New Territories 新界屯門龍門道四十五號富健花園舖位7個及停車位201個	5,765*	Medium 中期	100

* *Excluding carparking spaces*
不包括停車位

The Board is committed to maintaining a high standard of corporate governance practices and business ethics in the firm belief that they are essential for maintaining and promoting investors' confidence and maximising shareholders' returns. The Board reviews its corporate governance practices from time to time in order to meet the rising expectations of stakeholders and comply the increasing stringent regulatory requirements, and to fulfil its commitment to excellence in corporate governance.

董事會致力維持高水平的企業管治常規及商業道德標準的承諾，並堅信此對於維持及提高投資者的信心和增加股東的回報至為重要。為了達到與公司有相關利益者對企業管治常規水平不斷提升的期望和符合日趨嚴謹的法規要求，以及實踐董事會對堅守優越企業管治的承諾，董事會不斷檢討集團的企業管治常規。

The Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") came into effect on 1st January 2005. The CG Code sets out two levels of corporate governance practices namely, mandatory code provisions that a listed company must comply with or explain its non-compliance, and recommended best practices that a listed company is encouraged to comply with but need not disclose in the case of non-compliance. The Company is in compliance with the mandatory code provisions of the CG Code except for certain areas of non-compliance discussed later in this report.

香港聯合交易所有限公司(「聯交所」)《證券上市規則》(「上市規則」)附錄十四所載之《企業管治常規守則》(「企業管治守則」)已於二零零五年一月一日生效。企業管治守則訂明兩個層次的企業管治守則，包括：強制守則條文 — 上市公司必須遵守，或對任何偏離守則條文的情況作出解釋；及建議最佳常規 — 鼓勵上市公司加以遵守但毋需披露偏離常規的情況。除了於隨後本報告書內討論某些偏離的情況外，本公司已遵守企業管治守則中的強制守則條文。

BOARD OF DIRECTORS

The Board is charged with providing effective and responsible leadership for the Company. The directors, individually and collectively, must act in good faith in the best interests of the Company and its shareholders. The Board sets the Group's overall objectives and strategies, monitors and evaluates its operating and financial performance and reviews the corporate governance standard of the Company. It also decides on matters such as annual and interim results, major transactions, director appointments or re-appointment, and dividend and accounting policies. Management profile of the Company as at the date of this report are set out on pages 14 to 17.

董事會

董事會肩負向本公司整體提供有效率和負責任的領導。董事會各成員，無論個別或共同地，都必須真誠地以公司及其股東的整體利益為前題行事。董事會訂立本集團之整體策略和方向，及監管和評估本集團其營運與財務上之表現，並檢討本公司之企業管治水平。董事會亦須決定各項公司事宜，其中包括全年及中期業績、重大交易、董事聘任或續聘、並股息分派及會計政策。於本報告書之日，本公司管理層簡介載於第14頁至第17頁。

BOARD OF DIRECTORS (continued)

The Board comprises 6 Executive Directors and 3 Independent Non-Executive Directors. The full Board met four times during the year under review. The attendance of Directors at the Board Meetings and the Board Committees Meetings is set out in the table below:

董事會(續)

董事會由六名執行董事及三名獨立非執行董事組成，董事局年內共舉行了四次會議，各董事在董事局會議和董事委員會會議的出席率如下：

Directors 董事	Meetings Attended/Held 會議出席／舉行次數 Board 董事局	Audit Committee 審核委員會	Remuneration Committee 薪酬委員會
Executive Directors *執行董事*			
Dr Chow Yei Ching *(Chairman and Managing Director)* 周亦卿博士 *(主席兼董事總經理)*	3/4		
Mr Kuok Hoi Sang *(Vice Chairman and Managing Director)* 郭海生先生 *(副主席兼董事總經理)*	4/4		1/1
Mr Tam Kwok Wing *(Deputy Managing Director)* 譚國榮先生 *(副董事總經理)*	3/4		
Mr Chow Vee Tsung, Oscar 周維正先生	3/4		1/1
Mr Ho Chung Leung 何宗樑先生	3/4		
Mr Ho Sai Hou *(appointed on 1st April 2008)* 何世豪先生 *(於二零零八年四月一日獲委任)*	Not Applicable 不適用		
Mr Fung Pak Kwan *(resigned on 1st October 2007)* 馮伯坤先生 *(於二零零七年十月一日辭任)*	0/3		
Mr Kan Ka Hon (resigned on 31st March 2008) 簡嘉翰先生 *(於二零零八年三月三十一日辭任)*	4/4		
Independent Non-Executive Directors *獨立非執行董事*			
Dr Chow Ming Kuen, Joseph 周明權博士	3/4	2/2	1/1
Mr Sun Kai Dah, George 孫開達先生	3/4	2/2	1/1
Mr Yang Chuen Liang, Charles *(appointed on 1st April 2008)* 楊傳亮先生 *(於二零零八年四月一日獲委任)*	Not Applicable 不適用		
Mr Li Kwok Heem, John *(resigned on 31st March 2008)* 李國謙先生 *(於二零零八年三月三十一日辭任)*	3/4	2/2	1/1

The Board members have no financial, business, family or other relationships with each other save for the father-son relationship between Dr Chow Yei Ching and Mr Chow Vee Tsung, Oscar. Each of the Independent Non-Executive Directors has confirmed in writing his independence to the Company pursuant to Rule 3.13 of the Listing Rules.

除周亦卿博士與周維正先生為父子外，各董事會成員之間概無財務、業務、親屬或其他關係。各獨立非執行董事已根據上市規則第3.13條規定已就其獨立性以書面確認。

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Since the Board is involved in the appointment of new Directors, the Company has not established a Nomination Committee. The Board will take into consideration criteria such as expertise, experience, integrity and commitment when considering new director appointments. All candidates must also meet the standards as set forth in Rules 3.08 and 3.09 of the Listing Rules. A candidate who is to be appointed as an Independent Non-Executive Director should also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

In accordance with the Bye-Laws of the Company, all Directors are subject to retirement by rotation and re-election at annual general meetings of the Company. New Directors appointed by the Board during the year are required to retire and submit themselves for re-election at the annual general meeting or general meeting immediately following their appointments. Further, at each annual general meeting, one-third of the Directors, or, if their number is not a multiple of three, then the number nearest to but not less than one-third are required to retire from office by rotation and no later than the third annual general meeting since the last re-election or appointment of such Director. Currently, all Independent Non-Executive Directors are not appointed for a specific term.

Appointment and resignation of Executive Directors and Independent Non-Executive Directors were considered and confirmed at an Executive Committee meeting of the Company on 24th September 2007 with the attendance of Mr Kuok Hoi Sang and Mr Kan Ka Hon and by full Board on 1st April 2008.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The CG Code provision stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Chairman and Managing Director of the Company is Dr Chow Yei Ching and the Group Managing Director is Mr Kuok Hoi Sang. The role of the Chairman is separate from that of the Group Managing Director. The Chairman is responsible for overseeing the functioning of the Board while the Group Managing Director is responsible for managing the Group's businesses.

董事之委任及重選

由於董事會參與新董事的委任，因此本公司並無成立提名委員會。在提名新董事時，董事會會考慮彼等之專業知識、經驗、誠信及承擔等各方面的資歷。所有候選人均已符合上市規則第3.08及3.09條之要求，而在委任獨立非執行董事時，候選人亦必須符合上市規則3.13條所載之指引之獨立性。

根據公司細則，所有董事須於本公司之股東週年大會上輪值告退，並膺選連任。於年內獲董事會委任之董事亦須在獲委任後之首次股東週年大會或繼委任後的普通會議上退任，並可膺選連任。再者，於每屆股東週年大會上須有三分之一或（如董事退任人數不是三的倍數）最接近但不少於三分之一的董事退任，而每位董事均須在其上次當選或重選後不超過三屆之股東週年大會上退任。現時，所有獨立非執行董事均沒有指定任期。

委任及辭任之執行董事及獨立非執行董事於二零零七年九月二十四日在本公司執行委員會會議上作考慮，並由郭海生先生及簡嘉翰先生列席該會議，及於二零零八年四月一日由全體董事通過。

主席及行政總裁

企業管治守則條文規定主席及行政總裁之角色必須分開及不能由同一人兼任。本公司的主席兼董事總經理為周亦卿博士，而集團董事總經理為郭海生先生。主席與集團董事總經理的職務明確劃分，主席負責監督董事會職能運作，集團董事總經理則負責管理本集團的業務。

AUDIT COMMITTEE

The Audit Committee was established in 1998 with written terms of reference. Mr Yang Chuen Liang, Charles, Independent Non-Executive Director, was appointed Chairman of the committee on 1st April 2008 to succeed Mr Li Kwok Heem, John after his resignation as Independent Non-Executive Director and Chairman of the committee on 31st March 2008. They are qualified accountants with extensive experience in financial reporting and controls. Other members include all other Independent Non-Executive Directors, namely, Dr Chow Ming Kuen, Joseph and Mr Sun Kai Dah, George. The Audit Committee is responsible for the appointment of external auditors, review of the Group's financial information and oversight of the Group's financial reporting system, internal control procedures and risk management frameworks. It is also responsible for reviewing the interim and final results of the Group prior to recommending them to the Board for approval. Its terms of reference are accessible on the Company's website, http://www.chevalier.com.

The Audit Committee held two meetings during the year ended 31st March 2008. At the meetings, it reviewed the connected transactions (if any), the interim results for the six months ended 30th September 2007 and last year's final results for the year ended 31st March 2007, and has reviewed with Management the accounting principles and practices adopted by the Group and discussed the auditing, internal controls, financial reporting matters and risk management systems of the Group. The final results for the year ended 31st March 2008 were reviewed by the Audit Committee in its meeting held on 14th July 2008.

REMUNERATION COMMITTEE

The Remuneration Committee was established on 10th March 2005 with written terms of reference. Dr Chow Ming Kuen, Joseph is the Chairman of the committee. Other members of the committee include Messrs Yang Chuen Liang, Charles (appointed on 1st April 2008), Li Kwok Heem, John (resigned on 31st March 2008), Sun Kai Dah, George, Kuok Hoi Sang and Chow Vee Tsung, Oscar. The Remuneration Committee is responsible for reviewing and determining the compensation and benefits of the Directors and senior management of the Company. Its terms of reference are accessible on the Company's website, http://www.chevalier.com.

The Remuneration Committee held a meeting during the year ended 31st March 2008 to review the remuneration packages paid to Directors and Senior Management for the year ended 31st March 2008.

審核委員會

有書面訂明職權範圍之審核委員會已於一九九八年成立。獨立非執行董事楊傳亮先生於二零零八年四月一日出任該委員會之主席，以替任李國謙先生於二零零八年三月三十一日辭任獨立非執行董事及該委員會之主席。彼等為處理財務報告及監控方面具資深經驗的合資格會計師。其他成員包括所有其他獨立非執行董事周明權博士及孫開達先生所組成。審核委員會負責委任外聘核數師、審閱本集團之財務資料及監察本集團之財務報告系統和內部監控程序及風險管理架構等事宜。該委員會負責審閱本集團中期及末期業績後才向董事會作出建議是否批准有關業績。審核委員會的具體職權範圍已載於本公司網站http://www.chevalier.com內。

審核委員會於二零零八年三月三十一日止年度內共舉行了兩次會議，並審閱關連交易（如適用），截至二零零七年九月三十日止的中期業績和截至二零零七年三月三十一日止上年度的末期業績，與管理層審閱本集團所採納的會計準則，及討論核數、內部監控、財務報告及本集團之風險管理系統。截至二零零八年三月三十一日止之末期業績已經審核委員會於二零零八年七月十四日召開之會議上審閱。

薪酬委員會

有書面訂明職權範圍之薪酬委員會已於二零零五年三月十日成立。現時該委員會之主席為周明權博士。該委員會之其他成員包括楊傳亮先生（於二零零八年四月一日獲委任）、李國謙先生（於二零零八年三月三十一日辭任）、孫開達先生、郭海生先生及周維正先生。薪酬委員會負責審閱及釐定本公司董事及高級管理人員的薪酬及福利。薪酬委員會的具體職權範圍已載於本公司網站http://www.chevalier.com內。

薪酬委員會於二零零八年三月三十一日止年度內共舉行了一次會議，並審閱截至二零零八年三月三十一日止支付予董事及高級管理人員之薪酬待遇。

MANAGEMENT COMMITTEE

The Board has delegated the authority and responsibility for implementing its business strategies and managing the daily operations of the Group's business to an Executive Committee which was established in 1991. Members of the Executive Committee comprise 6 Executive Directors, namely Dr Chow Yei Ching, Messrs Kuok Hoi Sang, Tam Kwok Wing, Chow Vee Tsung, Oscar, Ho Chung Leung and Ho Sai Hou.

管理委員會

董事會已授權於一九九一年成立之管理委員會負責推行其商業策略及管理本集團的日常商業運作。管理委員會由周亦卿博士、郭海生先生、譚國榮先生、周維正先生、何宗樑先生及何世豪先生六位執行董事所組成。

INTERNAL CONTROL

The Board has overall responsibilities for maintaining sound and effective internal controls in the Group. During the year, the Board has conducted a review of the effectiveness of the Group's system of internal control, covering financial, operational, compliance control and risk management functions. The Group's system of internal control includes a defined management structure with limits of authority, and is designed to help the Group achieve its business objectives, safeguard its assets against unauthorised use or disposition, ensure the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensure compliance with relevant laws and regulations. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss, and to manage rather than eliminate all risks of failure in the Group's operational systems and in the achievement of the Group's business objectives.

The Internal Audit Department plays a major role in monitoring the internal controls of the Group and reports directly to the Chairman. It has unrestricted access to review all aspects of the Group's activities and internal controls. It also conducts special audits of areas of concern identified by Management or the Audit Committee. The Internal Audit Department adopts a risk-based audit approach. All audited reports are circulated to the Audit Committee and key management. The Internal Audit Department is also responsible for following up the implementation of recommendations and corrective actions. The Audit Committee has free and direct access to the Head of Internal Audit Department without reference to the Chairman or Management.

內部監控

董事會全權負責維持本集團穩健和有效的內部監控系統。年內，董事會已檢討本集團在財務、運作、法規遵守的內部監控及風險管理的成效，本集團的內部監控系統包括界定管理架構及其相關的權限以協助集團達至商業指標，保管資產以防未經授權之使用或處理、確定保存適當的會計記錄作為可靠的財務資料供內部使用或對外發放，並確保符合相關法例與規則。上述監控系統旨在合理地（但並非絕對地）保證並無重大失實陳述或損失，並管理（但並非完全消除）本集團營運系統的失誤及未能達標的風險。

內部審核部在本集團的內部監控事宜上擔當重要角色並直接向主席匯報，在不受限制下審閱本集團各方面的事務及內部監控事宜，並就管理層或審核委員會關注的範疇進行特別審核。內部審核部採納以風險為本的審核原則。所有審核報告均會交由審核委員會及主要管理層傳閱。內部審核部亦負責跟進有關建議及改善措施的執行。審核委員會可與內部審核部主管直接接洽而毋須知會主席或管理層。

DIRECTORS' AND AUDITOR'S RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Directors acknowledge that it is their responsibilities in preparing the financial statements for the year ended 31st March 2008 on a going concern basis.

The Auditor of the Company acknowledge their reporting responsibilities in the Auditor's Report on the financial statements for the year ended 31st March 2008 as set out in the Independent Auditor's Report on page 49 to 50.

董事和核數師對財務報表的責任

董事會確認在負責編製截至二零零八年三月三十一日止年度之財務報表已按照持續經營的基準編製。

本公司之核數師確認彼等對本公司截至二零零八年三月三十一日止年度財務報表的責任載於第49頁至50頁的獨立核數師報告書中。

AUDITORS' REMUNERATION

During the financial year ended 31st March 2008, the fees paid/payable to the auditors in respect of audit and non-audit services provided by the auditors to the Group were as follows:

核數師之酬金

截至二零零八年三月三十一日止財政年度內，就本集團核數師提供之核數及其他非核數服務已支付／應付核數師酬金如下：

Nature of services 服務性質				Amount (HK$'000) 金額(港幣千元)
Audit services	– PricewaterhouseCoopers	核數服務	–羅兵咸永道會計師事務所	6,190
	– other auditors		–其他會計師	4,046
Non-audit services	– PricewaterhouseCoopers	非核數服務	–羅兵咸永道會計師事務所	865
	– other auditors		–其他會計師	2,139

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") as set out in Appendix 10 of the Listing Rules. Following a specific enquiry, each of the Directors confirmed that he has complied with the Model Code throughout the year.

證券交易的標準守則

本公司已採納了〈上市規則〉附錄十所載之《上市發行人董事進行證券交易》的標準守則（「標準守則」）。經具體查詢後，每位董事均確認於本年度內已遵守標準守則。

SOCIAL RESPONSIBILITY

To enhance the community relations, the Group has participated different charitable and voluntary organisations in various community activities. During the year, the Harmony Garden, managed by our subsidiary was awarded "The Progressive Award (Residential Building)" in the Caring Environment Recognition Scheme 2007 for raising the awareness of a barrier-free environment. In addition, the Group has been supporting a variety of charitable activities of the community such as "The Community Chest Corporate Challenge" organised by the Community Chest of Hong Kong, "The Community Chest Sports Corporate Challenge" to raise funds for 23 social welfare organisations for children and youth services and Chevalier Blood Donation Day, the blood donation program organised by the Hong Kong Red Cross.

社會責任

為加強社會關係，本集團參與多個慈善及志願團體舉辦的多項社會活動。年內，由本集團的附屬公司管理的「富欣花園」獲「2007共融環境表揚計劃」中的「積極進步獎（住宅樓宇）」，以表揚本集團對殘病人士的照顧。此外，本集團贊助了多項社會慈善活動，例如參加由公益金舉辦的籌款活動「公益慈善馬拉松」；為23間提供兒童及青年服務的社福機構籌款的「公益精英運動大比併」；及與紅十字會合作舉辦捐血活動的「其士捐血日」。

INVESTOR AND SHAREHOLDER RELATIONS

The Group's senior management maintains close communications with investors, analysts, fund managers and the media by various channels including individual interviews and meetings. The Group also responds promptly to request for information and queries from the investors.

The Board also welcomes the views of shareholders on matters affecting the Group and encourages them to attend shareholders' meetings to communicate any concerns they might have with the Board or Management directly.

The Company provides extensive information of the Group timely to the shareholders and the public through the publication of interim and annual reports, circulars, notices and announcements. The financial and other information relating to the Group is disclosed on the Company's website, http://www.chevalier.com.

與投資者及股東之關係

本集團之高級管理人員透過多樣化的方式如個別訪問及會議與投資者、分析員、基金經理及傳媒保持緊密之溝通。本集團亦對投資者索取資料之要求和提問作出即時回應。

董事會亦歡迎股東對影響本集團的事項提出意見，並鼓勵他們出席股東大會，藉以直接地向董事會或管理層反映他們關注的事項。

本公司透過刊發中期及年度報告、通函、通告及公佈致力按時為股東及公眾人士提供全面的集團資料，而有關本集團的財務報告及其他資料亦載於本公司網站http://www.chevalier.com內。

The Directors present to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March 2008.

董事會將本公司及本集團截至二零零八年三月三十一日止年度報告書及經審核財務報表提呈各股東省覽。

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding while the principal activities of its principal subsidiaries, associates and jointly controlled entities are shown on pages 144 to 156.

The Group's revenue and results for the year ended 31st March 2008 analysed by business and geographical segments are set out in note 40 to the financial statements.

主要業務

本公司之主要業務為投資控股，而其主要附屬公司、聯營公司及共同控制企業之主要業務載於第144至156頁。

本集團截至二零零八年三月三十一日止年度以業務及地區分類之收益及業績載於財務報表附註40內。

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st March 2008 are set out in the consolidated income statement. An interim dividend of HK$0.16 per share was paid on Wednesday, 9th January 2008. The Directors now recommend the payment of a final dividend of HK$0.29 per share.

業績及撥用

本集團於截至二零零八年三月三十一日止年度之業績載於綜合收益表內。中期股息每股港幣0.16元已於二零零八年一月九日（星期三）以現金支付。董事會現建議派發末期股息每股港幣0.29元。

CLOSURE OF REGISTER OF MEMBERS

For the purpose of qualifying for the proposed final dividend and determining the identity of the shareholders entitled to attend and vote at the annual general meeting of the Company to be held on Friday, 26th September 2008, the Register of Members of the Company will be closed from Tuesday, 23rd September 2008 to Friday, 26th September 2008, both days inclusive, during which period no transfer of shares will be effected. To qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 22nd September 2008.

暫停股份過戶登記

為確保獲得建議派發之末期股息及釐定有權出席本公司於二零零八年九月二十六日（星期五）舉行之股東週年大會並於會上投票之股東身份，本公司將於二零零八年九月二十三日（星期二）至二零零八年九月二十六日（星期五）（首尾兩日包括在內）暫停辦理股份過戶登記手續。為確保獲得建議派發之末期股息，持有本公司股份之人士，請於二零零八年九月二十二日（星期一）下午四時前，將所有股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處卓佳標準有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，以便辦理過戶登記手續。

SHARE CAPITAL

Movements in the Company's share capital during the year are set out in note 35 to the financial statements.

股本

年度內，本公司股本之變動載於財務報表附註35內。

SHARE OPTION SCHEME

Particulars of the share option scheme to subscribe for shares in the Company during the year are set out in note 46 to the financial statements.

購股權計劃

年度內，本公司之購股權計劃可予認購股份詳情載於財務報表附註46內。

RESERVES

Movements in reserves of the Group and the Company during the year are set out in note 36 to the financial statements.

As at 31st March 2008, the Company's reserves available for distribution to shareholders amounted to HK$771,745,000 (2007: HK$933,828,000)

儲備

年度內，本集團及本公司之儲備的變動載於財務報表附註36內。

於二零零八年三月三十一日，本公司可向股東分派之儲備為港幣771,745,000元（二零零七年：港幣933,828,000元）。

INVESTMENT PROPERTIES
Movements in investment properties of the Group during the year are set out in note 14 to the financial statements.

投資物業
年度內，本集團之投資物業的變動載於財務報表附註14內。

PROPERTY, PLANT AND EQUIPMENT
Movements in property, plant and equipment of the Group during the year are set out in note 15 to the financial statements.

物業、廠房及設備
年度內，本集團之物業、廠房及設備的變動載於財務報表附註15內。

BORROWINGS
Details of bank borrowings and other loans of the Group as at 31st March 2008 are set out in notes 33 and 34 to the financial statements.

借款
本集團在二零零八年三月三十一日之銀行借款及其他借款之詳情載於財務報表附註33及34內。

FINANCIAL SUMMARY
A financial summary of the Group is shown on pages 2 to 3.

財務概要
本集團之財務概要載於第2頁至3頁。

MAJOR CUSTOMERS AND SUPPLIERS
The Group's revenue and purchases of the year attributable to the Group's five largest customers and suppliers respectively were less than 30%. None of the Directors, their associates or any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

主要客戶及供應商
年度內，本集團之五大供應商及五大客戶分別佔本集團進貨額及收益不足30%。本公司各董事、其聯繫人士或任何股東（就董事所知其擁有本公司已發行股本超過5%者）概無與本集團的五大供應商或五大客戶有任何權益。

MAJOR PROPERTIES
Particulars of the major properties of the Group as at 31st March 2008 are set out on pages 29 to 33.

主要物業
本集團於二零零八年三月三十一日之主要物業資料載於第29頁至第33頁。

EMPLOYEES AND REMUNERATION POLICIES
As at 31st March 2008, the Group employed approximately 4,900 full time staff globally. Total staff costs amounted to approximately HK$965 million for the year ended 31st March 2008. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

僱員及薪酬制定
於二零零八年三月三十一日，本集團於全球僱用約4,900名全職員工。截至二零零八年三月三十一日止年度，員工總開支約為港幣9.65億元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

DONATIONS
During the year, the Group made donations of HK$1,290,000 to charitable bodies.

慈善捐款
年度內，本集團捐款予認可慈善機構為港幣129萬元。

PRE-EMPTIVE RIGHTS
There are no provision for pre-emptive rights under the Company's Bye-laws although there are no restriction against such rights under the laws in Bermuda where the Company is incorporated.

優先承讓權
本公司之細則並無優先承讓權之條款，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

購買、出售或贖回上市證券

年內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching	*(Chairman and Managing Director)*
Mr KUOK Hoi Sang	*(Vice Chairman and Managing Director)*
Mr TAM Kwok Wing	*(Deputy Managing Director)*
Mr CHOW Vee Tsung, Oscar	
Mr HO Chung Leung	
Mr HO Sai Hou	*(appointed on 1st April 2008)*
Mr FUNG Pak Kwan	*(resigned on 1st October 2007)*
Mr KAN Ka Hon	*(resigned on 31st March 2008)*

Independent Non-Executive Directors

Dr CHOW Ming Kuen, Joseph	
Mr SUN Kai Dah, George	
Mr YANG Chuen Liang, Charles	*(appointed on 1st April 2008)*
Mr LI Kwok Heem, John	*(resigned on 31st March 2008)*

In accordance with the Company's Bye-laws, Messrs HO Sai Hou, YANG Chuen Liang, Charles and SUN Kai Dah, George shall retire from office at the forthcoming Annual General Meeting and they, being eligible, will offer themselves for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

董事

年度內及截至本報告日期止之在任董事如下：

執行董事

周亦卿博士	*(主席兼董事總經理)*
郭海生先生	*(副主席兼董事總經理)*
譚國榮先生	*(副董事總經理)*
周維正先生	
何宗樑先生	
何世豪先生	*(於二零零八年四月一日獲委任)*
馮伯坤先生	*(於二零零七年十月一日辭任)*
簡嘉翰先生	*(於二零零八年三月三十一日辭任)*

獨立非執行董事

周明權博士	
孫開達先生	
楊傳亮先生	*(於二零零八年四月一日獲委任)*
李國謙先生	*(於二零零八年三月三十一日辭任)*

根據本公司之細則，何世豪先生、楊傳亮先生及孫開達先生須於即將召開之股東週年大會上告退，惟願膺選連任。各獨立非執行董事之告退規定與各執行董事相同。

DIRECTORS' INTERESTS IN CONTRACTS

Dr CHOW Yei Ching, Messrs KUOK Hoi Sang, TAM Kwok Wing, CHOW Vee Tsung, Oscar, FUNG Pak Kwan and KAN Ka Hon are interested in certain contracts in that they are the Directors and/or have beneficial interests in CPHL.

Save as aforementioned, no other contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

董事於合約內之權益

周亦卿博士、郭海生先生、譚國榮先生、周維正先生、馮伯坤先生及簡嘉翰先生在若干合約中獲得利益，概因彼等乃其士泛亞之董事及／或實益擁有其權益。

除上文所述者外，本公司或其任何附屬公司於本年底或年內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

DIRECTORS' INTERESTS IN COMPETING BUSINESS

During the year, none of the Directors have an interest in any business constituting a competing business to the Group.

董事於競爭性業務之權益

年度內，概無董事與本集團於任何構成競爭之業務中有任何權益。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 31st March 2008, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporation, within the meaning of Part XV of Securities and Futures Ordinance (the "SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

董事及主要行政人員之證券權益

於二零零八年三月三十一日，本公司董事及主要行政人員於本公司及其相聯公司（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉（包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉），或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會本公司及聯交所之權益及短倉如下：

(a) Interests in the Company – Shares

(甲) 本公司權益－股份

Name of Directors 董事名稱	Capacity 身份	Number of ordinary shares 普通股股份數目 Personal interests 個人權益	Family interests 家族權益	Total 總數	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	Beneficial owner 實益擁有人	154,682,359*	–	154,682,359	55.52
KUOK Hoi Sang 郭海生	Beneficial owner 實益擁有人	98,216	–	98,216	0.04
TAM Kwok Wing 譚國榮	Beneficial owner 實益擁有人	169,015	32,473	201,488	0.07
HO Chung Leung 何宗樑	Beneficial owner 實益擁有人	40,000	–	40,000	0.01
KAN Ka Hon 簡嘉翰	Beneficial owner 實益擁有人	29,040	–	29,040	0.01

* Dr CHOW Yei Ching beneficially owned 154,682,359 shares of the Company, representing approximately 55.52% of the issued share capital of the Company. These shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.

* 周亦卿博士實益持有154,682,359股本公司股份，佔本公司股份約55.52%。該等股份與下段「主要股東之證券權益」所述之股份相同。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES (continued)

董事及主要行政人員之證券權益(續)

(b) Interests in Associated Corporation – Shares

(乙)相聯公司權益－股份

Name of Directors 董事名稱	Associated corporation 相聯公司	Capacity 身份	Number of ordinary shares 普通股股份數目 Personal interests 個人權益	Corporate interests 公司權益	Family interests 家族權益	Total 總數	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	CPHL 其士泛亞	Interest of controlled corporation 受控制公司之權益	–	118,846,933*	–	118,846,933	55.14
KUOK Hoi Sang 郭海生	CPHL 其士泛亞	Beneficial owner 實益擁有人	2,400,000	–	–	2,400,000	1.11
TAM Kwok Wing 譚國榮	CPHL 其士泛亞	Beneficial owner 實益擁有人	400,000	–	10,400	410,400	0.19
KAN Ka Hon 簡嘉翰	CPHL 其士泛亞	Beneficial owner 實益擁有人	451,200	–	–	451,200	0.21

* Dr CHOW Yei Ching had notified CPHL that under the SFO, he was deemed to be interested in 118,846,933 shares in CPHL which were all held by the Company as Dr Chow beneficially owned 154,682,359 shares, representing approximately 55.52% of the issued share capital of the Company.

* 周亦卿博士實益持有154,682,359股本公司股份，佔本公司股份約55.52%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士泛亞股份118,846,933股之權益，周博士並已就此向其士泛亞作出知會。

Save as disclosed above and in "Share Option Schemes" below, as at 31st March 2008, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

除上文及下段之「購股權計劃」所披露者外，於二零零八年三月三十一日就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

SHARE OPTION SCHEMES

A share option scheme of the Company (the "CIHL Scheme") was approved by the shareholders of the Company on 20th September 2002. Another share option scheme of CPHL, the subsidiary of the Company (the "CPHL Scheme") was also approved by the shareholders of CPHL and the shareholders of the Company on 20th September 2002. The CIHL Scheme and the CPHL Scheme fully comply with Chapter 17 of the Listing Rules. During the year, no share option was granted, exercised, cancelled or lapsed under the CIHL Scheme and the CPHL Scheme. There was no outstanding option under the CIHL Scheme and the CPHL Scheme at the beginning and at the end of the year.

購股權計劃

本公司股東於二零零二年九月二十日批准本公司一項購股權計劃(「其士國際計劃」)。本公司股東及其士泛亞(本公司之附屬公司)股東於二零零二年九月二十日批准另一項其士泛亞購股權計劃(「其士泛亞計劃」)。其士國際計劃及其士泛亞計劃完全符合上市規則第十七章之規定。年度內,並無購股權根據其士國際計劃及其士泛亞計劃而授出、行使、註銷或失效。於年度初及年結,並無其士國際計劃及其士泛亞計劃尚未行使之購股權之權益。

DIRECTORS' SERVICE CONTRACTS

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

董事服務合約

概無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(法定賠償除外)而可予以終止之服務合約。

MANAGEMENT CONTRACTS

No contract of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries was entered into or subsisted during the year.

管理服務合約

年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

RETIREMENT SCHEMES

The Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme (the "Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme. The Scheme was granted exemption from Mandatory Provident Fund regulations by the Mandatory Provident Fund Scheme Authority and shall not open to new members starting from 1st December 2000. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to the Scheme are made by both the employers and the employees at the rate of 3.5% to 16% on the employees' salaries.

Pursuant to Government legislation, Bank Consortium Trust Company Limited was selected by the Group as an alternative Mandatory Provident Fund (the "MPF") service provider for employees of the Group who join the Group from 1st December 2000. The MPF is available to the employees aged 18 to 65 and with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$20,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$39.0 million against which the forfeited contributions amounting to HK$0.4 million have been deducted. There were forfeited contributions amounting to HK$44,000 available at the year end date for the reduction of future employer's contributions.

退休金計劃

本公司及其在香港之附屬公司為其士集團僱員公積金計劃(「公積金計劃」)之參與公司,此計劃之定義見職業退休計劃條例,屬界定供款退休計劃。公積金計劃已獲強制性公積金計劃管理局之強制性公積金條例所豁免,並於二零零零年十二月一日起不接受新成員。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員分別以僱員薪金3.5%至16%比率注入供款。

根據政府法例,本集團選擇銀聯信託有限公司為強制性公積金(「強積金計劃」)服務供應商,自二零零零年十二月一日起加入本集團之僱員必須參與該計劃。強積金計劃為所有年齡介乎十八至六十五歲,並由本集團受聘於香港工作最少六十天之僱員參加。本集團之供款乃根據僱員有關薪金每月以港幣20,000元為上限的5%注入供款。根據法例規定,有關利益須保留至六十五歲之退休年齡方可領取。

年度內,本集團在該等計劃之總供款為港幣3,900萬元,其中已扣除之已沒收供款為港幣40萬元,並已在綜合收益表中扣除。於年度結算日,為數港幣4.4萬元之已沒收供款可用以抵減僱主之未來供款。

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 31st March 2008, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

主要股東之證券權益

於二零零八年三月三十一日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

Substantial Shareholders 主要股東	Capacity 身份	Number of Shares held 持股數量	Number of underlying shares held (under equity derivatives of the Company) 持相關股份數量（本公司衍生股份）	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	Beneficial owner 實益擁有人	154,682,359(L)	–	55.52(L)
MIYAKAWA Michiko 宮川美智子	Beneficial owner 實益擁有人	154,682,359(L) *(Note 1)（附註1）*	–	55.52(L)
The Goldman Sachs Group, Inc.	Interest of controlled corporation 受控制公司之權益	–	26,993,989(L) 2,306,933(S) *(Note 2)（附註2）*	9.69(L) 0.83(S)
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation 受控制公司之權益	–	23,992,101(L) 2,306,933(S) *(Note 3)（附註3）*	8.61(L) 0.83(S)
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation 受控制公司之權益	–	23,992,101(L) 2,306,933(S) *(Note 3)（附註3）*	8.61(L) 0.83(S)
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation 受控制公司之權益	–	23,992,101(L) 2,306,933(S) *(Note 3)（附註3）*	8.61(L) 0.83(S)
Goldman Sachs International	Beneficial owner 實益擁有人	–	23,992,101(L) 2,306,933(S) *(Note 3)（附註3）*	8.61(L) 0.83(S)
The Goldman, Sachs & Co. L.L.C.	Interest of controlled corporation 受控制公司之權益	3,001,888(L) *(Note 4)（附註4）*	–	1.08(L)
Goldman Sachs & Co	Beneficial owner 實益擁有人	3,001,888(L) *(Note 4)（附註4）*	–	1.08(L)

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES (continued)

Notes:

(1) Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, is deemed to be interested in the same parcel of 154,682,359 shares held by Dr Chow.

(2) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 shares held by Goldman Sachs & Co and the 21,685,168 shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds (as defined below) held by Goldman Sachs International. The Convertible Bonds are issued by the Company to Goldman Sachs International on 26th July 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(3) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 21,685,168 shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C.

(4) The Goldman, Sachs & Co. L.L.C. is taken to be interested in the 3,001,888 shares held by Goldman Sachs & Co. Goldman Sachs & Co is owned as to 99.8% by The Goldman Sachs Group, Inc. and the remaining 0.2% by The Goldman, Sachs & Co. L.L.C. (which is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.).

The letter "L" denotes a long position and the letter "S" denotes a short position.

Save as disclosed above, as at 31st March 2008, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

主要股東之證券權益(續)

附註：

(1) 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之154,682,359股股份。

(2) Goldman Sachs & Co持有3,001,888股股份及Goldman Sachs International持有21,685,168股可換股債券(見下文所述)。本公司於二零零六年七月二十六日發行該可換股債券予Goldman Sachs International。The Goldman Sachs Group, Inc.被視為持有該等股份之權益。Goldman Sachs & Co及Goldman Sachs International均為The Goldman Sachs Group, Inc.的全資附屬公司。

(3) Goldman Sachs International持有21,685,168股可換股債券。Goldman Sachs (UK) L.L.C.，Goldman Sachs Group Holdings (U.K.)及Goldman Sachs Holdings (U.K.)被視為持有該等股份之權益。Goldman Sachs Holdings (U.K.)持有Goldman Sachs International 99%股權；而Goldman Sachs Group Holdings (U.K.)及Goldman Sachs (UK) L.L.C.持有Goldman Sachs International 100%股權。

(4) Goldman Sachs & Co持有3,001,888股股份；而The Goldman, Sachs & Co. L.L.C.被視為持有該等股份。The Goldman Sachs Group, Inc.及The Goldman, Sachs & Co. L.L.C.分別持有Goldman Sachs & Co 99.8%及0.2%。The Goldman, Sachs & Co. L.L.C.為The Goldman Sachs Group, Inc.的全資附屬公司。

「L」表示好倉。「S」表示短倉。

除上文所披露者外，就本公司董事及主要行政人員所知，於二零零八年三月三十一日，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本(附有權利在任何情況下可於本公司之股東大會上投票之股本)面值百分之五或以上權益。

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and CPHL, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

購買股份或債券之安排

除本公司及其士泛亞採納之購股權計劃外，於本年度任何時間內，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

CORPORATE GOVERNANCE

The Board of the Company are committed to maintain high standards of corporate governance. The Company has complied throughout the year ended 31st March 2008 with the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules, with exception of deviation. Detailed information on the Company's corporate governance practices is set out in the Corporate Governance Report contained on pages 34 to 39 of the Annual Report.

企業管治

本公司董事會致力維持高水平之企業管治常規。截至二零零八年三月三十一日止，除若干偏離外，本公司在整個年度已遵守上市規則附錄十四所載之企業管治常規守則的規定，有關本公司之企業管治常規已詳載於本年報第34至第39頁之企業管治報告書內。

SUFFICIENCY OF PUBLIC FLOAT

According to the information that is publicly available to the Company and within the knowledge of the Board, the percentage of the Company's share which are in the hands of the public exceeds 25% of the Company's total number of issued shares as at 16th July 2008, the latest practicable date to ascertain such information prior to the issue of this annual report.

足夠公眾持股量

根據本公司獲得之公開資料及據董事會所知，於二零零八年七月十六日（即本年報刊發前確定該等資料的最後實際可行日期），公眾人士所持有本公司股份超過本公司已發行股份總數25%。

AUDITOR

The financial statements have been audited by Messrs PricewaterhouseCoopers who retire and being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company.

核數師

本財務報表由羅兵咸永道會計師事務所審核。羅兵咸永道會計師事務所將會告退，並符合資格願在應屆股東週年大會重獲委任。

On behalf of the Board

CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 16th July 2008

承董事會命

主席兼董事總經理
周亦卿

香港，二零零八年七月十六日

TO THE SHAREHOLDERS
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Chevalier International Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 51 to 156, which comprise the consolidated and company balance sheets as at 31st March 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 90 of the Company Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

致其士國際集團有限公司股東
(於百慕達註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第51至156頁其士國際集團有限公司(「貴公司」)及其附屬公司(以下合稱「貴集團」)的綜合財務報表,此綜合財務報表包括於二零零八年三月三十一日的綜合及公司資產負債表與截至該日止年度的綜合收益表、綜合權益變動表和綜合現金流量表,以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制,以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見,並按照百慕達一九八一年《公司法》第90條之要求僅向整體股東報告,除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範,並規劃及執行審核,以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷,包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時,核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制,以設計適當的審核程序,但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性,以及評價財務報表的整體列報方式。

我們相信,我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st March 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映　貴公司及　貴集團於二零零八年三月三十一日的事務狀況及貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 16 July 2008

羅兵咸永道會計師事務所
執業會計師

香港，二零零八年七月十六日

		Note 附註	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Revenue	收益	5	**5,568,678**	4,665,237
Cost of sales	銷售成本		**(4,885,395)**	(3,911,145)
Gross profit	毛利		**683,283**	754,092
Other (expense)/income, net	其他(支出)/收入,淨額	6	**(101,450)**	120,465
Other gains, net	其他收益,淨額	7	**422,382**	100,307
Selling and distribution costs	銷售及經銷成本		**(386,864)**	(342,131)
Administrative expenses	行政支出		**(125,925)**	(118,694)
Operating profit	經營溢利		**491,426**	514,039
Share of results of associates	所佔聯營公司業績		**27,258**	5,263
Share of results of jointly controlled entities	所佔共同控制企業業績		**2,909**	(3,159)
			521,593	516,143
Finance income	財務收入	8	**16,420**	14,263
Finance costs	財務費用	8	**(126,043)**	(122,356)
Finance costs, net	財務費用,淨額	8	**(109,623)**	(108,093)
Profit before taxation	除稅前溢利	9	**411,970**	408,050
Income tax expenses	所得稅支出	10	**(112,811)**	(66,853)
Profit for the year	本年度溢利		**299,159**	341,197
Attributable to:	應佔方:			
Equity holders of the Company	本公司股權持有人		**230,747**	317,869
Minority interests	少數股東權益		**68,412**	23,328
			299,159	341,197
Dividends	股息	11	**125,362**	139,291
Earnings per share	每股盈利			
– Basic (HK$ per share)	—基本(每股港幣)	12	**0.83**	1.14
– Diluted (HK$ per share)	—攤薄(每股港幣)	12	**0.77**	1.04

The notes on pages 58 to 156 are integral parts of these consolidated financial statements.

第58頁至156頁之附註乃此等綜合財務報表之組成部分。

Consolidated Balance Sheet
綜合資產負債表

As at 31st March 2008 於二零零八年三月三十一日

		Note 附註	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Investment properties	投資物業	14	**1,117,445**	523,644
Property, plant and equipment	物業、廠房及設備	15	**769,438**	729,167
Prepaid lease payments	預付租賃款項	17	**446,018**	455,239
Goodwill	商譽	18	**210,330**	210,330
Other intangible assets	其他無形資產	19	**161,044**	158,864
Interests in associates	所佔聯營公司之權益	21	**172,818**	137,084
Interests in jointly controlled entities	所佔共同控制企業之權益	22	**264,745**	239,511
Available-for-sale investments	可出售的投資	23	**293,224**	182,298
Investments at fair value through profit or loss	於損益帳按公允值處理的投資	28	**134,005**	303,195
Deferred tax assets	遞延税項資產	38	**25,438**	8,744
Other non-current assets	其他非流動資產	16	**403,187**	24,448
			3,997,692	2,972,524
Current assets	**流動資產**			
Inventories	存貨	24	**338,717**	304,385
Properties for sale	待售物業	25	**258,945**	461,159
Debtors, deposits and prepayments	應收帳款、存出按金及預付款項	26	**1,450,026**	1,165,974
Amounts due from associates	應收聯營公司帳款	21	**19,273**	17,175
Amounts due from jointly controlled entities	應收共同控制企業帳款	22	**240,820**	259,559
Amounts due from customers for contract work	就合約工程應向客戶收取之款項	27	**312,422**	343,849
Investments at fair value through profit or loss	於損益帳按公允值處理的投資	28	**760,218**	1,000,758
Derivative financial instruments	衍生財務工具	29	**9,460**	42,831
Bank balances and cash	銀行結存及現金	30	**1,191,145**	722,998
			4,581,026	4,318,688
Current liabilities	**流動負債**			
Creditors, bills payable, deposits and accruals	應付帳款、應付票據、存入按金及預提費用	31	**1,321,692**	1,178,146
Unearned insurance premiums – due within one year	未滿期保險費 一一年內到期		**26,503**	32,174
Outstanding insurance claims	未決保險索償	32	**215,572**	255,337
Amounts due to associates	應付聯營公司帳款	21	**5,926**	3,429
Amounts due to customers for contract work	就合約工程應向客戶支付之款項	27	**260,681**	208,113
Deferred income	遞延收入		**24,484**	21,372
Provision for taxation	課税準備		**71,465**	86,009
Derivative financial instruments	衍生財務工具	29	**38,930**	2,628
Bank borrowings	銀行借款	33	**723,584**	815,066
Other loans	其他借款	34	**315**	256
Other payable	其他應付款	37	**7,760**	–
			2,696,912	2,602,530
Net current assets	**流動資產淨值**		**1,884,114**	1,716,158
Total assets less current liabilities	**總資產減流動負債**		**5,881,806**	4,688,682

		Note 附註	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Capital and reserves	**股本及儲備**			
Share capital	股本	35	**348,228**	348,228
Reserves	儲備	36	**2,973,919**	2,645,093
Equity attributable to equity holders of the Company	本公司股權持有人應佔權益		**3,322,147**	2,993,321
Minority interests	少數股東權益		**445,036**	322,196
Total equity	**總權益**		**3,767,183**	3,315,517
Non-current liabilities	**非流動負債**			
Other payable	其他應付款	37	**-**	7,079
Unearned insurance premiums – due over one year	未滿期保險費一超逾一年		**11,357**	13,789
Deferred tax liabilities	遞延税項負債	38	**206,231**	113,487
Bank borrowings	銀行借款	33	**1,511,621**	856,275
Other loans	其他借款	34	**1,384**	1,445
Convertible bonds – liability component	可換股債券一負債部分	39	**381,275**	354,423
Convertible bonds – derivative component	可換股債券一衍生工具部分	39	**2,755**	26,667
			2,114,623	1,373,165
Total equity and non-current liabilities	**總權益及非流動負債**		**5,881,806**	4,688,682

Approved by the Board of Directors on 16th July 2008 and signed on its behalf by :

經董事會於二零零八年七月十六日批准，並由下列董事代表簽署：

KUOK Hoi Sang
郭海生
Director
董事

CHOW Vee Tsung, Oscar
周維正
Director
董事

The notes on pages 58 to 156 are integral parts of these consolidated financial statements.

第58頁至156頁之附註乃此等綜合財務報表之組成部分。

Balance Sheet
資產負債表

As at 31st March 2008 於二零零八年三月三十一日

		Note 附註	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Interests in subsidiaries	所佔附屬公司之權益	20	**1,485,525**	1,821,820
Available-for-sale investments	可出售的投資	23	**199,784**	105,219
Investments at fair value through profit or loss	於損益帳按公允值處理的投資	28	**–**	30,045
Other intangible assets	其他無形資產		**599**	599
			1,685,908	1,957,683
Current assets	**流動資產**			
Debtors, deposits and prepayments	應收帳款、存出按金及預付款項	26	**18,811**	6,683
Amounts due from subsidiaries	應收附屬公司帳款	20	**2,223,157**	1,407,098
Amounts due from associates	應收聯營公司帳款		**13**	72
Investments at fair value through profit or loss	於損益帳按公允值處理的投資	28	**503,721**	543,444
Derivative financial instruments	衍生財務工具	29	**8,381**	40,780
Prepaid tax	預付稅款		**1,108**	–
Bank balances and cash	銀行結存及現金	30	**120,541**	121,298
			2,875,732	2,119,375
Current liabilities	**流動負債**			
Creditors, deposits and accruals	應付帳款、存入按金及預提費用	31	**7,322**	9,019
Amounts due to subsidiaries	應付附屬公司帳款	20	**1,095,855**	886,370
Derivative financial instruments	衍生財務工具	29	**38,914**	2,567
Other payable	其他應付款	37	**7,760**	–
Bank borrowings	銀行借款	33	**158,270**	475,000
			1,308,121	1,372,956
Net current assets	**流動資產淨值**		**1,567,611**	746,419
Total assets less current liabilities	**總資產減流動負債**		**3,253,519**	2,704,102
Capital and reserves	**資本及儲備**			
Share capital	股本	35	**348,228**	348,228
Reserves	儲備	36	**1,220,258**	1,363,069
Equity attributable to equity holders of the Company	本公司股權持有人應佔權益		**1,568,486**	1,711,297
Non-current liabilities	**非流動負債**			
Other payable	其他應付款	37	**–**	7,079
Bank borrowings	銀行借款	33	**1,253,000**	557,000
Convertible bonds – liability component	可換股債券－負債部分	39	**428,933**	398,726
Convertible bonds – derivative component	可換股債券－衍生工具部分	39	**3,100**	30,000
			1,685,033	992,805
Total equity and non-current liabilities	**總權益及非流動負債**		**3,253,519**	2,704,102

Approved by the Board of Directors on 16th July 2008 and signed on its behalf by :

經董事會於二零零八年七月十六日批准，並由下列董事代表簽署：

KUOK Hoi Sang
郭海生
Director
董事

CHOW Vee Tsung, Oscar
周維正
Director
董事

The notes on pages 58 to 156 are integral parts of these financial statements.

第58頁至156頁之附註乃此等財務報表之組成部分。

		Equity attributable to equity holders of the Company 本公司股權持有人應佔權益 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total equity 總權益 HK$'000 港幣千元
At 1st April 2006	於二零零六年四月一日	2,720,794	266,897	2,987,691
Exchange difference on translation of operations of overseas subsidiaries, associates and jointly controlled entities	換算海外附屬公司、聯營公司及共同控制企業的業務所產生之匯兌差額	68,633	7,117	75,750
Change in fair value of available-for-sale investments	可出售的投資之公允值變動	4,768	–	4,768
Share of property revaluation of an associate	分佔聯營公司物業重估	15,821	–	15,821
Total income recognised directly in equity	直接於權益確認之收入總額	89,222	7,117	96,339
Profit for the year	年度溢利	317,869	23,328	341,197
Total recognised income for the year	年度已確認收入總額	407,091	30,445	437,536
Dividends paid	已付股息	(139,291)	–	(139,291)
Dividends paid to minority shareholders	已付予少數股東股息	–	(5,989)	(5,989)
Acquisition of additional interests in subsidiaries	收購附屬公司之額外權益	–	(9,076)	(9,076)
Contribution by minority shareholders of a subsidiary	附屬公司少數股東之出資	–	44,646	44,646
Dilution of interest in a subsidiary	於附屬公司權益之攤薄	4,727	(4,727)	–
At 31st March 2007	於二零零七年三月三十一日	2,993,321	322,196	3,315,517
Exchange difference on translation of operations of overseas subsidiaries, associates and jointly controlled entities	換算海外附屬公司、聯營公司及共同控制企業的業務所產生之匯兌差額	180,824	4,803	185,627
Change in fair value of available-for-sale investments	可出售的投資之公允值變動	36,344	–	36,344
Total income recognised directly in equity	直接於權益確認之收入總額	217,168	4,803	221,971
Profit for the year	年度溢利	230,747	68,412	299,159
Total recognised income for the year	年度已確認收入總額	447,915	73,215	521,130
Dividends paid	已付股息	(128,148)	–	(128,148)
Dividends paid to minority shareholders	已付予少數股東股息	–	(7,886)	(7,886)
Acquisition of a subsidiary	收購一間附屬公司	–	7,428	7,428
Placement of shares of a subsidiary (note 36(b))	配售一間附屬公司之股份（附註36(b)）	–	92,046	92,046
Dilution of interest in a subsidiary (note 36(b))	於附屬公司權益之攤薄（附註36(b)）	13,566	(13,566)	–
Acquisition of additional interests in subsidiaries (note 36(c))	收購附屬公司之額外權益（附註36(c)）	(2,330)	(30,574)	(32,904)
Premium on acquisition of further interest of subsidiaries (note 36(d))	收購附屬公司額外權益之溢價（附註36(d)）	(2,177)	2,177	–
At 31st March 2008	於二零零八年三月三十一日	3,322,147	445,036	3,767,183

The notes on pages 58 to 156 are integral parts of these consolidated financial statements.

第58頁至156頁之附註乃此等綜合財務報表之組成部分。

Consolidated Cash Flow Statement
綜合現金流動表

For the year ended 31st March 2008 截至二零零八年三月三十一日止年度

		Note 附註	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Cash generated from operations	**經營產生之現金**	50	**595,457**	550,125
Interest paid	已付利息		**(99,191)**	(103,005)
Profits tax and Mainland China income tax paid	已繳付利得稅及中國內地所得稅		**(66,286)**	(56,709)
Profits tax refund	利得稅退款		**7,507**	10,848
Net cash inflow from operating activities	**來自經營業務之現金淨流入**		**437,487**	401,259
Investing activities	**投資業務**			
Interest received	已收利息		**16,420**	14,263
Dividends received from associates	已收聯營公司之股息		**4,750**	2,500
Purchase of property, plant and equipment	購置物業、廠房及設備		**(112,231)**	(157,102)
Purchase of investment property	購置投資物業		**(7,799)**	–
Purchase of prepaid lease payments	購置預付租賃款項		**–**	(699)
Deposits paid for property development projects in Mainland China	支付中國內地物業發展項目之訂金		**(372,534)**	–
Expenditure on other intangible assets	支付其他無形資產		**(3,780)**	(11,606)
Dividends received from listed investments	上市証券之股息收入		**11,079**	9,260
Proceeds from disposal of property, plant and equipment, and prepaid lease payments	出售物業、廠房及設備及預付租賃款項所得款項		**32,110**	37,575
Proceeds from disposal of investment properties	出售投資物業所得款項		**3,807**	–
Proceeds on disposal of other intangible assets	出售其他無形資產所得款項		**929**	2,812
Proceeds from disposal of jointly controlled entities	出售共同控制企業所得款項		**–**	45,706
Payments to acquire additional interests in subsidiaries	收購附屬公司額外權益之付款		**(32,904)**	(10,248)
Investments in associates	投資聯營公司		**(9,621)**	(80,599)
Net cash inflow from acquisition of a subsidiary	收購一間附屬公司所引致之現金淨流入		**8,587**	–
Net (advances to)/receipts from associates	向聯營公司(所作之貸款)收取之淨款項		**(1,933)**	24,032
Net receipts from/(advances to) to jointly controlled entities	向共同控制企業收取之淨款額(所作之貸款)		**44,992**	(98,141)
Purchase of available-for-sale investments	購入可出售的投資		**(74,736)**	(62,881)
Net cash outflow from investing activities	**來自投資業務之現金淨流出**		**(492,864)**	(285,128)
Net cash (outflow)/inflow before financing activities	**融資業務前之現金淨(流出)／流入**		**(55,377)**	116,131
Financing activities	**融資業務**			
Dividends paid	已付股息		**(128,148)**	(139,291)
Dividends paid to minority shareholders of subsidiaries	已付附屬公司少數股東之股息		**(7,886)**	(5,989)
Drawdown of bank and other loans	提取銀行借款及其他借款		**3,206,039**	1,337,177
Repayment of bank and other loans	償還銀行借款及其他借款		**(2,683,686)**	(1,672,336)
Decrease/(increase) in pledged deposits	減少／(增加)已抵押存入按金		**17,228**	(9,549)
Issuance of convertible bonds	發行可換股債券		**–**	384,085
Proceeds from placement of shares of a subsidiary	配售一間附屬公司之股份所得款項		**92,046**	44,646
Net cash inflow/(outflow) from financing activities	**來自融資業務之現金淨流入／(流出)**		**495,593**	(61,257)

		Note 附註	2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Increase in cash and cash equivalents	現金及等同現金增加		**440,216**	54,874
Cash and cash equivalents at beginning of the year	於年初之現金及等同現金		**697,081**	620,294
Effect of changes in foreign exchange rates	匯率變動之影響		**44,900**	21,913
Cash and cash equivalents at end of the year	於年終之現金及等同現金		**1,182,197**	697,081
Analysis of balances of cash and cash equivalents	現金及等同現金分析			
Bank balances and cash	銀行結存及現金	30	**1,191,145**	722,998
Bank overdrafts	銀行透支	33	**(2,671)**	(2,412)
Pledged deposits	已抵押存款		**(6,277)**	(23,505)
			1,182,197	697,081

The notes on pages 58 to 156 are integral parts of these consolidated financial statements.

第58頁至156頁之附註乃此等綜合財務報表之組成部分。

1 GENERAL INFORMATION

Chevalier International Holdings Limited (the "Company") is a public listed company incorporated in Bermuda with limited liability. The addresses of the registered office and principal place of business of the Company are Canon's Court, 22 Victoria Street, Hamilton, HM12, Bermuda and 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong respectively. The Company has its shares listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activity of the Company is investment holding while the activities of its principal subsidiaries are set out in note 51 to the financial statements.

These financial statements are presented in Hong Kong dollar, which is the same as the functional currency of the Company. These financial statements have been approved for issue by the Board of Directors on 16th July 2008.

1 一般資料

其士國際集團有限公司(「本公司」)為一間公開上市並在百慕達註冊成立之有限責任公司。本公司註冊辦事處及主要營業地點之地址分別為Canon's Court, 22 Victoria Street, Hamilton, HM12, Bermuda及香港九龍九龍灣宏開道8號其士商業中心22樓。其股份於香港聯合交易所有限公司(「聯交所」)上市。

本公司之主要業務為投資控股,而其主要附屬公司之業務已呈列於財務報表附註51。

此等財務報表以港幣呈列,與本公司之功能貨幣相同。該等財務報表已於二零零八年七月十六日經董事會批准發佈。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale investments, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of consolidated financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 4.

2 重大會計政策概要

編製本綜合財務報表所採用之主要會計政策列述如下。若無其他相反說明,則該等政策已持續應用於報表呈列之各年度。

(a) 編製基礎

本綜合財務報表乃根據香港財務報告準則編製。該等綜合財務報表乃按歷史成本慣例編製,並因投資物業、可出售的投資、於損益帳按公允值處理的財務資產及財務負債(包括衍生工具)之重估而予以修訂。

根據香港財務報告準則編製之綜合財務報表要求使用某些關鍵會計估計,並要求管理層在執行本集團之會計政策的過程中實施其判斷。附註4披露了涉及重大判斷或複雜性之處,或需要對財務報表作出重大假設及估計之處。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

In current year, the Group has applied the following new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1st April 2007 and relevant to the Group's operations.

2 重大會計政策概要(續)

(a) 編製基礎(續)

於本年度,本集團應用由香港會計師公會新頒佈之下述與本集團之運作有關之新訂準則、修訂及詮釋(「新香港財務報告準則」),並於二零零七年四月一日開始之本集團財政年度生效。

HKAS 1 (Amendment) 香港會計準則第1號(修訂)	Capital Disclosures 資本披露
HKFRS 7 香港財務報告準則第7號	Financial Instruments: Disclosures 金融工具:披露
HK(IFRIC) – Int 8 香港(國際財務匯報詮釋委員會)-詮釋第8號	Scope of HKFRS 2 香港財務報告準則第2號之範疇
HK(IFRIC) – Int 9 香港(國際財務匯報詮釋委員會)-詮釋第9號	Reassessment of Embedded Derivatives 內含衍生工具之重新評估
HK(IFRIC) – Int 10 香港(國際財務匯報詮釋委員會)-詮釋第10號	Interim Financial Reporting and Impairment 中期財務報告及減值
HK(IFRIC) – Int 11 香港(國際財務匯報詮釋委員會)-詮釋第11號	HKFRS 2 – Group and Treasury Share Transactions 香港財務報告準則第2號-集團及庫存股份交易

The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

應用這些新香港財務報告準則對本集團本會計年度及以往會計期間之業績及財務狀況編製及呈報方式並無構成重大影響。因此,毋須就以往期間作出調整。

The following standards, amendments and interpretations to existing standards have been published and are mandatory and relevant for the Group's accounting periods beginning on or after 1st April 2008 or later periods, but the Group has not early adopted them.

本集團必須在二零零八年四月一日或以後開始之會計期間或較後期間採納下列已公佈之準則、對現行準則之修訂及詮釋,惟本集團並無提早採納。

- HKAS 1 (Revised), "Presentation of Financial Statements" (effective from 1st January 2009). HKAS 1 (Revised) requires all owner changes in equity to be presented in a statement of changes in equity. All comprehensive income is presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It requires presenting a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements when there are retrospective adjustments or reclassification adjustments. However, it does not change the recognition, measurement or disclosure of specific transactions and other events required by other HKFRSs. The Group will apply HKAS 1 (Revised) from 1st April 2009.

- 香港會計準則第1號(經修訂)-「財務報表之呈報方式」(自二零零九年一月一日起生效)。香港會計準則第1號(經修訂)要求將全部擁有者之權益變動於權益變動表內予以呈報。所有綜合收入須在一份綜合收益表或兩份報表內(一份單獨收益表及一份綜合收入表)予以呈報。此項修訂規定在進行追溯調整或重新分類調整時,須在一份於最早之比較期間開始之完整財務報表內呈報財務狀況報表。然而,此項修訂並不會改變按其他香港財務報告準則所規定對特定交易或其他事項之確認、計量或披露。本集團將自二零零九年四月一日開始採納香港會計準則第1號(經修訂)。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

- HKAS 23 (Revised), "Borrowing Costs" (effective from 1st January 2009). The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group will apply HKAS 23 (Revised) from 1st April 2009. The amendment has no material impact on the Group's accounting policies as the Group's existing accounting policy on borrowing costs complies with the amended requirements.

- HKAS 27 (Revised), "Consolidated and Separate Financial Statements" (effective from 1st July 2009). The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gain or loss is recognised in the income statement. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Group will apply HKAS 27 (Revised) from 1st April 2010.

- HKAS 32 and HKAS 1 Amendments, "Puttable Financial Instruments and Obligations Arising on Liquidation" (effective from 1st January 2009). The amendment requires some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. The Group will apply HKAS 32 and HKAS 1 Amendments from 1st April 2009, but it is not expected to have any impact on the Group's financial statements.

2 重大會計政策概要(續)

(a) 編製基礎(續)

- 香港會計準則第23號(經修訂)－「借款成本」(自二零零九年一月一日起生效)。此項修訂要求實體將收購、興建或生產一項合資格資產(即需要頗長時間籌備以供使用或出售之資產)直接應佔之借款成本作資本化處理，將其確認為此類資產其中一部分之成本。將借款成本即時確認為費用之選擇權將被刪除。本集團將自二零零九年四月一日起採納香港會計準則第23號(經修訂)。由於本集團對借款成本之現有會計政策符合修訂後之要求，故此項修訂對本集團之會計政策並無重大影響。

- 香港會計準則第27號(經修訂)－「綜合及獨立財務報表」(於二零零九年七月一日起生效)。此項修訂規定非控制權益(即少數股東權益)在綜合財務狀況報表中予以呈報，與母公司擁有者之權益分開。綜合收入總額必須由母公司擁有者及非控制權益分佔，即使由此引致非控制權益出現赤字結餘。母公司於附屬公司之擁有權權益出現不致於失去控制權之變動應於權益內入帳。當失去附屬公司之控制權時，前附屬公司之資產及負債以及相關之權益部分均終止確認。任何盈虧於收益表確認。任何保留在前附屬公司之投資按其於失去控制權當日之公允值計量。本集團將自二零一零年四月一日起採納香港會計準則第27號(經修訂)。

- 香港會計準則第32號及香港會計準則第1號(修訂本)－「清盤產生之可沽售財務工具及責任」(自二零零九年一月一日起生效)。此項修訂規定倘可沽售財務工具及若干財務工具對實體施加責任，使其僅在清盤時按比例向另一方交付其部分淨資產，則要分類為權益。本集團將自二零零九年四月一日起採納香港會計準則第32號及香港會計準則第1號(修訂本)，惟預期不會對本集團之財務報表造成任何影響。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

- HKFRS 2 Amendment, "Share-based Payment Vesting Conditions and Cancellations" (effective from 1st January 2009). The amendment clarifies the definition of "vesting conditions" and specifies the accounting treatment of "cancellations" by the counterparty to a share-based payment arrangement. Vesting conditions are service conditions (which require a counterparty to complete a specified period of service) and performance conditions (which require a specified period of service and specified performance targets to be met) only. All "non-vesting conditions" and vesting conditions that are market conditions shall be taken into account when estimating the fair value of the equity instruments granted. All cancellations are accounted for as an acceleration of vesting and the amount that would otherwise have been recognised over the remainder of the vesting period is recognised immediately. The Group will apply HKFRS 2 Amendment from 1st April 2009, but it is not expected to have any impact on the Group's accounts.

- HKFRS 3 (Revised), "Business Combination", (effective from 1st July 2009). The amendment may bring more transactions into acquisition accounting as combinations by contract alone and combinations of mutual entities are brought into the scope of the standard and the definition of a business has been amended slightly. It now states that the elements are "capable of being conducted" rather than "are conducted and managed". It requires considerations (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other HKFRSs. They are income tax expenses, employee benefits, share-based payment and non-current assets held for sale and discontinued operations. Any non-controlling interest in an acquiree is measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. The Group will apply HKFRS 3 (Revised) from 1st April 2010.

2 重大會計政策概要(續)

(a) 編製基礎(續)

- 香港財務報告準則第2號(修訂本)「以股份為基礎付款之歸屬條件及註銷」(於二零零九年一月一日起生效)。該修訂本澄清「歸屬條件」之定義並訂明另一方以股份為基礎之付款安排進行「註銷」之會計處理。歸屬條件僅為另一方須完成指定服務期之服務條件以及須完成指定服務期及達到指定表現指標之表現條件。估計獲授股本工具之公允值時須計入所有市場「非歸屬條件」及歸屬條件。所有註銷均須當作提早歸屬處理,而原本可於餘下歸屬期確認之金額須即時確認。本集團將於二零零九年四月一日起應用香港財務報告準則第2號(修訂本),惟預期該準則對本集團之帳目並無任何影響。

- 香港財務報告準則第3號(經修訂)－「業務合併」(自二零零九年七月一日起生效)。由於純粹以合約進行之合併及互控實體之合併均屬此準則範圍,而業務之定義亦略作修訂,此項修訂可能使更多交易須採用收購會計法列帳。此準則現時列明該等元素「可予進行」而非「予以進行及管理」,並規定代價(包括或然代價)、各項可識別資產及負債須按其收購日期之公允值計量,惟租賃及保險合約、重新收購權利、彌償資產及須根據其他香港財務報告準則計量之若干資產及負債則除外,當中包括所得稅、僱員福利、以股份為基礎付款及持作出售之非流動資產及非持續經營業務。被收購公司之任何非控股權益按公允值或按該非控股權益佔被收購公司之可識別淨資產之比例計量。本集團將自二零一零年四月一日起採納香港財務報告準則第3號(經修訂)。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

- HKFRS 8, "Operating Segments" (effective from 1st January 2009). HKFRS 8 replaces HKAS 14. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKFRS 8 from 1st April 2009. The expected impact is still being assessed in detail by management, but it appears that the manner in which the segments are reported will not change significantly.

- HK(IFRIC) – Int 13, "Customer Loyalty Programmes" (effective from 1st July 2008). HK(IFRIC) – Int 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Group will apply HK(IFRIC)-Int 13 from 1st April 2009. The interpretation has no material impact on the Group's accounting policies as the Group's existing accounting policy complies with the amended requirements.

The following interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1st April 2008 or later periods but are not relevant for the Group's operations.

- HK(IFRIC) – Int 12, "Service Concession Arrangements" (effective from 1st July 2008).

- HK(IFRIC) – Int 14, "HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" (effective from 1 January 2008).

(b) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

2 重大會計政策概要(續)

(a) 編製基礎(續)

- 香港財務報告準則第8號－「經營分類」(自二零零九年一月一日起生效)。香港財務報告準則第8號取代香港會計準則第14號。此項新準則要求採用「管理方法」，即分部資料須按照與內部報告所採用之相同基準呈報。本集團將自二零零九年四月一日起採納香港財務報告準則第8號。管理層現正詳細評估新準則之預期影響，惟相信已報告之分類方式將不會受到重大影響。

- 香港(國際財務匯報詮釋委員會)－詮釋第13號－「忠誠顧客計劃」(自二零零八年七月一日起生效)。香港(國際財務報告詮釋委員會)－詮釋第13號闡明了倘若貨品或服務是跟隨一項客戶忠誠度獎勵計劃(例如忠誠度分數或贈品)而售出，則有關安排屬於多重銷售組合安排，應收客戶之代價須利用公允值在多重銷售組合安排部份中分配。本集團將自二零零九年四月一日起採納香港(國際財務匯報詮釋委員會)－詮釋第13號。由於本集團現有之會計政策符合修訂後之要求，故此詮釋對本集團之會計政策並無重大影響。

本集團必須在二零零八年四月一日或以後開始之會計期間或較後期間採納下列已公佈之現行準則詮釋，惟與本集團業務無關。

- 香港(國際財務匯報詮釋委員會)－詮釋第12號－「服務特許權安排」(自二零零八年七月一日起生效)

- 香港(國際財務匯報詮釋委員會)－詮釋第14號－「香港會計準則第19號－固定福利資產限額、最低資金要求及其相互關係」(自二零零八年一月一日起生效)

(b) 綜合帳目基礎

綜合財務報表包括本公司及其附屬公司於三月三十一日之財務報表。

附屬公司乃指本集團有權監控其財務及營運政策的企業(包括特別目的企業)且一般擁有其半數以上投票權之股權。於評估本集團是否控制另一企業時，會考慮現時可行使或可轉換之潛在投票權之存在及影響。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Basis of consolidation (continued)

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

The Group applies a policy of treating transactions with minority as transactions with equity owners of the Group. For purchases from minority interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is deducted from equity. Gains or losses on disposals to minority interests are also recorded in equity.

In the Company's balance sheet, the interests in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividends received and receivable.

2 重大會計政策概要(續)

(b) 綜合帳目基礎(續)

附屬公司在控制權轉移至本集團之日全部綜合入帳。附屬公司在控制權終止之日起停止綜合入帳。

如有需要,本集團會對附屬公司之財務報表作出調整,使其會計政策與本集團其他成員公司所採用之會計政策保持一致。

所有集團內各公司間之重大交易、結餘及收支已於綜合時對銷。

淨資產內之少數股東權益乃與本集團擁有之股本權益分開呈列。於該等淨資產內之少數股東權益包括於業務組合日之應佔金額及自組合當日起少數股東應佔權益之變動。倘少數股東所佔的虧損超過少數股東於附屬公司應佔的股本權益,除非該少數股東須受約束性責任及有能力支付額外資金以彌補附屬公司的虧損,否則該虧損餘額應由本集團承擔。

本集團採用之政策將與少數股東進行之交易視為與本集團權益擁有人進行之交易。就向少數股東權益購買而言,任何已付代價與相關應佔附屬公司資產淨值之帳面值之間之差異自權益中扣除。出售予少數股東權益之收益及虧損亦於權益內記錄。

於本公司之資產負債表中,所佔附屬公司之權益乃以成本值扣除減值虧損撥備入帳。附屬公司之業績由本公司按已收及應收股息入帳。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Goodwill/discount on acquisitions

Goodwill arising on an acquisition of a subsidiary, an associate or a jointly controlled entity, representing the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary, associate or jointly controlled entity at the date of acquisition, is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate or a jointly controlled entity is included in the cost of the investment of the relevant associate or jointly controlled entity.

Separately recognised goodwill is tested for impairment annually or more frequently if there is indication that goodwill might be impaired. Goodwill on acquisitions of associates is included in investments in respective associates and jointly controlled entity and is tested for impairment as part of the overall balance. For the purposes of impairment testing, separately recognised goodwill arising from an acquisition is allocated to each of the relevant cash-generating units ("CGUs"), or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of subsidiary, associate or jointly controlled entity, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

A discount on acquisition arising on an acquisition of a subsidiary, an associate or a jointly controlled entity represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination and is recognised immediately in the income statement.

2 重大會計政策概要(續)

(c) 收購商譽／折讓

收購附屬公司、聯營公司或共同控制企業產生之商譽乃指收購成本超出本集團於收購日期應佔有關附屬公司、聯營公司或共同控制企業之可識別資產、負債及或然負債公允值權益之數額，並按成本減任何累計減值虧損列帳。

因收購附屬公司而產生並已資本化之商譽乃於資產負債表分開呈列。因收購聯營公司或共同控制企業而產生並已資本化之商譽乃列入有關聯營公司或共同控制企業之投資成本。

獨立確認之商譽會每年或有跡象顯示商譽可能出現減值時更頻密地進行減值測試。收購聯營公司所產生之商譽計入相關聯營公司及共同控制實體之投資，並視為結餘總額之一部份進行減值測試。就減值測試而言，收購所產生之獨立確認之商譽乃被分配到預期可受惠於收購協同效應之各有關現金產生單位或現金產生單位組別。獲配商譽之現金產生單位會每年及在有跡象顯示商譽可能出現減值時進行減值測試。就於某個財政年度之收購所產生的商譽而言，已獲配商譽之現金產生單位於該財政年度完結前進行減值測試。當現金產生單位之可收回金額少於該單位之帳面值，則減值虧損被分配以削減首先分配到該單位之任何商譽的帳面值，然後削減該單位內其他資產獲分配之任何商譽的帳面值。商譽之任何減值虧損乃直接於收益表確認。商譽之減值虧損於其後期間不予撥回。

其後出售附屬公司、聯營公司或共同控制企業時，須計入被資本化商譽的應佔金額，以釐定出售之損益。

因收購附屬公司、聯營公司或共同控制企業而產生之收購折讓，乃指被收購公司之可識別資產、負債及或然負債之公平淨值超出業務合併成本之差額。收購折讓即時於收益表確認。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Goodwill/discount on acquisitions (continued)

Contingent liabilities of an acquiree are recognised at the date of the acquisition if the fair value of the contingent liabilities can be measured reliably. Contingent liabilities are initially measured at fair value at the date of acquisition. At subsequent balance sheet date, such contingent liabilities are measured at the higher of the amount that would be recognised in accordance with Hong Kong Accounting Standard 37 "Provisions, Contingent Liabilities and Contingent Assets" and the amount initially recognised less cumulative amortisation, if appropriate

(d) Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, interests in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in the income statement.

Where a Group entity transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

2 重大會計政策概要(續)

(c) 收購商譽／折讓(續)

當被收購公司的或然負債可以合理地計量時，該等或然負債乃在收購日確認。於收購當日，該或然負債按公允值作首次確認。於其後各結算日，該等或然負債乃按根據香港會計準則第37號「撥備、或然負債及或然資產」所確認金額及首次確認額減累積攤銷(如適用)兩者之較高者計量。

(d) 所佔聯營公司之權益

聯營公司之業績、資產及負債按權益法計入本財務報表內。根據權益法，於聯營公司之權益乃按成本值於綜合資產負債表列帳，並就於收購後，本集團所應佔聯營公司溢利或虧損及權益變動(扣除任何已識別減值虧損)作出調整。如本集團之所應佔聯營公司虧損相等於或超過其於該聯營公司應佔的權益(包括實質上構成本集團於聯營公司淨投資的任何長期權益)，本集團應不再確認其所佔之進一步虧損。額外所佔虧損及負債只限於本集團須受合法及約束性責任或代聯營公司支付額外款項。

收購成本超出本集團分佔聯營公司於收購日期確認之可識別資產、負債及或然負債之公允值淨額中所佔權益之任何差額，乃確認為商譽。商譽乃計入投資之帳面值，並就作為部份投資之減值進行評估。本集團分佔之可識別資產、負債及或然負債公允值淨額之權益較收購成本多出之任何差額，會於重新評估後在收益表內確認。

如集團企業與本集團之聯營公司進行交易，則未變現溢利及虧損將以本集團於有關聯營公司之權益為限進行對銷，惟若該未變現虧損乃所轉讓資產出現減值之證據，在此情況下，將確認全額虧損。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Joint ventures

Jointly controlled assets

When a Group entity undertakes its activities under joint venture arrangements directly, constituted as jointly controlled assets, the Group's share of the jointly controlled assets and share of any liabilities incurred jointly with other venturers are recognised in the consolidated financial statements and classified according to their natures. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred, are recognised when it is probable that the economic benefits associated with the transaction will flow to/from the Group.

Jointly controlled entities

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, interests in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity (which includes any long-term interests that, in substance, form part of the Group's net investment in the jointly controlled entity), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the jointly controlled entities recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in the income statement.

2 重大會計政策概要(續)

(e) 合營項目

共同控制資產

當一間集團企業直接參與合營項目之活動(此乃歸納為共同控制資產)時,集團所佔共同控制資產及與合營各方共同產生之負債,乃依據個別情況分類,並於財務報告中列出。有關投資於共同控制資產權益所涉及負債及直接費用支出乃按權責發生制之基準入帳。

本集團出售或運用應佔共同控制資產成品之收益,連同應佔所產生之任何費用,乃按可預知從該等交易中流入/流出之經濟效益時確認入帳。

共同控制企業

合營項目如涉及成立一間獨立企業而各合營方對該企業之經濟活動擁有共同控制權,將被視為共同控制企業。

共同控制企業之業績、資產及負債均採用權益會計法計入綜合財務報表內。根據權益會計法,所佔共同控制企業之權益乃按成本值於綜合資產負債表列帳,並就收購後本集團應佔共同控制企業溢利或虧損及其他權益變動(扣除任何已識別減值虧損)作出調整。如本集團之應佔共同控制企業虧損相等於或超過其於該共同控制企業之權益(包括實質上構成本集團於共同控制企業淨投資之任何長期權益),則本集團終止確認其應佔之進一步虧損。如本集團已產生法定或推定責任或代表該共同控制企業支付款項,則就額外應佔虧損作出撥備及確認負債。

收購成本超過本集團應佔於收購日期已確認該共同控制企業之可識別資產、負債及或然負債之公允值淨值之數額乃確認為商譽。商譽計入投資之帳面值,並作為投資之一部分進行減值評估。本集團應佔可識別資產、負債及或然負債之公允值淨值超過收購成本之數額於重估後立即於收益表確認。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Joint ventures (continued)

Jointly controlled entities (continued)

When a Group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the relevant jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

(f) Financial instruments

Financial assets and financial liabilities are recognised in the balance sheet when a Group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in the income statement.

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in the income statement.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in income statement.

2 重大會計政策概要(續)

(e) 合營項目(續)

共同控制企業(續)

如集團企業與本集團共同控制企業進行交易，則未變現溢利及虧損將以本集團於有關共同控制企業之權益為限進行對銷，惟若該未變現虧損乃所轉讓資產出現減值之證據，則該筆虧損須予全數確認。

(f) 財務工具

當集團企業成為財務工具合約條文之訂約方，則財務資產及財務負債於資產負債表內確認。財務資產及財務負債最初按公允值計量。應直接計入收購或發行財務資產及財務負債(於損益帳按公允值處理的財務資產及財務負債除外)之交易成本，於首次確認時加入或從財務資產或財務負債之公允值扣減(如適用)。直接應佔收購於損益帳按公允值處理的財務資產或財務負債之交易成本，乃立即於收益表內確認。

當從資產收取現金流量之權利屆滿，或財務資產被轉讓而本集團已轉讓該項財務資產擁有權之絕大部分風險及回報時，有關財務資產會被終止確認。於終止確認財務資產時，該項資產帳面值與已收代價和已於權益確認的累積損益之總和間的差額將確認於收益表內。

財務負債於有關合約所訂明責任獲解除、註銷或屆滿時被終止確認。被終止確認之財務負債的帳面值與已收或應收代價間之差額將於收益表確認。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Financial instruments (continued)

(i) *Financial assets*

The Group's financial assets are classified into either financial assets at fair value through profit and loss, loans and receivables or available-for-sale investments. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below:

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the income statement in the period in which they arise.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including debtors, amounts due from associates and jointly controlled entities and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

2 重大會計政策概要(續)

(f) 財務工具(續)

(i) *財務資產*

本集團之財務資產主要列為「於損益帳按公允值處理的財務資產」、「貸款及應收款項」或「可出售的投資」。從正常渠道購買或出售之財務資產以交易日為基準確認或終止確認。從正常渠道購買或出售指須根據法例或市場慣例訂立之時間內交收資產之財務資產買賣。以下乃各類財務資產所採用之會計政策:

於損益帳按公允值處理的財務資產
於損益帳按公允值處理的財務資產主要細分兩個類別,包括持作出售財務資產及在初始確認時於損益帳按公允值列值之財務資產。於初始確認後各結算日,於損益帳按公允值處理的財務資產乃按公允值計算,公允值之轉變乃於產生期間在收益表中直接確認。

貸款及應收款項
貸款及應收款項為並非於活躍市場報價而附有固定或可釐定付款之非衍生財務資產。於首次確認後每一個結算日,貸款及應收款項(包括應收帳款、聯營公司、共同控制企業款項及銀行結存)乃採用實際利率方法攤銷成本,扣除任何已知減值虧損列帳。倘客觀證明資產出現減值,則減值虧損會於收益表確認,並按資產賬面值與按原實際利率折讓之估計未來現金流量之現值的差額計算。倘資產可收回金額之增幅能客觀地指出涉及確認減值後所發生之事件,則減值虧損會於以後期間撥回,惟減值撥回當日之資產賬面值不得超過如無確認減值時之原來應攤銷成本。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Financial instruments (continued)

(i) *Financial assets* (continued)

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated or not classified as any of the other categories set out above. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in the income statement. Any impairment losses on available-for-sale investments are recognised in the income statement. Impairment losses on available-for-sale equity investments will not be reversed through the income statement in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment losses.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not be reversed in subsequent periods.

2 重大會計政策概要(續)

(f) 財務工具(續)

(i) *財務資產*(續)

可出售的投資

可出售的投資為非衍生項目，其須指定為可出售的的投資或未有劃分為其他類別(載於上文)。於首次確認後各結算日，可出售的投資按公允值計算。公允值之變動於股本權益確認，直至該投資被出售或決定有所減值，屆時過往於股本權益確認之累計收入或虧損會自股本權益剔除，並於收益表內確認。可出售的投資之任何減值虧損於收益表內確認。可出售的的股本投資之減值虧損將不會於以後期間撥回。倘投資之公允值因減值確認後之客觀事件而增加，可供出售的債項投資之減值虧損將會於以後期間撥回。

該等並無活躍市場報價，而其公允值未能可靠計量及其衍生須以無市價報價的實物交收之可出售的的股本投資，於首次確認後之各個結算日按成本值減任何已識別減值虧損計算。倘具備客觀證明資產減值，則減值虧損於收益表確認。減值虧損數額按資產賬面值與按類似財務資產之現行市場回報率折讓估計未來現金流量之現值間之差額計算。有關減值虧損將不會於以後期間撥回。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Financial instruments (continued)

(ii) Financial liabilities and equity

Financial liabilities and equity instruments issued by a Group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading on initial recognition. At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the income statement in the period in which they arise.

Other financial liabilities

Other financial liabilities including bank and other borrowings, creditors and bills payable, amounts due to associates amounts due to subsidiaries and other payable are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

2 重大會計政策概要(續)

(f) 財務工具(續)

(ii) 財務負債及股本

由集團企業發行之財務負債及股本工具按所訂立之合約安排性質，以及財務負債及股本工具之定義而分類。

股本工具為帶有集團資產剩餘權益(經扣除其所有負債)之任何合約。本集團之財務負債一般分類為於損益帳按公允值處理的財務負債及其他財務負債。就財務負債及股本工具而採納之會計政策載列如下：

於損益帳按公允值處理的財務負債

於損益帳按公允值處理的財務負債乃於首次確認時持作買賣之財務負債。於首次確認後之每一個結算日，於損益帳按公允值處理的財務負債按公允值計量，其公允值變動直接於產生期內之收益表中確認。

其他財務負債

其他財務負債包括銀行及其他借款、應付帳款及應付票據、應付聯營公司帳款、應付附屬公司帳款及其他應付款，乃採用實際利率法按已攤銷成本計算。

股本工具

本公司發行之股本工具按所收到之款項扣除直接發行成本後入帳。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Financial instruments (continued)

(iii) Derivatives

The Group uses derivative financial instruments to manage its exposure against currency risk and interest rate risk. Such derivatives are measured at fair value. Changes in fair values of such derivatives are recognised directly in the income statement.

Derivatives embedded in non-derivative host contracts are separated from the relevant host contracts and deemed as held-for-trading when the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contracts, and the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as held-for-trading.

(iv) Convertible bonds

The Group's convertible bonds issued with embedded derivative features are split into liability and derivative components. The initial carrying amount of the liability component is the residual amount after separating the embedded derivative. The liability component is subsequently measured at amortised cost, using the effective interest method. The derivative component is remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the income statement.

(g) Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases. Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

2 重大會計政策概要(續)

(f) 財務工具(續)

(iii) 衍生工具

本集團以衍生財務工具對沖所承受之幣值風險及利率風險。該等衍生財務工具均按公允值計量。該等衍生財務工具之公允值變動乃直接於收益表中確認。

倘該內置衍生工具之經濟特性及風險與主合約並無密切關係,而合併式合約並非按公允值於損益帳處理,藏於非衍生性質主契約內之衍生工具與相關主合約分離及被視為持作買賣用途。在其他情況下,所藏衍生工具不會分開處理,並根據適用準則連同主合約一併列帳。當本集團需要分開處理該內置衍生工具但未能將之計量時,整份合併式合約被視為持作買賣用途。

(iv) 可換股債券

本集團發行時具內置衍生工具特徵之可換股債券乃分為負債及衍生工具兩部份。負債部份之初始帳面值乃經撇除內置衍生工具後之餘額。負債部份往後以有效利率法按攤銷成本計算。衍生工具部份乃於各結算日重新計算,任何公允值變動所產生之收益或虧損均於收益表中確認。

(g) 投資物業

持作長期出租或資本增值或以上兩項目的,而並非由本集團內各公司佔用之物業,均列作投資物業。

投資物業包括根據經營租賃持有之土地及根據融資租賃持有之樓宇。當符合投資物業之其餘定義時,根據經營租賃持有之土地列作投資物業入帳。經營租賃會按如融資租賃般入帳。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Investment properties (continued)

Investment property is measured initially at its cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is determined by professional valuation conducted as at the balance sheet date. Changes in fair value are recognised in the income statement.

Subsequent expenditure is charged to the carrying amount of the asset only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Changes in fair values are recognised in the income statement as part of the other gain net.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment under HKAS 16. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the income statement.

(h) Property, plant and equipment

(i) Properties

Hotel properties, cold storage warehouses and other properties held for own use are stated at cost less accumulated depreciation and impairment losses.

Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter after considering the residual value.

2 重大會計政策概要(續)

(g) 投資物業(續)

投資物業初步按其成本(包括相關交易成本)計算。於初步確認後,投資物業按公允值入帳。公允值是按結算日時進行之專業估值釐定。公允值之變動於收益表內確認。

當該項目相關之日後經濟利益將會流入本集團,而該項資產之成本可被可靠計量時,方會從該項資產之帳面額中計入其後開支。所有其他維修及保養成本於產生之期間內在收益表內列支。

公允值之變動於收益表內確認為其他收益,淨額之一部分。

倘一項投資物業成為自用,則被重新分類為物業、廠房及設備,而其於重新分類日期之公允值就會計處理而言成為其成本。倘物業、廠房及設備之項目因其用途改變而成為一項投資物業,該項目於轉讓日期之帳面值與公允值之間所產生之任何差額,根據香港會計準則第16號於權益內被確認作物業、廠房及設備之重估。然而,倘公允值收益撥回先前之減值虧損,則收益會於收益表內確認。

(h) 物業、廠房及設備

(i) 物業

酒店物業、冷藏倉庫及其他持作自用物業乃按成本減累計折舊及減值虧損列帳。

樓宇乃按成本值以直線法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期,兩者較短者為準經考慮剩餘價值後計提折舊準備之基準。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Property, plant and equipment (continued)

(ii) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided to write off the cost of the plant and equipment over their estimated useful lives on a straight-line basis after taking into account their estimated residual value at the following rates per annum:

		Annual charge 每年折舊
Pipe rehabilitation equipment	管道翻新設備	16.67%
Others	其他	10% – 20%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(i) Prepaid lease payments

Prepaid lease payments represent upfront premium paid for land cost. Prepaid lease payments are charged to income statement over the term of relevant land leases on a straight-line basis.

(j) Other intangible assets

On initial recognition, intangible assets acquired separately and from business combinations are recognised at cost and at fair value respectively. After initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. Amortisation of intangible assets are charged to income statement within administrative expenses. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

2 重大會計政策概要(續)

(h) 物業、廠房及設備(續)

(ii) 廠房及設備

廠房及設備乃按成本值減去累計折舊及累積減值虧損列帳。廠房及設備之折舊乃按成本值及已考慮其估計的剩餘價值,按其估計使用年期及下列比率以直線法每年計提:

按融資租賃持有之資產乃按預期可用年期計提折舊,其基準與自有資產相同。

出售或報廢之資產收益或虧損乃由其帳面值與出售所得款項之差額釐定,並在收益表內確認。

(i) 預付租賃款項

預付租賃款項表示土地預付之地價。預付租賃款項按相關土地租賃年期以直線法於收益表內扣除。

(j) 其他無形資產

首次確認時,獨立收購及來自業務合併之無形資產乃分別按成本值及公允值確認。首次確認後,有限可用年期之無形資產乃按成本值減累計攤銷及任何累積減值虧損入帳。有限可用年期無形資產之攤銷乃以直線法就其估計可使用年期計提。無形資產之攤銷於收益表內計入行政支出。無限可用年期無形資產則按成本減累積減值虧損入帳。

終止確認無形資產所產生損益按出售所得款項淨額與資產帳面值之差額計算,於終止確認資產時在收益表內確認。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Other intangible assets (continued)

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its useful life, and carried at cost less accumulated amortisation and impairment losses.

Where no internally-generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method. Net realisable value is determined on the basis of anticipated sales proceeds in the ordinary course of business less applicable selling expenses.

(l) Construction contracts

Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that the value of work carried out during the year.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred. When it is probable that contract costs will exceed total contract revenue, the expected loss is recognised as expense immediately.

When contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is shown as an amount due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is shown as an amount due to customers for contract work. Amounts received before the related work is performed are included in the balance sheet, as a liability, as creditors. Amounts billed for work performed but not yet paid by the customer are included in the balance sheet under debtors.

2 重大會計政策概要(續)

(j) 其他無形資產(續)

研發開支

研究活動之費用在產生期間內確認為支出。

若預期發生於明確確定項目之開發成本,可透過將來之商業活動所產生之回報作彌補,則其所產生之內部產生無形資產將予以確認,並按其可使用年限,以直線法攤銷,並按成本值減累計攤銷及減值虧損入帳。

倘若未能確認內部產生之無形資產,開發開支乃於產生時於收益表內支銷。

(k) 存貨

存貨乃按成本或可變現淨值兩者較低值入帳。成本按加權平均法計算。可變現淨值乃按日常業務過程中之估計銷售所得款項減相應銷售成本之基準釐定。

(l) 建築合約

倘可以合理估計建築合約之結果,收益及成本乃參考於結算日合約活動之完成階段(按年內工作價值之比例而衡量)而確認。

倘建築工程合約之結果未能作出可靠估計,合約收益按可能收回的合約成本而確認。合約成本於產生期內確認為支出。倘合約成本有可能超過總合約收入,預期虧損將隨即確認為開支。

倘工程進度至今所產生之合約成本加已確認溢利減已確認虧損超過進度款項,則超出部份列作就合約工程應向客戶收取之款項。倘工程進度至今所產生進度款項超出合約成本加已確認溢利減已確認虧損,則超出部分列作就合約工程應向客戶支付之款項。於完成有關工程前收取之款項,乃計入資產負債表負債內之應付賬款。就工程完成發出帳單但客戶尚未支付之款項,則計入資產負債表內為應收帳款。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown as a separate current liability in the balance sheet.

Pledged bank deposits are not included in cash and cash equivalents.

(n) Unearned insurance premiums

Unearned insurance premiums represent the estimated portion of the premiums written which relate to periods of insurance subsequent to the balance sheet date and are deferred to subsequent accounting periods. Unearned premiums are computed on the basis of net premiums written for all classes of insurance. Net premium written represents gross premiums received or receivable after deducting reinsurance premiums.

(o) Insurance claim

Claims paid and outstanding comprise claims paid, claims reported but not yet paid as at the balance sheet date and an estimate of claims incurred but not reported which is calculated with reference to foreseeable events, past experiences and trends.

(p) Revenue recognition

When the outcome of a construction contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from sale of properties is recognised on the execution of a binding sales agreement or the completion of properties, whichever is later.

Income from sale of goods is recognised when goods are delivered and title to the goods has passed to the customers. Revenue is arrived at after deduction of any sales returns and discount.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred income.

Premiums for direct insurance business and reinsurance are recognised as income over the terms of insurance policy period.

2 重大會計政策概要(續)

(m) 現金及等同現金

現金及等同現金包括手頭現金、銀行之按通知存款、原到期日為三個月內之短期高度流動投資及銀行透支。銀行透支於資產負債表內以獨立流動負債列示。

現金及等同現金並不包括有抵押銀行存款。

(n) 未滿期保險費

未滿期保險費是指與投保人簽訂投保期跨越結算日後至以後會計期間之保險承保費估計之部份。未滿期保險費是根據所有保險類別的淨承保保險費計算。淨承保保險費淨額指扣除再保險費後之已收或應收保險費總額。

(o) 保險索償

已支付及應付之保險索償包括於結算日已支付之索償、已申報但未支付之索償以及估計已產生但仍未申報之索償。此估計是參考可預見之事件、過往的經驗和種種趨勢而計算的。

(p) 收益之確認

當一項建築合約的成果能夠可靠地估計時,合約之收益乃根據年度施工之價值,按完工百分比法確認。當一項合約成果不能可靠地估計時,只將已產生而可能取回的合約成本確認為收益。

物業銷售之收入乃在買賣雙方簽署具約束力之買賣協議文件或物業竣工(兩者之較後者)入帳。

銷售貨品之收益乃於貨品送出後或貨品所有權轉予客戶後入帳。收益已減除所有銷售退回及折扣。

提供服務之收益乃於提供服務完畢時入帳。提供服務前之收入乃包括於遞延收益中。

直接保險及再保險業務之保險費乃按保險條款之年期確認為收入。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Revenue recognition (continued)

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset's net carrying amount.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Rental income under operating leases is recognised on a straight-line basis over the terms of the respective leases.

(q) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair values at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as an obligation under finance lease. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the income statement, unless they are directly attributable to the acquisition, construction or production of qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs as stated in the policy below.

Rentals payables under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivables as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

2 重大會計政策概要(續)

(p) 收益之確認(續)

來自財務資產之利息收入乃按時間比例入帳,並根據本金之結餘及有關之實際利率作出計算,實際利率即於財務資產帳面淨值之預計年限貼現估計未來現金收入之比率。

投資所得股息收入乃於本集團收取款項之權益確立時確認。

經營租賃之租金收入乃按直線攤銷法據其租賃年期入帳。

(q) 租賃

當租賃條款實質上將擁有權所產生之大部份風險及得益轉移給承租人,該等合約被視為融資租賃。所有其他租賃均被視為經營租賃。

本集團為出租人

融資租賃下應收承租人之款項乃入帳列作應收款項,款額為本集團於租賃之淨投資。融資租賃收入乃分配至各會計期間,以反映本集團於租賃尚未收回淨投資之固定定期回報率。

經營租賃產生之租金收入按有關租賃之租期以直線法於收益表內確認。商談及安排營運租賃所產生之首次直接成本計入該項租賃資產之帳面值內,並於租期內以直線法確認為支出。

本集團為承租人

融資租賃下持有之資產於租賃生效時按公允值,或最低租金之現值(以較低者為準)確認為本集團之資產。對出租人之相應負債在資產負債表內列為融資租約承擔。租賃款項在融資費用與削減租賃承擔之間分配,以為承擔餘額取得固定之利率。融資費用直接計入收益表內,除非其為直接源自收購、興建或建造符合規定的資產則例外,在此情況下,則根據本集團之借款成本一般政策撥充資本(見下列政策)。

經營租賃之應付租金於有關租賃年期內按直線法列入收益表內。因簽訂經營租賃已收或應收之鼓勵性優惠,按直線法於租期內確認為租金費用之扣減。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying asset, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in the income statement in the period in which they are incurred.

(s) Foreign currencies

In preparing the financial statements of each individual Group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not translated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in the income statement in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange components of that gain or loss are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity, the exchange fluctuation reserve. Such exchange differences are recognised in the income statement in the period in which the foreign operation is disposed of.

2 重大會計政策概要(續)

(r) 借款成本

於收購、建造或生產符合規定的資產的借款成本，皆資本化為該資產的成本一部份。此類借款成本將於資產大致上已可供使用或出售時而停止資本化。特別為符合規定的資產而取得之借款在其尚未用於有關用途時作為短暫投資而賺取之投資收入，乃於可撥充資本之借款成本中扣除。

其他借款成本，乃於費用發生時於收益表中確認。

(s) 外幣

於編製各個別集團企業之財務報表時，以該企業以功能貨幣以外之貨幣(外幣)進行之交易均按交易日期之適用匯率換算為功能貨幣(即該企業經營所在主要經濟地區之貨幣)記帳。於各結算日，以外幣定值之貨幣項目均按結算日之適用匯率換算。按公允值以外幣定值之非貨幣項目乃按於公允值釐定當日之適用匯率換算。按過往成本計量以外幣定值之非貨幣項目毋須換算。

於結算及換算貨幣項目時產生之匯兑差額均於產生期間計入收益表內，惟組成本集團海外業務之投資淨額部分之貨幣項目所產生之匯兑差額除外，在此情況下，有關匯兑差額乃於綜合財務報表中確認為股本權益。以公允值定值之非貨幣項目經重新換算後所產生之匯兑差額於該期間列入收益表，惟換算有關盈虧直接在股本權益確認之非貨幣項目所產生的匯兑差額除外，而有關收益或虧損之匯兑部份直接在股本權益內確認。

就呈列綜合財務報表而言，本集團之海外業務之資產及負債乃按於結算日之適用匯率換算為本集團之列帳貨幣，而其收入及支出乃按該年度之平均匯率進行換算，除非匯率於該期間內出現大幅波動，則於此情況下，則採用於交易當日之適用匯率。所產生之匯兑差額(如有)乃確認作股本權益之獨立部份(外匯兑換浮動儲備)。該等匯兑差額乃於海外業務被出售之期間內於收益表內確認。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) Foreign currencies (continued)

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st April 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the exchange fluctuation reserve.

(t) Retirement benefits costs

Payments to defined contribution retirement benefit plans and the Mandatory Provident Fund Scheme are charged as an expense as they fall due.

(u) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, and interests in associates and jointly controlled entities, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

2 重大會計政策概要(續)

(s) 外幣(續)

於二零零五年四月一日或以後因收購而所產生之商譽及可辦認資產的公允值調整乃視作該海外業務之資產及負債,及按結算日之適用匯率換算。所產生之匯兑差額於外匯兑換浮動儲備確認。

(t) 退休保障費用

向界定供款退休計劃及強制性公積金計劃作出的供款,是於到期時列帳為支出。

(u) 税項

所得税支出指當期應付税項及遞延税項。

當期應付税項乃根據年內之應課税溢利計算。應課税溢利與於收益帳內呈報之溢利有所不同,原因在於應課税溢利並不包括於其他年度應課税或可扣税之收入或開支項目,亦不包括從來毋須課税或不可扣税之收益表項目。本集團之當期應付税項負債乃按結算日已實行或大致上已實行之税率計算。

遞延税項乃根據財務報告內資產及負債帳面值與計算應課税溢利所採用相應税基之差額而確認,並採用資產負債表負債法計入。遞延税項負債一般就所有應課税暫時差異確認,遞延税項資產則於可扣減暫時差異有可能用以抵銷應課税溢利時予以確認。倘暫時差異由商譽或(不包括業務合併)一項不影響應課税溢利或會計溢利之交易之其他資產及負債的初步確認所產生,有關資產及負債不予以確認。

遞延税項負債乃按於附屬公司之投資、聯營公司及共同控制企業之權益所產生應課税暫時差異而確認,除非本集團可控制暫時差異之回撥及暫時差異在可預見之將來可能不會回撥。

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) Taxation (continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(w) Impairment

Assets that have an indefinite useful life or have not yet been available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include available-for-sale investments, investments at fair value through profit or loss, debtors, creditors, amount due from/to related companies, bills payable, bank balances, borrowings, convertible bonds and financial derivatives. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

2 重大會計政策概要(續)

(u) 稅項(續)

遞延稅項資產之帳面值乃於各結算日進行檢討,並在不可能有足夠應課稅溢利以收回全部或部份資產價值時作調減。

遞延稅項按預期於清償負債或變現資產期間之適用稅率計算。遞延稅項從收益表扣除或計入收益表內,除非遞延稅項關乎直接從股本扣除或直接計入股本之項目,在此情況下,遞延稅項亦於股本中處理。

(w) 減值

無限可用年期或尚未能使用之資產毋須攤銷,惟須按年進行減值測試。如果有情況或環境變化顯示須予攤銷的資產賬面價值或未能收回時,本集團會檢討該項資產的減值情況。若該項資產的賬面價值超過其可收回價值,其差額確認為減值虧損。資產的可收回價值是指其公允值減銷售成本後的淨價與其使用價值兩者中的較高者。對減值進行評估時,資產已按具備可單獨識別現金流量的最小單位(現金產生單位)劃分。商譽以外的資產倘曾出現減值,則須於各申報日檢討其可予撥回的減值。

3. 財務風險管理目標及政策

本集團的主要財務工具包括可出售的投資、於損益帳按公允值處理的投資、應收帳款、應付帳款、應收/應付關聯公司帳款、應付票據、銀行結存、借款、可換股債券及衍生財務工具。該等財務工具之詳情乃於相關附註中披露。該等財務工具之相關風險以及緩沖該等風險之政策乃載列如下。管理層管理及監察該等影響,以確保及時有效地施行適當之措施。

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

3.1 Financial risk factors

(a) Market risk

(i) Interest rate risk

The Group's interest rate risk arises from bank deposits, investments in debt securities, bank borrowings, bills payable and convertible bonds. Majority of the Group's bank borrowings carry interest at flowing rate and exposes the Group to cash flow interest rate risk. The Group's bank deposits, investments in debt securities and convertible bonds carried interest at fixed rate and expose the Group to fair value interest rate risk. The management monitors interest rate exposure and manages significant interest rate exposure by using financial instruments such as interest rate swap. However, these instruments are not qualified for hedge accounting.

At the balance sheet dates, if interest rates had been increased/decreased by every percentage point and all other variables were held constant, the post-tax profit of the Group for the year ended 31st March 2008 would decrease/increase by approximately HK$12,510,000 (2007: HK$11,552,000). This is mainly attribute to the Group's exposure to interest rates on its variable rate bank balances and bank borrowings.

(ii) Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises when the Group entity's recognised assets and liabilities are denominated in a currency that is not the Group entity's functional currency.

The Group's financial assets that are exposed to foreign exchange risk mainly comprise of instruments in debts and equity securities and trade debtors arising from sales made to overseas customers. The Group's financial liabilities that are exposed to foreign exchange risk mainly arise from Euro denominated borrowings and accounts payable balances arising from overseas purchases. It is the Group's policies to ensure that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances. The management will continue to monitor foreign exchange exposure and will consider managing significant foreign currency exposure by using financial instruments such as foreign currency forward contracts should the needs arise.

3 財務風險管理目標及政策(續)

3.1 財務風險因素

(a) 市場風險

(i) 利率風險

本集團之利率風險來自銀行存款、債務證券投資、銀行借款、應付票據及可換股債券。本集團大部分銀行借款以浮動利率計息，而本集團須面對現金流量利率風險。本集團之銀行存款、債務證券投資及可換股債券以固定息率計息，而本集團須面對公允值利率風險。管理層監察利率風險並利用如利率掉期等財務工具對沖重大利率風險。然而，該等工具並不符合對沖會計準則。

於結算日，倘利率每增加／減少一個百分點，且其他可變因素均維持不變，則本集團截至二零零八年三月三十一日止年度之税後利潤將減少／增加約港幣12,510,000元(二零零七年：港幣11,552,000元)。此乃主要由於本集團之銀行結餘及銀行借款之可變利率之利率風險所致。

(ii)外幣風險

本集團乃國際性經營業務，須面對多種貨幣風險引致之外匯風險。本集團已確認之資產及負債以實體之功能貨幣列值時，將產生外匯風險。

本集團之金融資產面臨之外匯風險主要包括債務及股本證券工具以及向海外顧客作出銷售而產生之應收帳款餘額。本集團之金融負債面臨之外匯風險主要來自以歐羅列值之借款及來自海外採購之應付帳款餘額。本集團之政策乃確保將風險保持於可接受之水平，並透過以即期匯率買賣外幣(如有需要)以處理短期失衡來實現。管理層將繼續監控外匯風險及在有需要的情況下考慮對沖重大外匯影響。

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

3.1 Financial risk factors (continued)

(a) Market risk (continued)

(ii) Foreign currency risk (continued)

Major financial instruments under foreign currencies (other than the functional currencies of the Group entities) that are exposed to foreign exchange risk are mainly denominated in Renminbi and United States dollar ("US dollar"). The carrying amounts of the Group's and the Company's foreign currency denominated financial assets and financial liabilities at the balance sheet dates are as follows:

3 財務風險管理目標及政策(續)

3.1 財務風險因素(續)

(a) 市場風險(續)

(ii) 外幣風險(續)

大部分面臨外匯風險之外幣財務工具(不包括本集團實體之功能貨幣)主要以人民幣及美元(「美元」)列值。本集團及本公司以外幣列值之金融資產及金融負債於結算日之賬面值如下:

		Assets 資產		Liabilities 負債	
The Group	**本集團**	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
US dollar	美元	**1,334,244**	1,270,253	**(9,445)**	–
Renminbi	人民幣	**120,110**	103,870	**–**	–
Euro	歐羅	**99,120**	64,795	**(153,430)**	(91,109)
Singapore dollar	新加坡元	**27,138**	7,529	**–**	–
Japanese yen	日元	**17,672**	174,578	**–**	–
GBP	英鎊	**16,632**	2,220	**–**	–
Canadian dollar	加拿大元	**12,225**	13,498	**–**	–
Australian dollar	澳元	**1,571**	8,912	**–**	–
Others	其他	**22,796**	14,163	**–**	–

		Assets 資產		Liabilities 負債	
The Company	**本公司**	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
US dollar	美元	**554,247**	547,577	**–**	–
Euro	歐羅	**394,046**	44,681	**(99,370)**	(30,247)
Singapore dollar	新加坡元	**22,344**	2,239	**–**	–
Japanese yen	日元	**12,673**	11,352	**–**	–
Canadian dollar	加拿大元	**223,090**	196,314	**–**	–
Other	其他	**23,825**	14,042	**–**	–

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

3.1 Financial risk factors (continued)

(a) Market risk (continued)

(ii) Foreign currency risk (continued)

The following table details the Group's and the Company's sensitivity to every percentage point increase and decrease in the functional currency of corresponding Group entities against the above foreign currency. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for every percentage point increase in foreign currency rates. A positive number below indicates an increase in profit/investment revaluation reserve where the above foreign currency strengthens every percentage point against the functional currency of corresponding Group entities.

3 財務風險管理目標及政策(續)

3.1 財務風險因素(續)

(a) 市場風險(續)

(ii) 外幣風險(續)

下表詳列本集團及本公司之相關功能貨幣對以上外幣之每增加或減少一個百分點之敏感度。敏感度分析只包括外幣列值之貨幣項目,並已於年末按匯率每增加一個百分點之換算予以調整。正數反映在以上外幣兑換本集團相關實體之功能貨幣每增強一個百分點之情況下使溢利/投資重估儲備有所增加。

The Group	**本集團**	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Increase in profit	溢利增加	**12,088**	14,041
Increase in investment revaluation reserve	投資重估儲備增加	**2,750**	1,624

The Company	**本公司**	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Increase in profit	溢利增加	**9,486**	6,991
Increase in investment revaluation reserve	投資重估儲備增加	**1,822**	868

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

3.1 Financial risk factors (continued)

(a) ***Market risk*** (continued)

(iii)Price risk

The Group and the Company are exposed to equity securities price risk because investments held by the Group and the Company are classified on the consolidated balance sheet and the balance sheet either as available-for-sale or at fair value through profit or loss.

If the prices of the respective quoted equity instruments of the Group had been increased/decreased by every percentage point and all other variables were held constant:

- the post-tax profit for the year ended 31st March 2008 would increase/decrease by HK$2,301,000 (2007: HK$1,181,000) as a result of the changes in fair value of financial assets at fair value through profit or loss;
- investment revaluation reserve would increase/decrease by HK$2,926,000 (2007: HK$1,808,000) for the Group as a result of the changes in fair value of available-for-sale investments.

If the prices of the respective quoted equity instruments of the Company had been increased/decreased by every percentage point and all other variables were held constant:

- the post-tax profit for the year ended 31st March 2008 would increase/decrease by HK$1,181,000 (2007: HK$1,646,000) as a result of the changes in fair value of financial assets at fair value through profit or loss;
- investment revaluation reserve would increase/decrease by HK$1,998,000 (2007: HK$1,052,000) for the Company as a result of the changes in fair value of available-for-sale investments.

3 財務風險管理目標及政策(續)

3.1 財務風險因素(續)

(a) ***市場風險(續)***

(iii)價格風險

本集團及本公司面臨股本證券價格風險,此乃由於本集團及本公司所持有之投資於綜合資產負債表及資產負債表中被歸類為可出售的投資或於損益帳按公允值處理的投資所致。

倘本集團股本工具各自所報之價格每增加/減少一個百分點,且其他可變因素均維持不變,則:

- 截至二零零八年三月三十一日止年度之稅後利潤將增加/減少港幣2,301,000元(二零零七年:港幣1,181,000元),此乃由於於損益帳按公允值處理的財務資產之公允值變動所致;
- 本集團之投資重估儲備將增加/減少港幣2,926,000元(二零零七年:港幣1,808,000元),此乃由於可出售的投資之公允值變動所致。

倘本公司股本工具各自所報之價格每增加/減少一個百分點,且其他可變因素均維持不變,則:

- 截至二零零八年三月三十一日止年度之稅後利潤將增加/減少港幣1,181,000元(二零零七年:港幣1,646,000元),此乃由於於損益帳按公允值處理之財務資產之公允值變動所致;
- 本公司投資重估儲備將增加/減少港幣1,998,000元(二零零七年:港幣1,052,000元),此乃由於可出售的投資之公允值變動所致。

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

3.1 Financial risk factors (continued)

(b) Credit risk

Principal financial assets consist of debtors, other receivables, deposits, amounts due from associates and jointly controlled entities, amounts due from subsidiaries, available-for-sale investments, investments at fair value through profit or loss, derivative financial instruments and bank balances and cash. The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at the balance sheet dates in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the balance sheet.

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days. The Group reviews the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts.

Amounts due from related companies, including group companies, are continuously monitored by assessing the credit quality of the counterparty, taking into account its financial position, past experience and other factors. Where necessary, impairment loss is made for estimated irrecoverable amounts. As at 31st March 2008, the amounts due from related companies are fully performing.

Investments, derivative financial instruments, interests receivable and cash transactions are limited to financial institutions or investment counterparties with high credit quality. The Group controls its credit risk to non-performance by its counterparties through monitoring their credit rating and setting approved counterparty credit limits that are regularly reviewed, the Group does not expect any significant counterparty risk. Moreover, credit limits are set for individual counterparties and periodic reviews are conducted to ensure that the limits are strictly followed.

The Group does not have a significant exposure to any individual debtors or counterparties.

3 財務風險管理目標及政策(續)

3.1 財務風險因素(續)

(b) 信貸風險

主要財務資產包括應收帳款、其他應收款、存出按金、應收聯營公司及共同控制企業款項、應收附屬公司帳款、可出售的投資、於損益帳按公允值處理的投資、衍生財務工具及銀行結存與現金。倘若交易對手無法履行彼等於結算有關各類已確認財務資產之責任,本集團於結算日所承受之最大信貸風險為資產負債表內所列示該等資產之帳面值。

本集團對各項核心業務客戶已確立指定信貸政策。給予貿易客戶平均信貸期為60天。於每個結算日,本集團檢討每宗個別應收款之可收回款額,確保就無法收回款額作出足夠之減值虧損。

應收關連公司(包括本集團公司)帳款,乃透過評估交易對手之信用評級,並參考其財務狀況、過往經驗及其他因素而進行持續監管。如有需要,會為不可退回之估計金額作出減值虧損。於二零零八年三月三十一日,應收關連公司帳款並未逾期。

集團僅限於與金融機構或信用評級良好之投資交易對手進行投資、應收利息及現金交易。本集團透過監控其交易對手之信用評級及為交易對手設立經批准且定期檢討之信用限額,控制其信貸風險以防止其交易對手不履行合約,而本集團預期並無重大之交易對手風險。此外,交易對手均設有個別信用限額,且定期進行檢討,確保嚴格遵守有關限額。

本集團並無於任何獨立之應收帳款或交易對手中擁有重大風險。

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

3.1 Financial risk factors (continued)

(c) Liquidity risk

The Group aims to maintain prudent liquidity risk management and flexibility in funding by keeping sufficient cash equivalents, readily realisable marketable securities and to have committed short-term and medium-term credit lines available.

The Directors of the Company believe that the Group has obtained sufficient committed and uncommitted general credit facilities from banks for working capital purposes.

The Group's liquidity position is monitored closely by the management of the Company. The following table details the Group's contractual maturity for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

3 財務風險管理目標及政策(續)

3.1 財務風險因素(續)

(c) 資金流動風險

本集團致力維持審慎之資金流動風險管理及透過保留足夠等值現金、可隨時變現之上市證券及已承諾短期及中期信貸額度以保持資金靈活性。

本公司董事相信，本集團獲銀行批授之已承諾及未承諾一般信貸融資，足以應付營運資金之需。

本公司管理層密切監察本集團之流動資金狀況。下表詳列本集團金融負債之合約到期情況。表格乃根據本集團可被要求支付之最早日期的金融負債之未折現現金流量繪製。表格已包括利息及本金之現金流量。

The Group	本集團	Less than 1 year 少於一年 HK$'000 港幣千元	1-2 years 一至兩年 HK$'000 港幣千元	2-5 years 二至五年 HK$'000 港幣千元	More than 5 years 超過五年 HK$'000 港幣千元	Total undiscounted cash flows 未折現現金流量合計 HK$'000 港幣千元
2008	二零零八年					
Bank borrowings	銀行借款	761,553	429,832	1,063,740	120,631	2,375,756
Convertible bonds	可換股債券	-	452,400	-	-	452,400
Amounts due to associates	應付聯營公司帳款	5,926	-	-	-	5,926
Creditors, bills payable and deposit	應付帳款、應付票據及存入按金	1,321,692	-	-	-	1,321,692
Derivative financial instruments (net settled)	衍生財務工具(淨結算)	3,590	(6,802)	(16,808)	(21,100)	(41,120)
Derivative financial instruments (settled gross)	衍生財務工具(總額結算)					
- outflow	一流出	262,374	-	-	-	262,374
- inflow	一流入	(190,865)	-	-	(1,769)	(192,634)

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

3 財務風險管理目標及政策(續)

3.1 Financial risk factors (continued)

3.1 財務風險因素(續)

(c) Liquidity risk (continued)

(c) 資金流動風險(續)

The Group	本集團	Less than 1 year 少於一年 HK$'000 港幣千元	1-2 years 一至兩年 HK$'000 港幣千元	2-5 years 二至五年 HK$'000 港幣千元	More than 5 years 超過五年 HK$'000 港幣千元	Total undiscounted cash flows 未折現現金流量合計 HK$'000 港幣千元
2007	二零零七年					
Bank borrowings	銀行借款	854,655	184,382	648,372	151,876	1,839,285
Convertible bonds	可換股債券	-	-	452,400	-	452,400
Amounts due to associates	應付聯營公司帳款	3,429	-	-	-	3,429
Creditors, bills payable and deposit	應付帳款、應付票據及存入按金	1,178,146	-	-	-	1,178,146
Derivative financial instruments (net settled)	衍生財務工具(淨結算)	10,949	6,112	9,525	2,565	29,151
Derivative financial instruments (settled gross)	衍生財務工具(總額結算)					
- outflow	一流出	316,137	-	-	-	316,137
- inflow	一流入	(350,034)	-	-	(1,621)	(351,655)

The Company	**本公司**	**Less than 1 year 少於一年 HK$'000 港幣千元**	**1-2 Years 一至兩年 HK$'000 港幣千元**	**2-5 years 二至五年 HK$'000 港幣千元**	**More than 5 years 超過五年 HK$'000 港幣千元**	**Total undiscounted cash flows 未折現現金流量合計 HK$'000 港幣千元**
2008	**二零零八年**					
Bank borrowings	銀行借款	**161,752**	**331,101**	**1,135,503**	**16,364**	**1,644,720**
Convertible bonds	可換股債券	-	**500,850**	-	-	**500,850**
Creditors, bills payable and deposits	應付帳款應付票據及存入按金	**7,322**	-	-	-	**7,322**
Derivative financial instruments (net settled)	衍生財務工具(淨結算)	**3,590**	**(6,802)**	**(16,808)**	**(21,100)**	**(41,120)**
Derivative financial instruments (settled gross)	衍生財務工具(總額結算)					
- outflow	一流出	**94,282**	-	-	-	**94,282**
- inflow	一流入	**(20,836)**	-	-	**(1,769)**	**(22,605)**

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

3.1 Financial risk factors (continued)

(c) *Liquidity risk* (continued)

3 財務風險管理目標及政策(續)

3.1 財務風險因素(續)

(c) *資金流動風險*(續)

The Company	本公司	Less than 1 year 少於一年 HK$'000 港幣千元	1-2 Years 一至兩年 HK$'000 港幣千元	2-5 years 二至五年 HK$'000 港幣千元	More than 5 years 超過五年 HK$'000 港幣千元	Total undiscounted cash flows 未折現現金流量合計 HK$'000 港幣千元
2007	二零零七年					
Bank borrowings	銀行借款	497,325	22,216	553,206	60,000	1,132,747
Convertible bonds	可換股債券	-	-	500,850	-	500,850
Creditors, bills payable and deposits	應付帳款、應付票據及存入按金	9,019	-	-	-	9,019
Derivative financial instruments (net settled)	衍生財務工具(淨結算)	10,949	6,112	9,525	2,565	29,151
Derivative financial instruments (settled gross)	衍生財務工具(總額結算)					
- outflow	一流出	74,038	-	-	-	74,038
- inflow	一流入	(107,496)	-	-	(1,621)	(109,117)

3.2 Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern while maximising the returns for shareholders through the optimisation of the debt and equity balance.

The Group regularly and closely reviews and manages its capital structure to provide cost efficient funding to the Group and its companies and make adjustments to the capital structure in light of changes of economic conditions or corporate needs.

The capital structure of the Group consists of total equity.

The Group's net debt to equity ratio is expressed as a percentage of net debt (comprise total debt less bank balances and cash and structured deposits) over total equity. Total debt comprises bank borrowings, other loans and liability component of convertible bonds.

3.2 資本風險管理

本集團管理資本之目的為保障本集團持續經營之能力,同時透過最合理之債務及股本比例為股東帶來最大利益。

本集團定期檢討及密切監管其資本結構,以向本集團及其旗下公司提供符合成本效益之資金,並就經濟狀況或企業需要對資本結構作出調整。

本集團之資本結構包括總權益。

本集團之淨債務與權益比率為淨債務(包括總負債減銀行結存及現金及結構性存款)對總權益之百分比。總債務包括銀行借款、其他借款及可換股債券之負債部分。

3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

3.2 Capital risk management (continued)

The net debt to equity ratio at 31st March 2008 and 2007 was as follows:

3 財務風險管理目標及政策(續)

3.2 資本風險管理(續)

二零零八年及二零零七年三月三十一日之淨債務與權益比率如下:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Total debt	總債務	**2,618,179**	2,027,465
Bank balances and cash and structured deposits	銀行結存及現金及結構性存款	**(1,318,496)**	(1,110,645)
Net debt	淨債務	**1,299,683**	916,820
Total equity	總權益	**3,767,183**	3,315,517
Net debt to equity ratio	淨債務與權益比率	**34.5%**	27.7%

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(i) Estimated impairment of goodwill and intangible assets

The Group tests annually whether goodwill and intangible assets have suffered any impairment in accordance with accounting policies stated in note 2 to the financial statements. The recoverable amounts of CGUs have been determined based on value-in-use calculations or its fair value less cost to sell, whichever is appropriate. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the CGUs and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

4. 關鍵會計估計及判斷

估計及判斷根據過往經驗及其他因素,當中包括於有關情況下相信為合理而對未來事件的預測,被持續評估。

本集團為未來作出估計及假設。所得之會計估計按定義很少與相關的實際結果相同。具有重大風險並使資產及負債之帳面值於下一個財政年度內須作重大調整之估計及假設載列如下:

(i) 估計商譽及無形資產減值

根據財務報表附註2所述之會計政策,本集團每年就商譽及有無限可使用年期之無形資產是否出現任何減值進行測試。現金產生單位之可收回金額乃按使用中價值計算法或其扣除銷售成本之公允值(以較適合者為準)釐定。採用使用中計算法時,本集團須估計該現金產生單位之未來現金流量,並以適當貼現率計算現值。若實際未來現金流量少於預期,將會產生大額減值虧損。

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(ii) Estimated useful life of intangible assets (other than goodwill)

The Group's management determines the estimated useful life and consequently related amortisation rate (if any) for its intangible assets (other than goodwill). These estimates are based on the historical experience of the actual useful life of intangible assets of similar nature and functions. Actual economic life may vary from estimated useful life. Periodic review could result in a change in amortisable life and consequently increase or decrease in amortisation expenses in future periods.

(iii) Income taxes

At 31st March 2008, a deferred tax asset of HK$43,419,000 in relation to unused tax losses has been recognised in the consolidated balance sheet. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are more or less than expected, additional deferred tax assets or material reversal of deferred tax assets may arise, which would be recognised in the income statement for the period in which such an addition or a reversal takes place.

Also, the Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iv) Construction contract revenue recognition

According to the accounting policies of construction contracts as stated in note 2(l), the Group uses the percentage of completion method to determine the appropriate revenues to be recognised in a given period. The stage of completion is measured by on total amount of work done certified by customers over total estimated contract sum.

Upon applying the percentage of completion method, the Group needs to estimate the gross profit margin of each construction contract, which was determined based on the estimated total construction contract costs and total construction contract sum, including variation orders and claims. If the actual gross profit margin of construction contract differs from the management's estimates, the construction contract revenue to be recognised within the next year will need to be adjusted accordingly.

4 關鍵會計估計及判斷(續)

(ii) 無形資產(商譽以外)估計可使用年期

本集團管理層為其商譽以外之無形資產釐定估計可使用年期並據此釐定相關攤銷率(如有)。該等估計乃根據具類似性質及功能之無形資產之實際可使用年期之過往經驗而作出。實際經濟年期可能與估計可使用年期有所出入。定期檢討可使可攤銷年期得以改變,從而增加或減少未來期間之攤銷費用。

(iii) 所得税

於二零零八年三月三十一日,與未動用税務虧損有關之遞延税項資產港幣43,419,000元已於本集團綜合資產負債表中確認。遞延税項能否變現,主要視乎日後是否有足夠溢利或應課税臨時差異而定。若實際上產生之未來溢利多於或少於預期,將出現遞延税務資產之增加或重大撥回,並於增加或撥回出現期間之收益表內確認。

另外,本集團須繳納多個司法管轄區之所得税。在確定全球所得税之撥備時,集團須作出重大判斷。在正常業務過程中,有許多交易及計算均難以明確作出最終之税務釐定。本集團須估計未來會否繳納額外税項,從而確認對預期税務審核事宜之責任。倘該等事宜之最終税務結果與起初入賬之金額不同,該等差額將影響税務釐定期內之所得税及遞延税項撥備。

(iv) 建築合約收益確認

根據附註2(l)的關於建築合約的會計政策,本集團以完工百分比法於當期確認恰當的收入。完工程度參考由客戶確認的總施工量所佔合約估計總成本的比率。

當應用完工百分比法時,本集團需要根據估計建造合約總成本與合約總價款(包括變動訂單及索償),預計每筆建築合約的毛利率。如果建造合約之實際毛利率與管理層的估計有差異,則下年度將會確認的建築合約收益將進行相應調整。

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(v) Determination of insurance liabilities

The Group's insurance liabilities mainly comprise provision for outstanding claims. The Group determines these estimates on the basis of historical information, actuarial analyses, financing modeling and other analytical techniques. The estimated insurance liabilities is affected by assessed net loss ratio. Assessed net loss ratio for 2008 and 2007 were 103% and 114% respectively. Differences resulting from reassessment of insurance liabilities are recognised in subsequent financial statements. The directors continually review the estimates and make adjustments as necessary, but actual results could differ significantly from what is envisioned when these estimates are made.

(vi) Estimate of fair value of investment properties

The valuation of investment properties held directly by the Group is made on the basis of the "Market Value" adopted by the Hong Kong Institute of Surveyors ("HKIS"). It is performed in accordance with the HKIS Valuation Standards on Properties published by HKIS. The valuation is reviewed annually by qualified valuers by considering the information from a variety of sources including (i) current prices in an active market for properties of different nature, condition or location, adjusted to reflect those differences; (ii) recent prices of similar properties in less active market, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those parties; and (iii) rental income derived from existing tenancies with due provision for reversionary income potential based on market conditions existing at the balance sheet date.

4 關鍵會計估計及判斷（續）

(v) 釐定保險負債

本集團之保險負債，主要包括就未支付申索之撥備。本集團按過往資料、精算分析、財務模式及其他分析技術釐定估計。該估算保險負債將受淨賠款比率之估定變動影響。二零零八年及二零零七年之淨賠款比率為103%及114%。重新估值之保險負債將於其後之財務報表確認。董事不斷覆核估計，並在有需要時作出調整，但實際結果或會與作出估計時所推算者有明顯分別。

(vi) 估計投資物業之公允值

本集團直接持有之投資物業之估值乃根據香港測量師公會所採納「市值」基準，按照香港測量師公會公佈之香港測量師公會物業估值準則進行。合資格估值師每年審閱估值，估值乃經參考多種來源之資料，包括：(i)不同性質、狀況或地點之物業於活躍市場之現行價值，並作出調整以反映有關差異；及(ii)類似物業於較不活躍市場之近期價格，並作出調整以反映自該等價格成交日期以來之經濟狀況變動。

5 REVENUE

5 收益

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Revenue represents amount received and receivable from:	來自以下已收及應收之收益：		
Construction and installation contracts	建築及安裝工程	**3,170,812**	2,369,135
Sale of computer, business machines and others	電腦、商用機器及其他的銷售	**1,043,613**	1,069,632
Provision of maintenance and property management	提供保養及物業管理服務	**624,952**	576,733
Food and beverages	餐飲	**299,034**	250,076
Warehouse operations	倉庫營運	**117,257**	100,070
Sale of properties	物業銷售	**85,082**	60,080
Hotel operations	酒店營運	**66,005**	59,730
Interest income from investments	來自投資之利息收入	**53,894**	72,614
Leasing of properties	物業租賃	**52,904**	45,450
Insurance premium	保險費	**40,129**	47,509
Dividend income from listed securities	上市證券之股息收入	**11,079**	9,260
Leasing of equipment	設備租賃	**3,917**	4,948
		5,568,678	4,665,237

An analysis of the Group's revenue by business and geographical segment is set out in note 40.

本集團業務及地區收益之分析已詳列於附註40。

6 OTHER (EXPENSE)/INCOME, NET

6 其他（支出）／收入，淨額

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
(Loss)/gain on investments at fair value through profit or loss (note)	於損益帳按公允值處理的投資之（虧損）／收益（附註）	**(87,723)**	90,179
(Loss)/gain on derivative financial instruments	衍生財務工具之（虧損）／收益	**(24,332)**	22,222
Interest from amounts due from associates	應收聯營公司帳款之利息收入	**165**	735
Interest from amounts due from jointly controlled entities	共同控制企業應收帳之利息收入	**1,257**	2,900
Commission income	佣金收入	**9,183**	4,429
		(101,450)	120,465

Note:

The net unrealised and realised loss on investments at fair value through profit or loss for the year ended 31st March 2008 are HK$71,830,000 (2007: net gain of HK$56,665,000) and HK$15,893,000 (2007: net gain of HK$33,514,000) respectively, which include net unrealised gain of HK$7,533,000 (2007: loss of HK$19,694,000) and realised loss of HK$2,398,000 (2007: gain of HK$485,000) on debt securities and structured deposits designated as financial asset at fair value through profit or loss upon initiation recognition.

附註：

截至二零零八年三月三十一日止年度，於損益帳按公允值處理之投資之未變現及已變現虧損淨額分別為港幣71,830,000元（二零零七年：收益淨額為港幣56,665,000元）及港幣15,893,000元（二零零七年：收益淨額為港幣33,514,000元）。當中財務工具（證券及結構性存款）撥作於損益帳按公允值處理之財務資產之未變現收益港幣7,533,000（二零零七年：虧損港幣19,694,000）及已變現虧損港幣2,389,000（二零零七年：收益港幣485,000）。

7 OTHER GAINS, NET

7 其他收益，淨額

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Increase in fair value of investment properties (note)	投資物業之公允值增加（附註）	**387,263**	53,362
Fair value gain on derivative component of convertible bonds	可換股債券衍生工具部分之公允值增加	**23,912**	26,489
Net loss on disposal of investment property	出售投資物業之虧損淨額	**(653)**	–
Gain on disposal of jointly controlled entities	出售共同控制企業之收益	**–**	19,714
Exchange gain, net	匯兑收益，淨值	**9,373**	9,712
Impairment loss on available-for-sale investments	可出售的投資之減值虧損	**(835)**	(1,473)
Impairment loss on goodwill	商譽之減值虧損	**–**	(5,000)
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	**(7,415)**	(13,754)
Write back of/(provision for) impairment loss on prepaid lease payments	預付租賃款項之減值虧損撥回（減值虧損）	**2,637**	(1,628)
Impairment loss on intangible asset	無形資產之減值虧損	**–**	(2,157)
Tax incentive	税務優惠收益	**1,768**	–
Bad debt recovered	已收回壞帳	**7,770**	7,636
Net (loss)/gain on disposal of property, plant and equipment and prepaid lease payments	出售預付租賃款項、物業、廠房及設備之（虧損）／收益淨額	**(1,438)**	7,406
		422,382	100,307

Note:

During the year, the Group has transferred Chevalier Place of Shanghai Chonmain Real Estate Development Co Ltd. with carrying value of HK$167,769,000 from properties for sale to investment properties. Valuation gain arising from year end revaluation in relation to the properties transferred has led to an increase in fair value of HK$275,901,000.

附註：

年內，本集團已將帳面值為港幣167,769,000元由上海創名房地產發展有限公司持有之上海亦園由待售物業轉撥至投資物業。獲轉撥之物業年末之估值所產生之估值收益使公允值增加港幣275,901,000元。

8 FINANCE COSTS, NET

8 財務費用，淨額

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Interest on bank loans wholly repayable within five years and overdrafts	償還期於五年內之銀行借款及透支之利息	**90,511**	96,391
Interest on convertible bonds wholly repayable within five years	償還期於五年內之可換股債券之利息	**35,532**	25,965
		126,043	122,356
Less: Interest from bank deposits	減：銀行存款利息收入	**(16,420)**	(14,263)
		109,623	108,093

9 PROFIT BEFORE TAXATION

9 除稅前溢利

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Profit before taxation has been arrived at after charging the following:	除稅前溢利已扣除下列項目：		
Depreciation on property, plant and equipment	物業、廠房及設備之折舊	**89,333**	86,576
Less: Amount capitalised to contract work	減：撥作合約工程成本	**(177)**	(147)
		89,156	86,429
Auditors' remuneration	核數師酬金	**10,236**	8,674
Staff costs (note a)	員工開支（附註a)	**964,739**	827,420
Less: Amount capitalised to contract work	減：撥作合約工程成本	**(93,337)**	(58,032)
		871,402	769,388
Operating lease payments in respect of leasing of	關於租賃以下項目之經營租賃費用		
– Premises#	－樓宇#	**107,852**	85,743
– Equipment	－設備	**22,690**	14,027
		130,542	99,770
Amortisation of prepaid lease payments	預付租賃款項攤銷	**11,783**	11,743
Amortisation of intangible assets	其他無形資產攤銷	**3,986**	3,603
Write down of properties for sale to net realisable value	待售物業減值至可變現淨值	**–**	10,058
Write down of inventories to net realisable value	減值存貨至可變現淨值	**1,315**	3,674
and crediting the following:	並計入下列項目：		
Gross rental income of HK$52,904,000 (2007: HK$45,450,000) from properties less direct operating expenses (note b)	總物業租金收入港幣52,904,000元（二零零七年：港幣45,450,000元）減直接經營支出（附註b)	**37,775**	28,626
Income from leasing of equipment	設備租賃收入	**3,917**	4,948
Write back of properties for sale to net realisable value	撥回待售物業減值至可變現淨值	**11,831**	–

\# Included in operating lease payments in respect of leasing of premises are contingent rental of HK$8,623,000 (2007: HK$7,476,000).

\# 就租賃樓宇而計入營業性租賃費用之或然租金為港幣8,623,000元（二零零七年：港幣7,476,000元）。

9 PROFIT BEFORE TAXATION (continued)

Notes:

(a) Details of directors' emoluments included in staff costs are disclosed in note 42.

Included in staff costs are an amount of HK$3,613,000 (2007: HK$1,198,000) in respect of redundancy payments made to staff and an amount of HK$39,003,000 (2007: HK$37,303,000) in respect of contributions to defined contribution retirement benefit schemes, net of forfeited contributions.

(b) Included in rental income is an amount of HK$1,960,000 (2007: HK$1,294,000) less outgoings of HK$1,126,000 (2007: HK$1,186,000) from jointly controlled assets.

Included in gross rental income is an amount of HK$21,410,000 (2007: HK$19,995,000) derived from investment properties.

9 除稅前溢利(續)

附註：

(a) 董事酬金已包括在員工開支，其資料在附註42中披露。

員工開支包括裁減員工付款合共港幣3,613,000元(二零零七年：港幣1,198,000元)及已扣除沒收部份的退休保障計劃供款合共港幣39,003,000元(二零零七年：港幣37,303,000元)。

(b) 已包括從共同控制資產收取之租金港幣1,960,000元(二零零七年：港幣1,294,000元)減支出港幣1,126,000元(二零零七年：港幣1,186,000元)。

總租金收入包括來自投資物業之款項港幣21,410,000元(二零零七年：港幣19,995,000元)。

10 INCOME TAX EXPENSES

10 所得稅支出

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Current tax	本年度稅項		
Hong Kong	香港	**32,686**	35,096
Overseas	海外	**20,479**	18,947
Over-provision in prior years	過往年度超額撥備	**(13,036)**	–
		40,129	54,043
Deferred tax	遞延稅項	**72,682**	12,810
		112,811	66,853

Hong Kong profits tax is calculated at the rate of 17.5% (2007: 17.5%) on the estimated assessable profits after offsetting losses brought forward of each individual company. Taxation on overseas profit has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the business operates.

Details of deferred taxation are disclosed in note 38.

香港利得稅乃根據本集團各公司之估計應課稅溢利經抵銷前期虧損及按稅率17.5%(二零零七年：17.5%)計算。海外稅款乃按年內海外估計應課稅溢利依本集團經營業務地區之現行稅率計算。

遞延稅項之詳情已於附註38披露。

10 INCOME TAX EXPENSES (continued)

The tax expenses for the year can be reconciled to the profit before taxation per consolidated income statement as follows:

10 所得稅支出(續)

本年度稅項支出可根據綜合收益表內之除稅前溢利對帳如下:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Profit before taxation	除稅前溢利	**411,970**	408,050
Adjust for:	調整:		
Share of results of associates	分佔聯營公司之業績	**(27,258)**	(5,263)
Share of results of jointly controlled entities	分佔共同控制企業之業績	**(2,909)**	3,159
		381,803	405,946
Tax at the domestic income tax rate of 17.5% (2007: 17.5%)	按本地利得稅稅率17.5%(二零零七年:17.5%)計算的稅項	**66,816**	71,041
Effect of different tax rates of subsidiaries operating in other jurisdictions	在其它司法區經營的附屬公司因使用不同稅率的影響	**25,273**	169
Tax effect of non-deductible expenses	不可抵扣支出的稅項影響	**50,908**	34,579
Tax effect of non-taxable income	毋須應稅收入的稅項影響	**(42,457)**	(46,298)
Tax effect of current year's tax losses not recognised	未予確認的本年度稅務虧損	**60,755**	33,144
Tax effect of utilisation of tax losses and other deductible temporary difference not previously recognised	使用以前未予確認稅務虧損及其他可扣減暫時差異的稅項影響	**(35,448)**	(26,099)
Over-provision in prior years	過往年度超額撥備	**(13,036)**	–
Others	其他	**–**	317
Tax charge for the year	本年度稅項	**112,811**	66,853

11 DIVIDENDS

11 股息

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Interim dividend of HK$0.16 (2007: HK$0.20) per share, paid	已派中期股息每股港幣0.16元（二零零七年：每股港幣0.20元）	**44,573**	55,716
Final dividend of HK$0.29 (2007: HK$0.30) per share, proposed	擬派末期股息每股港幣0.29元（二零零七年：每股港幣0.30元）	**80,789**	83,575
		125,362	139,291

A final dividend of HK$0.29 per share, totalling HK$80,789,000, has been proposed by the Directors of the Company and is subject to approval by the shareholders in the forthcoming annual general meeting. This proposed dividend has not been dealt with as dividend payable as at 31st March 2008.

本公司董事會建議派發末期股息每股港幣0.29元，合共港幣80,789,000元，待即將召開之股東週年大會上獲股東批准。該擬派股息於二零零八年三月三十一日並未作為應付股息處理。

12 EARNINGS PER SHARE

(a) Basic

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

12 每股盈利

(a) 基本

每股基本盈利乃根據本公司股權持有人應佔溢利除以本年度已發行普通股之加權平均數計算。

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Profit attributable to equity holders of the Company	本公司股權持有人應佔溢利	**230,747**	317,869
		Number of shares 股份數目 '000 千股	Number of shares 股份數目 '000 千股
Weighted average number of ordinary shares in issue	已發行普通股之加權平均數	**278,582**	278,582
Basic earnings per share (HK$)	每股基本盈利（港幣）	**0.83**	1.14

12 EARNINGS PER SHARE (continued)

(b) Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company's dilutive potential ordinary shares are derived from the convertible bonds. The convertible bonds are assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense less the tax effect. The number of shares calculated as below is compared with the number of shares that would have been issued assuming the exercise of the convertible bonds.

12 每股盈利(續)

(b) 攤薄

每股攤薄盈利乃因假設全數轉換潛在攤薄普通股時已發行普通股之加權平均數所作調整計算。本公司之潛在攤薄普通股乃衍生自可換股債券。可換股債券乃假設將轉換成普通股，而純利則已予調整，以抵銷利息開支減稅項之影響。按下表所計算之股份數目與假設可換股債券獲行使時之已發行股份數目相若。

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Profit attributable to equity holders of the Company	本公司股權持有人應佔溢利	**230,747**	317,869
Interest on convertible bonds	可換股債券之利息	**35,532**	25,965
Fair value gain on derivative component of convertible bonds	可換股債券衍生工具部份之公允值增加	**(23,912)**	(26,489)
Profit used to determine diluted earnings per share	用作計算每股攤薄盈利之溢利	**242,367**	317,345

		Number of shares 股份數目 '000 千股	Number of shares 股份數目 '000 千股
Weighted average number of ordinary shares in issue	已發行普通股之加權平均數	**278,582**	278,582
Adjustments for convertible bonds	經可換股債券調整	**37,873**	26,656
Weighted average number of ordinary shares for diluted earnings per share	用作計算每股攤薄盈利之普通股加權平均數	**316,455**	305,238
Diluted earnings per share (HK$)	每股攤薄盈利(港幣)	**0.77**	1.04

13 LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Loss attributable to equity holders of the Company is dealt with in the financial statements of the Company is HK$33,935,000 (2007: profit HK$60,947,000).

13 本公司股權持有人應佔虧損

本公司股權持有人應佔虧損中港幣33,935,000元(二零零七年：溢利港幣60,947,000元)乃於本公司財務報表中處理。

14 INVESTMENT PROPERTIES / 14 投資物業

The Group / 本集團

		Total 總額 HK$'000 港幣千元
At 1st April 2006	於二零零六年四月一日	469,693
Exchange realignment	匯兑調整	9,034
Transfer to property, plant and equipment	轉移至物業、廠房及設備	(8,445)
Increase in fair value	公允值增加	53,362
At 31st March 2007	於二零零七年三月三十一日	523,644
Exchange realignment	匯兑調整	35,430
Addition	添置	7,799
Disposal	出售	(4,460)
Transfer from properties for sale	轉移自待售物業	167,769
Increase in fair value	公允值增加	387,263
At 31st March 2008	於二零零八年三月三十一日	1,117,445

The Group's interests in investment properties at their carrying values are analysed as follows:

按帳面值計算，本集團之投資物業權益分析如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
In Hong Kong	香港		
Leases between 10 to 50 years	年期十至五十年之租約	**438,688**	333,779
Outside Hong Kong	香港境外		
Leases between 10 to 50 years	年期十至五十年之租約	**528,637**	60,328
Freehold	永久業權	**150,120**	129,537
		1,117,445	523,644

Notes:

(a) The fair values of the Group's investment properties in Hong Kong, Mainland China and overseas as at 31st March 2008 have been arrived at on the basis of valuation carried out on that date by Knight Frank Petty Limited or DTZ Debenham Tie Leung Limited, who are independent qualified professional valuers and have appropriate qualifications and experience in the valuation of properties in the relevant locations. The valuation, which conforms to the Valuation Standards on Properties of the HKIS, was arrived at by reference to market evidence of transaction prices for similar properties or calculated on the net income allowing for reversionary potential.

(b) Investment properties in Hong Kong with a carrying value of HK$21,000,000 (2007: HK$18,667,000) represent the Group's share of interest in jointly controlled assets.

(c) Charges were created on the investment properties with a total carrying value of HK$420,458,000 (2007: HK$278,824,000) for the purpose of securing banking facilities granted to the Group.

附註：

(a) 本集團位於香港、中國內地及海外之投資物業於二零零八年三月三十一日之公允值乃分別由獨立合格專業評估師萊坊測計師行有限公司或戴德梁行有限公司於當日進行之估值為基準，該等專業評估師擁有合適資格，並擁有於有關地區進行物業估值的經驗。該估值乃遵守香港測量師學會所頒佈的物業估值準則並已參照市場上相近物業的交易價，或基於潛在之收益淨額作出評估。

(b) 位於香港之投資物業包括本集團應佔共同控制資產之權益，其帳面值為港幣21,000,000元（二零零七年：港幣18,667,000元）。

(c) 帳面總值為港幣420,458,000元（二零零七年：港幣278,824,000元）之投資物業已作抵押，作為授予本集團銀行信貸之擔保。

15 PROPERTY, PLANT AND EQUIPMENT The Group

15 物業、廠房及設備 本集團

		Cold storage warehouse 冷藏貨倉 HK$'000 港幣千元	Hotel properties 酒店物業 HK$'000 港幣千元	Other properties for own use 其他自用物業 HK$'000 港幣千元	Plant, machinery and equipment 廠房、機器及設備 HK$'000 港幣千元	Furniture, fixtures, other equipment and motor vehicles 傢俬、裝置、其他設備及汽車 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost	**成本**						
At 1st April 2006	於二零零六年四月一日	61,000	141,073	381,014	201,080	259,585	1,043,752
Exchange realignment	匯兌調整	–	(276)	5,766	14,432	12,134	32,056
Additions	添置	–	–	2,066	93,986	61,050	157,102
Disposals	出售	–	(896)	–	(23,203)	(21,023)	(45,122)
Reclassification/transfers	重新分類／轉移	–	–	3,958	(2)	2	3,958
At 31st March 2007	於二零零七年三月三十一日	61,000	139,901	392,804	286,293	311,748	1,191,746
Exchange realignment	匯兌調整	–	15,139	24,809	32,292	16,258	88,498
Acquisition of subsidiaries	收購附屬公司	–	–	–	45	658	703
Additions	添置	–	634	331	63,019	48,247	112,231
Disposals	出售	–	–	(630)	(35,596)	(10,464)	(46,690)
Reclassification/transfers	重新分類／轉移	–	–	–	(424)	424	–
At 31st March 2008	於二零零八年三月三十一日	61,000	155,674	417,314	345,629	366,871	1,346,488
Accumulated deprecation and impairment	**累積折舊及減值**						
At 1st April 2006	於二零零六年四月一日	9,187	26,227	74,280	81,889	174,792	366,375
Exchange realignment	匯兌調整	–	1,435	620	6,178	3,265	11,498
Charge for the year	本年度折舊	2,205	2,910	8,692	36,761	36,008	86,576
Impairment loss	減值虧損	–	6,972	–	6,782	–	13,754
Disposals	出售	–	–	–	(561)	(14,392)	(14,953)
Reclassification/transfers	重新分類／轉移	–	–	(671)	(2)	2	(671)
At 31st March 2007	於二零零七年三月三十一日	11,392	37,544	82,921	131,047	199,675	462,579
Exchange realignment	匯兌調整	–	4,339	5,996	12,144	10,516	32,995
Charge for the year	本年度折舊	2,205	2,801	9,391	38,766	36,170	89,333
Impairment loss	減值虧損	–	2,915	–	–	4,500	7,415
Disposals	出售	–	–	(185)	(10,286)	(4,801)	(15,272)
Reclassification/transfers	重新分類／轉移	–	–	–	(297)	297	–
At 31st March 2008	於二零零八年三月三十一日	13,597	47,599	98,123	171,374	246,357	577,050
Carrying value	**帳面值**						
At 31st March 2008	於二零零八年三月三十一日	47,403	108,075	319,191	174,255	120,514	769,438
At 31st March 2007	於二零零七年三月三十一日	49,608	102,357	309,883	155,246	112,073	729,167

15 PROPERTY, PLANT AND EQUIPMENT (continued)

Notes:

(a) The carrying value of properties comprises:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Freehold land and buildings thereon	永久業權及建於其上之樓宇	**156,788**	142,811
Buildings on leasehold land	租賃土地上之樓宇	**317,881**	319,037
		474,669	461,848

(b) Charges were created on the property, plant and equipment with a total carrying value of HK$193,692,000 (2007: HK$252,385,000) for the purpose of securing banking facilities granted to the Group.

15 物業、廠房及設備(續)

附註：

(a) 物業之帳面值包括：

(b) 帳面總值為港幣193,692,000元（二零零七年：港幣252,385,000元）之物業、廠房及設備已作抵押，作為本集團銀行信貸之擔保。

16 OTHER NON-CURRENT ASSETS
The Group

16. 其他非流動資產
本集團

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Deposits and development cost for a property development project (note a)	物業發展計劃之存出按金及開發成本(附註a)	**252,198**	–
Deposits for a joint venture property development project (note b)	合資企業物業發展之存出按金(附註b)	**125,286**	4,950
Others	其他	**25,703**	19,498
		403,187	24,448

Notes:

(a) A non-wholly-owned subsidiary of the Group is engaged in a residential redevelopment project for redeveloping certain shanty areas at Fan Jia Dian, Lu Yuan District of Changchun City, Jilin Province, Mainland China. The subsidiary is the approved developer for the development project. As at 31st March 2008, deposits paid and costs incurred for the relocation of existing residence amounted to HK$182,306,000 and HK$69,892,000 respectively.

(b) Pursuant to a development agreement dated 27th June 2006, the Group provided an advance of RMB112,870,000 (equivalent to approximately HK$125,286,000) to an independent third party (the "JV Partner") for the development of a property development project in Hefei, Anhui Province, Mainland China (the "Joint Development Project"). It is intended that the Joint Development Project will be undertaken by a joint venture company (the "Joint Venture Company") to be established in the Mainland China between the Group and the JV Partner, and the Group's initial injection of capital will be satisfied by the conversion of the existing advance. The formation of the Joint Venture Company is subject to the approval of relevant authorities in the Mainland China.

附註：

(a) 本集團一間非全資附屬公司參與重建中國內地吉林省長春市綠園區范家店若干棚戶區之住宅重建項目。該附屬公司為重建項目之批准發展商。於二零零八年三月三十一日，就重建現有住宅之已付存出按金及所產生之款項分別達港幣182,306,000元及港幣69,892,000元。

(b) 根據日期為二零零六年六月二十七日之發展協議，本集團就於中國安徽省合肥市之物業發展項目之發展（「聯合發展項目」）向一名獨立第三方（「合資伙伴」）提供一筆人民幣112,870,000元（相等於約港幣125,286,000元）之墊款。聯合發展項目擬將由本集團與合資伙伴將於中國內地成立之合資企業（「合資企業」）進行，而本集團之初步注資將藉兌換現時之墊款支付。待相關中國內地機關批准後，合資企業方告成立。

17 PREPAID LEASE PAYMENTS / 17 預付租賃款項

The Group / 本集團

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
The prepaid lease payments comprise:	預付租賃款項包括：		
Leasehold land in Hong Kong:	於香港之租賃土地：		
Leases of over 50 years	年期超過五十年之租約	**97,967**	99,966
Leases of between 20 to 50 years	年期二十至五十年之租約	**317,464**	326,881
Leasehold land outside Hong Kong:	於香港以外地方之租賃土地：		
Leases of over 50 years	年期超過五十年之租約	**18,113**	16,671
Leases of between 20 to 50 years	年期二十至五十年之租約	**12,428**	11,667
Leases of less than 20 years	年期少於二十年之租約	**46**	54
		446,018	455,239

The movements in the prepaid lease payments during the year are analysed as follows:

年內預付租賃款項變動之分析如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
At 1st April	於四月一日	**455,239**	461,708
Exchange realignment	匯兌調整	**2,055**	2,387
Additions	添置	**–**	699
Disposal	出售	**(2,130)**	–
Amortisation	攤銷	**(11,783)**	(11,743)
Written back of/(provision for) impairment loss	減值虧損撥回／(撥備)	**2,637**	(1,628)
Transfers from investment properties	轉移自投資物業	**–**	3,816
At 31st March	於三月三十一日	**446,018**	455,239

Charges were created on the prepaid lease payments with a total carrying value of HK$148,778,000 (2007: HK$311,456,000) for the purpose of securing banking facilities granted to the Group.

帳面總值為港幣148,778,000元（二零零七年：港幣311,456,000元）之預付租賃款項已作抵押，以作為授予本集團銀行信貸之擔保。

18 GOODWILL / 18 商譽

The Group / 本集團

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
At 1st April	於四月一日	**210,330**	212,540
Price adjustment for subsidiary acquired in prior year	去年收購附屬公司之價格調整	**–**	1,618
Acquisition of additional interest in subsidiaries	收購附屬公司額外權益	**–**	1,172
Impairment loss (note)	減值虧損（附註）	**–**	(5,000)
At 31st March	於三月三十一日	**210,330**	210,330

Note:

Details of impairment assessment of goodwill are disclosed in note 41.

附註：

商譽之減值評估明細乃於附註41內披露。

19 OTHER INTANGIBLE ASSETS 19 其他無形資產
The Group 本集團

		Development expenditure 開發費用 HK$'000 港幣千元	Roads and drainage and waterworks license 道路、渠務及水務工程牌照 HK$'000 港幣千元	Other patents and license rights 其他專利權及牌照 HK$'000 港幣千元	Trademark of branded coffee shops 品牌咖啡店之商標 HK$'000 港幣千元	Cold storage and public bonded warehouse licenses 冷藏倉庫及公眾保稅倉牌照 HK$'000 港幣千元	Other 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost	**成本**							
At 1st April 2006	於二零零六年四月一日	8,010	26,534	10,480	108,000	3,000	1,900	157,924
Exchange realignment	匯兌調整	1,907	-	792	-	-	-	2,699
Additions	添置	97	-	11,509	-	-	-	11,606
Disposal	出售	-	-	(2,812)	-	-	-	(2,812)
Transfer	轉移	-	-	-	-	-	2,169	2,169
At 31st March 2007	於二零零七年三月三十一日	10,014	26,534	19,969	108,000	3,000	4,069	171,586
Exchange realignment	匯兌調整	1,695	-	4,024	-	-	-	5,719
Additions	添置	-	-	3,780	-	-	-	3,780
Disposal	出售	-	-	(3,257)	-	-	-	(3,257)
Reclassification	重新分類	1,016	-	(1,016)	-	-	-	-
At 31st March 2008	於二零零八年三月三十一日	12,725	26,534	23,500	108,000	3,000	4,069	177,828
Accumulated amortisation and impairment	**累計攤銷及減值**							
At 1st April 2006	於二零零六年四月一日	2,527	-	635	-	1,237	1,567	5,966
Exchange realignment	匯兌調整	725	-	271	-	-	-	996
Charge for the year	本年度支出	1,047	-	1,923	-	300	333	3,603
Impairment loss	減值虧損	-	2,157	-	-	-	-	2,157
At 31st March 2007	於二零零七年三月三十一日	4,299	2,157	2,829	-	1,537	1,900	12,722
Exchange realignment	匯兌調整	1,560	-	844	-		-	2,404
Charge for the year	本年度支出	1,262	-	2,424	-	300	-	3,986
Disposal	出售	-	-	(2,328)	-	-	-	(2,328)
Reclassification	重新分類	169	-	(169)	-	-	-	-
At 31st March 2008	於二零零八年三月三十一日	7,290	2,157	3,600	-	1,837	1,900	16,784
Carrying value	**帳面值**							
As at 31st March 2008	於二零零八年三月三十一日	5,435	24,377	19,900	108,000	1,163	2,169	161,044
As at 31st March 2007	於二零零七年三月三十一日	5,715	24,377	17,140	108,000	1,463	2,169	158,864

19 OTHER INTANGIBLE ASSETS (continued)

The above intangible assets (other than roads and drainage and waterworks license ("License") and trademark of branded coffee shops ("Trademark") are amortised on a straight-line basis over the following estimated useful lives:

Development expenditure 開發費用	10 years 十年
Other patents and licenses rights 其他專利權及牌照	16 years 十六年
Cold storage and public bonded warehouse licenses 冷藏倉庫及公眾保稅倉牌照	10 years 十年
Others 其他	5 years 五年

The License and Trademark were purchased as part of business combinations in prior years. The directors of the Company are of the opinion that the upkeep of the License and Trademark is at minimal cost and the Group would renew the License and Trademark continuously. Various studies have been performed by management of the Group, which support that there is no foreseeable limit to the period over which the License and Trademark are expected to generate net cash inflows for the Group.

The License and Trademark are considered by the management of the Group as having an indefinite useful life and will not be amortised until its useful life is determined to be finite upon reassessment of its useful life annually by the management. Instead they will be tested for impairment annually and whenever there is an indication that it may be impaired. Particulars of the impairment testing are disclosed in note 41.

Charges were created on the other intangible assets with a total carrying value of HK$11,315,000 (2007: HK$8,323,000) for the purpose of securing the banking facilities granted to the Group.

19 其他無形資產(續)

上述無形資產(不包括道路、渠務及水務工程牌照(「牌照」)及品牌咖啡店之商標(「商標」))乃以直線法就下列估計可使用年期進行攤銷。

牌照及商標分別於以往年度購入,屬業務合併之一部份。本公司董事認為,重續該等牌照及商標所費無幾,而本集團亦會將牌照及商標不斷重續。本集團管理層已進行多項研究,該等研究支持牌照及商標在本集團預期能產生淨現金流之時期,並無不可預知之限制。

本集團管理層認為牌照及商標具有無限可使用年期,故此不會被攤銷,直至在管理層就其可使用年期按年重新估計後,斷定其可使用年期有限為止。彼等將被每年及在出現可能減值跡象時進行減值測試。減值測試之詳情於附註41披露。

帳面總值為港幣11,315,000元(二零零七年:港幣8,323,000元)之其他無形資產已作抵押,作為授予本集團銀行信貸之擔保。

20 INTERESTS IN SUBSIDIARIES 所佔附屬公司之權益

The Company 本公司

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Cost less impairment	成本扣除減值		
Share listed in Hong Kong	香港之上市股份	**309,536**	213,266
Unlisted shares	非上市股份	**944,405**	1,264,725
Amounts due from subsidiaries	應收附屬公司帳款	**231,584**	242,577
Loan to a subsidiary	貸款予一間附屬公司	**–**	101,252
		1,485,525	1,821,820
Market value of shares listed in Hong Kong	香港之上市股份之市值	**237,694**	325,513
Amounts due from subsidiaries	應收附屬公司帳款	**2,223,157**	1,407,098
Amounts due to subsidiaries	應付附屬公司帳款	**1,095,855**	886,370

Particulars regarding the principal subsidiaries as at 31st March 2008 are set out in note 51.

Amounts due from/(to) subsidiaries under current assets and liabilities are unsecured, interest free and repayable on demand; except for a sum of amount due from subsidiaries totaling HK$344,598,000 (2007: 163,878,000) which are interest bearing at prime rate of The Hong Kong and Shanghai Banking Corporation Limited. The amounts due from/to subsidiaries are principally denominated in Hong Kong dollar except for amount due from subsidiaries of HK$213,359,000 (2007: HK$189,247,000) denominated in Canadian dollar, HK$322,935,000 (2007: Nil) denominated in Euro and due to subsidiary of HK$99,370,000 (2007: HK$30,247,000) denominated in Euro.

於二零零八年三月三十一日各主要附屬公司之資料，已載於附註51。

附屬公司應付／收帳乃無抵押、免利息及按要求償還。惟應收附屬公司貸款合共港幣344,598,000元（二零零七年：港幣163,878,000元）為按香港上海匯豐銀行有限公司最優惠利率之計息貸款。附屬公司應付／收帳乃以港幣列值，惟應收附屬公司帳款港幣213,359,000元（二零零七年：港幣189,247,000元）以加拿大元列值，港幣322,935,000元（二零零七年：無）以歐羅列值，以及應付附屬公司帳款港幣99,370,000元（二零零七年：港幣30,247,000元）則以歐羅列值。

21 INTERESTS IN ASSOCIATES 21 所佔聯營公司之權益
The Group 本集團

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Share of net assets	所佔資產淨值	**118,388**	88,894
Goodwill	商譽	**54,430**	48,190
		172,818	137,084
Amounts due from associates (note b)	應收聯營公司帳款（附註b）	**19,273**	17,175
Amounts due to associates (note b)	應付聯營公司帳款（附註b）	**5,926**	3,429

The summarised financial information of the Group's associates is set out below:

本集團聯營公司之財務資料概要列載如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Total assets	總資產	**486,410**	377,205
Total liabilities	總負債	**(205,665)**	(162,594)
Minority interests	少數股東權益	**(8,334)**	(4,296)
		272,411	210,315
Revenue	收益	**540,738**	350,527
Profit for the year	本年度溢利	**62,477**	17,734

Notes:

(a) Particulars regarding the principal associates at 31st March 2008 are set out in note 52.

(b) Amounts due from/to associates are unsecured, interest free and repayable on demand, except for the following balances:

(i) Amount due from an associate of HK$7,566,000 (2007: Nil) bears interest at a rate of 6.2% per annum.

(ii) Amount due from an associate of HK$4,100,000 (2007: Nil) in 2008 which bears interest at prime rate of Hong Kong and Shanghai Bank Corporation Limited plus 100 basis point per annum.

The carrying amounts of amounts due from/to associates approximate their respective fair values. Amounts due from/to associates are denominated in Renminbi except for amounts due from an associate of HK$8,379,000 (2007: HK$67,000) and due to an associate of HK$2,623,000 (2007: Nil) are denominated in Hong Kong dollar. Amounts due from associates are neither past due nor impaired.

附註：

(a) 於二零零八年三月三十一日各主要聯營公司之資料，已載於附註52。

(b) 聯營公司應收／付帳乃無抵押，免利息及按要求償還，惟以下結餘者除外：

(i) 一間聯營公司於二零零八年應收帳港幣7,566,000元（二零零七年：無）乃附帶年息率6.2厘；

(ii) 一間聯營公司於二零零八年應收帳港幣4,100,000元（二零零七年：無）乃按香港上海匯豐銀行有限公司之最優惠利率加100個基點計息。

聯營公司應收／付帳之帳面值與其各自相關公允值相約。聯營公司應收／付帳乃以人民幣列值，惟一間聯營公司之港幣8,379,000元（二零零七年：港幣67,000元）應收款項及一間聯營公司之港幣2,623,000元（二零零七年：無）之應付款項，乃以港元列值。應收聯營公司帳款並無逾期或減值。

22 INTERESTS IN JOINTLY CONTROLLED ENTITIES 22 所佔共同控制企業之權益

The Group 本集團

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Share of net assets	所佔資產淨值	**264,532**	239,298
Goodwill	商譽	**213**	213
		264,745	239,511
Amounts due from jointly controlled entities (note b)	應收共同控制企業帳款（附註b）	**240,820**	259,559

The summarised financial information of the jointly controlled entities related to the Group's interest is set out below:

與本集團權益有關之共同控制企業之財務資料概要列載如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Current assets	流動資產	**602,144**	378,719
Non-current assets	非流動資產	**134,703**	115,870
Current liabilities	流動負債	**(321,895)**	(172,521)
Non-current liabilities	非流動負債	**(150,420)**	(82,770)
		264,532	239,298
Revenue	收益	**183,541**	57,387
Expenses, including taxation	支出（包括稅項）	**(180,632)**	(60,546)

Notes:

(a) Particulars regarding the principal jointly controlled entities at 31st March 2008 are set out in note 53.

(b) Amounts due from jointly controlled entities are unsecured, interest free and repayable on demand, except for amounts due from jointly controlled entities of HK$15,545,000 (2007: HK$110,555,000) bears interest at rates ranging from 110% to 115% of prevailing market rates quoted by The People's Bank of China and the average effective interest rate of the balances as at 31st March 2008 was 6.57% per annum. The carrying amounts of amounts due from jointly controlled entities approximate their respective fair values and are denominated in Renminbi.

附註

(a) 於二零零八年三月三十一日各主要共同控制企業之資料，已載於附註53。

(b) 共同控制企業應收帳乃無抵押，免利息及按要求償還，惟共同控制企業應收帳港幣15,545,000元（二零零七年：110,555,000）除外，該等款項附帶按中國人民銀行所報現行市場利率110%至115%計算之利息，於二零零八年三月三十一日之結存日平均實際年利率為6.57%。共同控制企業應收帳款之帳面值與其相關公允值相若，並以人民幣列值。

23 AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 31st March 2008 comprise:

23 可出售的投資

於二零零八年三月三十一日之可出售的投資包括：

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Unlisted investments, at fair value:	非上市投資，按公允值：				
– equity securities	－股本證券	**17,601**	18,428	**17,565**	18,394
– private funds (note)	－私人基金（附註）	**274,961**	162,373	**182,219**	86,825
		292,562	180,801	**199,784**	105,219
Unlisted equity securities, at cost less impairment	非上市股本證券，按成本扣除減值	**662**	1,497	**–**	–
		293,224	182,298	**199,784**	105,219

Available-for-sale investments are denominated in the followings currencies:

可出售的投資按以下貨幣列值：

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
US dollar	美元	**230,882**	141,300	**143,639**	65,753
Euro	歐羅	**44,079**	21,072	**38,580**	21,072
Hong Kong dollar	港幣	**18,227**	19,892	**17,565**	18,394
Others	其他	**36**	34	**–**	–
		293,224	182,298	**199,784**	105,219

Note:

The fair value of the private funds is determined based on the quoted market prices of the underlying listed investments and fair value of the unlisted investments, determined based on the financial models (such as discounted cash flow model), held by the funds.

附註：

私人基金之公允值乃參考基金所持有之上市投資之市場報價及其非上市投資則按財務模式如現金流量貼現模式所得的公允值而釐定。

24 INVENTORIES / 24 存貨
The Group / 本集團

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Raw materials	原材料	**85,693**	69,414
Finished goods	製成品	**204,236**	210,023
Consumable stores	耗用物料	**48,788**	24,948
		338,717	304,385

The cost of inventories recognised as an expense and included in cost of sales amounted to HK$1,028,090,000 (2007: HK$1,186,449,000).

確認為費用並列入銷售成本之存貨成本為港幣1,028,090,000元(二零零七年:港幣1,186,449,000元)。

Charges were created on the inventories with a total carrying value of HK$106,782,000 (2007: HK$94,596,000) for the purpose of securing banking facilities granted to the Group.

帳面總值為港幣106,782,000元(二零零七年:港幣94,596,000元)之存貨已作抵押,作為授予本集團銀行信貸之擔保。

25 PROPERTIES FOR SALE / 25 待售物業
The Group / 本集團

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Unamortised prepaid lease payments	未攤銷預付租賃款項		
– in Hong Kong	一於香港	**34,609**	34,849
– outside Hong Kong	一於香港以外地方	**13,540**	63,681
Development costs	開發成本	**210,796**	362,629
		258,945	461,159

Properties for sale include the Group's share of interest in jointly controlled assets with an aggregate book value of HK$18,870,000 (2007: HK$19,936,000).

待售物業包括本集團應佔共同控制資產,其帳面總值為港幣18,870,000元(二零零七年:港幣19,936,000元)。

The cost of properties sold and included in cost of sales amounted to HK$64,634,000 (2007: HK$43,002,000).

已銷售並列入銷售成本的待售物業成本為港幣64,634,000元(二零零七年:港幣43,002,000元)。

Charges were created on the properties for sale with a total carrying value of HK$92,075,000 (2007: HK$109,105,000) for the purpose of securing banking facilities granted to the Group.

帳面總值為港幣92,075,000元(二零零七年:港幣109,105,000元)之待售物業已作抵押,以取得授予本集團之銀行信貸之擔保。

26 DEBTORS, DEPOSITS AND PREPAYMENTS

26 應收帳款、存出按金及預付款項

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Trade debtors	貿易應收帳款	**701,562**	633,973	**–**	–
Less: Provision for impairment	減：減值撥備	**(26,897)**	(27,704)	**–**	–
		674,665	606,269	**–**	–
Other debtors, deposits and prepayments (note)	其他應收帳款、存出按金及預付款項（附註）	**584,286**	426,629	**18,811**	6,683
Retention receivables	應收保留帳款	**191,075**	133,076	**–**	–
		1,450,026	1,165,974	**18,811**	6,683

Note:

Other debtors, deposits and prepayments include a loan made to an independent third party of HK$7,780,000 (2007: HK$7,800,000), which is unsecured, interest bearing at the U.S. Prime Rate and repayable by four installments of which the final installment is repayable on 30th April 2009.

Included in debtors, deposits and prepayments are the Group's share of receivable of HK$332,000 (2007: HK$136,000) in relation to jointly controlled assets.

Charges were created on the debtors, deposits and prepayments with a total carrying value of HK$53,150,000 (2007: HK$36,932,000) for the purpose of securing banking facilities granted to the Group.

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days.

The ageing analysis of the Group's trade debtors is as follows:

附註：

其他應收帳款、存出按金及預付款項包括向獨立第三方作出之港幣7,780,000元之貸款（二零零七年：港幣7,800,000元），該筆款項為無抵押，按美國基本利率計息及分四期償還，最後一期還款將於二零零九年四月三十日償還。

應收帳款、存出按金及預付款項包括本集團所佔共同控制資產內之應收帳款港幣332,000元（二零零七年：港幣136,000元）。

帳面總值港幣53,150,000元（二零零七年：港幣36,932,000元）之應收帳款、存出按金及預付款項已作抵押，作為授予本集團銀行信貸之擔保。

本集團對各項核心業務客戶已確立指定信貸政策。給予貿易客戶平均信貸期為60天。

本集團貿易應收帳款之帳齡分析如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
0 – 60 days	0－60天	**520,322**	515,630
61 – 90 days	61－90天	**52,799**	18,763
Over 90 days	逾90天	**101,544**	71,876
		674,665	606,269

26 DEBTORS, DEPOSITS AND PREPAYMENTS (continued)

26 應收帳款、存出按金及預付款項(續)

At 31st March 2008, gross trade debtors balances totalling HK$28,904,000 (2007: HK$30,375,000) were individually determined to be impaired, which related to customers that were in financial difficulties. The management assessed that only a portion of the trade debtors balances is expected to be recovered. Consequently, impairment loss of HK$26,897,000 (2007: HK$27,704,000) was recognised as at 31st March 2008. The Group does not hold any collateral over these balances. The movement in the provision for impairment loss during the year is as follows:

於二零零八年三月三十一日,來自財政困難客戶之應收帳款總結餘合共為港幣28,904,000元(二零零七年:港幣30,375,000元),已個別被釐定為將予減值。按管理層之評估,預期僅能收回部分貿易應收帳款結餘。因此,於二零零八年三月三十一日就減值確認港幣26,897,000元(二零零七年:港幣27,704,000元)。本集團並無就該等結餘持有任何抵押品。年內,減值撥備之變動如下:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
At 1st April	於四月一日	**27,704**	48,014
Impairment loss recognised	已確認減值虧損	**2,065**	6,461
Impairment loss written back	已撥回減值虧損	**(1,805)**	(16,735)
Uncollectable amounts written off	撇銷不可收回之金額	**(1,777)**	(11,133)
Exchange realignment	匯兌調整	**710**	1,097
At 31st March	於三月三十一日	**26,897**	27,704

The ageing analysis of trade debtors that are not considered to be impaired are as follows:

非視作將予減值之貿易應收帳款之帳齡分析如下:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Neither past due nor impaired	並無逾期或減值	**337,064**	312,049
Less than 60 days past due	逾期少於60天	**210,682**	211,148
61 – 90 days past due	逾期61–90天	**41,999**	14,039
Over 90 days past due	逾期逾90天	**82,913**	66,362
Amount past due but not impaired	已逾期但未減值	**335,594**	291,549
		672,658	603,598

Debtors balances that are neither past due nor impaired mainly relate to individuals or companies with no history of default in the past.

無逾期或減值之應收帳款結餘主要來自無拖欠記錄之人士或公司。

26 DEBTORS, DEPOSITS AND PREPAYMENTS (continued)

26 應收帳款、存出按金及預付款項（續）

The carrying amounts of the Group's trade debtors are denominated in the following currencies:

本集團貿易應收帳款之帳面值乃以下列貨幣列值：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Hong Kong dollar	港幣	**322,031**	303,854
Macau pataca	澳門幣	**84,117**	60,382
Euro	歐羅	**83,037**	90,494
Australian dollar	澳元	**51,184**	51,888
US dollar	美元	**20,924**	20,138
Renminbi	人民幣	**10,060**	10,804
Other currencies	其他貨幣	**103,312**	68,709
		674,665	606,269

The carrying amounts of the Group's debtors and deposits at 31st March 2008 approximate their fair values.

於二零零八年三月三十一日，本集團之應收帳款及存出按金之帳面值與其公允值相若。

27 AMOUNTS DUE FROM/(TO) CUSTOMERS FOR CONTRACT WORK

The Group

27 就合約工程應向客戶收取／（支付）之款項

本集團

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Contracts in progress at the balance sheet date:	於結算日之施工中合約：		
Contract costs incurred	已產生之合約成本	**3,509,791**	3,836,857
Recognised net (losses)/profits	已確認淨（虧損）／利潤	**(44,633)**	40,753
		3,465,158	3,877,610
Less: Progress billings	減：進度款項	**(3,413,417)**	(3,741,874)
		51,741	135,736
Analysed for reporting purposes as:	就申報用途分析為：		
Amounts due from customers included in current assets	已包括於流動資產內之應向客戶收取之款項	**312,422**	343,849
Amounts due to customers included in current liabilities	已包括於流動負債內之應向客戶支付之款項	**(260,681)**	(208,113)
		51,741	135,736

Advances received from customers for contract work amounted to HK$7,488,000 (2007: HK$87,071,000) and were included in creditors.

就合約工程收取客戶預付款為港幣7,488,000元（二零零七年：港幣87,071,000元）並包括於應付帳款內。

28 INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

28 於損益帳按公允值處理的投資

Investments at fair value through profit or loss as at 31st March comprise:

於三月三十一日，於損益帳按公允值處理的投資包括：

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Listed investments:	上市投資：				
Held for trading	*持作買賣用途*				
– debt securities	－債務證券	**57,483**	67,817	**–**	7,067
– equity securities listed in Hong Kong	－香港之上市股本證券	**121,895**	122,017	**84,688**	85,816
– equity securities listed overseas	－其他地方之上市股本證券	**70,417**	276,334	**52,996**	71,699
– exchange-traded funds	－交易所買賣基金	**8,704**	–	**8,704**	–
		258,499	466,168	**146,388**	164,582
Unlisted investments:	非上市投資：				
Held for trading	*持作買賣用途*				
– equity linked notes	－股份聯繫票據	**49,278**	164,058	**13,104**	145,048
– mutual funds	－互惠基金	**165,520**	94,392	**116,484**	82,357
– money market funds	－貨幣市場基金	**167,712**	14,729	**167,712**	14,729
Designated upon initial recognition	*於首次確認後發出*				
– debt securities	－債務證券	**125,863**	176,959	**60,033**	52,276
– structured deposits	－結構式存款	**127,351**	387,647	**–**	114,497
		635,724	837,785	**357,333**	408,907
		894,223	1,303,953	**503,721**	573,489
Analysed for reporting purposes as:	作申報用途之分析：				
Non-current assets	非流動資產	**134,005**	303,195	**–**	30,045
Current assets	流動資產	**760,218**	1,000,758	**503,721**	543,444
		894,223	1,303,953	**503,721**	573,489

28 INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS (continued)

The fair values of the listed investments are determined based on the quoted market bid prices available on the relevant exchanges and the fair values of the unlisted investments are determined based on financial models or by reference to quoted prices from relevant financial institutions.

Unlisted investments include structured deposits of HK$127.4 million (2007: HK$387.6 million), whose fair values are affected by the changes in market price of specific equity securities or market interest rate.

The carrying amounts of investments at fair value through profit or loss are denominated in the following currencies:

28 於損益帳按公允值處理的投資（續）

上市投資之公允值乃根據來自有關交易所之市場買入報價而釐定，而非上市投資之公允值乃按財務模式釐定，並已參考來自有關金融機構之報價。

非上市投資包括港幣127,400,000元（二零零七年：港幣387,600,000元）之結構式存款，其公平值受特定股本證券之市場價格或市場利率價值影響。

於損益帳按公允值處理的投資之帳面值乃以下列貨幣列值：

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
US dollar	美元	**557,065**	937,522	**348,866**	421,170
Hong Kong dollar	港幣	**121,895**	130,222	**84,687**	95,421
Euro	歐羅	**37,351**	40,800	**29,302**	23,512
Other currencies	其他貨幣	**177,912**	195,409	**40,866**	33,386
		894,223	1,303,953	**503,721**	573,489

Charges were created on the investments at fair value through profit or loss with a total carrying value of HK$1,688,000 for the purpose of securing banking facilities granted to the Group in 2007.

帳面總值港幣1,688,000元的於損益帳按公允值處理的投資已作抵押，作為二零零七年授予本集團銀行信貸之擔保。

29 DERIVATIVE FINANCIAL INSTRUMENTS

29 衍生財務工具

		The Group 本集團 2008 二零零八年 HK$'000 港幣千元	The Group 本集團 2007 二零零七年 HK$'000 港幣千元	The Company 本公司 2008 二零零八年 HK$'000 港幣千元	The Company 本公司 2007 二零零七年 HK$'000 港幣千元
Financial assets/(liabilities) in respect of derivative financial instruments	有關衍生財務工具之財務資產／(負債)				
– Interest rate swaps (note a)	一利率掉期(附註a)	**175**	3,000	**175**	3,000
– Foreign currency forward contracts (note b)	一遠期外匯合約(附註b)	**(3,089)**	2,356	**(4,152)**	366
– Derivative notes (note c)	一衍生工具票據(附註c)	**1,758**	34,847	**1,758**	34,847
– Accumulators (note d)	一累計股票期權(附註d)	**(28,314)**	–	**(28,314)**	–
		(29,470)	40,203	**(30,533)**	38,213
Analysed for reporting purposes as:	作申報用途之分析：				
Current assets	流動資產	**9,460**	42,831	**8,381**	40,780
Current liabilities	流動負債	**(38,930)**	(2,628)	**(38,914)**	(2,567)
		(29,470)	40,203	**(30,533)**	38,213

Notes:

(a) Interest rate swap contracts with a total notional amount of HK$1,026,760,000 (2007: HK$610,025,000) were entered to swap floating interest rate to fixed interest rate or to swap between different floating rates. These contracts will mature within the period from 27th August 2009 to 7th September 2018.

(b) Foreign currency forward contracts with a total notional amount up to HK$195,420,000 (2007: HK$222,746,000) were entered to swap various foreign currencies to other cross currencies. These contracts will mature within the period from 3rd April 2008 to 22nd July 2009.

(c) The Group entered into various option contracts in relation to underlying stock index and listed securities. These contracts will mature within the period from 11th April 2008 to 1st June 2016.

(d) Accumulators are knock-out options (which are exercised automatically and periodically), under which the Group will be entitled to receive the underlying shares or assets at an agreed strike price. These contacts will mature within the period from 9th April 2008 to 12th March 2009. As at 31 March 2008, the Group is committed to purchase equity securities as the agreed strike price totalling HK$72,855,000 (2007: Nil).

附註：

(a) 簽訂總名義款額港幣1,026,760,000元(二零零七年：港幣610,025,000元)之利率掉期合約以將浮動利率借款與固定利率借款或浮動利率與浮動利率掉期。此等合同將於二零零九年八月二十七日至二零一八年九月七日期間內到期。

(b) 簽訂總名義款額港幣195,420,000元(二零零七年：港幣222,746,000元)之遠期外匯合約以使不同貨幣及其他交叉貨幣作掉期。此等合約將於二零零八年四月三日至二零零九年七月二十二日期間內到期。

(c) 本集團曾簽訂不同有關股票指數及上市證券之期權合約。此等合同將於二零零八年四月十一日至二零一六年六月一日期間內到期。

(d) 累計股票期權為觸及失效期權並會自動定期行使，據此本集團將有權按協定之行使價收取相關股份或資產。該等合約將於二零零八年四月九日至二零零九年三月十二日期間內到期。於二零零八年三月三十一日，本集團承諾按行使價購買總值港幣72,855,000元之股本證券(二零零七年：無)。

29 DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The derivatives are measured at fair value at each balance sheet date. Their fair values are determined with reference to fair value of comparable instruments in the market or quoted prices from counterparties. The carrying amounts of derivatives are denominated in the following currencies:

29 衍生財務工具(續)

上述衍生工具按各結算日之公允值計量。彼等之公允值乃根據同類工具之市場公允值或對方報價而計算。衍生工具之帳面值乃以下列貨幣列值：

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Hong Kong dollar	港幣	**(16,152)**	958	**(16,152)**	958
US dollar	美元	**(9,445)**	39,245	**(10,508)**	37,255
Other currencies	其他貨幣	**(3,873)**	–	**(3,873)**	–
		(29,470)	40,203	**(30,533)**	38,213

30 BANK BALANCES AND CASH

Bank balances and cash comprise cash held, short-term bank deposits with an original maturity of three months or less and cash placed with financial institutions. The carrying amounts of these assets approximate their fair values.

The carrying amounts of bank balances and cash equivalents are denominated in the following currencies:

30 銀行結存及現金

銀行結餘及現金包括本集團所持現金、原到期期限為三個月或以內之短期銀行存款及存入財務機構戶口之現金。此等資產之帳面值與其公允值相若。

銀行結存及現金之帳面值乃以下列貨幣列值：

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
US dollar	美元	**549,554**	145,989	**72,388**	23,399
Renminbi	人民幣	**262,015**	147,547	**–**	–
Hong Kong dollar	港幣	**162,206**	239,044	**13,481**	96,487
Singapore dollar	新加坡元	**81,628**	93,373	**20,408**	–
Other currencies	其他貨幣	**135,742**	97,045	**14,264**	1,412
		1,191,145	722,998	**120,541**	121,298

As at 31st March 2008, bank balances of HK$6,277,000 (2007: HK$23,505,000) were pledged to a bank for the purpose of securing bank facilities granted for the Group.

於二零零八年三月三十一日，港幣6,277,000元(二零零七年：港幣23,505,000元)之銀行結存已作抵押，作為授予本集團銀行信貸之擔保。

The effective interest rate on short-term bank deposits was 1.7% (2007: 2.8%); these deposits have an average maturity of 14 days (2007: 26 days).

短期銀行存款之實際利率為1.7%(二零零七年：2.8%)；該等存款之平均到期日為14天(二零零七年：26天)。

31 CREDITORS, BILLS PAYABLE, DEPOSITS AND ACCRUALS

31 應付帳款、應付票據、存入按金及預提費用

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Trade creditors and bills payable	貿易應付帳款及應付票據	**449,571**	412,607	**–**	–
Consideration payable for the acquisition of certain interest in a jointly controlled entity	收購一間共同控制企業若干權益之應付代價	**56,597**	51,475	**–**	–
Accrued contract costs	合約成本之預提費用	**274,428**	136,356	**–**	–
Retention payables	應付保留帳款	**128,414**	99,305	**–**	–
Other creditors, deposits and accruals	其他應付帳款、存入按金及預提費用	**412,682**	478,403	**7,322**	9,019
		1,321,692	1,178,146	**7,322**	9,019

Included in creditors, bills payable, deposits and accruals are the Group's share of liabilities of HK$95,000 (2007: HK$129,000) in relation to jointly controlled assets.

應付帳款、應付票據、存入按金及預提費用包括本集團所佔有關於共同控制資產之債務承擔為港幣95,000元(二零零七年:港幣129,000元)。

The following is an ageing analysis of trade creditors and bills payable at the balance sheet date:

於結算日，貿易應付帳款及應付票據之帳齡分析如下:

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
0 – 60 days	0－60天	**360,652**	373,697	**–**	–
61 – 90 days	61－90天	**26,030**	6,834	**–**	–
Over 90 days	逾90天	**62,889**	32,076	**–**	–
		449,571	412,607	**–**	–

31 CREDITORS, BILLS PAYABLE, DEPOSITS AND ACCRUALS (continued)

31 應付帳款、應付票據、存入按金及預提費用（續）

The carrying amounts of the Group's trade creditors and bills payable are denominated in the following currencies:

本集團貿易應付帳款及應付票據之帳面值乃以下列貨幣列值：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Hong Kong dollar	港幣	**198,756**	208,805
Euro	歐羅	**107,400**	80,376
US dollar	美元	**15,136**	49,307
Other currencies	其他貨幣	**128,279**	74,119
		449,571	412,607

The carrying amounts of the Group's trade creditors, bills payable and other creditors at 31st March 2008 approximate their fair values.

於二零零八年三月三十一日，本集團之貿易應付帳款、應付票據及其他應付款項之帳面值與其公允值相若。

32 OUTSTANDING INSURANCE CLAIMS

32 未決保險索償

The Group

本集團

Insurance claims of the following business classes are not usually settled within one year:

下列業務類別之保險索償不一定在一年內結清：

Employee compensation
Motor third party liability
Public liability

僱員賠償
汽車第三者責任
公眾責任

The claims development, net of reinsurance, of the above business claims are disclosed as follows:

上述業務索償之賠償發展（扣除再保險）如下披露：

Underwriting year	受保年度	2002 二零零二年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元	2005 二零零五年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	2008 二零零八年 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
Estimate of cumulative claims	估計累積索償								
At end of year	年度終結時	111,653	177,753	207,000	154,651	79,790	60,371	88,767	
One year later	一年後	75,307	87,985	101,084	126,184	80,471	87,731	-	
Two years later	兩年後	89,510	134,277	124,843	121,067	70,097	-	-	
Three years later	三年後	104,263	133,568	116,879	101,303	-	-	-	
Four years later	四年後	101,745	136,621	101,705	-	-	-	-	
Five years later	五年後	102,894	121,798	-	-	-	-	-	
Six years later	六年後	97,609	-	-	-	-	-	-	
Cumulative claims	累積索償	97,609	121,798	101,705	101,303	70,097	87,731	88,767	**669,010**
Cumulative payments	累積已付款項	97,335	121,127	101,571	78,713	35,100	17,342	2,250	**453,438**
Claims outstanding	未決保險索償	274	671	134	22,590	34,997	70,389	86,517	**215,572**

33 BANK BORROWINGS

33 銀行借款

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Bank loans	銀行借款	**2,232,534**	1,668,929	**1,410,000**	1,032,000
Bank overdrafts	銀行透支	**2,671**	2,412	**1,270**	–
		2,235,205	1,671,341	**1,411,270**	1,032,000
The borrowings are repayable as follows:	借款之償還期如下：				
Within one year	一年內	**723,584**	815,066	**158,270**	475,000
More than 1 year but not exceeding 2 years	一年以上但不超過兩年	**404,557**	164,992	**317,000**	75,000
More than 2 years but not exceeding 5 years	兩年以上但不超過五年	**996,489**	564,895	**921,000**	482,000
More than 5 years	超過五年	**110,575**	126,388	**15,000**	–
		2,235,205	1,671,341	**1,411,270**	1,032,000
Less: Amount due within one year shown under current liabilities	減：於一年內到期並包括在流動負債內之借款	**(723,584)**	(815,066)	**(158,270)**	(475,000)
		1,511,621	856,275	**1,253,000**	557,000
Secured	有抵押	**350,555**	372,040	**–**	–
Unsecured	無抵押	**1,884,650**	1,299,301	**1,411,270**	1,032,000
		2,235,205	1,671,341	**1,411,270**	1,032,000

33 BANK BORROWINGS (continued)

The carrying amounts of the bank borrowings approximate their fair values as majority of the Group's borrowings carried interest at floating rate. The bank borrowings are denominated in the following currencies:

33 銀行借款

銀行借款之帳面值與彼等之公允值相若，因本集團大部分之借款是以浮動利息計算。銀行借款乃以下列貨幣列值：

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Hong Kong dollar	港幣	**1,646,520**	1,412,837	**1,411,270**	1,032,000
Renminbi	人民幣	**249,750**	–	–	–
Euro	歐羅	**210,177**	137,478	–	–
Australian dollar	澳元	**64,532**	59,676	–	–
Canadian dollar	加拿大元	**53,432**	52,391	–	–
US dollar	美元	**10,794**	8,959	–	–
		2,235,205	1,671,341	**1,411,270**	1,032,000

The effective interest rates of the bank borrowings at the balance sheet date were as follows:

於結算日銀行借款之實際利率如下：

		The Group 本集團		The Company 本公司	
		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元	**2008 二零零八年 HK$'000 港幣千元**	2007 二零零七年 HK$'000 港幣千元
Hong Kong dollar	港幣	**2.2%**	4.7%	**2.2%**	4.6%
Renminbi	人民幣	**7.4%**	–	–	–
Euro	歐羅	**5.0%**	5.2%	–	–
Australian dollar	澳元	**9.8%**	7.9%	–	–
Canadian dollar	加拿大元	**5.0%**	5.0%	–	–
US dollar	美元	**4.6%**	7.6%	–	–

The exposure of the bank borrowings to interest-rate changes and the contractual repricing dates are below 6 months.

銀行借款之利率變動及下次定價日期為六個月以下。

Bank borrowings of HK$350,555,000 (2007: HK$372,040,000) are secured by charges on the assets of the Group as disclosed in notes 14, 15, 17, 19, 24, 25, 26, 28 and 30.

銀行借款港幣350,555,000元（二零零七年：港幣372,040,000元）乃以本集團資產為抵押，於附註14、15、17、19、24、25、26、28及30內披露。

34 OTHER LOANS 34 其他借款

The Group 本集團

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
The other loans are repayable as follows:	其他借款之償還期如下：		
Within one year	一年內	**315**	256
More than 1 year but not exceeding 2 years	一年以上但不超過兩年	**326**	268
More than 2 years but not exceeding 5 years	兩年以上但不超過五年	**1,049**	865
More than 5 years	超過五年	**9**	312
		1,699	1,701
Less: Amount due within one year shown under current liabilities	減：於一年內到期並包括在流動負債內之借款	**(315)**	(256)
		1,384	1,445

The loans are unsecured, interest free and repayable by 6 annual installments, the last of which falls due in 2013. The carrying amounts of the other loans approximate their fair values. The loans are denominated in Swedish Kroner.

其他借款為無抵押借款，免利息及分六期每年償還。最後之還款期為二零一三年。其他借款之帳面值與彼等之公允值相若。其他借款以瑞典克朗為單位。

35 SHARE CAPITAL 35 股本

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Authorised:	法定股本：		
540,000,000 ordinary shares of HK$1.25 each	540,000,000股普通股每股面值港幣1.25元	**675,000**	675,000
Issued and fully paid:	已發行及繳足股本：		
278,582,090 ordinary shares of HK$1.25 each	278,582,090股普通股每股面值港幣1.25元	**348,228**	348,228

36 RESERVES
The Group

36 儲備
本集團

		Share premium 股本溢價 HK$'000 港幣千元	Capital reserve 資本儲備 HK$'000 港幣千元 (note a) (附註a)	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Property revaluation reserve 物業重估儲備 HK$'000 港幣千元	Investment revaluation reserve 投資重估儲備 HK$'000 港幣千元	Exchange fluctuation reserve 外匯兌換浮動儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st April 2006	於二零零六年四月一日	417,860	327,875	7,526	-	849	37,911	1,580,545	2,372,566
Exchange difference on translation of operations of overseas subsidiaries, associates and jointly controlled entities	換算海外附屬公司、聯營公司及共同控制企業的業務所產生之匯兌差額	-	-	-	-	-	68,633	-	68,633
Change in fair value of available-for-sale investments	可出售的投資之公允值變動	-	-	-	-	4,768	-	-	4,768
Share of property revaluation of an associate	分佔一間聯營公司物業重估	-	-	-	15,821	-	-	-	15,821
Total income recognised directly in equity	直接於權益確認之總收入	-	-	-	15,821	4,768	68,633	-	89,222
Profit for the year	本年度之溢利	-	-	-	-	-	-	317,869	317,869
Total recognised income and expenses for the year	年內已確認收入及開支	-	-	-	15,821	4,768	68,633	317,869	407,091
Dividends paid	已派股息	-	-	-	-	-	-	(139,291)	(139,291)
Dilution of interest in a subsidiary	攤薄一間附屬公司權益	-	4,727	-	-	-	-	-	4,727
At 31st March 2007	於二零零七年三月三十一日	417,860	332,602	7,526	15,821	5,617	106,544	1,759,123	2,645,093
Exchange difference on translation of operations of overseas subsidiaries, associates and jointly controlled entities	換算海外附屬公司、聯營公司及共同控制企業的業務所產生之匯兌差額	-	-	-	-	-	180,824	-	180,824
Change in fair value of available-for-sale investments	可出售的投資之公允值變動	-	-	-	-	36,344	-	-	36,344
Total income recognised directly in equity	直接於權益確認之總收入	-	-	-	-	36,344	180,824	-	217,168
Profit for the year	本年度之溢利	-	-	-	-	-	-	230,747	230,747
Total recognised income and expenses for the year	年內已確認收入及開支	-	-	-	-	36,344	180,824	230,747	447,915
Dividends paid	已派股息	-	-	-	-	-	-	(128,148)	(128,148)
Dilution of interest in a subsidiary (note b)	攤薄一間附屬公司權益(附註b)	-	13,566	-	-	-	-	-	13,566
Acquisition of additional interests in subsidiaries (note c)	收購附屬公司額外權益(附註c)	-	(2,330)	-	-	-	-	-	(2,330)
Premium on acquisition of further interest of subsidiaries (note d)	收購附屬公司之溢價(附註d)	-	(2,177)	-	-	-	-	-	(2,177)
At 31st March 2008	於二零零八年三月三十一日	417,860	341,661	7,526	15,821	41,961	287,368	1,861,722	2,973,919

36 RESERVES (continued)

Notes:

(a) The balance arose mainly from various Group reorganisations in the past comprising redomicile of the Company, spin-offs and privatisation of Group entities.

(b) Pursuant to a placing agreement dated 3rd May 2007, the Group placed 25,384,146 shares of Chevalier Pacific Holdings Limited (the "CPHL"), a subsidiary of the Group, to independent third parties for a gross proceed of HK$93,921,340. Pursuant to another subscription agreement dated 3rd May 2007, the Group subscribed 25,384,146 newly issued shares of CPHL at a consideration of HK$93,921,340. As a result of the share placing and subscription agreements, CPHL effectively issued 25,384,146 additional shares to new shareholders of CPHL for a net proceed of HK$92,046,000 and the Group's interest in CPHL was diluted from 56.70% to 50.02%. The dilution has resulted in a gain of HK$13,566,000, which was accounted for directly in equity.

(c) During the year, the Group acquired additional interests of certain subsidiaries of the Group, at a consideration of HK$32,904,000. The difference between the consideration and the Group's additional share of the identifiable net assets of these subsidiaries at the date of the acquisition of HK$2,330,000 was accounted for directly in equity.

(d) On 2nd May 2007, the Company purchased certain subsidiaries and businesses engaging in the computer and information communication technology industry ("IT business") from CPHL at an aggregate consideration of HK$55,572,000. The Group effectively bought out the remaining interests in the IT business from the minority interests at a premium of HK$2,177,000, representing the difference between the portion of cash consideration and share of net asset value of the remaining interest, which has been accounted for directly in equity.

36 儲備(續)

附註:

(a) 結餘主要來自過去多項集團重組事項,包括本公司遷冊、集團公司之分拆及私有化。

(b) 根據日期為二零零七年五月三日之配售協議,本集團以總收益港幣93,921,340元配售其附屬公司其士泛亞控股有限公司(「其士泛亞」)之25,384,146股股份予獨立第三方。根據另一項日期為二零零七年五月三日之認購協議,本集團以代價港幣93,921,340元認購25,384,146股其士泛亞新發行股份。因應股份配售及認購協議,其士泛亞實際發行25,384,146股額外股份予其士泛亞新股東,所得款項淨額為港幣92,046,000元,以及本集團於其士泛亞擁有之權益由56.70%攤薄至50.02%。此攤薄帶來港幣13,566,000元收益,並直接於權益中確認。

(c) 於年內,本集團增購本集團若干附屬公司之權益,代價為港幣32,904,000元。代價與本集團於該等附屬公司可辨別資產淨值可額外分享之差額為港幣2,330,000元,金額已直接於權益中確認。

(d) 於二零零七年五月二日,本公司以總代價港幣55,572,000元從其士泛亞收購若干從事電腦及資訊通訊科技行業(「資訊科技業務」)之附屬公司及業務。本集團實際以港幣2,177,000元溢價(即現金代價部分與餘下權益之資產淨值份額之差額)從少數股東權益中取得於資訊科技業務之餘下權益,金額已直接於權益中確認。

36 RESERVES (continued) 36 儲備(續)
The Company 本公司

		Share premium 股本溢價 HK$'000 港幣千元	Contributed surplus 繳入盈餘 HK$'000 港幣千元 (note) 附註	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Investment revaluation reserve 投資重估儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st April 2006	於二零零六年四月一日	417,860	95,413	7,526	71	916,759	1,437,629
Change in fair value of available-for-sale investments	可出售的投資之公允值變動	–	–	–	3,784	–	3,784
Total income recognised directly in equity	直接於權益確認之總收入	–	–	–	3,784	–	3,784
Profit for the year	本年度之溢利	–	–	–	–	60,947	60,947
Total recognised income and expenses for the year	年內已確認收入及開支	–	–	–	3,784	60,947	64,731
Dividends paid	已派股息	–	–	–	–	(139,291)	(139,291)
At 31st March 2007	於二零零七年三月三十一日	417,860	95,413	7,526	3,855	838,415	1,363,069
Change in fair value of available-for-sale investments	可出售的投資之公允值變動	–	–	–	19,272	–	19,272
Total income recognised directly in equity	直接於權益確認之總收入	–	–	–	19,272	–	19,272
Loss for the year	本年度之虧損	–	–	–	–	(33,935)	(33,935)
Total recognised income and expenses for the year	年內已確認收入及開支	–	–	–	19,272	(33,935)	(14,663)
Dividends paid	已派股息	–	–	–	–	(128,148)	(128,148)
At 31st March 2008	於二零零八年三月三十一日	417,860	95,413	7,526	23,127	676,332	1,220,258

Note:

Contributed surplus represents the difference between the value of net assets of subsidiaries acquired and the nominal amount of the Company's shares issued for their acquisition. Under the Company Act of 1981 of Bermuda, the contributed surplus of the Company is available for distribution to shareholders.

附註:

繳入盈餘乃代表所收購附屬公司之資產淨值與收購時所發行本公司股份之面值之差額。根據百慕達一九八一年公司(修訂)法例,繳入盈餘乃可供分派股東之儲備。

37 OTHER PAYABLE

The Group

Other payable represents subscription payable on an available-for-sale investment.

37 其他應付款

本集團

其他應付款乃可出售的投資之應付認購費。

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Subscription payable:	應付認購費：	**7,760**	7,760
Less: Imputed interest	減：推算利息	**–**	(681)
Subscription payable at fair value	按公允值列帳之應付認購費	**7,760**	7,079
Carrying amounts repayable:	帳面值之償還期：		
– Within one year	－一年內	**7,760**	–
– More than 1 year, but not exceeding 2 years	－一年以上但不超過兩年	**–**	7,079
		7,760	7,079

The subscription payable is interest-free and repayable in February 2009. At inception, the fair value of the subscription payable balance are determined by adopting a discount rate of 4.7%. As at 31st March 2008, the fair value of the subscription payable approximates its fair value. The subscription payable is denominated in Hong Kong dollar.

應付認購費乃免息及須於二零零九年二月償還。開始時，應付認購費之公允值結餘乃以貼現率4.7%計算。於二零零八年三月三十一日，應付認購費之公允值與其帳面值相若。應付認購費以港幣為列值。

38 DEFERRED TAX

The Group

The followings are the major deferred tax liabilities/(assets) recognised and movements thereon during the current and prior reporting years:

38 遞延税項

本集團

下文所載乃本呈報年度及過往呈報年度確認之主要遞延税項負債／(資產)及其於本年度及以前年度之變動：

		Accelerated tax depreciation 加速税項減值 HK$'000 港幣千元	Revaluation of properties 重估物業 HK$'000 港幣千元	Trademark 商標 HK$'000 港幣千元	Allowance for doubtful debts 呆壞帳撥備 HK$'000 港幣千元	Tax losses 税項虧損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總值 HK$'000 港幣千元
At 1st April 2006	於二零零六年四月一日	58,417	50,633	18,900	(4,368)	(44,489)	13,263	92,356
Exchange realignment	匯兑調整	530	–	–	(202)	(877)	126	(423)
Charge/(credit) to income statement for the year	在本年度收益表列支／(計入)	7,119	5,222	–	1,307	(174)	(664)	12,810
At 31st March 2007	於二零零七年三月三十一日	66,066	55,855	18,900	(3,263)	(45,540)	12,725	104,743
Exchange realignment	匯兑調整	322	4,638	–	(232)	(609)	(751)	3,368
Charge/(credit) to income statement for the year	在本年度收益表列支／(計入)	(1,146)	85,866	–	435	2,730	(15,203)	72,682
At 31st March 2008	於二零零八年三月三十一日	65,242	146,359	18,900	(3,060)	(43,419)	(3,229)	180,793

38 DEFERRED TAX (continued)

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

38 遞延税項(續)

為配合資產負債表之編列方式,部份遞延税項資產及負債經已作抵銷。按財務報告編列,遞延税項餘額分析如下:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Deferred tax liabilities	遞延税項負債	**206,231**	113,487
Deferred tax assets	遞延税項資產	**(25,438)**	(8,744)
		180,793	104,743

At the balance sheet date, the Group had unused tax losses of HK$1,563,192,000 (2007: HK$1,485,882,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$248,108,000 (2007: HK$260,228,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,315,084,000 (2007: HK$1,225,654,000) due to the unpredictability of future profit streams. Included in tax losses are losses of HK$78,050,000 (2007: HK$66,015,000) of subsidiaries in Mainland China that will gradually expire until 2013; tax losses of HK$22,103,000 (2007: HK$14,354,000) of other overseas subsidiaries that will expire from 2008 to 2018. Other tax losses may be carried forward indefinitely.

於結算日,本集團未動用之税項虧損為港幣1,563,192,000元(二零零七年:港幣1,485,882,000元),可用作抵銷將來之溢利。其中港幣248,108,000元(二零零七年:港幣260,228,000元)之税項虧損已確認為遞延税項資產。因未來溢利難以預測,故並無就餘下之税項虧損港幣1,315,084,000元(二零零七年:港幣1,225,654,000元),確認為遞延税項資產。税項虧損包括中國內地附屬公司使用期至二零一三年之虧損計港幣78,050,000元(二零零七年:港幣66,015,000元)及其他海外附屬公司使用期由二零零八年至二零一八年之税項虧損計港幣22,103,000元(二零零七年:港幣14,354,000元)。其他税項虧損將可無限期使用。

At the balance sheet date, the Group had unrecognised deductible temporary differences of HK$16,584,000 (2007: HK$21,114,000). A deferred tax asset has not been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

於結算日,本集團之未確認可扣減暫時差異為港幣16,584,000元(二零零七年:港幣21,114,000元)。本集團預計在未來並沒有足夠之應納税利潤以用作抵銷有關之可扣減暫時差異,故並未確認相關之款額為遞延税項資產。

39 CONVERTIBLE BONDS

On 26th July 2006, the Company issued a semi-annual 2.125% convertible bonds with an aggregate amount of HK$450 million (the "Convertible Bonds"). Each bondholder has the option to convert the Convertible Bonds into shares of the Company with a par value of HK$1.25 each at a conversion price of HK$11.20, which is adjusted to HK$10.19 and HK$9.98 as a result of the approval for the payment of the final dividend of an amount of HK$0.3 per share for the year ended 31st March 2007 and interim dividend of an amount of HK$0.16 per share for the period ended 30th September 2007 respectively. The adjustment became effective from 29th August 2007 and 4th January 2008 respectively. Conversion price will be further adjusted upon approval of dividend in future.

39 可換股債券

於二零零六年七月二十六日,本公司發行本金總額港幣450,000,000元2.125%可換股債券(「可換股債券」)。各債券持有人有權將可換股債券按每股港幣11.20元之換股價轉為本公司之每股面值港幣1.25元之股份。由於批准派付截至二零零七年三月三十一日止年度之末期股息每股0.3港元及截至二零零七年九月三十日止期間之中期股息每股0.16港元,換股價因而分別調整為每股港幣10.19元及港幣9.98元。此等調整分別於二零零七年八月二十九日及二零零八年一月四日生效。換股價隨著未來股息批准而調整。

39 CONVERTIBLE BONDS (continued)

Unless previously converted or purchased or redeemed, each Convertible Bond shall be redeemed by the Company at 121.30% of its principal amount together with accrued interest on 28th July 2011 (the maturity date of the Convertible Bonds).

On 28th July 2009 (the "Put Option Date"), the holder of Convertible Bond will have the right at such holder's option, to require the Company to redeem all or some of the Convertible Bonds of such holder on the Put Option Date at 113.1% of their principal amount together with accrued interest up to but excluding the redemption date.

The proceeds from the issuance of the Convertible Bonds have to be split into liability and derivative components. On issuance of the Convertible Bonds, the fair value of the derivative component is determined using an option price model; and this amount is carried as a liability until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the liability component and is carried as a liability on the amortised cost basis until extinguished on conversion or redemption. The derivative component is measured at fair value on the issuance date and any subsequent changes in fair value of the derivative component as at the balance sheet date are recognised in the income statement.

The convertible bonds recognised in the balance sheet as at 31st March 2008 are calculated as follows:

39 可換股債券(續)

除非已轉換或購買或贖回，否則本公司於二零一一年七月二十八日(可換股債券到期日)按本金額之121.30%連同應計至贖回日期之利息贖回可換股債券。

於二零零九年七月二十八日(「認沽權日」)，各可換股債券之持有人將有權選擇要求本公司於認沽權日按本金額之113.1%連同應計至贖回日期(但不包括該日)之利息贖回其全部或部分可換股債券。

發行該可換股債券取得的款項被分為負債和衍生工具部分。衍生工具部分的公允值由期權定價模型確定；此金額被確認為負債直至被轉換或被贖回。發行的剩餘款項被分配為負債部分並以負債逐期攤銷成本，直至被轉換或被贖回。衍生工具部分以發行日之公允值計量，其後於資產負債表日之任何衍生工具部分之公允值變動形成的利潤和虧損在收益表中確認。

於二零零八年三月三十一日之資產負債表確認之可換股債券計算如下：

		The Group 本集團 HK$'000 港幣千元	The Company 本公司 HK$'000 港幣千元
Liability component	**負債部份**		
At 1st April 2007	於二零零七年四月一日	354,423	398,726
Interest expenses	利息支出	26,852	30,207
At 31st March 2008	於二零零八年三月三十一日	381,275	428,933
Derivative component	**衍生工具部份**		
At 1st April 2007	於二零零七年四月一日	26,667	30,000
Fair value adjustment	公允值調整	(23,912)	(26,900)
At 31st March 2008	於二零零八年三月三十一日	2,755	3,100

The effective interest rate for the liability component of the convertible bonds is 9.8% per annum. As at 31st March 2008, convertible bonds with par value of HK$50,000,000 (2007: HK$50,000,000) are held by a subsidiary of the Group.

The carrying amount of the Group's convertible bonds-liability component at 31st March 2008 approximates its fair value.

可換股債券負債部份之實際利率為年利率9.8厘。於二零零八年三月三十一日，票面值為港幣50,000,000元(二零零七年：港幣50,000,000元)之可換股票據由本集團一間附屬公司持有。

於二零零八年三月三十一日，可換股債券部分之公允值與其帳面值相若。

40 BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is organised on a worldwide basis into five divisions. These divisions are the basis on which the Group reports its primary segment information. Principal activities of the segments are as follows:

Construction and engineering: Construction and engineering work for lifts and escalators, aluminium windows, civil, building construction, electrical & mechanical, environmental and pipe rehabilitation contracts.

Insurance and investment: General insurance business except aircraft, aircraft liabilities and credit insurance, and investment.

Property: Property investment, development and management, cold storage and hotel operations.

Food and beverages: Food and beverages trading and retailing.

Computer and information communication technology and others: Sales and servicing of IT equipment and business machines and retailing and trading and servicing of motor vehicles and food trading.

Segment assets primarily consist of investment properties, property, plant and equipment, prepaid lease payments, goodwill, other intangible assets, available-for-sale investments, other non-current assets, investments at fair value through profit or loss, inventories, properties for sale, debtors, deposits and prepayments, amounts due from associates, amounts due from jointly controlled entities, amounts due from customers for contract work, derivative financial instruments, bank balances and cash.

Segment liabilities primarily consist of creditors, bills payable and deposits, unearned insurance premiums, outstanding insurance claims, amounts due to associates, amounts due to customers for contract work, deferred income, derivative financial instruments and other payable.

40 業務及地區性分類

業務分類

就管理而言，本集團按全球基準分為五個營運部門，並以此部門分類作為本集團呈報其主要分類資料的基準。該等部門之主要業務如下：

建築及機械工程：承辦升降機及自動電梯、鋁窗、土木、樓宇建築、電力及電機、環境及管道翻新工程。

保險及投資：一般保險業務，（不包括飛機、飛機責任及信用保險）及投資。

物業：物業投資、發展及管理與冷藏貨倉及酒店業務。

餐飲：食品及飲料貿易及零售。

電腦及資訊通訊科技及其他：資訊科技設備及商用機器之銷售及服務與汽車貿易零售及服務及食品貿易。

分類資產主要包括投資物業、廠房及設備、預付租賃付款、商譽、其他無形資產、可出售的投資、其他非流動資產、於損益帳按公允值處理的投資、存貨、待售物業、應收帳款、存出按金及預付款項、應收聯營公司帳款、共同控制企業應收帳、就合約工程應向客戶收取之款項、衍生財務工具以及銀行結存及現金。

分類負債主要包括應付帳款、應付票據及存入按金、未滿期保險費、未決保險索償、應付聯營公司帳款、就合約工程應向客戶支付之款項、遞延收入、衍生財務工具及其他應付款。

40 BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business segments (continued)

Segment information about these businesses is presented below.

Revenue and results
Year ended 31st March 2008

40 業務及地區性分類(續)

業務分類(續)

此等業務之分類資料如下:

收益與業績
截至二零零八年三月三十一日止年度

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Food and beverages 餐飲 HK$'000 港幣千元	Computer and information communication technology and others 電腦及資訊通訊科技及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
REVENUE	**收益**						
Total segment revenue	分類總額	3,845,780	120,431	419,935	299,034	964,253	5,649,433
Inter-segment revenue	分類之間收益	(384)	(15,329)	(52,630)	-	(12,412)	(80,755)
External revenue	對外收益	3,845,396	105,102	367,305	299,034	951,841	5,568,678
RESULTS	**業績**						
Segment results	分類之業績	14,652	(71,052)	501,446	7,087	54,859	506,992
Unallocated corporate expenses	未分配之公司支出						(15,566)
Share of results of associates	所佔聯營公司業績	3,966	-	14,509	9,631	(848)	27,258
Share of results of jointly controlled entities	所佔共同控制企業業績	1,067	-	1,842	-	-	2,909
Finance income	財務收入						16,420
Finance costs	財務費用						(126,043)
Profit before taxation	除税前溢利						411,970
Income tax expenses	所得税支出						(112,811)
Profit for the year	本年度溢利						299,159

Inter-segment revenue is charged at prices determined by management with reference to market prices.

各業務分類間的交易價格由管理層依據市場價格釐定。

40 BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

40 業務及地區性分類(續)

Business segments (continued)
Assets and liabilities
As at 31st March 2008

業務分類(續)
資產及負債
於二零零八年三月三十一日

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Food and beverages 餐飲 HK$'000 港幣千元	Computer and information communication technology and others 電腦及資訊通訊科技及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
ASSETS	**資產**						
Segment assets	分類資產	2,214,392	1,766,442	3,291,693	325,609	421,825	8,019,961
Interests in associates	所佔聯營公司之權益	9,580	-	47,826	77,963	37,449	172,818
Interests in jointly controlled entities	所佔共同控制企業之權益	16,155	-	248,590	-	-	264,745
Unallocated corporate assets	未分配公司資產						121,194
Total assets	總資產						8,578,718
LIABILITIES	**負債**						
Segment liabilities	分類負債	1,247,512	357,957	138,315	58,622	111,612	1,914,018
Unallocated corporate liabilities	未分配公司負債						2,897,517
Total liabilities	總負債						4,811,535

Other information
Year ended 31st March 2008

其他資料
截至二零零八年三月三十一日止年度

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Food and beverages 餐飲 HK$'000 港幣千元	Computer and information communication technology and others 電腦及資訊通訊科技及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
Capital expenditures	資本開支	74,847	32	11,084	36,402	1,445	123,810
Depreciation and amortisation	折舊及攤銷	59,535	74	18,502	21,987	5,004	105,102
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	-	-	4,059	3,356	-	7,415
Write back of impairment loss on prepaid lease payments	撥回預付租賃款項之減值虧損	-	-	(2,637)	-	-	(2,637)
Impairment loss on available-for-sale investments	可出售的投資之減值虧損	-	835	-	-	-	835

40 BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

40 業務及地區性分類(續)

Business segments (continued)
Revenue and results
Year ended 31st March 2007

業務分類(續)
收益及業績
截至二零零七年三月三十一日止年度

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Food and beverages 餐飲 HK$'000 港幣千元	Computer and information communication technology and others 電腦及資訊通訊科技及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
REVENUE	**收益**						
Total segment revenue	收益總額	3,003,573	149,140	352,672	250,076	995,159	4,750,620
Inter-segment revenue	分類之間收益	(284)	(19,756)	(47,531)	–	(17,812)	(85,383)
External revenue	對外收益	3,003,290	129,383	305,141	250,076	977,347	4,665,237
RESULTS	**業績**						
Segment results	分類之業績	186,131	150,238	135,476	14,909	39,417	526,171
Unallocated corporate expenses	未分配之公司支出						(12,132)
Share of results of associates	所佔聯營公司業績	2,557	-	(70)	955	1,821	5,263
Share of results of jointly controlled entities	所佔共同控制企業業績	2,674	-	(5,833)	–	-	(3,159)
Finance income	財務收入						14,263
Finance costs	財務費用						(122,356)
Profit before taxation	除税前溢利						408,050
Income tax expenses	所得税支出						(66,853)
Profit for the year	本年度溢利						341,197

Inter-segment revenue is charged at prices determined by management with reference to market prices.

各業務分類間的交易價格由管理層依據市場價格釐定。

40 BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

40 業務及地區性分類(續)

Business segments (continued)
Assets and liabilities
As at 31st March 2007

業務分類(續)
資產及負債
於二零零七年三月三十一日

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Food and beverages 餐飲 HK$'000 港幣千元	Computer and information communication technology and others 電腦及資訊通訊科技及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
ASSETS	**資產**						
Segment assets	分類資產	1,970,217	1,788,237	2,357,990	318,557	406,279	6,841,280
Interests in associates	所佔聯營公司之權益	9,294	–	164	62,092	65,534	137,084
Interests in jointly controlled entities	所佔共同控制企業之權益	15,083	–	224,428	–	–	239,511
Unallocated corporate assets	未分配公司資產						73,337
Total assets	總資產						7,291,212
LIABILITIES	**負債**						
Segment liabilities	分類負債	1,062,840	345,692	136,784	47,630	137,459	1,730,405
Unallocated corporate liabilities	未分配公司負債						2,245,290
Total liabilities	總負債						3,975,695

Other information
Year ended 31st March 2007

其他資料
截至二零零七年三月三十一日止年度

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Food and beverages 餐飲 HK$'000 港幣千元	Computer and information communication technology and others 電腦及資訊通訊科技及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
Capital expenditures	資本開支	117,354	373	3,892	45,656	2,132	169,407
Depreciation and amortisation	折舊及攤銷	57,931	161	19,614	17,352	6,864	101,922
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	6,782	–	6,972	–	–	13,754
Impairment loss on prepaid lease payments	預付租賃款項之減值虧損	–	–	1,628	–	–	1,628
Impairment loss on intangible assets and goodwill	無形資產及商譽之減值虧損	7,157	–	–	–	–	7,157
Impairment loss on available-for-sale investments	可出售的投資之減值虧損	–	1,473	–	–	–	1,473

40 BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Geographical segments (based on location of assets)

The Group's operations in construction and engineering are located in Hong Kong, Macau, Mainland China, Singapore, Europe and Australia. Insurance and investment business is conducted in Hong Kong. Property operations are mainly carried out in Hong Kong, Mainland China and Canada. Food and beverages business is carried out in Hong Kong, Singapore and Mainland China. Computer and information communication technology operations are mainly carried out in Hong Kong, Mainland China and Thailand. Other operations are carried out in Canada and the USA, respectively.

40 業務及地區性分類(續)

地區分類(根據資產所在地)

本集團建築及機械工程主要在香港、澳門、中國內地、新加坡、歐洲及澳洲運作。保險及投資在香港運作。物業業務主要在香港、中國內地及加拿大運作。餐飲業務主要在香港、新加坡及中國內地運作。電腦資訊通訊科技業務主要在香港、中國內地及泰國運作。其他業務分別在加拿大及美國運作。

		Revenue by geographical market 按地區市場劃分之收益			
		2008 二零零八年		2007 二零零七年	
		HK$'000 港幣千元	**%**	HK$'000 港幣千元	%
Hong Kong	香港	**3,083,921**	**55**	2,717,761	58
Macau	澳門	**834,150**	**15**	424,475	9
Canada	加拿大	**458,778**	**8**	411,363	9
Europe	歐洲	**403,770**	**7**	465,607	10
Australia	澳洲	**207,961**	**4**	173,302	4
Singapore	新加坡	**187,785**	**3**	155,346	3
USA	美國	**160,632**	**3**	106,872	2
Mainland China	中國內地	**156,515**	**3**	132,801	3
Thailand	泰國	**48,032**	**1**	72,764	2
Others	其他	**27,134**	**1**	4,946	–
		5,568,678	**100**	4,665,237	100

The following is an analysis of the carrying amounts of segment assets and capital expenditures analysed by geographical area in which the assets are located and capital expenditures are incurred:

以下為按資產及資本開支發生所在地區劃分之分類資產帳面值及資本開支分析:

		Carrying amounts of segment assets 分類資產帳面值		Capital expenditures 資本開支	
		2008 二零零八年	2007 二零零七年	**2008 二零零八年**	2007 二零零七年
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Hong Kong	香港	**4,482,949**	3,576,789	**51,788**	69,778
Macau	澳門	**243,885**	131,892	**2,928**	1,249
Canada	加拿大	**311,062**	282,244	**1,292**	1,136
Europe	歐洲	**545,376**	575,336	**29,206**	49,923
Australia	澳洲	**262,979**	288,727	**19,974**	26,275
Singapore	新加坡	**339,526**	306,038	**1,424**	3,639
USA	美國	**206,082**	209,068	**–**	37
Mainland China	中國內地	**1,524,094**	1,084,441	**17,198**	17,170
Thailand	泰國	**58,636**	52,973	**–**	67
Others	其他	**45,372**	333,772	**–**	133
		8,019,961	6,841,280	**123,810**	169,407

41 IMPAIRMENT TESTING OF GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE LIVES

As explained in note 40, the Group uses business segments as its primary segment for reporting segment information. For the purpose of impairment testing, goodwill and other intangible assets are with indefinite useful lives, and are allocated, at acquisition, to the CGUs that are expected to benefit from such intangible assets. The respective carrying amounts had been allocated as follows:

41 商譽及無限可用年期無形資產之減值測試

如附註40所述，本集團以業務分類作為呈報其分類資料之主要分類。為進行減值測試，商譽、具無限可用年期之無形資產乃於收購時分配至預期將從該無形資產中受惠之現金產生單位。商譽各自之帳面值已獲分配如下：

		Goodwill 商譽 HK$'000 港幣千元	License 牌照 HK$'000 港幣千元	Trademark 商標 HK$'000 港幣千元
Construction and engineering:	建築及機械工程：			
– Pipe technologies, roads drainage and water works	一管道技術、道路排污及水利工程	57,323	24,377	–
– Lifts and escalators	一升降機及自動電梯	3,259	–	–
Property:	物業：			
– Logistics and warehousing	一物流及貨倉儲存	64,566	–	–
Food and beverages	餐飲	85,182	–	108,000
		210,330	24,377	108,000

The Group tests goodwill and intangible assets with indefinite lives annually for impairment, or more frequently if there are indications that they might be impaired.

本集團每年均會測試商譽及具無限可用年期之無形資產是否有所減值，而當有減值跡象時，會更頻密進行測試。

The recoverable amounts of CGUs in food and beverages operation and the pipe operation in Europe and Australia are determined from fair value less cost to sell approach while recoverable amounts of CGUs for remaining operations are determined from value-in-use calculations approach. The key assumptions for both approaches are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs. Management estimates appropriate discount rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

餐飲業務以及歐洲及澳洲之管道業務之現金產生單位的可收回金額乃按公允值減銷售成本計算法釐定，至於其他現金產生單位的可收回金額乃按使用中價值計算法釐定。該兩個計算法的主要假設為有關年度的貼現率與增長率的假設及售價與直接成本的預期變動。管理層估計反映金錢時間值及現金產生單位特有風險的目前市場估值的合適的通用貼現率。而售價及直接成本的變化則根據市場過往慣例及對未來轉變的預測而定。

Determining whether goodwill is impaired requires an estimation of the value-in-use or fair value less cost to sell, whichever is appropriate, of the CGUs to which goodwill and intangible assets with indefinite lives has been allocated. Both approaches require the entity to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

釐定商譽有否減值需估計獲分配商譽及具無限可用年期無形資產之現金產生單位之使用中價值或公允值減銷售成本（視情況而定）。在使用該兩個計算法時，該企業需估計該現金產生單位產生之未來現金流量，並以適當之貼現率計算其現值。

41 IMPAIRMENT TESTING OF GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE LIVES (continued)

For impairment assessment adopting value-in-use calculations approach, the Group principally prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years and extrapolates cash flows for the following five years based on estimated growth rates ranging from 2% to 10%. The pre-tax rates used to discount the forecast cash flows range from 7% to 12%. Goodwill and trademark is allocated to the Group's branded coffee shops segment. The recoverable amount is determined based on fair value less costs to sell. These calculations use post-tax cash flow projections based on financial budgets approved by management covering a one-year period. Cash flows beyond the one-year period are extrapolated using a growth rate ranging from 10% to 20% per annum up to the fifth year and zero growth rate per annum from the sixth year to fifteen year, gross margin of 75% and a discount rate of 15% per annum.

41 商譽及無限可用年期無形資產之減值測試(續)

採用使用中價值計算法估計減值時，本集團編製之現金流量預測，乃取材自經管理層審批涵蓋五年期間之最近期財政預算，根據估計2%至10%之增長率而推斷該單位於未來五年之現金流量。用以貼現預測現金流量之稅前利率乃為7%至12%不等。商譽及商標分配予本集團品牌咖啡店業務分類。該可收回數額乃按其公允值減銷售成本而釐定。有關之計算使用管理層批核之一年期財務預算之稅後現金流量預測，一年期後之現金流量以增長率為每年介乎10%至20%至第五年及從第六年至第十五年為零%增長率、毛利率75%及每年貼現率15%而推算。

42 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Directors' emoluments

Emoluments paid and payable to the directors of the Company are as follows:

42 董事及高級行政人員之酬金

董事酬金

支付及應付予本公司董事之酬金如下：

		2008 二零零八年			
		Directors' fee 董事袍金 HK$'000 港幣千元	Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元	Retirement benefits scheme contribution 退休金之供款 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Executive Director:	**執行董事：**				
Chow Yei Ching	周亦卿	–	9,027	–	9,027
Kuok Hoi Sang	郭海生	–	4,913	338	5,251
Fung Pak Kwan (note a)	馮伯坤(附註a)	–	696	45	741
Tam Kwok Wing	譚國榮	–	2,700	158	2,858
Kan Ka Hon (note b)	簡嘉翰(附註b)	–	2,030	152	2,182
Chow Vee Tsung, Oscar	周維正	–	1,500	75	1,575
Ho Chung Leung	何宗樑	–	1,600	120	1,720
Ho Sai Hou (note c)	何世豪(附註c)	–	–	–	–
Independent Non-Executive Director:	**獨立非執行董事：**				
Yang Chuen Liang (note c)	楊傳亮(附註c)	–	–	–	–
Chow Ming Kuen, Joseph	周明權	400	–	–	400
Li Kwok Heem, John (note b)	李國謙(附註b)	150	–	–	150
Sun Kai Dah, George	孫開達	150	–	–	150
		700	22,466	888	24,054

42 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT (continued)

Directors' emoluments (continued)

42 董事及高級行政人員之酬金(續)

董事酬金(續)

		2007 二零零七年			
		Directors' fee 董事袍金 HK$'000 港幣千元	Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元	Retirement benefits scheme contribution 退休金之供款 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Executive Director:	**執行董事:**				
Chow Yei Ching	周亦卿	–	8,672	–	8,672
Kuok Hoi Sang	郭海生	–	4,500	338	4,838
Tam Kwok Wing	譚國榮	–	2,100	158	2,258
Chow Vee Tsung, Oscar	周維正	–	1,500	75	1,575
Fung Pak Kwan (note a)	馮伯坤(附註a)	–	3,330	227	3,557
Kan Ka Hon (note b)	簡嘉翰(附註b)	–	2,230	126	2,356
Ho Chung Leung	何宗樑	–	1,800	99	1,899
Independent Non-Executive Director:	**獨立非執行董事:**				
Chow Ming Kuen, Joseph	周明權	400	–	–	400
Li Kwok Heem, John (note b)	李國謙(附註b)	150	–	–	150
Sun Kai Dah, George	孫開達	150	–	–	150
		700	24,132	1,023	25,855

Notes:

(a) Resigned on 1st October 2007.

(b) Resigned on 31st March 2008.

(c) Appointed on 1st April 2008.

附註:

(a) 於二零零七年十月一日辭任。

(b) 於二零零八年三月三十一日辭任。

(c) 於二零零八年四月一日獲委任。

Employees' emoluments

The five highest paid individuals include three (2007: three) directors and the total emoluments paid to the remaining two highest paid individuals for both years are as follows:

僱員薪酬

最高五名人士之酬金,包括三名董事(二零零七年:三名)。於過往兩年支付予其餘兩名最高酬金人士之總酬金為:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Salaries, allowances and benefits in kind	薪金、津貼及其他福利	**4,252**	4,122
Performance-based bonus	按表現發放之花紅	**1,992**	1,592
Contributions to retirement scheme	退休金之供款	**202**	180
		6,446	5,894

42 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT (continued)

Employees' emoluments (continued)

The emoluments of these two highest paid individuals fall within the following bands.

42 董事及高級行政人員之酬金(續)

僱員薪酬(續)

該兩名最高酬金之人士可按金額劃分為下列組別:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
HK$2,500,001 – HK$3,000,000	港幣2,500,001元－港幣3,000,000元	**1**	1
HK$3,000,001 – HK$3,500,000	港幣3,000,001元－港幣3,500,000元	**–**	1
HK$3,500,001 – HK$4,000,000	港幣3,500,001元－港幣4,000,000元	**1**	–
		2	2

The above remuneration paid to Directors also represents only benefits paid to the Group's key management during the year ended 31st March 2008.

上述向董事支付之酬金,只包括於截至二零零八年三月三十一日止年度向本集團主要管理層支付之福利。

43 CONTINGENT LIABILITIES

At 31st March 2008, the Group had contingent liabilities in respect of guarantees issued for utilised borrowings in relation to:

43 或然負債

於二零零八年三月三十一日,本集團就所作出之擔保之或然負債包括:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Banking facilities granted to jointly controlled entities	授予共同控制企業之銀行信貸	**321,900**	95,950
Banking facilities granted to associates	授予聯營公司之銀行信貸	**46,650**	43,520
		368,550	139,470

At 31st March 2008, the Company had contingent liabilities in respect of guarantees issued for utilised borrowings in relation to:

於二零零八年三月三十一日,本公司就未使用借款所作出之擔保之或然負債包括:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Banking facilities granted to subsidiaries	授予附屬公司之銀行信貸	**952,283**	665,811
Banking facilities granted to jointly controlled entities	授予共同控制企業之銀行信貸	**321,900**	95,950
Banking facilities granted to associates	授予聯營公司之銀行信貸	**46,650**	43,520
Performance bonds and demand bonds of subsidiaries under certain contracts	附屬公司按某些合約訂立之履約保證及索償保證	**194,061**	170,492
		1,514,894	975,773

44 CAPITAL COMMITMENT 44 資本承擔

The Group 本集團

(a) Subsidiaries (a) 附屬公司

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Capital expenditures contracted for but not provided in the financial statements in respect of	就下列項目已訂合約但未在財務報表內計提之資本承擔		
– acquisition of plant and equipment	一購入廠房及設備	**2,495**	5,952
– acquisition of land and building	一購入土地及物業	**41,192**	–
– acquisition of remaining interest in an associated company (note)	一購入一間聯營公司之餘下權益(附註)	**136,171**	138,000
		179,858	143,952
Capital expenditures authorised but not contracted in the financial statements in respect of	財務報表內已批准但未簽約及未計提之資本承擔		
– acquisition of plant and equipment	一購入廠房及設備	**16,729**	664
– acquisition of land and building	一購入土地及物業	**1,279,025**	–
		1,475,612	144,616

Note:

At 31st March 2008, the Group has committed to acquire the remaining 51% of the issued share capital of its associated company, Sinochina Enterprises Limited ("SEL") from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become a wholly-owned subsidiary of the Group. The consideration is based on the forthcoming financial results of SEL and its subsidiaries and associates for the year ending 31st December 2008. The total consideration to acquire the 100% of the issued share capital of SEL (including HK$64 million paid in respect of the 49% already acquired) shall not exceed HK$200 million.

附註:

於二零零八年三月三十一日,本集團承諾向一名獨立第三方Sinochina Pacific Limited收購其聯營公司Sinochina Enterprises Limited(「SEL」)餘下51%之已發行股本。收購完成後,SEL將成為本集團全資附屬公司。收購代價乃根據SEL及其附屬公司與聯營公司截至二零零八年十二月三十一日止年度之未來業績表現而釐定。購買SEL 100%之已發行股本之總代價(包括完成收購SEL 49%之已發行股本之購買價格港幣64,000,000元)將不超過港幣200,000,000元。

(b) Jointly controlled entities (b) 共同控制企業

The Group's share of the capital commitment of its jointly controlled entities is as follows:

本集團所佔其共同控制企業之資本承擔如下:

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Contracted for but not provided	已簽約但未撥備	**216,724**	146,813
Authorised but not contracted for	已批准但未簽約	**306,903**	252,004
		523,627	398,817

45 OPERATING LEASES

The Group as lessee

The Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

45 經營租賃

本集團作為承租人

本集團就樓宇租賃根據不可撤銷之經營租賃而須於未來支付之最低租賃金額，租約屆滿期如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Within one year	一年內	**102,746**	79,140
In the second to fifth year inclusive	二至五年內	**128,150**	88,443
Over five years	五年以上	**7,674**	6,941
		238,570	174,524

The above lease commitments only include commitments for basic rentals, and do not include commitments for additional rental payable (contingent rents), if any, which are to be determined generally by applying pre-determined percentages to future sales less the basic rentals of the respective leases, as it is not possible to determine in advance the amount of such additional rentals.

由於不可能預先斷定額外租賃款項，上述租賃承擔僅包括基本租金，不包括應付額外租金（或然租金）（如有）之承擔，一般乃以未來銷售額減有關租賃之基本租金後按預先設定百分比釐定。

The Group as lessor

At the balance sheet date, investment properties and completed properties for sale with a carrying value of approximately HK$925 million (2007: HK$480 million) and HK$77 million (2007: HK$251 million) respectively were rented out under operating leases. All of the properties were leased out for periods ranging from one year to five years. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods is as follows:

本集團作為出租人

於結算日，以經營租賃租出之投資物業及已建成待售物業之帳面值分別約為港幣925,000,000元（二零零七年：港幣480,000,000元）及港幣77,000,000元（二零零七年：港幣251,000,000元）。該類物業之出租年期為一至五年。本集團根據不可撤銷之經營性性租約在未來應收的最低租賃應收金額如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Within one year	一年內	**36,074**	34,100
In the second to fifth year inclusive	二至五年內	**17,038**	15,124
		53,112	49,224

46 SHARE OPTION SCHEMES

(a) Share option scheme of the Company

The Company's share option scheme (the "Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The Scheme will expire on 19th September 2012.

The total number of shares in respect of which options may be granted under the Scheme and any other schemes is not permitted to exceed 10% of the shares of the Company in issue at the date of shareholders' approval of the Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by independent Non-executive Directors. Where any grant of options to a substantial shareholder or an independent non-executive director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of grant must be approved in advance by the Company's shareholders.

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 per grant. An option may be exercised in accordance with the terms of the Scheme at any time during the effective period of the Scheme to be notified by the board of directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the Directors of the Company, and will not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

No options have been granted under the Scheme.

46 購股權計劃

(a) 本公司之購股權計劃

本公司現採納之購股權計劃(「本計劃」)乃根據二零零二年九月二十日通過之決議案獲股東接納,主要目的為給予參與者機會以適量購入本公司之權益,並鼓勵參與者朝著提高本公司及其股份價值的方向努力,從而令本公司及其股東均能受惠。本計劃將於二零一二年九月十九日屆滿。

根據本計劃或其他計劃所授出之購股權的股份總數不得超越本公司已發行股份於股東批准本計劃日期之10%(「計劃授權限額」),或於股東批准更新計劃授權限額日期就該10%限額作出更新後之限額。因已根據本計劃或其他計劃授出但尚未行使之購股權獲全數行使而發行之最多股份總數,不得超過本公司不時已發行之股份30%。未經本公司股東之事先批准,於任何一個年度授予任何個別人士之購股權股份數目不得超越當時本公司已發行之股份1%。授予任何董事、行政總裁或主要股東之每一項購股權均要經獨立非執行董事批准。倘若向主要股東或獨立非執行董事或彼等各自任何聯繫人士授出之購股權,會導致直至授出日期止十二個月內期間因行使已獲授或將獲授之購股權而發行及將予發行之本公司股份超越本公司之已發行股本0.1%及總值超越港幣5,000,000元,該授出須獲本公司之股東事先批准。

獲授人須於授出日期起計三十日內就每手授出購股權支付港幣1元以接納獲授予之購股權。購股權可根據本計劃條款於本計劃之有效期限內任何時間行使,董事會將就有效期限作出知會,有關期限不得遲於授出日期起計十年。行使價則由本公司之董事作出決定,將不少於本公司股份於授出日期在聯交所的收市價、本公司股份於緊接授出日期前五個業務日在聯交所的平均收市價及本公司股份之面值,以較高者為準。

並無購股權根據本計劃授出。

46 SHARE OPTION SCHEMES (continued)

(b) Share option scheme of Chevalier Pacific Holdings Limited

The share option scheme of a subsidiary of the Company, CPF ("CPHL Scheme") was adopted on 20th September 2002 and its terms are similar to the Company's Scheme. No options have been granted under the CPHL Scheme.

47 RETIREMENT BENEFITS

The Group has established various retirement benefit schemes for the benefit of its staff in Hong Kong and overseas. In Hong Kong, the Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") established under the Mandatory Provident Fund Ordinance in December 2000. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December 2000 are required to join the MPF Scheme.

For members of the MPF Scheme, the Group contributes 5% of the relevant payroll costs at a maximum of HK$1,000 per month to the Scheme. The ORSO Scheme is funded by monthly contributions from both employees and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of service with the Group.

Where there are employees who leave the ORSO Scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. At 31st March 2008, the total amount of forfeited contributions, which arose upon employees leaving the ORSO Scheme and which are available to reduce the contributions payable in future years, was HK$44,000 (2007: HK$87,000). The amount of forfeited contributions utilised in this manner during the year was HK$354,000 (2007: HK$634,000). At 31st March 2008, contributions of HK$2,996,000 (2007: HK$2,015,000) due in respect of the reporting period were paid over to the ORSO Scheme in April 2008.

The Group also participates in the employee pension schemes in countries or locations where the Group operates. The Group is required to make monthly defined contributions at rates calculated as a percentage of the monthly payroll.

46 購股權計劃(續)

(b) 其士泛亞控股有限公司之購股權計劃

本公司之附屬公司於二零零二年九月二十日採納購股權計劃(「其士泛亞計劃」),其條款與本公司之本計劃相似。並無購股權根據其士泛亞計劃授出。

47 退休福利

本集團為香港及海外僱員設立多個退休福利計劃。在香港,本集團參與屬界定供款之(一)按《職業退休計劃條例》註冊之職業退休計劃(簡稱「公積金計劃」)及(二)於二零零零年十二月強積金計劃實行時開始生效之強制性公積金計劃(簡稱「強積金計劃」)。計劃中的資產與本集團之資產分開持有,並由信託公司保管及管理。公積金計劃成員於強積金計劃實行時曾有一次選擇權,選擇繼續為公積金計劃成員或參與強積金計劃。所有於二零零零年十二月一日或以後入職本集團之僱員,則需參與強積金計劃。

在強積金計劃中,僱主的供款額是按僱員每月有關入息的5%計算,每月上限為港幣1,000元。在公積金計劃中,僱員及僱主的供款額則按僱員年資,以僱員基本工資的5%至7.5%計算。

公積金計劃成員於離職時因年資關係不獲歸屬之僱主結餘部份,可作為集團扣減僱主供款之用。於二零零八年三月三十一日,因成員離職而不獲歸屬之僱主結餘部份,未扣減數目為港幣44,000元(二零零七年:港幣87,000元)。於本年度以此形式動用之扣減數目為港幣354,000元(二零零七年:港幣634,000元)。於二零零八年三月三十一日,記錄期間之應付未付的公積金供款為港幣2,996,000元(於二零零八年四月支付,二零零七年:港幣2,015,000元)。

本集團亦參與本集團經營業務之國家及地區之僱員退休金計劃。本集團須按月供既定款項,金額為每月薪酬之若干百分比。

48 RELATED PARTY TRANSACTIONS

Details of the material transactions entered into during the year with related parties are as follows:

48 有關連人士之交易

於本年度與有關連人士之重要交易詳情如下：

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Interest income from associates	來自聯營公司之利息收入	165	735
Interest income from jointly controlled entities	來自共同控制企業之利息收入	1,257	2,900
Rental income from an associate	來自聯營公司之租金收入	342	–
Purchases from an associate	自聯營公司採購	11,564	–

The remuneration of Directors, which is also considered to be key management of the Group, during the year were disclosed in note 42.

本年度董事（彼等亦被視為本集團主要管理層成員）之薪酬於附註42中披露。

49 EVENTS AFTER BALANCE SHEET DATE

Pursuant to a share purchase agreement dated 16 May 2008 entered into among the Company, CPT Belgium Holdings SPRL, a wholly-owned subsidiary of the Group, and Sekisui Chemical Co., Ltd. ("Sekisui"), an independent third party, the Group conditionally agreed to sell whereby Sekisui conditionally agreed to purchase 75% equity interest in CPT Chevalier Pipe Technologies GmbH (the "CPT") and certain of its subsidiaries (the "CPT Group") at a consideration of US$37.5 million (approximately HK$292.5 million). The completion of the transaction is conditional upon approval of relevant regulatory bodies in place of operations of the disposed entities. Also, the agreed consideration of transaction is subject to the consolidated net asset value of the CPT Group being not less than US$29.5 million (approximately HK$230.1 million) (the "Minimum NAV") as at 31 March 2008, any shortfall shall be compensated by the Group (the "Compensation").

Based on the Minimum NAV and the consideration of the purchase, the Group has estimated the gain on disposal to be approximately US$15.4 million (approximately HK$120.1 million). The actual gain or loss resulting from the transaction however will be determined based on the actual consolidated net asset value of the CPT Group as the date of completion of the transaction with adjustment on the Compensation, if any.

49 結算日後事項

根據本公司、CPT Belgium Holdings SPRL（本集團之全資附屬公司）及積水化學工業株式會社（「積水」，為獨立第三方）於二零零八年五月十六日訂立之股份收購協議，本集團有條件同意出售而積水有條件同意購買CPT Chevalier Pipe Technologies GmbH（「CPT」）及其若干附屬公司（「CPT集團」）75%之股本權益，代價為37,500,000美元（約港幣292,500,000元）。該交易須待有關出售實體之營運地點所在的監管機構批准後方告完成。同時，CPT集團於二零零八年三月三十一日之綜合資產淨值須不少於29,500,000美元（相等於約港幣230,100,000元）（「最低資產淨值」）（本集團須就任何差額作出補償（「補償」）），該交易之協定代價方屬有效。

根據最低資產淨值及收購代價，本集團估計出售事項之收益約為15,400,000美元（約港幣120,100,000元）。該交易所產生之實際收益或虧損將取決定CPT集團於該交易完成日期經調整補償（如有）之實際綜合資產淨值。

50 CASH GENERATED FROM OPERATIONS　50 經營產生之現金

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Profit before taxation	除稅前溢利	**411,970**	408,050
Adjustments for:	調整：		
Share of results of associates	所佔聯營公司業績	**(27,258)**	(5,263)
Share of results of jointly controlled entities	所佔共同控制企業業績	**(2,909)**	3,159
Interest from bank deposits	銀行存款之利息收入	**(16,420)**	(14,263)
Interest from amounts due from associates	應收聯營公司帳款之利息收入	**(165)**	(735)
Interest from amounts due from jointly controlled entities	共同控制企業借款之利息收入	**(1,257)**	(2,900)
Interest on bank loans and overdrafts	銀行借款及透支之利息	**90,511**	96,391
Interest on convertible bonds wholly repayable within five years	償還期於五年內之可換股債券之利息	**35,532**	25,965
Dividend income from listed securities	上市證券之股息收入	**(11,079)**	(9,260)
Depreciation	折舊	**89,156**	86,429
Amortisation of other intangible assets	其他無形資產攤銷	**3,986**	3,603
Net loss/(gain) on disposal of property, plant and equipment and prepaid lease payment	出售物業、廠房及設備及預付租賃款項淨虧損／(收益)	**1,438**	(7,406)
Net loss on disposal of investment properties	出售投資物業之淨虧損	**653**	–
Increase in fair value of investment properties	投資物業之公允值增加	**(387,263)**	(53,362)
Fair value gain on derivative component of convertible bonds	可換股債券衍生工具部分之公允值收益	**(23,912)**	(26,489)
Transaction costs related to derivative component of convertible bonds	與可換股債券衍生工具部份相關之交易成本	**–**	2,029
Gain on disposal of jointly controlled entities	出售共同控制企業之收益	**–**	(19,714)
Decrease/(increase) in fair value of derivative financial instruments	衍生財務工具之公允值減少／(增加)	**24,332**	(22,222)
Decrease/(increase) in fair value of investments at fair value through profit or loss	於損益帳按公允值處理的投資之公允值減少／(增加)	**87,723**	(90,179)
Reversal of provision for bad debt	撥回壞帳撥備	**(7,770)**	(7,636)
Amortisation of prepaid lease payments	預付租賃款項攤銷	**11,783**	11,743
Amortisation of prepaid lease payments on properties for sale	待售物業之預付租賃款項攤銷	**2,613**	1,770
(Write back)/write down of properties for sale to net realisable value	待售物業(撥回)／減值至可變現淨值	**(11,831)**	10,058
Write down of inventories to net realised value	減值存貨至可變現淨值	**1,315**	3,674
(Write back of)/provision for impairment loss on prepaid lease payments	預付租賃付款減值虧損(撥回)／撥備	**(2,637)**	1,628
Impairment loss on available-for-sale investments	可出售的投資之減值虧損	**835**	1,473
Impairment loss on other intangible assets	其他無形資產之減值虧損	**–**	2,157
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	**7,415**	13,754
Impairment loss on goodwill	商譽之減值虧損	**–**	5,000
Operating cash flows before movements in working capital	營運資金變動前之經營現金流量	**276,761**	417,454

50 CASH GENERATED FROM OPERATIONS (continued)

50 經營產生之現金(續)

		2008 二零零八年 HK$'000 港幣千元	2007 二零零七年 HK$'000 港幣千元
Changes in working capital	營運資金變動		
Increase in inventories	存貨增加	**(35,051)**	(45,975)
Decrease in properties for sale	待售物業減少	**64,634**	43,001
Increase in debtors, deposits and prepayments	應收帳款、存出按金及預付款項增加	**(260,955)**	(86,517)
Decrease in amounts due from customers for contract work	就合約工程應向客戶收取之款項減少	**31,604**	22,059
Net decrease in investments at fair value through profit or loss	於損益帳按公允值處理的投資淨減少	**367,348**	229,596
Increase/(decrease) in creditors, deposits and accruals	應付帳款、存入按金及預提費用增加/(減少)	**119,505**	(72,078)
Decrease in unearned insurance premiums	未滿期保險費減少	**(8,103)**	(8,435)
Decrease in outstanding insurance claims	未決保險索償減少	**(39,765)**	(29,714)
Increase in amounts due to associates	應付聯營公司帳款增加	**2,497**	1,006
Increase in amounts due to customers for contract work	就合約工程應向客戶支付之款項增加	**52,568**	71,161
Increase/(decrease) in deferred income	遞延收入增加/(減少)	**3,112**	(1,958)
Exchange difference	匯兌調整	**21,302**	10,525
		595,457	550,125

51 PRINCIPAL SUBSIDIARIES

51 主要附屬公司

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本/註冊股本	Number of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 %	Indirectly 間接 %	Principal activities 主要業務
Chevalier (Aluminium Engineering) Hong Kong Limited 其士(鋁工程)香港有限公司	Hong Kong 香港	Ordinary 普通	HK$2 港幣2元	2	–	100	Supply and installation of aluminium building materials and curtain walls 鋁質建築材料及玻璃幕牆之供應及安裝
Chevalier (Aluminium Engineering) Limited 其士(鋁工程)有限公司	Hong Kong 香港	Ordinary 普通	HK$100 港幣100元	100	–	100	Supply and installation of aluminium building materials and curtain walls 鋁質建築材料及玻璃幕牆之供應及安裝
		Deferred 遞延	HK$2 港幣2元	2	–	100	
Chevalier Automobiles Inc.	Canada 加拿大	Common 普通	C$101 101加拿大元	200	–	100	Sale and servicing of automobiles 汽車銷售及維修服務
Chevalier (Building Supplies & Engineering) Limited 其士(建材工程)有限公司	Hong Kong 香港	Ordinary 普通	HK$100 港幣100元	100	–	100	Supply and installation of building materials and trading of forklift trucks and generators 建築材料供應及安裝及經營搬運車與發電機貿易
		Deferred 遞延	HK$2 港幣2元	2	–	100	
Chevalier (Chengdu) Investment Management Limited (note 1) 其士(成都)投資管理有限公司(附註1)	Mainland China 中國內地	Not applicable 不適用	RMB250,000,000 人民幣250,000,000元	Not Applicable 不適用	–	100	Investment holding and providing management service 投資控股及提供管理服務

51 PRINCIPAL SUBSIDIARIES (continued) 51 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/registered capital 已發行及繳足股本/註冊股本	Number of shares 股份數目	Effective percentage of issued share capital/registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 %	Indirectly 間接 %	Principal activities 主要業務
Chevalier Chrysler Inc.	Canada 加拿大	Common 普通	C$101 101加拿大元	200	-	100	Sale and servicing of automobiles 汽車銷售及維修服務
Chevalier Civil Engineering (Hong Kong) Limited 其士土木工程(香港)有限公司	Hong Kong 香港	Ordinary 普通	HK$100 港幣100元	100	-	100	Civil engineering 土木工程
Chevalier (Civil Engineering) Limited 其士(土木工程)有限公司	Hong Kong 香港	Ordinary 普通	HK$49,991,002 港幣49,991,002元	49,991,002	-	100	Civil engineering 土木工程
		Deferred 遞延	HK$24,964,002 港幣24,964,002元	24,964,002	-	100	
Chevalier Cold Storage and Logistics Limited 其士冷藏物流有限公司	Hong Kong 香港	Ordinary 普通	HK$2 港幣2元	2	-	75	Operation of a cold storage warehouse and logistic 經營冷凍倉庫及物流
Chevalier (Construction) Company Limited 其士(建築)有限公司	Hong Kong 香港	Ordinary 普通	HK$60,500,000 港幣60,500,000元	60,500,000	-	99.6	Building construction and maintenance 樓宇建築及保養
Chevalier Construction (Hong Kong) Limited 其士建築(香港)有限公司	Hong Kong 香港	Ordinary 普通	HK$1,000 港幣1,000元	100	-	100	Building construction 樓宇建築
		Deferred 遞延	HK$10,000 港幣10,000元	1,000	-	100	
Chevalier Development (S) Pte. Ltd.	Singapore 新加坡	Ordinary 普通	S$2,500,000 2,500,000新加坡元	2,500,000	-	100	Property investment 物業投資
Chevalier Enviro Services, Inc.	Philippines 菲律賓	Common 普通	Peso8,750,000 8,750,000菲律賓比索	87,500	-	100	Trade or business of waste disposal 經營廢物處理業務

51 PRINCIPAL SUBSIDIARIES (continued) 51 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本/註冊股本	Number of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 %	Indirectly 間接 %	Principal activities 主要業務
Chevalier (E & M Contracting) Limited 其士(機電工程)有限公司	Hong Kong 香港	Ordinary 普通	HK$69,200,000 港幣69,200,000元	69,200,000	–	100	Installation of electrical and mechanical equipment and provision of project management service 安裝機電設備及提供項目管理服務
Chevalier Engineering (S) Pte. Ltd.	Singapore 新加坡	Ordinary 普通	S$500,000 500,000新加坡元	500,000	–	100	Installation and maintenance of lifts 安裝及保養升降機
Chevalier (Envirotech) Limited 其士(環境技術)有限公司	Hong Kong 香港	Ordinary 普通	HK$127,600,000 港幣127,600,000元	127,600,000	–	100	Environmental engineering 環保工程
Chevalier (HK) Limited 其士(香港)有限公司	Hong Kong 香港	Ordinary 普通	HK$143,085,000 港幣143,085,000元	572,340,000	100	–	Marketing, installation and maintenance of lifts, escalators and air-conditioning systems, supply and servicing of power equipment and industrial equipment 供應、安裝及保養升降機、自動梯及冷氣系統、供應電力及工業設備
Chevalier (Insurance Brokers) Limited 其士(保險顧問)有限公司	Hong Kong 香港	Ordinary 普通	HK$1,000,000 港幣1,000,000元	1,000,000	100	–	Insurance brokerage 保險顧問
Chevalier Insurance Company Limited 其士保險有限公司	Hong Kong 香港	Ordinary 普通	HK$200,000,000 港幣200,000,000元	200,000,000	100	–	Insurance underwriting 保險業務

51 PRINCIPAL SUBSIDIARIES (continued)

51 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/registered capital 已發行及繳足股本/註冊股本	Number of shares 股份數目	Effective percentage of issued share capital/registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 %	Indirectly 間接 %	Principal activities 主要業務
Chevalier International (USA) Inc.	U.S.A. 美國	Common 普通	US$4,012,000 4,012,000美元	4,012,000	–	100	Grocery trading 雜貨貿易
Chevalier iTech Services Limited 其士科技工程有限公司	Hong Kong 香港	Ordinary 普通	HK$2 港幣2元	2	–	100	Trading and servicing of computer and business machines 電腦及商業機器貿易及維修
Chevalier iTech Thai Limited (note 3) (附註3)	Thailand 泰國	Ordinary 普通	BAHT18,980,000 18,980,000泰銖	189,800	–	100	Trading of computer and business machines 電腦及商業機器貿易
		Preference 優先	BAHT1,020,000 1,020,000泰銖	10,200	–	100	
Chevalier Lifts Engineering (Shenzhen) Co., Ltd. (note 1) 其士電梯工程(深圳)有限公司(附註1)	Mainland China 中國內地	Not applicable 不適用	RMB19,000,000 人民幣19,000,000元	Not applicable 不適用	–	100	Installation and maintenance of lifts 升降機之安裝及維修服務
Chevalier (Network Solutions) Limited 其士(網絡科技)有限公司	Hong Kong 香港	Ordinary 普通	HK$2 港幣2元	2	–	100	Network systems and solution services 網絡系統及科技服務
Chevalier Network Solutions Thai Limited	Thailand 泰國	Ordinary 普通	BAHT15,000,000 15,000,000泰銖	150,000	–	100	Trading of telecommunication equipment 電訊設備貿易
Chevalier (OA) Limited 其士(商業系統)有限公司	Hong Kong 香港	Ordinary 普通	HK$100,000 港幣100,000元	100,000	–	100	Trading of computer and office equipment and provision of repair and maintenance service 電腦及辦公室設備貿易及提供維修保養服務

51 PRINCIPAL SUBSIDIARIES (continued) 51 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業 地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及 繳足股本/ 註冊股本	Number of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 %	Indirectly 間接 %	Principal activities 主要業務
Chevalier Pacific Holdings Limited) (listed on The Stock Exchange of Hong Kong Limited) 其士泛亞控股有限公司 (於香港聯合交易所有限公司上市)	Bermuda/ Hong Kong 百慕達/ 香港	Ordinary 普通	HK$107,770,008.50 港幣 107,770,008.50元	215,540,017	55.14	–	Investment holding 投資控股
Chevalier Pacific Limited 其士泛亞有限公司	Hong Kong 香港	Ordinary 普通	HK$200,000,000 港幣200,000,000元	200,000,000	–	55.14	Investment holding 投資控股
Chevalier Pipe Rehabilitation Hong Kong Limited 其士管道修復香港有限公司	Hong Kong 香港	Ordinary 普通	HK$43,400,000 港幣43,400,000元	43,400,000	–	100	Design and construction for flushing water, cooling water, gas, sewages and drainage pipelines 設計及建造咸水、冷水、氣體、污水及水渠管道
Chevalier Property Management Limited 其士富居物業管理有限公司	Hong Kong 香港	Ordinary 普通	HK$100 港幣100元	100	–	100	Property management and security services 物業管理及保安服務
		Deferred 遞延	HK$1,002 港幣1,002元	1,002	–	100	
Chevalier (Satellink) Limited 其士(衛星通訊)有限公司	Hong Kong 香港	Ordinary 普通	HK$365,002 港幣365,002元	365,002	–	100	Installation of satellite antennae 裝設衛星電視天線
Chevalier Singapore Holdings Pte. Ltd. 其士新加坡控股私人有限公司	Singapore 新加坡	Ordinary 普通	S$11,250,000 11,250,000 新加坡元	112,500,000	–	100	Marketing, installation and maintenance of lifts and escalators 供應、安裝及保養升降機及自動梯

51 PRINCIPAL SUBSIDIARIES (continued) 51 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本/註冊股本	Number of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 %	Indirectly 間接 %	Principal activities 主要業務
Chevalier (Travel Agency) Limited 其士旅遊有限公司	Hong Kong 香港	Ordinary 普通	HK$1,500,000 港幣1,500,000元	15,000	-	100	Travel agency 旅遊代理
Chevalier (Macau) Limited 其士(澳門)有限公司	Macau 澳門	Ordinary 普通	Marcau Patacas 100,000 100,000澳門元	100	-	100	Installation and maintenance of lifts 升降機安裝及維修服務
CPC Construction Hong Kong Limited 其士基建香港有限公司	Hong Kong 香港	Ordinary 普通	HK$200 港幣200元	2	-	100	Building construction and civil engineering 樓宇建築及土木工程
		Deferred 遞延	HK$25,936,200 港幣25,936,200元	259,362	-	-	
CPT Asia Holdings Limited 其士管道科技亞洲控股有限公司	Hong Kong 香港	Ordinary 普通	HK$230,000,000 港幣230,000,000元	230,000,000	-	100	Investment holding and trading of pipelining materials, machinery and equipment 投資控股及經營管道之物料、機器及設備貿易
Elevator Parts Engineering Company Limited 電梯工程有限公司	Hong Kong 香港	Ordinary 普通	HK$400,000 港幣400,000元	40,000	-	100	Maintenance of lifts and escalators 升降機及自動梯保養及維修服務
Forth Bridge Company Limited	Hong Kong 香港	Ordinary 普通	HK$20 港幣20元	2	-	100	Property investment 物業投資
		Deferred 遞延	HK$10,000 港幣10,000元	1,000	-	100	
Full Ascent Development Limited 騰昇發展有限公司	Hong Kong 香港	Ordinary 普通	HK$2 港幣2元	2	-	75	Property investment 物業投資
Futex Development Limited 富特發展有限公司	Hong Kong 香港	Ordinary 普通	HK$1,000 港幣1,000元	1,000	-	100	Property investment and development 物業投資及發展

51 PRINCIPAL SUBSIDIARIES (continued) 51 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/registered capital 已發行及繳足股本/註冊股本	Number of shares 股份數目	Effective percentage of issued share capital/registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 %	Indirectly 間接 %	Principal activities 主要業務
Gold Express Development Limited 金訊發展有限公司	Hong Kong 香港	Ordinary 普通	HK$100 港幣100元	100	–	100	Property development 物業發展
		Deferred 遞延	HK$2 港幣2元	2	–	100	
Goldyork Investment Limited 金瑞投資有限公司	Hong Kong 香港	Ordinary 普通	HK$2 港幣2元	2	–	100	Property investment 物業投資
Goodkent Limited	Hong Kong 香港	Ordinary 普通	HK$100 港幣100元	100	–	100	Property development 物業發展
		Deferred 遞延	HK$2 港幣2元	2	–	100	
Good Process Limited 騰寶有限公司	Hong Kong 香港	Ordinary 普通	HK$149 港幣149元	149	100	–	Property development 物業發展
		Deferred 遞延	HK$51 港幣51元	51	–	100	
Jiujiang Chevalier Hotel & Travel Co., Ltd. (note 1) 九江其士酒店旅業有限公司(附註1)	Mainland China 中國內地	Not applicable 不適用	RMB25,000,000 人民幣25,000,000元	Not applicable 不適用	–	100	Hotel operation 經營酒店業務
KMG Pipe Technologies GmbH	Germany 德國	Ordinary 普通	Euro25,000 25,000歐羅	2	–	100	Pipe-line engineering and maintenance, rehabilitation and construction of pipelines, including sewage, cleaning, gas and water pipelines, and civil and structural engineering 建造、保養及翻新管道工程(包括污水、清洗、燃氣及供水系統與土木及結構工程)
Lac Kar Investment Company Limited 力加置業有限公司	Hong Kong 香港	Ordinary 普通	HK$3,600,000 港幣3,600,000元	3,600,000	–	100	Property investment 物業投資

51 PRINCIPAL SUBSIDIARIES (continued) 51 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/registered capital 已發行及繳足股本/註冊股本	Number of shares 股份數目	Effective percentage of issued share capital/registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 %	Indirectly 間接 %	Principal activities 主要業務
Lucky Fine Limited 勵發有限公司	Hong Kong 香港	Ordinary 普通	HK$2 港幣2元	2	–	100	Property investment and share dealing 物業投資及股票投資
Macleh (Chevalier) Limited	Canada 加拿大	Common 普通	C$101,100 101,100加拿大元	10,100	–	100	Property investment and hotel operation 物業投資及經營酒店業務
Macont Developments Inc.	Canada 加拿大	Common 普通	C$1,000 1,000加拿大元	1,000	–	100	Property investment 物業投資
Matterhorn Properties Limited	British Virgin Islands/Hong Kong 英屬處女群島/香港	Ordinary 普通	US$1 1美元	1	–	100	Property investment 物業投資
NordiTube Technologies SE	Sweden/Belgium 瑞典/比利時	Ordinary 普通	SEK49,800,000 49,800,000瑞典克朗	99,600,000	–	94.77	Supply PHOENIX process for pipe rehabilitation projects 供應PHOENIX作為加工及活動襯墊作管道翻新項目之用
Oriental Sharp Limited 銳中有限公司	Hong Kong 香港	Ordinary 普通	HK$360,000,000 港幣360,000,000元	360,000,000	–	100	Property development 物業發展
		Deferred 遞延	HK$51 港幣51元	51	–	100	
Pacific Coffee Company Limited	Hong Kong 香港	Ordinary 普通	HK$77,355 港幣77,355元	77,355	–	55.14	Trading of coffee products, operation of coffee shops and provision of maintenance services 咖啡產品貿易及經營咖啡店及提供維修保養
Pacific Coffee Company (S) Pte Ltd	Singapore 新加坡	Ordinary 普通	S$100,000 100,000新加坡元	100,000	–	55.14	Operation of coffee shops 經營咖啡店

51 PRINCIPAL SUBSIDIARIES (continued) 51 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業 地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及 繳足股本/ 註冊股本	Number of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本 或註冊股本權益 Directly 直接 %	Indirectly 間接 %	Principal activities 主要業務
PCC Investment Limited	Hong Kong 香港	Ordinary 普通	HK$2 港幣2元	2	–	55.14	Operation of coffee shops 經營咖啡店
PCC Investment (II) Limited	Hong Kong 香港	Ordinary 普通	HK$2 港幣2元	2	–	55.14	Operating of coffee shops 經營咖啡店
Peak Gain Limited 拔創有限公司	Hong Kong 香港	Ordinary 普通	HK$20 港幣20元	2	–	100	Property investment 物業投資
Proud Rich Limited (note 4) 驕發有限公司(附註4)	Hong Kong 香港	Ordinary 普通	HK$20 港幣20元	2	–	100	Property investment 物業投資
		Deferred 遞延	HK$20 港幣20元	2	–	100	
Rib Loc Group Pty Ltd	Australia 澳洲	Ordinary 普通	A$14,992,299 14,992,299澳元	28,619,521	–	76.88	Franchising, manufacturing and marketing of products and systems in the pipe renovation market, manufacture and marketing of air conditioning ducts and component 於管道翻新市場作產品及系統之特許經營、製造及市場推廣暨冷氣槽及零件之製造及市場推廣
Shanghai Chevalier Lifts Engineering Co., Ltd. (note 1) 上海其士電梯工程有限公司(附註1)	Mainland China 中國內地	Not applicable 不適用	US$1,065,000 1,065,000美元	Not applicable 不適用	–	100	Installation and maintenance of lifts 升降機之安裝及維修服務
CPT Chevalier Pipe Technologies GmbH	Germany 德國	Ordinary 普通	EUR11,500,000 11,500,000歐元	4	–	100	Investment holding 投資控股

51 PRINCIPAL SUBSIDIARIES (continued)

51 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊／營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本／註冊股本	Number of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 %	Indirectly 間接 %	Principal activities 主要業務
Shanghai Chevalier Property Management Co., Ltd. (note 1) 上海其士物業管理有限公司(附註1)	Mainland China 中國內地	Not applicable 不適用	US$3,650,000 3,650,000美元	Not applicable 不適用	-	100	Property management and providing property management consultation 物業管理及提供物業管理諮詢
Shanghai Chevalier Trading Co., Ltd. (note 1) 上海其士貿易有限公司(附註1)	Mainland China 中國內地	Not applicable 不適用	US$1,000,000 1,000,000美元	Not applicable 不適用	-	100	Trading of lifts, escalators, electrical and mechanical equipment 升降機、自動梯及機電產品貿易
Shanghai Chonmain Real Estate Development Co. Ltd. (note 2) 上海創名房地產發展有限公司(附註2)	Mainland China 中國內地	Not applicable 不適用	US$18,000,000 18,000,000美元	Not applicable 不適用	-	80	Property development and investment 物業發展及投資
Sup Aswin Limited	Thailand 泰國	Ordinary 普通	BAHT15,000,000 15,000,000泰銖	150,000	-	100	Property investment 物業投資
Talent Luck Limited 祥龍興業有限公司	Hong Kong 香港	Ordinary 普通	HK$270,000,000 港幣270,000,000元	270,000,000	-	100	Property development and investment 物業發展及投資
		Deferred 遞延	HK$51 港幣51元	51	-	100	
Union Pearl Development Limited 萬珠發展有限公司	Hong Kong 香港	Ordinary 普通	HK$2 港幣2元	2	-	100	Property investment 物業投資
Winfield Development Limited 威方發展有限公司	Hong Kong 香港	Ordinary 普通	HK$2 港幣2元	2	-	100	Property investment 物業投資
Xinyang Chevalier Hotel Co., Ltd. (note 2) 信陽其士大酒店有限公司(附註2)	Mainland China 中國內地	Not applicable 不適用	RMB74,142,781 人民幣74,142,781元	Not applicable 不適用	-	70	Hotel operation 經營酒店業務
東莞其士華盈大酒店有限公司 (note 1) (附註1)	Mainland China 中國內地	Not applicable 不適用	RMB40,000,000 人民幣40,000,000元	Not applicable 不適用	-	100	Hotel operation 經營酒店業務

51 PRINCIPAL SUBSIDIARIES (continued) 51 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本/註冊股本	Number of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 %	Indirectly 間接 %	Principal activities 主要業務
廣州富明投資管理顧問有限公司 (note 2) (附註2)	Mainland China 中國內地	Not applicable 不適用	HK$30,000,000 港幣30,000,000元	Not applicable 不適用	–	90.1	Investment and providing management service 投資及提供管理服務
長春新星宇聖馳房地產開發有限責任公司	Mainland China 中國內地	Not applicable 不適用	RMB200,000,000 人民幣200,000,000元	Not applicable 不適用	–	96	Property development 物業發展
757040 Ontario Limited	Canada 加拿大	Common 普通	C$10 10加拿大元	10	–	100	Property investment 物業投資

Notes:

(1) Established in the Mainland China as wholly foreign owned enterprises.

(2) Established in the Mainland China as sino-foreign owned equity joint ventures.

(3) Preference shares are 10% non-cumulative and every four preference shares of this company carry one vote.

(4) All deferred shares are non-voting and practically have no rights to participate in any distribution upon winding up.

附註:

(1) 以外資全資企業於中國內地成立。

(2) 以中外合資企業於中國內地成立。

(3) 優先股為非累計10%,而該公司之每四股優先股附有一票。

(4) 所有遞延股份皆無投票權,而實際上亦無權在公司清盤時獲得任何分派。

52 PRINCIPAL ASSOCIATES

52 主要聯營公司

Name of associate 聯營公司名稱	Place or country of incorporation/ operation 註冊／營業地點或國家	Class of shares held 股份類別	Effective percentage of issued capital held by the Company indirectly 本公司間接持有已發行股本或註冊股本權益 %	Principal activities 主要業務
K2 Printing Company Limited 倍佳印務有限公司	Hong Kong 香港	Ordinary 普通	49	Property investments 物業投資
Yue Xiu Concrete Company Limited 越秀混凝土有限公司	Hong Kong 香港	Ordinary 普通	25	Manufacturing and provision of concrete 生產及提供混凝土
Sinochina Enterprises Limited	British Virgin Islands/ Hong Kong 英屬處女群島／香港	Ordinary 普通	49	Investment holding 投資控股
四川啟陽汽車貿易有限公司	Mainland China 中國內地	Not applicable 不適用	36	Trading of motor vehicles and provision of maintenance service 汽車貿易及提供保養服務
成都華通豐田汽車銷售服務有限公司	Mainland China 中國內地	Not applicable 不適用	15.2	Trading of motor vehicles and provision of maintenance service 汽車貿易及提供保養服務

All the associates are incorporated and the Group's entitlement to share in the profit or loss in these associates is in proportion to its ownership interest.

本集團享有其聯營公司之盈利或虧損乃按其擁有權益之比例計算，而所有聯營公司皆是已註冊之公司。

53 PRINCIPAL JOINTLY CONTROLLED ENTITIES 53 主要共同控制企業

Name of jointly controlled entity 共同控制企業名稱	Place or country of incorporation or registration/ operation 註冊／營業地點或國家	Class of shares held 股份類別	Form of business structure 商業結構形式	Effective percentage of issued share capital/ registered share capital held by the Company indirectly 本公司間接持有已發行股本或註冊股本權益 %	Principal activities 主要業務
Lam Woo & Company Limited 聯益建造有限公司	Hong Kong 香港	Ordinary 普通	Incorporated 註冊	50	Civil engineering 土木工程
Lam Woo Construction Limited 聯益承建有限公司	Hong Kong 香港	Ordinary 普通	Incorporated 註冊	50	Building maintenance 樓宇保養
深圳其士金峰園房地產開發有限公司 (note)（附註）	Mainland China 中國內地	Not applicable 不適用	Sino-foreign owned equity joint venture 中外合資企業	46	Property development 物業發展
北京鳳桐祥瑞房地產開發有限公司	Mainland China 中國內地	Not applicable 不適用	Domestic enterprise 內資企業	44	Property development 物業發展
成都其士房地產發展有限公司	Mainland China 中國內地	Not applicable 不適用	Wholly foreign owned enterprise 外資全資企業	49	Property development 物業發展

Note: The Group shares 50% in the profit or loss of the jointly controlled entity.

附註：本集團佔共同控制企業50%盈利或虧損。

Except the above-mentioned, the Group's entitlement to share in the profit or loss of the remaining jointly controlled entities is in proportion to its ownership interest.

除以上所述，本集團享有其餘共同控制企業之盈利或虧損乃按其擁有權益之比例計算。

54 COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year presentation.

54 比較數字

若干比較數字已重列以符合本年度之呈列。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular and the enclosed proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 025)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Vice Chairman and Managing Director)*
TAM Kwok Wing *(Deputy Managing Director)*
CHOW Vee Tsung, Oscar
HO Chung Leung
HO Sai Hou

Independent Non-Executive Directors
CHOW Ming Kuen, Joseph
SUN Kai Dah, George
YANG Chuen Liang, Charles

Registered Office
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Principal Place of Business
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

30th July, 2008

To the Shareholders

Dear Sir/Madam,

PROPOSALS RELATING TO RE-ELECTION OF RETIRING DIRECTORS GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The Directors wish to seek the approval of shareholders to re-elect the retiring directors, to obtain general mandates to the Directors of the Company to issue and repurchase shares of HK$1.25 each in the share capital of the Company (the "Share(s)").

This circular is to provide the shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the annual general meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 26th September, 2008 at 10:30 a.m. (the "2008 Annual General Meeting").

* *For identification purpose only*

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Bye-law 95 and 115 of the Bye-laws of the Company, Messrs HO Sai Hou and YANG Chuen Liang, Charles who were appointed as an Executive Director and an Independent Non-Executive Director respectively on 1st April, 2008, will hold office until the 2008 Annual General Meeting and shall then be eligible for re-election at the meeting. Ordinary Resolution will therefore be proposed at the 2008 Annual General Meeting to re-elect Mr HO and Mr YANG as Directors of the Company. In accordance with Bye-law 112 of the Bye-laws of the Company, Mr SUN Kai Dah, George, who has been longest in office since his last election, will retire by rotation at the 2008 Annual General Meeting and being eligible, offer himself for re-election. Ordinary Resolution will therefore be proposed at the 2008 Annual General Meeting to re-elect Mr SUN as Director of the Company. Pursuant to Rule 13.74 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), the details of such Directors are set out below:–

1. **Mr HO Sai Hou**, aged 42, was appointed as an Executive Director and Company Secretary on 1st April, 2008 and is also an Executive Director and Company Secretary of Chevalier Pacific Holdings Limited ("CPHL") (Stock Code: 508), a public company listed on the Stock Exchange. He joined Chevalier Group in 2005 and is also a director of certain companies of the Group and CPHL Group. He is responsible for management of Chevalier Group's accounting and treasury, corporate finance and company secretarial activities. He is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr Ho holds a Bachelor of Social Sciences Degree in Accounting from The University of Hong Kong and completed his EMBA with The China Europe International Business School in 2007. Previously, Mr Ho was the Chief Financial Officer and an executive director of Van Shung Chong Holdings Limited (Stock Code: 1001).

   Save as disclosed above and as at 24th July, 2008, being the latest practicable date prior to the printing of this circular (the "Latest Practicable Date"), Mr Ho has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company or its respective associates. He does not have any interests in the shares of the Company or its respective associates which are required to be disclosed under Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"). There is neither any service contract between the Company and Mr Ho nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Ho is subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. No director's annual emoluments were paid to Mr Ho during the year ended 31st March, 2008. Mr Ho's 2008/09 annual emoluments will be determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

2. **Mr YANG Chuen Liang, Charles** *J.P.*, aged 49, was appointed as an Independent Non-Executive Director, chairman of the Audit Committee and a member of the Remuneration Committee of the Company on 1st April, 2008. He is a qualified accountant and company secretary of Changan Minsheng APLL Logistics Co., Ltd. (Stock Code: 8217) which is listed on the Stock Exchange. Previously, he was the Chief Financial Officer and Director of Hong Kong Asia Television Limited. Mr Yang is a partner of S. Y. Yang & Company, Practising firm of Accountants and a member of the Institute of Chartered Accountants in England & Wales and the Hong Kong Institute of Certified Public Accountants. Mr Yang obtained a Master Degree in Business Administration from The City University London in 1983.

   Mr Yang was appointed as Justice of the Peace by the Hong Kong SAR Government ("HKSAR") in 2004. He was selected as "Outstanding Accountant Ambassador" by the Hong Kong Institute of Certified Public Accountants in 2004. He is currently a member of Hubei CPPCC. Mr Yang is the Chairman of Admissions, Budget and Allocations Committee and a Director of The Community Chest. He is also a member of the HKSAR Chinese Medicine Council and Partnership Fund For The Disadvantaged.

   Save as disclosed above and as at the Latest Practicable Date, Mr Yang has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company or its respective associates. He does not have any interests in the shares of the Company which are required to be disclosed under Part XV of the SFO. There is neither any service contract between the Company and Mr Yang nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Yang is subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. Mr Yang is entitled to an annual emoluments of HK$150,000 which is determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

3. **Mr SUN Kai Dah, George**, aged 68, was appointed as an Independent Non-Executive Director and a member of the Audit Committee and Remuneration Committee of the Company on 31st March 2006. He has extensive experience in business management. He was the founder of Zindart Limited, a company incorporated in 1978 and listed on the United States NASDAQ. He has retired from the position of Chief Executive Officer of Zindart Limited since 1998.

Save as disclosed above and as at the Latest Practicable Date, Mr Sun has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company or its respective associates. He does not have any interests in the shares of the Company which are required to be disclosed under Part XV of the SFO. There is neither any service contract between the Company and Mr Sun nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Sun is subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. The director's annual emoluments of HK$150,000 were paid to Mr Sun during the year ended 31st March, 2008 as determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

In relation to the re-election of the above Directors, there is no information to be disclosed pursuant to any of the requirements under rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters concerning them that need to be brought to the attention of the shareholders of the Company.

SHARE ISSUE MANDATE

Resolution 5 to be proposed at the 2008 Annual General Meeting ("Resolution 5") relates to the granting of a general mandate which will empower the Directors of the Company to issue new Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution (including making and granting offers, agreements and options which would or might require Shares to be issued, allotted or disposed of) during the period up to the next annual general meeting of the Company, or at the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or on revocation of Resolution 5 by an ordinary resolution of the shareholders at general meeting, whichever is the earliest.

As at the Latest Practicable Date, there were 278,582,090 Shares in issue. Therefore, subject to the passing of the proposed Resolution 5 at the 2008 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Shares will be repurchased by the Company, the Company would be allowed under the mandate to issue a maximum of 55,716,418 Shares.

REPURCHASE OF SHARES

The Company is allowed by its Memorandum of Association and Bye-laws and the applicable laws and regulations of Bermuda to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 2008 Annual General Meeting ("Resolution 6") relates to the granting of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, the Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution (the "Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at the Latest Practicable Date, there were 278,582,090 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2008 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Shares will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 27,858,209 Shares.

REASONS FOR REPURCHASE

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when Shares were trading at a substantial discount to their underlying net asset value. Repurchases of the Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the trading volume of the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the latest audited financial statements of the Company for the year ended 31st March, 2008, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the applicable laws and regulations of Bermuda which provide that the Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of the Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws of Bermuda.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell the Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 2008 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 2008 Annual General Meeting.

If, on the exercise of the powers granted under the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of such increase, may obtain or consolidate control of the Company and thereby obliged to make a mandatory general offer in accordance with rule 26 of the Takeovers Code.

As at the Latest Practicable Date and insofar the Directors of the Company are aware of, the substantial shareholders of the Company are as follows:–

Name of Substantial Shareholder	Capacity	Number of Shares held	Number of underlying Shares held (under equity derivatives of the Company)	% of Issued Share Capital at present (%)	% of Issued Share Capital if power is exercised in full to repurchase Shares (%)
CHOW Yei Ching	Beneficial owner	154,682,359(L)	–	55.52 (L)	61.69 (L)
MIYAKAWA Michiko	Beneficial owner	154,682,359(L) *(Note 1)*	–	55.52 (L)	61.69 (L)
The Goldman Sachs Group, Inc.	Interest of controlled corporation	–	26,993,989 (L) 2,306,933 (S) *(Note 2)*	9.69 (L) 0.83 (S)	10.77 (L) 0.92 (S)
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation	–	23,992,101 (L) 2,306,933 (S) *(Note 3)*	8.61 (L) 0.83 (S)	9.57 (L) 0.92 (S)
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation	–	23,992,101 (L) 2,306,933 (S) *(Note 3)*	8.61 (L) 0.83 (S)	9.57 (L) 0.92 (S)
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation	–	23,992,101 (L) 2,306,933 (S) *(Note 3)*	8.61 (L) 0.83 (S)	9.57 (L) 0.92 (S)
Goldman Sachs International	Beneficial owner	–	23,992,101 (L) 2,306,933 (S) *(Note 3)*	8.61 (L) 0.83 (S)	9.57 (L) 0.92 (S)
The Goldman, Sachs & Co. L.L.C.	Interest of controlled corporation	3,001,888(L) *(Note 4)*	–	1.08 (L)	1.20 (L)
Goldman Sachs & Co	Beneficial owner	3,001,888(L) *(Note 4)*	–	1.08 (L)	1.20 (L)

Notes:

(1) Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, is deemed to be interested in the same parcel of 154,682,359 Shares held by Dr Chow.

(2) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 Shares held by Goldman Sachs & Co and the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds (as defined below) held by Goldman Sachs International. The Convertible Bonds are issued by the Company to Goldman Sachs International on 26th July, 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(3) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C..

(4) The Goldman, Sachs & Co. L.L.C. is taken to be interested in the 3,001,888 Shares held by Goldman Sachs & Co. Goldman Sachs & Co is owned as to 99.8% by The Goldman Sachs Group, Inc. and the remaining 0.2% by The Goldman, Sachs & Co. L.L.C. (which is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.).

The letter "L" denotes a long position and the letter "S" denotes a short position.

In the event that the Directors of the Company shall exercise in full such powers under the Repurchase Proposal and on the basis that there is no other change in the then issued share capital of the Company, the interest of the above substantial shareholders would be increased to approximately the percentage shown in the last column above. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under rule 26 of the Takeovers Code. The number of Shares held by the public would not fall below 25% of the issued share capital of the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months prior to the Latest Practicable Date were as follows:–

	Highest *HK$*	**Lowest** *HK$*
July 2007	9.50	8.52
August 2007	9.44	8.15
September 2007	8.93	8.43
October 2007	9.40	8.40
November 2007	8.99	8.39
December 2007	9.00	7.90
January 2008	8.15	7.20
February 2008	7.51	7.18
March 2008	7.50	5.88
April 2008	6.65	6.05
May 2008	6.97	6.40
June 2008	7.09	6.52
July 2008 (up to the Latest Practicable Date)	7.78	6.95

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

EXTENSION OF SHARE ISSUE MANDATE

Resolution 7 to be proposed at the 2008 Annual General Meeting ("Resolution 7") relates to the extension of the 20 per cent general mandate to be granted. Subject to the passing at the 2008 Annual General Meeting of Resolution 5, Resolution 6 and Resolution 7, the Directors of the Company will be given a general mandate to add all those number of Shares which may from time to time be purchased under the Repurchase Proposal to the 20 per cent general mandate, thus, the limit of the share issue mandate would include, in addition to the 20 per cent limit as aforesaid, the number of Shares repurchased under the Repurchase Proposal.

2008 ANNUAL GENERAL MEETING

The notice convening the 2008 Annual General Meeting is set out on pages 7 to 8 of this circular.

A form of proxy for use at the 2008 Annual General Meeting is being sent to the shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2008 Annual General Meeting if you so wish.

PROCEDURES BY WHICH SHAREHOLDERS MAY DEMAND POLL

Pursuant to Bye-law 76 of the Bye-law of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(i) the chairman of the meeting; or

(ii) at least three shareholders present in person or by proxy or by representative for the time being entitled to vote at the meeting; or

(iii) any shareholder or shareholders present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) any shareholder or shareholders present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

If a poll is demanded otherwise than on the election of a chairman of the meeting or on any question of adjournment, it shall be taken in such manner at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman of the meeting directs. No notice needs to be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

Unless a poll is so demanded and the demand is not withdrawn, a declaration of the result on a show of hands by the chairman of the meeting and an entry to that effect in the minutes book shall be conclusive evidence of the voting result.

RECOMMENDATION

The Directors consider that the re-election of the retiring Directors, the Share Issue Mandate, the Repurchase Proposal and the Extension of Share Issue Mandate are in the best interests of the Company and its shareholders and accordingly recommend all the shareholders to vote in favour of the relevant resolutions to be proposed at the 2008 Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 025)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 26th September, 2008 at 10:30 a.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2008.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next Annual General Meeting of the Company;

* *For identification purpose only*

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
HO Sai Hou
Company Secretary

Hong Kong, 30th July, 2008

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, TRICOR STANDARD LIMITED at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) An explanatory statement regarding the proposals of re-electing the retiring Directors of the Company, granting general mandates to issue new shares and to repurchase own shares of the Company will be despatched to the members of the Company together with this notice.

(d) Information on the retiring Directors are set out in pages 2 to 3 to this circular which this notice forms part.

(ii) 依照本公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議（惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排）。」

六、「**動議**：

(甲) 根據下文（乙）節之限制下，一般及無條件批准董事會根據一切適用之法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間（按決議案五（丁）之定義）內行使本公司一切權力購回本公司股本中之股份；及

(乙) 本公司根據上文（甲）節所賦予之批准而購回之股份面值總額，不得超過本公司於通過此決議案當日之已發行股本總面值百分之十，而上文（甲）節之批准亦須以此為限。」

七、「**動議**擴大授予本公司董事會根據本股東週年大會之通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第六項普通決議案授予之權力所購回之本公司股本總面值數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

承董事會命
公司秘書
何世豪

香港，二零零八年七月三十日

主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件（如有），須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處卓佳標準有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，方為有效。

(3) 一份有關提議重選本公司退任董事、授予一般權力以發行新股份和回購本身股份之說明文件將連同本通告寄予本公司各股東。

(4) 退任董事詳情刊載於本通函第二至三頁內（本通告為其一部份）。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號:025)

茲通告本公司訂於二零零八年九月二十六日(星期五)上午十時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會,藉以討論下列決議案:—

作為普通事項

一、 省覽截至二零零八年三月三十一日止年度之經審核財務報表及董事會報告書與核數師報告書。

二、 宣佈派發末期股息。

三、 重選屆滿卸任之董事並授權董事會釐定董事酬金。

四、 續委聘核數師並授權董事會釐定其酬金。

並作為特別事項,考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案:—

普通決議案

五、 「**動議**:

(甲) 根據下文(丙)節之限制下,一般及無條件批准本公司董事會於有關期間(定義見本文)內行使本公司一切權力,以配發、發行及以其他方式處置本公司股本中之額外股份,並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及購股權;

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及購股權;

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發(不論根據購股權或其他事項)之股本面值總額,不包括根據(i)配售股份(定義見本文);(ii)本公司根據僱員購股權計劃授出之權利行使;或(iii)根據本公司之公司細則不時發行以股代息等情況所配發之股份,不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十,故上文所述之批准亦須受此數額限制;及

(丁) 就本決議案及決議案六而言:—

「有關期間」指由本決議案通過之日至下列最早日期止之期間:—

(i) 本公司下屆股東週年大會結束之日;

* *僅供識別*

二零零八年度股東週年大會

召開二零零八年度股東週年大會之通告載於本通函第7頁至第8頁內。

該二零零八年度股東週年大會上適用之代表委任表格現連同本通函一併寄予各股東。無論　閣下能否出席該大會，均請按照代表委任表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處卓佳標準有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回代表委任表格後，　閣下仍可出席二零零八年度股東週年大會及於會上投票。

股東可要求以股數投票表決之程序

根據本公司之《公司細則》第76條細則之規定，一項於股東大會上提呈之決議案將以舉手方式表決，除非以下人士在宣佈以舉手方式表決之結果前或當時提出以股數投票方式進行表決：

(i)　大會主席；或

(ii)　至少三名親身或委派代表或受權人出席大會並有權投票之股東；或

(iii)　任何親身或委派代表或受權人出席大會之一名或以上之股東，佔有不少於所有有權於大會投票之股東之總投票權之十份之一；或

(iv)　任何親身或委派代表或受權人出席大會之一名或以上之股東，且持有賦予其權利於大會上投票之股份所涉及之已繳足股本總額不少於賦有該等權利之所有股份所涉及之已繳足股本總額之十份之一。

倘若以股數投票表決之要求獲正式提出，而有關事項並不是推選大會主席或關於續會，則有關事項須按大會主席指定之形式及時間（不遲於要求投票表決或要求續會日期起30日）和地點以股數投票方式表決。倘若以股數投票表決之決議未能即時通過，本董事會亦無須就延會上將會以股數投票表決之事務發出任何通知。以股數投票表決之結果應視作為提出投票表決之大會上之決議案。以股數投票表決之要求可予撤回。

除非以股數投票表決之要求是按上述方式提出及此要求不被撤回，否則大會主席所宣佈之舉手方式表決結果及將此登記入會議記錄簿內將成為表決結果之確實證據。

推薦意見

董事認為重選退任董事、股份發行授權、回購建議及擴大股份發行之授權均符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於二零零八年度股東週年大會上提呈之相關決議案。

此　致

列位股東　台照

承董事會命
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零八年七月三十日

附註：

(1) 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之154,682,359股股份。

(2) Goldman Sachs & Co持有3,001,888股股份及Goldman Sachs International持有21,685,168股可換股債券（見下文所述）。本公司於二零零六年七月二十六日發行該可換股債券予Goldman Sachs International。The Goldman Sachs Group, Inc.被視為持有該等股份之權益。Goldman Sachs & Co及Goldman Sachs International均為The Goldman Sachs Group, Inc.的全資附屬公司。

(3) Goldman Sachs International持有21,685,168股可換股債券。Goldman Sachs (UK) L.L.C.、Goldman Sachs Group Holdings (U.K.)及Goldman Sachs Holdings (U.K.)被視為持有該等股份之權益。Goldman Sachs Holdings (U.K.)持有Goldman Sachs International 99%股權；而Goldman Sachs Group Holdings (U.K.)及Goldman Sachs (UK) L.L.C.持有Goldman Sachs International 100%股權。

(4) Goldman Sachs & Co持有3,001,888股股份；而The Goldman, Sachs & Co. L.L.C.被視為持有該等股份。The Goldman Sachs Group, Inc.及The Goldman, Sachs & Co. L.L.C.分別持有Goldman Sachs & Co 99.8%及0.2%。The Goldman, Sachs & Co. L.L.C.為The Goldman Sachs Group, Inc.的全資附屬公司。

「L」表示好倉。「S」表示短倉。

倘本公司董事行使根據購回建議一切權力，以及按本公司當時之已發行股本並無任何其他變動之基準，上述主要股東之權益會增至上述最後一欄之百分比約數。本公司董事認為此項增加將不會導致須遵照收購守則第26條規定提出強制收購之後果。公眾人士持有之股份數目不會低於本公司已發行股本之25%。

股份價格

股份於最後實際可行日期前的過去十二個月內每月在聯交所買賣錄得之最高及最低成交價如下：—

	最高 *港元*	最低 *港元*
二零零七年七月	9.50	8.52
二零零七年八月	9.44	8.15
二零零七年九月	8.93	8.43
二零零七年十月	9.40	8.40
二零零七年十一月	8.99	8.39
二零零七年十二月	9.00	7.90
二零零八年一月	8.15	7.20
二零零八年二月	7.51	7.18
二零零八年三月	7.50	5.88
二零零八年四月	6.65	6.05
二零零八年五月	6.97	6.40
二零零八年六月	7.09	6.52
二零零八年七月（截至最後實際可行日期）	7.78	6.95

本公司購回股份

在本通函日期前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

擴大發行股份授權

第七項決議案將提呈於二零零八年度股東週年大會（「第七項決議案」）有關擴大將授予董事一般性授權發行本公司百分之二十之股份。待於二零零八年度股東週年大會上通過第五項、第六項及第七項決議案，本公司董事將獲授予一般性授權隨時發行本公司最多百分之二十之股份，並額外擴大授權以增加不時於購回建議下購回之所有該等股份數目，因此，發行股份授權之限額將包括（除上述百分之二十之限額）根據購回建議所購回之股份數目。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則及百慕達適用法例及規則所批准可作該等用途之資金。根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事已向聯交所承諾將根據上市規則及百慕達所有適用法例之規定，按提呈之第六項決議案行使本公司購回之權力。

本公司各董事（就彼等作出一切合理查詢後所知）及彼等之任何聯繫人士目前概無意待購回建議於二零零八年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於二零零八年度股東週年大會上獲股東批准後，出售任何股份或彼等已承諾不會出售彼等持有之任何股份予本公司。

倘根據購回建議行使權力後，股東所佔本公司之投票權比例有所增加，則就香港公司收購及合併守則（「收購守則」）第32條而言，上述增加將視為一項收購。因此，一名股東或一群與其一致行動之股東（定義見收購守則）可能取得或鞏固本公司之控制權（視乎該等增加之數額），而須根據收購守則第26條提出強制全面收購建議。

據本公司董事所知悉，於最後實際可行日期，本公司主要股東如下：

主要股東	身份	持股份數量	持相關股份數量（本公司衍生股份）	佔已發行股本之百分比(%) 現時 百分比(%)	佔已發行股本之百分比(%) 倘全面行使購回股份權力 百分比(%)
周亦卿	實益擁有人	154,682,359(L)	–	55.52 (L)	61.69 (L)
宮川美智子	實益擁有人	154,682,359(L) *(附註1)*	–	55.52 (L)	61.69 (L)
The Goldman Sachs Group, Inc.	受控制公司之權益	–	26,993,989 (L) 2,306,933 (S) *(附註2)*	9.69 (L) 0.83 (S)	10.77 (L) 0.92 (S)
Goldman Sachs (UK) L.L.C.	受控制公司之權益	–	23,992,101 (L) 2,306,933 (S) *(附註3)*	8.61 (L) 0.83 (S)	9.57 (L) 0.92 (S)
Goldman Sachs Group Holdings (U.K.)	受控制公司之權益	–	23,992,101 (L) 2,306,933 (S) *(附註3)*	8.61 (L) 0.83 (S)	9.57 (L) 0.92 (S)
Goldman Sachs Holdings (U.K.)	受控制公司之權益	–	23,992,101 (L) 2,306,933 (S) *(附註3)*	8.61 (L) 0.83 (S)	9.57 (L) 0.92 (S)
Goldman Sachs International	實益擁有人	–	23,992,101 (L) 2,306.933 (S) *(附註3)*	8.61 (L) 0.83 (S)	9.57 (L) 0.92 (S)
The Goldman, Sachs & Co. L.L.C.	受控制公司之權益	3,001,888(L) *(附註4)*	–	1.08 (L)	1.20 (L)
Goldman Sachs & Co	實益擁有人	3,001,888(L) *(附註4)*	–	1.08 (L)	1.20 (L)

除上文披露外及於最後實際可行日期，孫先生於過往三年概無擔當任何上市公司董事之職位，亦無於本集團任何成員公司擔當任何職務；與本公司其他董事、高級管理人員、主要股東或控股股東或其各自之聯繫人亦概無任何關係，亦無持有須根據證券及期貨條例第XV部作出披露之本公司股份任何權益。本公司與孫先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。孫先生須根據本公司之細則最少每三年一次於本公司週年大會上輪值告退並膺選連任。孫先生於截至二零零八年三月三十一日止年度內所獲取之董事酬金為港幣150,000元，該酬金乃由董事會轄下之薪酬委員會參考本公司業績與盈利狀況、同業水平及市場環境而釐定。

有關重選上述董事，並無任何須根據上市規則第13.51(2)(h)至13.51(2)(v)條的任何規定而作出披露的資料，亦無任何其他須敦請本公司股東注意的事項。

發行股份授權

第五項決議案將提呈於二零零八年度股東週年大會（「第五項決議案」）有關授予一般性授權，以賦予本公司董事權力於本決議案通過期間至本公司下屆股東週年大會止；或依照法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日內；或股東於股東大會上通過普通決議案以撤銷第五項決議案之日（以最早日期止之期間為準）發行新股份，惟不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十（包括訂立需要或可能需要發行、配發或出售股份之售股建議、協議及購股權）。

於最後實際可行日期，本公司已發行股份為278,582,090股。因此，在二零零八年度股東週年大會上提呈之第五項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准發行股份最多可達55,716,418股。

購回股份

根據本公司之組織章程大綱及細則及百慕達適用法例及規則，本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零八年度股東週年大會上將予提呈之第六項決議案（「第六項決議案」）乃有關授予本公司董事一般權力，以便在聯交所購回本公司之股份（最多可達提呈決議案當日本公司已發行股本百分之十）（「購回建議」）。

本公司將予購回之股份均為繳足股份。於最後實際可行日期，本公司已發行股份為278,582,090股。因此，在二零零八年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，根據該項授權，本公司將獲准購回股份最多可達27,858,209股。

購回之原因

本公司董事認為購回建議乃符合本公司及其股東之利益。近年，聯交所之交投情況不時波動不定，股份曾有多次較其基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司每股股份之資產淨值及盈利。在此等情況下，本公司購回股份之能力乃有利於擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百份率隨著本公司購回股份之比例而增加。此外，本公司董事行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事預期，即使全面行使上述授權，本公司之營運資金或借貸水平（較本公司截至二零零八年三月三十一日止年度經審核財務報表所披露之情況）將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或借貸水平（較本公司最近期公佈之經審核財務報表所披露之情況）受到嚴重不利影響時，除非本公司董事認為縱使出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

重選董事

按照公司細則95及115條規定，何世豪先生及楊傳亮先生，於二零零八年四月一日分別獲委任為執行董事及獨立非執行董事，任期直至二零零八年度股東週年大會上膺選連任。因此，於二零零八年度股東週年大會將提呈普通決議案以重選何先生及楊先生為本公司之董事。按照公司細則第112條規定，孫開達先生為自上次膺選後起計任職最長之董事，故將於二零零八年度股東週年大會上輪席告退，彼符合資格並願膺選連任。因此，於二零零八年度股東週年大會上將提呈普通決議案以重選孫先生為本公司之董事。根據香港聯合交易所有限公司（「聯交所」）之證券上市規則（「上市規則」）第13.74條，有關董事之詳情如下：

1. **何世豪先生**，現年四十二歲，於二零零八年四月一日獲委任為本公司之執行董事及公司秘書，並為其士泛亞控股有限公司（「其士泛亞」）（股份代號：508）之執行董事及公司秘書，該公司為香港上市公司。彼於二零零五年加入其士集團，並為本集團及其士泛亞集團若干公司之董事。彼負責管理其士集團的會計及庫務、企業財務及公司秘書事務。彼為香港會計師公會會員及英國特許公認會計師公會資深會員。何先生持有香港大學社會科學系會計學學士學位，並於二零零七年於中歐國際工商學院完成行政工商管理碩士學位。何先生曾為萬順昌集團有限公司（股份代號：1001）之集團財務總監及執行董事。

   除上文披露外及於二零零八年七月二十四日，即本通函付印前之最後實際可行日期（「最後實際可行日期」），何先生於過往三年概無擔當任何上市公司董事之職位，亦無於本集團任何成員公司擔當任何職務；與本公司其他董事、高級管理人員、主要股東或控股股東或其各自之聯繫人亦概無任何關係，亦無持有須根據香港法例第571章證券及期貨條例（「證券及期貨條例」）第XV部作出披露之本公司股份任何權益。本公司與何先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。何先生須根據本公司之細則最少每三年一次於本公司週年大會上輪值告退並膺選連任。何先生於截至二零零八年三月三十一日止年度內並無獲得董事酬金。何先生於二零零八／零九年所獲取之董事酬金乃由董事會轄下之薪酬委員會參考本公司業績與盈利狀況、同業水平及市場環境而釐定。

2. **楊傳亮先生***J.P.*，現年四十九歲，於二零零八年四月一日獲委任為本公司之獨立非執行董事，並為審核委員會主席及薪酬委員會成員。彼現為於聯交所上市的重慶長安民生物流股份有限公司（股份代號：8217）之合資格會計師及公司秘書。彼曾為香港亞洲電視有限公司之財政總裁及董事。楊先生現為楊錫禹會計師行之合夥人，並為英格蘭及威爾斯特許會計師公會及香港會計師公會會員。楊先生於一九八三年於倫敦城市大學持有工商管理碩士學位。

   楊先生於二零零四年獲香港特別行政區政府（「特區政府」）委任為太平紳士。同年，彼獲選為香港會計師公會「傑出會計師大使」。彼現為湖北省政協委員。楊先生為公益金之董事，並為入會、預算及分配委員會主席。彼亦為特區政府中醫藥管理委員會及攜手扶弱基金會會員。

   除上文披露外及於最後實際可行日期，楊先生於過往三年概無擔當任何上市公司董事之職位，亦無於本集團任何成員公司擔當任何職務；與本公司其他董事、高級管理人員、主要股東或控股股東或其各自之聯繫人亦概無任何關係，亦無持有須根據證券及期貨條例第XV部作出披露之本公司股份任何權益。本公司與楊先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。楊先生須根據本公司之細則最少每三年一次於本公司週年大會上輪值告退並膺選連任。楊先生所獲取之董事酬金為港幣150,000元，而該董事酬金乃由董事會轄下之薪酬委員會參考本公司業績與盈利狀況、同業水平及市場環境而釐定。

3. **孫開達先生**，現年六十八歲，於二零零六年三月三十一日被委任為本公司之獨立非執行董事，並為審核委員會及薪酬委員會之成員。彼擁有豐富商業管理經驗。彼為一間於一九七八年成立，並於美國那斯達克證券市場上市的公司－Zindart Limited之創辦人。彼於一九九八年榮休該公司行政總裁一職。

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：025)

執行董事
周亦卿 *(主席兼董事總經理)*
郭海生 *(副主席兼董事總經理)*
譚國榮 *(副董事總經理)*
周維正
何宗樑
何世豪

獨立非執行董事
周明權
孫開達
楊傳亮

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關重選退任董事
一般性授權發行股份及
購回本公司股份

股東週年大會通告

緒言

董事會欲尋求股東批准重選本公司退任董事，授予董事會一般授權發行及以行使本公司一般權力購回本公司股本中每股面值港幣1.25元之股份（「股份」）。

本通函旨在向股東提供所有合理所需之資料，以便彼等就本通函所述之決議案投票贊成與否作出明智決定，而（其中包括）有關決議案將提呈於二零零八年九月二十六日（星期五）上午十時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會（「二零零八年度股東週年大會」）處理。

* *僅供識別*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 025)

FORM OF PROXY
FOR THE 2007 ANNUAL GENERAL MEETING

I/We ____

of ____

being the registered holder(s) of ______________________________ shares of HK$1.25 each in the capital of CHEVALIER INTERNATIONAL HOLDINGS LIMITED ("the Company"), hereby appoint ____

of ____,

or failing him, the Chairman of the Meeting as my/our proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 29th August, 2007 at 3:30 p.m. and at any adjournment thereof on the undermentioned resolutions as indicated and if no such indication is given as my/our proxy thinks fit:

	ORDINARY RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2007.		
2.	To declare a final dividend.		
3.	(a) (i) To re-elect Mr CHOW Vee Tsung, Oscar as Director.		
	(ii) To re-elect Mr KAN Ka Hon as Director.		
	(iii) To re-elect Mr HO Chung Leung as Director.		
	(iv) To re-elect Mr LI Kwok Heem, John as Director.		
	(b) To authorize the Board of Directors to fix the remuneration of the Directors.		
4.	To re-appoint PricewaterhouseCoopers as auditors of the Company and authorize the Board of Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to allot, issue and deal with additional shares of the Company.		
6.	To grant a general mandate to the Directors to repurchase shares of the Company.		
7.	To extend the general mandate to the Directors to allot, issue and deal with additional shares of the Company.		

Signature: ______________________ Date: ______________________

Notes:

(1) Full name(s) and address must be inserted in BLOCK CAPITALS.

(2) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(3) Please indicate with an "X" in the relevant box how you wish the proxy to vote on your behalf. If this form of proxy is returned without any indication, you will be deemed to have authorized your proxy to vote or abstain from voting as he thinks fit.

(4) Any alteration made to this form of proxy must be initialled.

(5) Any member entitled to attend and vote is entitled to appoint proxy(ies) to attend instead of him and to vote on a poll. A proxy need not be a member of the Company.

(6) If the shareholder is a corporation, this form of proxy must be executed under its common seal or under the hand of an officer or attorney duly authorized on its behalf.

(7) In the case of joint shareholder, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.

(8) To be valid, this form of proxy together with the power of attorney or other authority, if any, under which it is signed must be completed and deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED at the 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjourned meeting thereof.

* *For identification purpose only*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：025)

二零零七年度股東週年大會
代表委任表格

本人／吾等 ______________________________

地址為 ______________________________

為CHEVALIER INTERNATIONAL HOLDINGS LIMITED（「本公司」）股本中每股面值港幣1.25元之股份

共 ______________________________ 股之登記持有人，

現委任 ______________________________

地址為 ______________________________，

或如其未克出席，則委任主席為本人／吾等之代表，代表本人／吾等出席本公司於二零零七年八月二十九日(星期三)下午三時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之股東週年大會及其任何續會，並於該大會及其任何續會上按照下列指示就下列決議案投票；倘無指示，則本人／吾等之代表可酌情投票：

	普通決議案	贊成	反對
一、	省覽截至二零零七年三月三十一日止年度之經審核財務報表及董事會報告書與核數師報告書。		
二、	宣佈派發末期股息。		
三、	(甲) (i) 重選周維正先生為董事。		
	(ii) 重選簡嘉翰先生為董事。		
	(iii) 重選何宗樑先生為董事。		
	(iv) 重選李國謙先生為董事。		
	(乙) 授權董事會釐定董事酬金。		
四、	續委聘羅兵咸永道會計師事務所為本公司核數師，並授權董事會釐定其酬金。		
五、	授予董事會一般性授權配發、發行及處理本公司之額外股份。		
六、	授予董事會一般性授權購回本公司之股份。		
七、	擴大授予董事會一般性授權配發、發行及處理本公司之額外股份。		

簽署：______________________　　　　日期：______________________

附註：

(1) *請用正楷填寫全名及地址。*

(2) *請填上以　閣下名義登記之股份數目。如未有填上股份數目，則本代表委任表格將被視為與　閣下名義登記之所有本公司股本中之股份有關。*

(3) *請在有關空格內填上「X」號，以指示　閣下之代表應如何代表　閣下投票。倘交回之代表委任表格並無任何上述指示，則　閣下將被視為授權　閣下之代表酌情自行投票或放棄投票。*

(4) *代表委任表格上之每項更改，均須簡簽示可。*

(5) *任何有權出席投票之股東均可委派一位或多位代表代其出席，並於投票表決時代為投票。受委代表毋須為本公司之股東。*

(6) *如股東為公司，則本代表委任表格必須加蓋公司印鑑，或經由公司負責人或正式授權之人士代表簽署。*

(7) *如屬聯名股東，排名較前之股東(不論親自或委派代表)投票後，其他聯名股東再無投票權。就此而言，排名先後乃按股東名冊內之排名次序而定。*

(8) *代表委任表格連同簽署人之授權書或其他授權文件(如有)，須於大會或其任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓，方為有效。*

* *僅供識別*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 025)

NOTICE OF 2008 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 26th September, 2008 at 10:30 a.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2008.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
HO Sai Hou
Company Secretary

Hong Kong, 30th July, 2008

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, TRICOR STANDARD LIMITED at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) An explanatory statement regarding the proposals of re-electing the retiring Directors of the Company, granting general mandates to issue new shares and to repurchase own shares of the Company will be despatched to the members of the Company together with this notice.

(d) Information on the retiring Directors are set out in pages 2 to 3 to the circular of the Company dated 30th July, 2008.

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman and Managing Director), Mr. Kuok Hoi Sang (Vice Chairman and Managing Director), Mr. Tam Kwok Wing (Deputy Managing Director), Mr. Chow Vee Tsung, Oscar, Mr. Ho Chung Leung and Mr. Ho Sai Hou as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Sun Kai Dah, George and Mr. Yang Chuen Liang, Charles as independent non-executive directors.

website: http://www.chevalier.com

* *For identification purpose only*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

CHANGE OF DIRECTORS, AUTHORIZED REPRESENTATIVE AND COMPANY SECRETARY

The board of directors (the "Board") of Chevalier International Holdings Limited (the "Company") announces that:

(1) Mr. LI Kwok Heem, John has resigned as an Independent Non-Executive Director ("INED"), chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from the close of business of 31st March, 2008;

(2) Mr. YANG Chuen Liang, Charles has been appointed as an INED, chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from 1st April, 2008;

(3) Mr. KAN Ka Hon has resigned as an Executive Director ("ED"), Authorized Representative and Company Secretary of the Company with effect from the close of business of 31st March, 2008; and

(4) Mr. HO Sai Hou has been appointed as an ED, Authorized Representative and Company Secretary of the Company with effect from 1st April, 2008.

The Board of the Company announces that:

(1) Mr. LI Kwok Heem, John has resigned as an INED, chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from the close of business of 31st March, 2008;

(2) Mr. YANG Chuen Liang, Charles has been appointed as an INED, chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from 1st April, 2008;

(3) Mr. KAN Ka Hon has resigned as an ED, Authorized Representative and Company Secretary of the Company with effect from the close of business of 31st March, 2008; and

(4) Mr. HO Sai Hou has been appointed as an ED, Authorized Representative and Company Secretary of the Company with effect from 1st April, 2008.

Messrs LI Kwok Heem, John and KAN Ka Hon have resigned the aforesaid positions of the Company with effect from the close of business of 31st March, 2008 due to other business commitment. Messrs Li and Kan confirmed that there is no disagreement with the Board and there is no other matter relating to their resignations that will need to be brought to the attention of the holders of securities of the Company.

Particulars relating to Messrs YANG Chuen Liang, Charles and HO Sai Hou are set out below:

Mr. YANG Chuen Liang, Charles, aged 49, is a qualified accountant and company secretary of Changan Minsheng APLL Logistics Co. Ltd. which is listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Previously, he was the Chief Financial Officer and Director of Hong Kong Asia Television Limited. Mr. Yang is a partner of S. Y. Yang & Company, Practising firm of Accountants and a member of the Institute of Chartered Accountants in England & Wales and the Hong Kong Institute of Certified Public Accountants. Mr. Yang obtained a Master Degree in Business Administration from The City University London in 1983.

Mr. Yang was appointed as Justice of the Peace by the Hong Kong SAR Government ("HKSAR") in 2004. He was selected as "Outstanding Accountant Ambassador" by the Hong Kong Institute of Certified Public Accountants in 2004. He is currently a member of Hubei CPPCC. Mr. Yang is the Chairman of Admissions, Budget and Allocations Committee and a Director of The Community Chest. He is also a member of the HKSAR Chinese Medicine Council and Partnership Fund For The Disadvantaged.

Mr. HO Sai Hou, aged 41, joined Chevalier Group in 2005. He is currently the Group Financial Controller of the Group and also director of certain companies of the Group. He will be responsible for management of Chevalier Group's accounting and treasury, corporate finance and company secretarial activities. He is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr. Ho holds a Bachelor of Social Sciences Degree in Accounting from The University of Hong Kong and completed his EMBA with The China Europe International Business School in 2007. Previously, Mr. Ho was the Chief Financial Officer and an executive director of Van Shung Chong Holdings Limited.

Save as disclosed above, Messrs Yang and Ho have not held any directorship in any listed public companies in the last three years and do not hold any position in any member of the Group nor do they have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is neither any service contract between the Company with Messrs Yang and Ho respectively nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Messrs Yang and Ho will hold office until the next following general meeting of the Company and will be eligible for re-election. All Directors of the Company are subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. The remuneration of Mr. Ho will be determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability as well as remuneration benchmark in the industry and the prevailing market conditions. Mr. Yang is entitled to an annual emolument of HK$150,000 which is determined by the Board with reference to his duties and responsibilities with the Company.

Save as disclosed herein, there is no information to be disclosed pursuant to any of the requirements under rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange, nor are there other matters concerning them that need to be brought to the attention of the shareholders of the Company.

The Board of the Company would like to express its appreciation to Messrs Li and Kan for their invaluable contribution to the Company over the past years and take this opportunity to welcome Messrs Yang and Ho to join the Board.

By Order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 1st April 2008

As at the date of this announcement, the Board of the Company comprises Dr Chow Yei Ching (Chairman and Managing Director), Messrs Kuok Hoi Sang (Vice Chairman and Managing Director), Tam Kwok Wing (Deputy Managing Director), Chow Vee Tsung, Oscar, Ho Chung Leung and Ho Sai Hou as executive directors and Dr Chow Ming Kuen, Joseph, Mr. Sun Kai Dah, George and Mr. Yang Chuen Liang, Charles as independent non-executive directors.

* *for identification only*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 025)

CHANGE OF DIRECTORS, AUTHORIZED REPRESENTATIVE AND COMPANY SECRETARY

The board of directors (the "Board") of Chevalier International Holdings Limited (the "Company") announces that:

(1) Mr. LI Kwok Heem, John has resigned as an Independent Non-Executive Director ("INED"), chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from the close of business of 31st March, 2008;

(2) Mr. YANG Chuen Liang, Charles has been appointed as an INED, chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from 1st April, 2008;

(3) Mr. KAN Ka Hon has resigned as an Executive Director ("ED"), Authorized Representative and Company Secretary of the Company with effect from the close of business of 31st March, 2008; and

(4) Mr. HO Sai Hou has been appointed as an ED, Authorized Representative and Company Secretary of the Company with effect from 1st April, 2008.

The Board of the Company announces that:

(1) Mr. LI Kwok Heem, John has resigned as an INED, chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from the close of business of 31st March, 2008;

(2) Mr. YANG Chuen Liang, Charles has been appointed as an INED, chairman and member of the Audit Committee and member of the Remuneration Committee of the Company with effect from 1st April, 2008;

(3) Mr. KAN Ka Hon has resigned as an ED, Authorized Representative and Company Secretary of the Company with effect from the close of business of 31st March, 2008; and

(4) Mr. HO Sai Hou has been appointed as an ED, Authorized Representative and Company Secretary of the Company with effect from 1st April, 2008.

Messrs LI Kwok Heem, John and KAN Ka Hon have resigned the aforesaid positions of the Company with effect from the close of business of 31st March, 2008 due to other business commitment. Messrs Li and Kan confirmed that there is no disagreement with the Board and there is no other matter relating to their resignations that will need to be brought to the attention of the holders of securities of the Company.

Particulars relating to Messrs YANG Chuen Liang, Charles and HO Sai Hou are set out below:

Mr. YANG Chuen Liang, Charles, aged 49, is a qualified accountant and company secretary of Changan Minsheng APLL Logistics Co. Ltd. which is listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Previously, he was the Chief Financial Officer and Director of Hong Kong Asia Television Limited. Mr. Yang is a partner of S. Y. Yang & Company, Practising firm of Accountants and a member of the Institute of Chartered Accountants in England & Wales and the Hong Kong Institute of Certified Public Accountants. Mr. Yang obtained a Master Degree in Business Administration from The City University London in 1983.

Mr. Yang was appointed as Justice of the Peace by the Hong Kong SAR Government ("HKSAR") in 2004. He was selected as "Outstanding Accountant Ambassador" by the Hong Kong Institute of Certified Public Accountants in 2004. He is currently a member of Hubei CPPCC. Mr. Yang is the Chairman of Admissions, Budget and Allocations Committee and a Director of The Community Chest. He is also a member of the HKSAR Chinese Medicine Council and Partnership Fund For The Disadvantaged.

Mr. HO Sai Hou, aged 41, joined Chevalier Group in 2005. He is currently the Group Financial Controller of the Group and also director of certain companies of the Group. He will be responsible for management of Chevalier Group's accounting and treasury, corporate finance and company secretarial activities. He is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr. Ho holds a Bachelor of Social Sciences Degree in Accounting from The University of Hong Kong and completed his EMBA with The China Europe International Business School in 2007. Previously, Mr. Ho was the Chief Financial Officer and an executive director of Van Shung Chong Holdings Limited.

Save as disclosed above, Messrs Yang and Ho have not held any directorship in any listed public companies in the last three years and do not hold any position in any member of the Group nor do they have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is neither any service contract between the Company with Messrs Yang and Ho respectively nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Messrs Yang and Ho will hold office until the next following general meeting of the Company and will be eligible for re-election. All Directors of the Company are subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. The remuneration of Mr. Ho will be determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability as well as remuneration benchmark in the industry and the prevailing market conditions. Mr. Yang is entitled to an annual emolument of HK$150,000 which is determined by the Board with reference to his duties and responsibilities with the Company.

Save as disclosed herein, there is no information to be disclosed pursuant to any of the requirements under rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange, nor are there other matters concerning them that need to be brought to the attention of the shareholders of the Company.

The Board of the Company would like to express its appreciation to Messrs Li and Kan for their invaluable contribution to the Company over the past years and take this opportunity to welcome Messrs Yang and Ho to join the Board.

By Order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 1st April 2008

As at the date of this announcement, the Board of the Company comprises Dr Chow Yei Ching (Chairman and Managing Director), Messrs Kuok Hoi Sang (Vice Chairman and Managing Director), Tam Kwok Wing (Deputy Managing Director), Chow Vee Tsung, Oscar, Ho Chung Leung and Ho Sai Hou as executive directors and Dr Chow Ming Kuen, Joseph, Mr. Sun Kai Dah, George and Mr. Yang Chuen Liang, Charles as independent non-executive directors.

* *for identification only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 25)

MAJOR TRANSACTION
AND
RESUMPTION OF TRADING

Financial adviser to Chevalier International Holdings Limited

OPTIMA CAPITAL

Optima Capital Limited

After Stock Exchange trading hours on 16 May 2008, the Company and CPT Belgium, a wholly-owned subsidiary of the Company, entered into the Agreement with Sekisui whereby CPT Belgium conditionally agreed to sell and Sekisui conditionally agreed to purchase the Sale Share for a total consideration of US$37.5 million (equivalent to approximately HK$292.5 million). The Sale Share represents 75% of the equity interest in CPT. Upon Completion, CPT will be owned as to 75% by Sekisui and 25% by CPT Belgium.

The Disposal constitutes a major transaction for the Company under the Listing Rules and is subject to the approval of the Shareholders. As no Shareholder has a material interest in the Disposal which is different from the other Shareholders, no Shareholder is required to abstain from voting. Dr. Chow, the controlling Shareholder holding 55.52% of the total issued Shares as at the date hereof, has given his written consent for the Agreement. The written consent has been accepted in lieu of holding a special general meeting to approve the Agreement pursuant to Rule 14.44 of the Listing Rules. A circular containing, among other things, further information on the Agreement and other information as required under the Listing Rules will be despatched to the Shareholders as soon as practicable.

Trading of the Shares has been suspended with effect from 9:30 a.m. on Monday, 19 May 2008 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading of the Shares with effect from 9:30 a.m. on Monday, 26 May 2008.

THE AGREEMENT

Date

16 May 2008

Parties

(i) CPT Belgium (as seller);

(ii) Sekisui (as purchaser); and

(iii) the Company (as guarantor).

To the best of the Directors' knowledge, information and belief and after making all reasonable enquiries, Sekisui and its ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

There was no prior transaction between the Group and Sekisui and its ultimate beneficial owners in the last 12 months which would otherwise require aggregation under Rule 14.22 of the Listing Rules.

Asset to be disposed of

The Sale Share, being 75% equity interest in CPT.

At the date of this announcement, the share capital of CPT amounts to EUR11,500,000 (equivalent to approximately HK$141.5 million), consisting of one share in the nominal amount of EUR11,500,000 (equivalent to approximately HK$141.5 million) held by CPT Belgium. Subject to Completion, CPT Belgium shall split the share in CPT into one share in the nominal amount of EUR8,625,000 (equivalent to approximately HK$106.1 million) (i.e. the Sale Share) and one share in the nominal amount of EUR2,875,000 (equivalent to approximately HK$35.4 million) and transfer the Sale Share to Sekisui. Immediately upon Completion, CPT will be owned as to 75% by Sekisui and 25% by CPT Belgium. CPT and its subsidiaries will no longer be subsidiaries of the Company. The CPT Group will no longer be consolidated into the Group but will be equity accounted for as associated companies of the Company.

The Sale Share will be sold together with any and all rights pertaining to it from 1 April 2008, including the rights to profits and dividends for all fiscal years commencing on or after 1 April 2008 and profits for prior fiscal years to the extent they have not been distributed are for the account of Sekisui.

Consideration

The consideration for the Sale Share shall be US$37.5 million (equivalent to approximately HK$292.5 million), subject to adjustment as described in the paragraph headed "Net asset value of the CPT Group" below. The consideration shall be paid by Sekisui in the following manner:

(i) an amount equal to 80% of the consideration, i.e. US$30 million (equivalent to approximately HK$234 million), shall be paid to the Company's bank account in immediately available funds on Completion; and

(ii) the balance of 20% of the consideration, i.e. US$7.5 million (equivalent to approximately HK$58.5 million), shall be paid to and held in an account maintained with an escrow agent until 30 September 2009.

The balance held in the escrow account referred to in (ii) above shall be reduced by any amount of payment that CPT Belgium shall be obliged to make to Sekisui and/or the CPT Group pursuant to the Agreement, in particular without limitation for claims based on a breach of the representations and warranties given or on indemnifications undertaken pursuant to the Agreement, provided that the escrow balance shall be reduced for purposes of the Compensation, if any, to be made by CPT Belgium regarding shortfall in the net asset value of the CPT Group pursuant to the Agreement as described below. Any remaining balance held in the escrow account (together with all the interest accrued in the escrow account) shall be released to CPT Belgium after 30 September 2009.

Net asset value of the CPT Group

The consideration of US$37.5 million for the Sale Share was agreed between the parties based on arm's length negotiations subject to the consolidated net asset value of the CPT Group being not less than US$29.5 million (equivalent to approximately HK$230.1 million) as at 31 March 2008 (the "Minimum NAV").

CPT Belgium shall deliver an unaudited net asset statement of the CPT Group as at 31 March 2008 to Sekisui on or before 30 September 2008. The aforesaid net asset statement shall be based on the audited consolidated financial statements of CPT as of 31 March 2008 which are to be prepared under generally accepted accounting principles in Germany, and adjusted so as to include members of the CPT Group only and assuming ongoing business of CPT and without taking into account the change of its shareholders. This net asset statement prepared on the aforesaid basis will be reported on by the auditors of CPT Belgium on or before 31 October 2008. If the consolidated net asset value of the CPT Group as at 31 March 2008 as shown in the aforesaid net asset statement finally accepted by both parties (the "Agreed NAV") is less than the Minimum NAV, CPT Belgium shall compensate CPT in an amount equals to the amount by which the Minimum NAV exceeds the Agreed NAV (the "Compensation") by way of:

(i) waiver of an equal amount of Shareholder's Loans;

(ii) payment by CPT Belgium into CPT's free capital reserve; or

(iii) any other method, provided that such method does not have any negative legal, tax or accounting implications,

it being understood that CPT Belgium may choose at its discretion the method of Compensation. The Compensation shall be effected by CPT Belgium within 10 Banking Days after the net asset statement has been finalised in accordance with the terms of the Agreement.

Refinancing of Shareholder's Loans and release of the guarantees

The Company and its affiliates have provided Shareholder's Loans to the CPT Group. As at the date of the Agreement, the outstanding balance of the Shareholder's Loans, subject to audit and adjustment, amounted to approximately EUR 11.1 million (equivalent to approximately HK$136.5 million). In addition, the Company and its affiliates have provided guarantees in favour of the CPT Group for banking facilities of the CPT Group. As at the date of the Agreement, the amount of facilities guaranteed by the Company and/or its affiliates comprised facilities denominated in EUR and AUD and amounted to EUR 7.5 million and AUD 12.4 million (equivalent to an aggregate of approximately HK$184.0 million), of which approximately EUR7.1 million and AUD 9.2 million (equivalent to an aggregate of approximately HK$155.4 million) have been utilised by the CPT Group.

Pursuant to the Agreement, Sekisui agreed to make available a credit line to CPT in order to replace 75% of the Shareholder's Loans on or before 30 September 2009. Sekisui also agreed that until 30 September 2009, it shall use best efforts to obtain the unconditional release of the Company and its affiliates from 75% of their obligations and liabilities under the guarantees. Until the guarantees have been replaced, Sekisui will keep the Company and its affiliates fully indemnified from any liabilities resulting from any guarantees provided by the Company and its affiliates which are in excess of their 25% share.

Conditions

Completion is conditional upon the satisfaction of the following conditions:

(i) the relevant merger control approvals or clearances from the German Federal Cartel Office and, if required, the competent cartel office of the PRC have been obtained;

(ii) the Company has obtained all consents and approvals required under the Listing Rules in connection with the Agreement and the transaction contemplated in the Agreement; and

(iii) receipt of the consideration for the Sale Share in the manner as described in the paragraph headed "Consideration" above.

CPT Belgium and Sekisui undertake to use their best efforts and to cause each of the conditions in (i) and (ii) above to be satisfied as soon as possible. If the conditions in (i) and (ii) above shall not be fulfilled on a date falling 6 months after the date of the Agreement (or any such later date as the parties may agree), CPT Belgium and Sekisui may rescind the Agreement by giving written notice to the other, and the Agreement shall cease to have force and effect. The parties aim at satisfaction of the conditions in (i) and (ii) latest by 31 August 2008. None of the above conditions are capable of being waived.

Reorganisation

Certain existing subsidiaries of CPT will not form part of the CPT Group and will not be disposed of to Sekisui. Pursuant to the terms of the Agreement, prior to the Completion Date, CPT Belgium shall at its cost and expenses initiate an internal reorganisation to transfer these companies out of CPT. If the reorganisation has not been completed at the Completion Date, CPT Belgium shall cooperate with Sekisui to continue and complete the reorganisation and indemnify Sekisui from all damages, costs, liabilities, tax or other expenses and losses that may be suffered by Sekisui or the CPT Group in relation to the reorganisation or these excluded companies.

Completion

Within 5 Banking Days after conditions (i) and (ii) have been fulfilled, Completion shall take place and the Purchaser shall pay the consideration for the Sale Share referred to in condition (iii) and in the manner as described in the paragraph headed "Consideration" above.

INFORMATION ON CPT

CPT was established in 2002 and has its headquarters in Munich, Germany. The CPT Group is principally engaged in pipe construction and rehabilitation for use in urban area. It provides pipe planning to installation services which uses two leading key technologies, the cured in place pipe technology and the spiral wound technology, across a number of markets in Europe, Australia and the Middle East.

As at 30 September 2007, the unaudited net asset value of the CPT Group amounted to approximately HK$235.4 million. The unaudited results of the CPT Group for each of the two years ended 31 March 2006 and 2007 were as follows:

	2006	*2007*
	HK$' million	*HK$' million*
Loss before taxation	12.8	6.7
Loss after taxation	11.3	8.1

The aforesaid unaudited financial figures of the CPT Group were prepared under generally accepted accounting principles in Hong Kong based on management accounts of the companies comprising the CPT Group. In addition, the above unaudited figures were prepared based on certain assumptions which include, among others things, the assumption that the reorganisation as described in the paragraph headed "Reorganisation" above has been completed and the group structure of the CPT Group had been in place incorporating the financial effects of the reorganisation throughout the two financial years ended 31 March 2006 and 2007.

REASONS FOR THE DISPOSAL

The Company is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property, information technology and food and beverages. The Company currently has operations in China, South East Asia, Europe, North America, Australia and the Middle East. In particular, the Company's presence in the PRC property market includes cities such as Shanghai, Chengdu, Beijing, Shenzhen, Hefei and Changchun.

Under the management of the Company, the CPT Group has become one of the leading global pipe rehabilitation companies and developed leading technologies for the rehabilitation of drinking water networks and sewer networks. The Company has also supported the set-up of a global sales and distribution network for the CPT Group. During the recent years, the CPT Group recorded remarkable growth in turnover.

Sekisui is a limited company incorporated in Japan having over 60 years of history. It has around 200 companies operating in 20 countries, providing high performance products in the fields of plastics, water environment solutions and factory produced housing. Its products range from medical, interlayer films, foam, packaging tape, industrial tape, fine chemicals, speciality chemicals, water supply and drainage systems, civil engineering systems, industrial materials and pipes, composite products and materials, to building materials.

The Directors consider that the products and services of the CPT Group and Sekisui are complementary to each other and believe that it is in the interests of CPT to partner with Sekisui, which is a sizeable player in the construction material industry, to fuel its further growth in business and improve its competitiveness and marketability.

The Disposal is expected to generate a positive return on the Company's investment in CPT and generate cash inflow for the Group. Based on the Minimum NAV and the consideration for the Sale Share, the Disposal is expected to result in an estimated gain of approximately US$15.4 million (equivalent to approximately HK$120.1 million). The actual gain or loss resulting from the Disposal however will be determined based on the actual net asset value of the CPT Group as at the Completion Date with adjustment on the Compensation, if any. The Company intends that the proceeds from the Disposal will be retained as general working capital of the Group.

Immediately upon Completion, CPT will be owned as to 75% by Sekisui and 25% by CPT Belgium. CPT and its subsidiaries will cease to be subsidiaries of the Company but will be accounted for as associated companies of the Company.

Based on the above, the Directors (including the independent non-executive Directors) consider that the terms and conditions of the Agreement are fair and reasonable and the Disposal is in the interest of the Company and the Shareholders as a whole.

GENERAL

The Disposal constitutes a major transaction of the Company under the Listing Rules and requires the approval of the Shareholders. As no Shareholder has a material interest in the Disposal which is different from the other Shareholders, no Shareholder is required to abstain from voting. Dr. Chow, the controlling Shareholder holding 154,682,359 Shares (representing approximately 55.52% of the total issued Shares) as at the date hereof, has given his written consent for the Agreement. The written consent has been accepted in lieu of holding a special general meeting to approve the Agreement pursuant to Rule 14.44 of the Listing Rules. A circular containing, among other things, further information on the Agreement and other information as required under the Listing Rules will be despatched to the Shareholders as soon as practicable.

RESUMPTION OF TRADING

Trading of the Shares has been suspended with effect from 9:30 a.m. on Monday, 19 May 2008 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for the resumption in trading of the Shares with effect from 9:30 a.m. on Monday, 26 May 2008.

DEFINITIONS

"Agreement"	the agreement dated 16 May 2008 entered into between the Company, CPT Belgium and Sekisui regarding the sale and purchase of the Sale Share
"Banking Day"	shall mean days (other than Saturday or Sunday) on which banks are open for business in Munich, Germany
"Board"	the board of Directors
"Company"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Stock Exchange (stock code : 25)
"Completion"	completion of the Agreement
"Completion Date"	date of Completion
"CPT"	CPT Chevalier Pipe Technologies GmbH, a company with limited liability organised under the laws of Germany and a wholly-owned subsidiary of the Company prior to Completion
"CPT Belgium"	CPT Belgium Holdings SPRL, a company with limited liability organised under the laws of Belgium and a wholly-owned subsidiary of the Company
"CPT Group"	CPT and its subsidiaries upon completion of the reorganisation as described in the paragraph headed "Reorganisation" above and to be disposed of to Sekisui pursuant to the terms and conditions of the Agreement

"Directors"	the directors of the Company
"Disposal"	the proposed disposal of the Sale Share by CPT Belgium to Sekisui pursuant to the terms and conditions of the Agreement
"Dr. Chow"	Dr. Chow Yei Ching, the Chairman and Managing Director of the Company and the controlling Shareholder
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, excluding Hong Kong, the Macao Special Administrative Region of the PRC and Taiwan for the purpose of this announcement
"Sale Share"	one share in CPT in the nominal amount of EUR8,625,000 (equivalent to approximately HK$106.1 million)
"Sekisui"	Sekisui Chemical Co., Ltd., a stock corporation organised under the laws of Japan whose common stock is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange
"Share(s)"	ordinary share(s) of HK$1.25 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Shareholder's Loans"	the shareholder's loans advance by the Company and its affiliates to the CPT Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"AUD"	Australian dollars, the lawful currency of Australia
"EUR"	Euros, the official currency of European Union
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America

For illustration purpose, amounts in foreign currencies in this announcement are translated into HK$ at the exchange rate of US$1 to HK$7.8; EUR1 to HK$12.3 and AUD1 to HK$7.4.

By order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 23 May 2008

As at the date of this announcement, the Board comprises Dr. Chow Yei Ching (Chairman and Managing Director), Messrs. Kuok Hoi Sang (Vice Chairman and Managing Director), Tam Kwok Wing (Deputy Managing Director), Chow Vee Tsung, Oscar, Ho Chung Leung and Ho Sai Hou as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Sun Kai Dah, George and Mr. Yang Chuen Liang, Charles as independent non-executive directors.

* *for identification only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 025)

MAJOR TRANSACTION

Financial adviser to Chevalier International Holdings Limited

OPTIMA CAPITAL

Optima Capital Limited

13 June 2008

* *For identification purpose only*

CONTENTS

In this circular, the following expressions have the meanings as set out below unless the context requires otherwise:

"Agreement"	the agreement dated 16 May 2008 entered into between the Company, CPT Belgium and Sekisui regarding the sale and purchase of the Sale Share
"Banking Day"	the days (other than Saturday or Sunday) on which banks are open for business in Munich, Germany
"Board"	the board of Directors
"Company"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Stock Exchange (stock code: 25)
"Completion"	completion of the Agreement
"Completion Date"	the date of Completion
"Convertible Bonds"	the 2.125% convertible bonds due 2011 of the Company
"CPHL"	Chevalier Pacific Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Stock Exchange (stock code: 508) and a subsidiary of the Company
"CPT"	CPT Chevalier Pipe Technologies GmbH, a company with limited liability organised under the laws of Germany and a wholly-owned subsidiary of the Company prior to Completion
"CPT Belgium"	CPT Belgium Holdings SPRL, a company with limited liability organised under the laws of Belgium and a wholly-owned subsidiary of the Company
"CPT Group"	CPT and its subsidiaries upon completion of the reorganisation as described in the paragraph headed "Reorganisation" in the letter from the Board contained in this circular and to be disposed of to Sekisui pursuant to the terms and conditions of the Agreement
"Directors"	the directors of the Company
"Disposal"	the proposed disposal of the Sale Share by CPT Belgium to Sekisui pursuant to the terms and conditions of the Agreement
"Dr. Chow"	Dr. Chow Yei Ching, the Chairman and Managing Director of the Company and the controlling Shareholder

"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	10 June 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, excluding Hong Kong, the Macao Special Administrative Region of the PRC and Taiwan for the purpose of this circular
"Sale Share"	one share in CPT in the nominal amount of EUR8,625,000 (equivalent to approximately HK$106.1 million)
"Sekisui"	Sekisui Chemical Co., Ltd., a stock corporation organised under the laws of Japan whose common stock is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$1.25 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Shareholder's Loans"	the shareholder's loans advanced by the Company and its affiliates to the CPT Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"AUD"	Australian dollars, the lawful currency of Australia
"EUR"	Euros, the official currency of European Union
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent

For illustration purpose, amounts in foreign currencies in this circular are translated into HK$ at the exchange rate of US$1 to HK$7.8; EUR1 to HK$12.3 and AUD1 to HK$7.4.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 025)

Executive Directors:
Chow Yei Ching *(Chairman and Managing Director)*
Kuok Hoi Sang *(Vice Chairman and Managing Director)*
Tam Kwok Wing *(Deputy Managing Director)*
Chow Vee Tsung, Oscar
Ho Chung Leung
Ho Sai Hou

Independent non-executive Directors:
Chow Ming Kuen, Joseph O.B.E., J.P.
Sun Kai Dah, George
Yang Chuen Liang, Charles

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Head office and principal place of business:
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

13 June 2008

To the Shareholders and, for information only, holders of the Convertible Bonds

Dear Sir or Madam,

MAJOR TRANSACTION

INTRODUCTION

On 23 May 2008, the Company announced that the Company and CPT Belgium, a wholly-owned subsidiary of the Company, entered into the Agreement on 16 May 2008 after the Stock Exchange trading hours with Sekisui whereby CPT Belgium conditionally agreed to sell and Sekisui conditionally agreed to purchase the Sale Share for a total consideration of US$37.5 million (equivalent to approximately HK$292.5 million). The Sale Share represents 75% of the equity interest in CPT. Upon Completion, CPT will be owned as to 75% by Sekisui and 25% by CPT Belgium.

The Disposal constitutes a major transaction for the Company under the Listing Rules and is subject to the approval of the Shareholders. As no Shareholder has a material interest in the Disposal which is different from the other Shareholders, no Shareholder is required to abstain from voting. Dr. Chow, the controlling Shareholder holding 154,682,359 Shares (representing 55.52% of the total issued Shares) as at the date of the Agreement, has given his written

* *For identification purpose only*

consent for the Agreement. The written consent has been accepted in lieu of holding a special general meeting to approve the Agreement pursuant to Rule 14.44 of the Listing Rules.

The purpose of this circular is to provide you with, among other things, further information on the Agreement and the Group.

THE AGREEMENT

Date

16 May 2008

Parties

(i) CPT Belgium (as seller);

(ii) Sekisui (as purchaser); and

(iii) the Company (as guarantor).

To the best of the Directors' knowledge, information and belief and after making all reasonable enquiries, Sekisui and its ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

There was no prior transaction between the Group and Sekisui and its ultimate beneficial owners in the last 12 months which would otherwise require aggregation under Rule 14.22 of the Listing Rules.

Asset to be disposed of

The Sale Share, being 75% equity interest in CPT.

At the date of the Agreement, the share capital of CPT amounted to EUR11,500,000 (equivalent to approximately HK$141.5 million), consisting of one share in the nominal amount of EUR11,500,000 (equivalent to approximately HK$141.5 million) held by CPT Belgium. Subject to Completion, CPT Belgium shall split the share in CPT into one share in the nominal amount of EUR8,625,000 (equivalent to approximately HK$106.1 million) (i.e. the Sale Share) and one share in the nominal amount of EUR2,875,000 (equivalent to approximately HK$35.4 million) and transfer the Sale Share to Sekisui. Immediately upon Completion, CPT will be owned as to 75% by Sekisui and 25% by CPT Belgium. CPT and its subsidiaries will no longer be subsidiaries of the Company. The CPT Group will no longer be consolidated into the Group but will be equity accounted for as associated companies of the Company.

The Sale Share will be sold together with any and all rights pertaining to it from 1 April 2008, including the rights to profits and dividends for all fiscal years commencing on or after 1 April 2008 and profits for prior fiscal years to the extent they have not been distributed are for the account of Sekisui.

Consideration

The consideration for the Sale Share shall be US$37.5 million (equivalent to approximately HK$292.5 million), subject to adjustment as described in the paragraph headed "Net asset value of the CPT Group" below. The consideration shall be paid by Sekisui in the following manner:

(i) an amount equal to 80% of the consideration, i.e. US$30 million (equivalent to approximately HK$234 million), shall be paid to the Company's bank account in immediately available funds on Completion; and

(ii) the balance of 20% of the consideration, i.e. US$7.5 million (equivalent to approximately HK$58.5 million), shall be paid to and held in an account maintained with an escrow agent until 30 September 2009.

The balance held in the escrow account referred to in (ii) above shall be reduced by any amount of payment that CPT Belgium shall be obliged to make to Sekisui and/or the CPT Group pursuant to the Agreement, in particular without limitation for claims based on a breach of the representations and warranties given or on indemnifications undertaken pursuant to the Agreement, provided that the escrow balance shall be reduced for purposes of the Compensation, if any, to be made by CPT Belgium regarding shortfall in the net asset value of the CPT Group pursuant to the Agreement as described below. Any remaining balance held in the escrow account (together with all the interest accrued in the escrow account) shall be released to CPT Belgium after 30 September 2009.

Net asset value of the CPT Group

The consideration of US$37.5 million for the Sale Share was agreed between the parties based on arm's length negotiations subject to the consolidated net asset value of the CPT Group being not less than US$29.5 million (equivalent to approximately HK$230.1 million) as at 31 March 2008 (the "Minimum NAV").

CPT Belgium shall deliver an unaudited net asset statement of the CPT Group as at 31 March 2008 to Sekisui on or before 30 September 2008. The aforesaid net asset statement shall be based on the audited consolidated financial statements of CPT as of 31 March 2008 which are to be prepared under generally accepted accounting principles in Germany, and adjusted so as to include members of the CPT Group only and assuming ongoing business of CPT and without taking into account the change of its shareholders. This net asset statement prepared on the aforesaid basis will be reported on by the auditors of CPT Belgium on or before 31 October 2008. If the consolidated net asset value of the CPT Group as at 31 March 2008 as shown in the aforesaid net asset statement finally accepted by both parties (the "Agreed NAV") is less than the Minimum NAV, CPT Belgium shall compensate CPT in an amount equals to the amount by which the Minimum NAV exceeds the Agreed NAV (the "Compensation") by way of:

(i) waiver of an equal amount of Shareholder's Loans;

(ii) payment by CPT Belgium into CPT's free capital reserve; or

(iii) any other method, provided that such method does not have any negative legal, tax or accounting implications, it being understood that CPT Belgium may choose at its discretion the method of Compensation. The Compensation shall be effected by CPT Belgium within 10 Banking Days after the net asset statement has been finalised in accordance with the terms of the Agreement.

Refinancing of Shareholder's Loans and release of the guarantees

The Company and its affiliates have provided Shareholder's Loans to the CPT Group. As at the date of the Agreement, the outstanding balance of the Shareholder's Loans, subject to audit and adjustment, amounted to approximately EUR11.1 million (equivalent to approximately HK$136.5 million). In addition, the Company and its affiliates have provided guarantees in favour of the CPT Group for banking facilities of the CPT Group. As at the date of the Agreement, the amount of facilities guaranteed by the Company and/or its affiliates comprised facilities denominated in EUR and AUD and amounted to EUR7.5 million and AUD12.4 million (equivalent to an aggregate of approximately HK$184.0 million), of which approximately EUR7.1 million and AUD9.2 million (equivalent to an aggregate of approximately HK$155.4 million) have been utilised by the CPT Group.

Pursuant to the Agreement, Sekisui agreed to make available a credit line to CPT in order to replace 75% of the Shareholder's Loans on or before 30 September 2009. Sekisui also agreed that until 30 September 2009, it shall use best efforts to obtain the unconditional release of the Company and its affiliates from 75% of their obligations and liabilities under the guarantees. Until the guarantees have been replaced, Sekisui will keep the Company and its affiliates fully indemnified from any liabilities resulting from any guarantees provided by the Company and its affiliates which are in excess of their 25% share.

Conditions

Completion is conditional upon the satisfaction of the following conditions:

(i) the relevant merger control approvals or clearances from the German Federal Cartel Office and, if required, the competent cartel office of the PRC have been obtained;

(ii) the Company has obtained all consents and approvals required under the Listing Rules in connection with the Agreement and the transaction contemplated in the Agreement; and

(iii) receipt of the consideration for the Sale Share in the manner as described in the paragraph headed "Consideration" above.

CPT Belgium and Sekisui undertake to use their best efforts and to cause each of the conditions in (i) and (ii) above to be satisfied as soon as possible. As at the Latest Practicable Date, condition (ii) above has been fulfilled. If the condition in (i) above shall not be fulfilled on a date falling 6 months after the date of the Agreement (or any such later date as the parties may agree), CPT Belgium and Sekisui may rescind the Agreement by giving written notice to the other, and the Agreement shall cease to have force and effect. The parties aim at satisfaction of the condition in (i) latest by 31 August 2008. None of the above conditions are capable of being waived.

Reorganisation

Certain existing subsidiaries of CPT will not form part of the CPT Group and will not be disposed of to Sekisui. Pursuant to the terms of the Agreement, prior to the Completion Date, CPT Belgium shall at its cost and expenses initiate an internal reorganisation to transfer these companies out of CPT. If the reorganisation has not been completed at the Completion Date, CPT Belgium shall cooperate with Sekisui to continue and complete the reorganisation and indemnify Sekisui from all damages, costs, liabilities, tax or other expenses and losses that may be suffered by Sekisui or the CPT Group in relation to the reorganisation or these excluded companies.

Completion

Within 5 Banking Days after conditions (i) and (ii) have been fulfilled, Completion shall take place and Sekisui shall pay the consideration for the Sale Share referred to in condition (iii) and in the manner as described in the paragraph headed "Consideration" above.

INFORMATION ON CPT

CPT was established in 2002 and has its headquarters in Munich, Germany. The CPT Group is principally engaged in pipe construction and rehabilitation for use in urban area. It provides pipe planning to installation services which uses two leading key technologies, the cured in place pipe technology and the spiral wound technology, across a number of markets in Europe, Australia and the Middle East.

As at 30 September 2007, the unaudited net asset value of the CPT Group amounted to approximately HK$235.4 million. The unaudited results of the CPT Group for each of the two years ended 31 March 2006 and 2007 were as follows:

	2006	**2007**
	HK$' million	*HK$' million*
Loss before taxation	12.8	6.7
Loss after taxation	11.3	8.1

The aforesaid unaudited financial figures of the CPT Group were prepared under generally accepted accounting principles in Hong Kong based on management accounts of the companies comprising the CPT Group. In addition, the above unaudited figures were prepared based on certain assumptions which include, among others things, the assumption that the reorganisation as described in the paragraph headed "Reorganisation" above has been completed and the group structure of the CPT Group had been in place incorporating the financial effects of the reorganisation throughout the two financial years ended 31 March 2006 and 2007.

REASONS FOR THE DISPOSAL

The Company is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property, information technology, and food and beverages. The Company currently has operations in

China, South East Asia, Europe, North America, Australia and the Middle East. In particular, the Company's presence in the PRC property market includes cities such as Shanghai, Chengdu, Beijing, Shenzhen, Hefei and Changchun.

Under the management of the Company, the CPT Group has become one of the leading global pipe rehabilitation companies and developed leading technologies for the rehabilitation of drinking water networks and sewer networks. The Company has also supported the set-up of a global sales and distribution network for the CPT Group. During the recent years, the CPT Group recorded remarkable growth in turnover.

Sekisui is a limited company incorporated in Japan having over 60 years of history. It has around 200 companies operating in 20 countries, providing high performance products in the fields of plastics, water environment solutions and factory produced housing. Its products range from medical, interlayer films, foam, packaging tape, industrial tape, fine chemicals, speciality chemicals, water supply and drainage systems, civil engineering systems, industrial materials and pipes, composite products and materials, to building materials.

The Directors consider that the products and services of the CPT Group and Sekisui are complementary to each other and believe that it is in the interests of CPT to partner with Sekisui, which is a sizeable player in the construction material industry, to fuel its further growth in business and improve its competitiveness and marketability.

Based on the above and the expected gain on the Disposal as described below, the Directors (including the independent non-executive Directors) consider that the terms and conditions of the Agreement are fair and reasonable and the Disposal is in the interest of the Company and the Shareholders as a whole.

FINANCIAL EFFECTS OF THE DISPOSAL

The Disposal is expected to increase the total net assets of the Group by approximately HK$120.1 million. The total assets and liabilities of the Group will decrease with reference to the amount of assets and liabilities of the CPT Group as a result of the Disposal.

The Disposal is expected to generate a positive return on the Company's investment in CPT and generate cash inflow for the Group. Based on the Minimum NAV and the consideration for the Sale Share, the Disposal is expected to result in an estimated gain of approximately US$15.4 million (equivalent to approximately HK$120.1 million). The actual gain or loss resulting from the Disposal however will be determined based on the actual net asset value of the CPT Group as at the Completion Date with adjustment on the Compensation, if any. The Company intends that the proceeds from the Disposal will be retained as general working capital of the Group.

Immediately upon Completion, CPT will be owned as to 75% by Sekisui and 25% by CPT Belgium. CPT and its subsidiaries will cease to be subsidiaries of the Company but will be accounted for as associated companies of the Company.

GENERAL

The Disposal constitutes a major transaction of the Company under the Listing Rules and requires the approval of the Shareholders. As no Shareholder has a material interest in the Disposal which is different from the other Shareholders, no Shareholder is required to abstain from voting. Dr. Chow, the controlling Shareholder holding 154,682,359 Shares (representing approximately 55.52% of the total issued Shares) as at the date of the Agreement, has given his written consent for the Agreement. The written consent has been accepted in lieu of holding a special general meeting to approve the Agreement pursuant to Rule 14.44 of the Listing Rules.

Your attention is drawn to the financial information of the Group and further information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

1. FINANCIAL AND TRADING PROSPECTS

Upon Completion, the Group will continue its principal activities in construction and engineering, insurance and investment, property, information technology and food and beverage with greater financial flexibility for other investment opportunities.

In the 2007-2008 Policy Address of the Chief Executive of the Hong Kong government, a host of infrastructure projects was cited for the future. The total projected cost of those projects amounted to HK$250 billion or about 17% of the nominal gross domestic products of Hong Kong. These projects are expected to provide mid to long-term growth impetus to the city. Against such a backdrop, the Group expects the businesses of the Group, particularly construction and engineering as well as food and beverage, to thrive in the coming years.

In the PRC, continuous growth is expected for the general economy and major areas including private consumption, investment and exports. While liquidity will remain ample, the general pace of growth will be more moderate as wages and other costs continue to rise and the country tightens monetary control. Anticipating persistently strong demand for housing, the Group is optimistic about securing bigger revenue from property sales, which will become a stable income source for it in the years to come.

2. INDEBTEDNESS STATEMENT

2.1 Borrowing and debts

Borrowings

As at the close of business on 30 April 2008, being the latest practicable date for the purpose of this indebtedness statement, the Group had secured bank borrowings of approximately HK$268,003,000, unsecured borrowings and overdrafts of approximately HK$1,919,943,000 and Convertible Bonds with principal value of HK$384,802,000.

Pledge of assets

At the close of business on 30 April 2008, the Group had pledged its properties, inventories and deposits of HK$1,280,800,000, HK$71,796,000 and HK$29,544,000 respectively to secure the general banking facilities granted to the Group.

Contingent liabilities

As at the close of business on 30 April 2008, the Group had contingent liabilities in respect of guarantees issued for backup facilities granted to an associate and jointly controlled entities of HK$14,570,000 and HK$411,810,000 respectively.

2.2 Disclaimer

Save as aforesaid and apart from intra-group liabilities, as at 30 April 2008, the Group had no other outstanding mortgages, charges, debentures, loan capital or bank overdrafts, loans or other similar indebtedness, hire purchase commitments, liabilities under acceptances, acceptance credits or any guarantees or any material contingent liabilities.

3. MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse changes in the financial or trading position of the Company since 31 March 2007, being the date to which the latest audited financial statements of the Company were made up, save as publicly disclosed.

4. WORKING CAPITAL

The Directors, after due and careful consideration, are of the opinion that upon completion of the Disposal and after taking into account the internal resources and present banking facilities available to the Group and the expected proceeds to be received from the Disposal, the Group has sufficient working capital for its requirements for at least the next twelve months from the date of this circular in the absence of unforeseen circumstances.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries and that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

i. Directors' and chief executives' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers (the "Model Code") contained in the Listing Rules were as follows:

(a) Interests in the Company – Shares (long position)

		Number of Shares			Approximate
Name of Directors	Capacity	Personal interests	Family interests	Total	percentage of interest (%)
Chow Yei Ching	Beneficial owner	154,682,359*	—	154,682,359	55.52
KUOK Hoi Sang	Beneficial owner	98,216	—	98,216	0.04
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
HO Chung Leung	Beneficial owner	40,000	—	40,000	0.01

* Dr. Chow beneficially owned 154,682,359 Shares, representing approximately 55.52% of the Shares. These Shares were the same as those Shares disclosed in the section "Substantial Shareholders' interests in securities" below.

(b) Interests in associated corporation – shares (long position)

			Number of ordinary shares				Approximate
Name of Directors	Associated corporation	Capacity	Personal interests	Corporate interests	Family interests	Total	percentage of interest (%)
Chow Yei Ching	CPHL	Interest of controlled corporation	—	121,326,933*	—	121,326,933	56.29
KUOK Hoi Sang	CPHL	Beneficial owner	2,400,000	—	—	2,400,000	1.11
TAM Kwok Wing	CPHL	Beneficial owner	400,000	—	10,400	410,400	0.19

* Dr. Chow had notified CPHL that under the SFO, he was deemed to be interested in 121,326,933 shares in CPHL which were all held by the Company as Dr. Chow beneficially owned 154,682,359 Shares, representing approximately 55.52% of the Shares.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO); or were required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

ii. Substantial Shareholders' interests in securities

As at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholders	Capacity	Number of Shares held	Number of underlying Shares held (under equity derivatives of the Company)	Approximate percentage of interest (%)
Chow Yei Ching	Beneficial owner	154,682,359(L)	–	55.52(L)
Miyakawa Michiko	Beneficial owner	154,682,359(L) *(Note 1)*	–	55.52(L)
The Goldman Sachs Group, Inc.	Interest of controlled corporation	–	26,993,989(L) 2,306,933(S) *(Note 2)*	9.69(L) 0.83(S)
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation	–	23,992,101(L) 2,306,933(S) *(Note 3)*	8.61(L) 0.83(S)
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation	–	23,992,101(L) 2,306,933(S) *(Note 3)*	8.61(L) 0.83(S)
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation	–	23,992,101(L) 2,306,933(S) *(Note 3)*	8.61(L) 0.83(S)
Goldman Sachs International	Beneficial owner	–	23,992,101(L) 2,306,933(S) *(Note 3)*	8.61(L) 0.83(S)
The Goldman, Sachs & Co. L.L.C.	Interest of controlled corporation	3,001,888(L) *(Note 4)*	–	1.08(L)
Goldman Sachs & Co	Beneficial owner	3,001,888(L) *(Note 4)*	–	1.08(L)

Notes:

(1) Under Part XV of the SFO, Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested in the same parcel of 154,682,359 Shares held by Dr. Chow.

(2) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 Shares held by Goldman Sachs & Co and the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds held by Goldman Sachs International. The Convertible Bonds are issued by the Company to Goldman Sachs International on 26 July 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(3) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C.

(4) The Goldman, Sachs & Co. L.L.C. is taken to be interested in the 3,001,888 Shares held by Goldman Sachs & Co. Goldman Sachs & Co is owned as to 99.8% by The Goldman Sachs Group, Inc. and the remaining 0.2% by The Goldman, Sachs & Co. L.L.C. (which is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.).

The letter "L" denotes a long position and the letter "S" denotes a short position.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or in any options in respect of such capital.

3. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation, arbitration of material importance or claim of material importance pending or threatened against any member of the Group.

4. CONTRACTS OR ARRANGEMENT AND COMPETING BUSINESSES

As at the Latest Practicable Date, none of the Directors or their respective associates had an interest in any business constituting a competing business to the Group.

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which had been acquired, disposed of or leased to, or which are proposed to be acquired, disposed of or leased to, the Company or any of its subsidiaries since 31 March 2007 (the date to which the latest published audited financial statements of the Company were made up).

As at the Latest Practicable Date, there was no contract or arrangement in which any Director was materially interested and which was significant in relation to the business of the Group.

5. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had entered, or were proposing to enter, into any service contract with member of the Group which is not expiring or may not be terminated by the Company within a year without payment of any compensation (other than statutory compensation).

6. MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contracts entered into in the ordinary course of business) within the two years immediately preceding the date of this circular and are or may be material:

(a) the agreement dated 27 June 2006 entered into between 其士(成都)投資管理有限公司 (Chevalier (Chengdu) Investment Management Limited) ("Chevalier Chengdu"), a wholly-owned subsidiary of the Company, and 安徽省華僑飯店 (Anhui Province Hua Qiao Hotel) and 安徽安興聯合總公司 (Anhui Anxing Lianhe Corporation), pursuant to which Chevalier Chengdu will invest RMB112,870,000 into a joint venture development project, details of which are set out in the announcement of the Company dated 11 July 2006 and the circular dated 2 August 2006;

(b) the purchase agreement between the Company and Goldman Sachs International dated 26 July 2006, pursuant to which the Company agreed to issue, and the Purchaser agreed to subscribe for, HK$450 million in aggregate principal of the Convertible Bonds, details of which are set out in the announcement dated 27 July 2006;

(c) the share purchase agreement dated 25 November 2006 entered between CPHL (formerly known as Chevalier iTech Holdings Limited) and Sinochina Pacific Limited ("SPL") in relation to, among other things, the acquisition of the entire issued share capital of Sinochina Enterprises Limited ("SEL") in two tranches and a loan of up to HK$3.5 million to be advanced by CPHL to SEL and each of its subsidiaries upon request at any time after the completion of the first tranche. Details are set out in the announcement of the Company dated 1 December 2006 and the circular dated 7 February 2007;

(d) the shareholders' agreement dated 31 January 2007 entered between CPHL, SPL and SEL, pursuant to which the board composition, dividend policy and transfer of shares of SEL are agreed upon until the completion of the second tranche of SEL shares, details are set out in the announcement of the Company dated 1 December 2006 and the circular dated 7 February 2007;

(e) the escrow agreement dated 31 January 2007 entered into among SPL and CPHL, in which a proportion of the consideration for the second tranche of SEL shares is placed into escrow until the expiry of the one year period following the completion of the second tranche, details of which are set out in the announcement of the Company dated 1 December 2006 and the circular dated 7 February 2007;

(f) the agreement dated 12 March 2007 entered into between the Company and CPHL in relation to the sale and purchase of a number of subsidiaries of CPHL for an aggregate consideration of approximately HK$56 million, details of which are set out in the announcement of the Company dated 14 March 2007 and the circular dated 4 April 2007;

(g) the placing and subscription agreement dated 3 May 2007 entered by the Company in relation to the placement of 32,200,000 existing ordinary shares of CPHL and the subscription of 25,384,146 new ordinary shares of CPHL, details of which are set out in the announcement of the Company dated 3 May 2007 and the circular dated 25 May 2007;

(h) the subscription agreement dated 19 July 2007 made between Victoria Link Limited ("VLL"), a wholly-owned subsidiary of the Company, and 新星宇建設有限責任公司 (New Star Universe Construction Development Co. Ltd) ("NSUC") in relation to the increase in capital of 長春新星宇聖馳房地產開發有限責任公司 (Changchun New Star Universe Sheng Chi Real Estate Development Co. Ltd.) ("Changchun New Star"), of which VLL will invest RMB192 million. The details are set out in the announcement of the Company dated 24 July 2007 and the circular dated 10 August 2007;

(i) the sino-foreign joint venture agreement dated 19 July 2007 made between VLL and NSUC in relation to the formation of Changchun New Star as a sino-foreign joint venture enterprise under the laws of the PRC, details of which are set out in the announcement of the Company dated 24 July 2007 and the circular dated 10 August 2007; and

(j) the Agreement.

7. MISCELLANEOUS

(a) The qualified accountant of the Company is Mr. HO Chung Leung. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(b) The secretary of the Company is Mr. HO Sai Hou. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda. Its head office and its principal place of business is situated at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong.

(d) The Hong Kong branch share registrars and transfer office of the Company is Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the head office and principal place of business of the Company at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong, from the date of this circular up to and including 27 June 2008:

(a) the Company's memorandum and bye-laws;

(b) the material contracts referred to in the paragraph headed "Material contracts" in this appendix;

(c) the annual reports of the Company for each of the two financial years ended 31 March 2006 and 2007;

(d) the interim report of the Company for the six months ended 30 September 2007; and

(e) a copy of each circulars issued pursuant to the requirement set out in Chapters 14 and/or 14A which has been issued since 31 March 2007 (the date to which the latest published audited financial statements of the Company were made up).

8. 備查文件

以下文件由本通函刊發日期起直至及包括二零零八年六月二十七日辦公時間內，在總辦事處及主要營業地點位於香港九龍灣宏開道八號其士商業中心二十二樓可供查閱：

(a) 本公司組織章程大綱及細則；

(b) 本附錄「重要合約」一段所述的重要合約；

(c) 本公司截至二零零六年及二零零七年三月三十一日兩個年度各年之年報；

(d) 本公司截至二零零七年九月三十日止六個月中期業績報告；

(e) 根據上市規則第14章及／或14A章自二零零七年三月三十一日刊發(本公司最近刊發的經審核財務報告之日期)的各通函副本。

(f) 本公司及其士泛亞於二零零七年三月十二日訂立協議，就其士泛亞出售及購買其部份附屬公司總代價約為港幣56,000,000元；其詳情載列於本公司於二零零七年三月十四日之公佈及二零零七年四月四日之通函內；

(g) 本公司於二零零七年五月三日訂立配售及認購協議，配售合共32,200,000股現有其士泛亞普通股股份及25,384,146股新其士泛亞普通股股份，其詳情已載列於二零零七年五月三日之公佈及二零零七年五月二十五日之通函內；

(h) 永德利有限公司(「永德利」)(本公司之全資附屬公司)與新星宇建設有限責任公司(「新星宇」)於二零零七年七月十九日，就永德利以人民幣192,000,000元認購長春新星宇聖馳房地產開發有限責任公司(「長春新星」)之新註冊資本訂立認購協議；其詳情載列於本公司於二零零七年七月二十四日刊發之公佈及二零零七年八月十日之通函內；

(i) 永德利及新星宇於二零零七年七月十九日就根據中國法例成立長春新星為中外合資經營企業而訂立之中外合營協議；詳情載列於二零零七年七月二十四日本公司之公佈及二零零七年八月十日之通函內；及

(j) 本協議。

7. 一般事項

(a) 本公司之合資格會計師為何宗樑先生，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司之公司秘書為何世豪先生，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(c) 本公司的註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda。本公司之總辦事處及主要營業地點位於香港九龍灣宏開道八號其士商業中心二十二樓。

(d) 本公司之香港股份登記及過戶分處卓佳標準有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓。

(e) 本通函中英文版本如出現歧異，概以英文本為準。

5. 董事之服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立或擬訂立任何服務合約，而不會於一年內屆滿或可由本公司於一年內予以終止而毋須支付賠償(法定賠償除外)的合約。

6. 重要合約

以下合約為本集團於本通函刊發日期前兩年內訂立任何重大或可能屬於重大之合約(並非日常業務過程中訂立之合約)：

(a) 由其士(成都)投資管理有限公司(「其士成都」)為本公司的全資附屬公司、安徽省華僑飯店及安徽安興聯合總公司於二零零六年六月二十七日就其士成都將會投資人民幣112,870,000元於合資發展項目；其詳情已載列於二零零六年七月十一日本公司刊發之公佈及二零零六年八月二日之通函內；

(b) 本公司與Goldman Sachs International於二零零六年七月二十六日簽訂之購買協議，本公司同意發行可換股債券為港幣450,000,000元，其詳情已載列於二零零六年七月二十七日刊發之公佈內；

(c) 於二零零六年十一月二十五日，其士泛亞(前稱其士科技控股有限公司)與Sinochina Pacific Limited(「SPL」)訂立股份買賣協議，分兩階段購買Sinochina Enterprises Limited(「SEL」)全部已發行股本及其士泛亞將於首階段完成後任何時候應要求向SEL及其各附屬公司借出最多達港幣3,500,000元之貸款。其詳情已載列於二零零六年十二月一日本公司之公佈及二零零七年二月七日之通函內；

(d) 其士泛亞、SPL及SEL於二零零七年一月三十一日訂立之股東協議，就完成購買第二階段SEL股份後所同意董事會之組成、股息政策及SEL股份轉讓各事項。其詳情已載列於二零零六年十二月一日本公司之公佈及二零零七年二月七日之通函內；

(e) 根據由SPL及其士泛亞於二零零七年一月三十一日訂立之託管協議；將第二階段代價之部份SEL股份存放於托管賬戶，直至第二次完成起計一年期間屆滿為止，其詳情載列於二零零六年十二月一日本公司之公佈及二零零七年二月七日之通函內；

附註：

(1) 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之154,682,359股股份。

(2) Goldman Sachs & Co持有3,001,888股股份及Goldman Sachs International持有21,685,168股股份的可換股債券。本公司於二零零六年七月二十六日發行該可換股債券予Goldman Sachs International。The Goldman Sachs Group, Inc.被視為持有該等股份之權益。Goldman Sachs & Co及Goldman Sachs International均為The Goldman Sachs Group, Inc.的全資附屬公司。

(3) Goldman Sachs International持有21,685,168股股份的可換股債券。Goldman Sachs (UK) L.L.C.，Goldman Sachs Group Holdings (U.K.)及Goldman Sachs Holdings (U.K.)被視為持有該等股份之權益。Goldman Sachs Holdings (U.K.)持有Goldman Sachs International 99%股權；而Goldman Sachs Group Holdings (U.K.)及Goldman Sachs (UK) L.L.C.持有Goldman Sachs International 100%股權。

(4) Goldman Sachs & Co持有3,001,888股股份；而The Goldman, Sachs & Co. L.L.C.被視為持有該等股份。The Goldman Sachs Group, Inc.及The Goldman, Sachs & Co. L.L.C.分別持有Goldman Sachs & Co 99.8%及0.2%。The Goldman, Sachs & Co. L.L.C.為The Goldman Sachs Group, Inc.的全資附屬公司。

「L」表示好倉。「S」表示短倉。

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，或直接或間接持有任何類別股本(附有權利在任何情況下可於本集團任何成員公司之股東大會上投票之股本)或擁有可認購該股本之任何購股權面值百分之十或以上權益。

3. 訴訟

於最後實際可行日期，據董事所知，本集團各成員公司並無牽涉任何重大訴訟或仲裁，本集團任何成員公司並無任何尚未了結或面臨威脅的重大訴訟或索償事件。

4. 合約、安排及業務競爭

於最後實際可行日期，董事或其各自聯繫人概無從事任何與本集團業務構成競爭的業務。

於最後實際可行日期，概無董事於本公司或其任何附屬公司自二零零七年三月三十一日(本公司最近期刊發的經審核財務報表編製當日)以來所收購、出售或租賃或擬收購、出售或租賃的任何資產中擁有任何直接或間接權益。

於最後實際可行日期，並無訂立任何董事於其中擁有重大權益且對本集團之業務而言屬重大之任何合約或安排。

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無其他人士於本公司或其任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉（包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉），或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

ii. 主要股東之證券權益

於最後實際可行日期，就董事及本公司主要行政人員所知，下列人士或法團於本公司或其任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份或債券中所擁有已根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

主要股東	身份	持股份數量	持相關股份數量（本公司衍生股份）	權益概約百分比 (%)
周亦卿	實益擁有人	154,682,359(L)	—	55.52(L)
宮川美智子	實益擁有人	154,682,359(L) *(附註1)*	—	55.52(L)
The Goldman Sachs Group, Inc.	受控制公司之權益	—	26,993,989(L) 2,306,933(S) *(附註2)*	9.69(L) 0.83(S)
Goldman Sachs (UK) L.L.C.	受控制公司之權益	—	23,992,101(L) 2,306,933(S) *(附註3)*	8.61(L) 0.83(S)
Goldman Sachs Group Holdings (U.K.)	受控制公司之權益	—	23,992,101(L) 2,306,933(S) *(附註3)*	8.61(L) 0.83(S)
Goldman Sachs Holdings (U.K.)	受控制公司之權益	—	23,992,101(L) 2,306,933(S) *(附註3)*	8.61(L) 0.83(S)
Goldman Sachs International	實益擁有人	—	23,992,101(L) 2,306,933(S) *(附註3)*	8.61(L) 0.83(S)
The Goldman, Sachs & Co. L.L.C.	受控制公司之權益	3,001,888(L) *(附註4)*	—	1.08(L)
Goldman Sachs & Co	實益擁有人	3,001,888(L) *(附註4)*	—	1.08(L)

1. 責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事願就本通函所載有關本公司的資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函中所表達之意見乃經審慎周詳考慮後始行作出，且並無遺漏任何其他事實，致令本通函所載之任何內容產生誤導。

2. 權益之披露

i. 董事及主要行政人員之證券權益

於最後實際可行日期，董事及本公司主要行政人員於本公司或其相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益 — 股份(好倉)

董事名稱	身份	股份數目 個人權益	股份數目 家族權益	總數	權益概約 百分比 (%)
周亦卿	實益擁有人	154,682,359*	—	154,682,359	55.52
郭海生	實益擁有人	98,216	—	98,216	0.04
譚國榮	實益擁有人	169,015	32,473	201,488	0.07
何宗樑	實益擁有人	40,000	—	40,000	0.01

* 周博士實益持有154,682,359股股份，約佔55.52%之股份。該等股份與下段「主要股東之證券權益」所述之股份相同。

(乙) 相聯公司權益 — 股份(好倉)

董事名稱	相聯公司	身份	普通股股份數目 個人權益	普通股股份數目 公司權益	普通股股份數目 家族權益	總數	權益概約 百分比 (%)
周亦卿	其士泛亞	受控制公司之權益	—	121,326,933*	—	121,326,933	56.29
郭海生	其士泛亞	實益擁有人	2,400,000	—	—	2,400,000	1.11
譚國榮	其士泛亞	實益擁有人	400,000	—	10,400	410,400	0.19

* 周博士實益持有154,682,359股股份，約佔55.52%之股份。根據證券及期貨條例，周博士被視為擁有本公司持有之其士泛亞股份121,326,933股之權益，周博士並已就此向其士泛亞作出知會。

2.2 免責聲明

除上文所述者及集團內部間之負債外，於二零零八年四月三十日，本集團並無任何按揭、抵押、債券、借貸資本或銀行透支、貸款，或其他相類似債項、租購承擔承兑負債、承兑信貸、或任何擔保或其他重大或然負債。

3. 重大變動

於最後實際可行日期，據董事所知，自二零零七年三月三十一日(即本公司最近期公佈之經審核財務報表之結算日期)以來，本公司之財政或經營狀況並無任何重大逆轉。

4. 營運資金

董事認為，經詳細考慮後及認為待出售完成後及經考慮本集團之內部資源、現有可動用銀行信貸及出售預期所得款項後，除了在不可預知的情況下，本集團具備充裕營運資金應付現時需求，即自本通函刊發日期起計最少十二個月之需求。

1. 財務及業務展望

待完成後，本集團將會繼續從事主要業務包括建築及工程、保險及投資、物業、資訊科技及餐飲業務及其他較大財務彈性的投資機會。

根據二零零七至二零零八年度香港特別行政區行政長官發表的施政報告，政府將於未來進行多項基建項目，預算總成本將達港幣2,500億元或佔香港實質本地生產總值約17%。該類項目則可帶來中長期增長動力。在這利好環境下，本集團預期旗下業務將於未來蓬勃發展，當中尤以建築及工程業務及餐飲業務的表現將最為理想。

中國市場方面，預期整體經濟及個人消費、投資及出口等主要範疇將持續錄得增長。鑒於市場流動資金仍然充裕，薪金及其他成本將持續上升，加上國內收緊貨幣控制，預期整體增長將越趨溫和。此外，由於市場對房屋的需求將持續增長，本集團有信心可於物業銷售取得更可觀的收益，該業務亦將成為本集團未來的穩定收入來源。

2. 債項聲明

2.1 貸款及債項

貸款

於二零零八年四月三十日(即本債項聲明之最後實際可行日期)營業時間結束時，本集團共有有抵押銀行貸款約港幣268,003,000元，無抵押貸款及透支約港幣1,919,943,000元及可換股債券為港幣384,802,000元。

已抵押資產

於二零零八年四月三十日，本集團已抵押物業、存貨及存款分別為港幣1,280,800,000元、港幣71,796,000元及港幣29,544,000元，作為授予本集團一般銀行信貸之擔保。

或然負債

於二零零八年四月三十日，本集團就聯營公司及共同控制企業而作出之後備信貸擔保之或然負債分別為港幣14,570,000元及港幣411,810,000元。

一般事項

根據上市規則，出售構成本公司之主要交易，並須經股東批准。由於概無股東於出售中擁有與其他股東不同之重大權益，故概無股東須放棄投票。周博士(於協議日期持有154,682,359股股份(佔已發行股份總數約55.52%)之控股股東)已就協議發出書面同意。書面同意已根據上市規則第14.44條獲接納以代替舉行股東特別大會批准協議。

務請　閣下詳閱載於本通函附錄之本集團財務資料及其他資料。

此致

列位股東　台照
及僅供可換股債券持有人　參照

代表董事會
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零八年六月十三日

洲及中東均有業務。本公司於中國物業市場之據點包括上海、成都、北京、深圳、合肥及長春等城市。

在本公司管理下，CPT集團已成為領先全球管道翻新公司之一，並已開發多項用作食水網絡及污水網絡翻新之領先技術。本公司亦為CPT集團設立全球銷售及分銷網絡。近年，CPT集團錄得可觀營業額增長。

積水乃於日本註冊成立之有限公司，擁有逾60年歷史，旗下約有200間公司，於20個國家經營，提供塑膠、水環境解決方案及廠房生產房屋方面之高效產品。其產品範圍包括醫療、中間膜、發泡材料、包裝膠帶、工業膠帶、精細化工產品、特種化工產品、給水排水系統、土木工程系統、工業材料及管道、合成產品及材料以及建材。

董事認為CPT集團與積水之產品及服務互相配合，並相信CPT與建材業大型公司積水合作可刺激其業務進一步增長，提高其競爭力及市場開拓能力，符合CPT之利益。

基於上述各點及下文所述出售之預期收益，董事(包括獨立非執行董事)認為協議之條款及條件屬公平合理，而出售符合本公司及股東之整體利益。

出售之財務影響

出售預期增加本集團總資產淨值約港幣120,100,000元。本集團之總資產及負債將因出售而按CPT集團之資產及負債金額減少。

出售預期將為本公司於CPT之投資帶來正面回報，並為本集團產生現金流入。按最低資產淨值及待售股份之代價計算，出售預期將產生估計收益約15,400,000美元(相等於約港幣120,100,000元)。然而，出售產生之實際盈虧將按CPT集團於完成日期之實際資產淨值釐定，並對補償(如有)作出調整。本公司擬將出售所得款項保留作本集團之一般營運資金。

緊隨完成後，CPT將由積水及CPT Belgium分別擁有75%及25%。CPT及其附屬公司將不再為本公司之附屬公司，惟將入賬列作本公司之聯營公司。

重組

CPT之若干現有附屬公司將不會構成CPT集團一部份，亦不會向積水出售。根據協議之條款，於完成日期前，CPT Belgium須展開內部重組以將該等公司轉出CPT，成本及費用由其承擔。倘重組並無於完成日期完成，則CPT Belgium須與積水合作繼續及完成重組，並向積水彌償積水或CPT集團可能就重組或該等被排除在外之公司而蒙受之一切損害賠償、成本、負債、稅項或其他費用及損失。

完成

於條件(i)及(ii)獲達成後5個銀行日內，完成須進行，而積水須按上文「代價」一段所述之方式支付條件(iii)所述之待售股份代價。

CPT之資料

CPT於二零零二年成立，總部位於德國慕尼黑。CPT集團主要從事城市地區使用之管道建設及翻新，在歐洲、澳洲及中東多個市場為使用兩項領先主要技術(原位內搪管道技術及纏繞技術)之安裝服務提供管道規劃。

於二零零七年九月三十日，CPT集團之未經審核資產淨值合共約為港幣235,400,000元。CPT集團截至二零零六年及二零零七年三月三十一日止兩個年度各年之未經審核業績如下：

	二零零六年	**二零零七年**
	港幣百萬元	*港幣百萬元*
除稅前虧損	12.8	6.7
除稅後虧損	11.3	8.1

上述CPT集團之未經審核財務數字乃按CPT集團旗下公司之管理賬目根據香港公認會計原則編製。此外，上述未經審核數字乃按若干假設(其中包括假設上文「重組」一段所述之重組已完成及於截至二零零六年及二零零七年三月三十一日止兩個財政年度，CPT集團計入重組財務影響後之集團架構一直存在)編製。

進行出售之原因

本公司為一間投資控股公司，並透過其附屬公司主要從事建築及工程、保險及投資、物業、資訊科技及餐飲業務。本公司現時於中國、東南亞、歐洲、北美洲、澳

雙方明白CPT Belgium可酌情選擇補償方法。補償須於資產淨值報表根據協議之條款確定後10個銀行日內由CPT Belgium作出。

股東貸款再融資及解除擔保

本公司及其聯屬人士已向CPT集團提供股東貸款。於協議日期，股東貸款餘額(有待審核及可作調整)合共約為11,100,000歐元(相等於約港幣136,500,000元)。此外，本公司及其聯屬人士已就CPT集團之銀行融資提供以CPT集團為受益人之擔保。於協議日期，本公司及／或其聯屬人士擔保之融資額包括以歐元及澳元為單位之融資，分別合共7,500,000歐元及12,400,000澳元(合共相等於約港幣184,000,000元)，其中約7,100,000歐元及9,200,000澳元(合共相等於約港幣155,400,000元)已獲CPT集團動用。

根據協議，積水同意於二零零九年九月三十日或之前向CPT提供一筆信貸額，以取代股東貸款之75%。積水亦同意截至二零零九年九月三十日，其將盡力促使本公司及其聯屬人士獲無條件解除彼等於擔保項下75%之義務及責任。於擔保獲取代前，積水將確保本公司及其聯屬人士獲全面彌償因本公司及其聯屬人士提供任何超過其25%部份之擔保而產生之任何負債。

條件

完成須待下列條件獲達成後，方可作實：

(i) 已取得德國聯邦卡特爾局及(如需要)中國主管反壟斷機構之有關合併控制批准或核准；

(ii) 本公司已就協議及協議擬進行交易取得上市規則規定之一切同意及批准；及

(iii) 按上文「代價」一段所述之方式收訖待售股份之代價。

CPT Belgium及積水承諾盡力及促使上述條件(i)及(ii)各自儘快達成。於最後實際可行日期，上述條件(ii)已獲達成。倘上述條件(i)於協議日期後滿6個月當日(或訂約方可能協議之任何有關較後日期)未獲達成，則CPT Belgium及積水可透過向對方發出書面通知撤銷協議，而協議將不再具有效力及作用。訂約方擬最遲於二零零八年八月三十一日前達成條件(i)。上述條件概不得豁免。

代價

待售股份之代價為37,500,000美元(相等於約港幣292,500,000元),可作出下文「CPT集團之資產淨值」一段所述之調整。代價須由積水以下列方式支付:

(i) 一筆相等於代價80%之款項(即30,000,000美元(相等於約港幣234,000,000元))將於完成時以可立即動用之資金支付予本公司銀行賬戶;及

(ii) 餘額代價之20%(即7,500,000美元(相等於約港幣58,500,000元))將支付予託管代理設立之賬戶,並於該賬戶持有至二零零九年九月三十日。

於上文(ii)所述之託管賬戶持有之餘額須按CPT Belgium根據協議須向積水及/或CPT集團支付之任何款項(尤其是不限於因違反根據協議提供之陳述及保證或承擔之彌償保證而支付之申索款項)減少,惟託管餘額須就下述CPT Belgium根據協議就低於CPT集團資產淨值之差額作出之補償(如有)減少。於託管賬戶持有之任何餘額(連同託管賬戶之所有累算利息)將於二零零九年九月三十日後發放予CPT Belgium。

CPT集團之資產淨值

待售股份之代價37,500,000美元乃經訂約方公平磋商後協定,惟CPT集團於二零零八年三月三十一日之綜合資產淨值須不少於29,500,000美元(相等於約港幣230,100,000元)(「最低資產淨值」)。

CPT Belgium須於二零零八年九月三十日或之前向積水送達CPT集團於二零零八年三月三十一日之未經審核資產淨值報表。上述資產淨值報表須以CPT於二零零八年三月三十一日之經審核綜合財務報表為依據,而該財務報表將根據德國公認會計原則編製,作出調整以僅包括CPT集團成員公司,並假設CPT之業務持續經營,而並無計及其股東變動。此資產淨值報表乃按前述基準編製,將於二零零八年十月三十一日或之前由CPT Belgium核數師呈報。倘雙方最終接納之前述資產淨值報表所示CPT集團於二零零八年三月三十一日之綜合資產淨值(「協定資產淨值」)少於最低資產淨值,則CPT Belgium須透過以下方式向CPT補償一筆相等於最低資產淨值高出協定資產淨值之款項(「補償」):

(i) 豁免同等金額之股東貸款;

(ii) CPT Belgium向CPT自由資本儲備付款;或

(iii) 任何其他方法,惟該方法並無任何負面法律、稅務或會計影響,

面同意。書面同意已根據上市規則第14.44條獲接納以代替舉行股東特別大會批准協議。

本通函旨在向 閣下提供(其中包括)協議及本集團之其他資料。

協議

日期

二零零八年五月十六日

訂約方

(i) CPT Belgium(作為賣方);

(ii) 積水(作為買方);及

(iii) 本公司(作為擔保人)。

就董事於作出一切合理查詢後所知、所得資料及所信,積水及其最終實益擁有人乃獨立於本公司及其關連人士(定義見上市規則)之第三方。

於過去12個月,本集團與積水及其最終實益擁有人並無過往交易而須根據上市規則第14.22條予以合併計算。

將予出售資產

待售股份,即CPT股權之75%。

於協議日期,CPT股本合共11,500,000歐元(相等於約港幣141,500,000元),包括CPT Belgium持有之一股面值11,500,000歐元(相等於約港幣141,500,000元)之股份。待完成後,CPT Belgium須將CPT股份分拆為一股面值8,625,000歐元(相等於約港幣106,100,000元)之股份(即待售股份)及一股面值2,875,000歐元(相等於約港幣35,400,000元)之股份,並將待售股份轉讓予積水。緊隨完成後,CPT將由積水及CPT Belgium分別擁有75%及25%。CPT及其附屬公司將不再為本公司之附屬公司。CPT集團將不會綜合計入本集團賬目,惟將以權益會計法入賬列作本公司之聯營公司。

待售股份將連同於二零零八年四月一日起與其有關之任何及所有權利出售,包括享有於二零零八年四月一日或之後開始之所有財政年度之溢利及股息以及過往財政年度之溢利(以未分派而歸積水所有者為限)之權利。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：025)

執行董事：
周亦卿 *(主席兼董事總經理)*
郭海生 *(副主席兼董事總經理)*
譚國榮 *(副董事總經理)*
周維正
何宗樑
何世豪

獨立非執行董事：
周明權O.B.E., J.P.
孫開達
楊傳亮

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及
主要營業地點：
香港
九龍灣
宏開道八號
其士商業中心
二十二樓

敬啟者：

主要交易

緒言

於二零零八年五月二十三日，本公司公佈於二零零八年五月十六日聯交所交易時間後，本公司與CPT Belgium(本公司之全資附屬公司)與積水訂立協議，據此，CPT Belgium有條件同意出售而積水有條件同意購買待售股份，總代價為37,500,000美元(相等於約港幣292,500,000元)。待售股份佔CPT股權之75%。於完成後，CPT將由積水及CPT Belgium分別擁有75%及25%。

根據上市規則，出售構成本公司之主要交易，並須經股東批准。由於概無股東於出售中擁有與其他股東不同之重大權益，故概無股東須放棄投票。周博士(於協議日期持有154,682,359股股份(佔已發行股份總數55.52%)之控股股東)已就協議發出書

* *僅供識別*

「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「最後實際可行日期」	指	二零零八年六月十日，即本通函付印前可確定其所載部份資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國，就本通函而言，不包括香港、中國澳門特別行政區及台灣
「待售股份」	指	一股面值8,625,000歐元(相等於約港幣106,100,000元)之CPT股份
「積水」	指	積水化學工業株式會社，根據日本法例成立之股份公司，其普通股於東京證券交易所及大阪證券交易所上市
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值港幣1.25元之普通股
「股東」	指	股份持有人
「股東貸款」	指	本公司及其聯屬人士墊付予CPT集團之股東貸款
「聯交所」	指	香港聯合交易所有限公司
「澳元」	指	澳元，澳洲法定貨幣
「歐元」	指	歐元，歐盟官方貨幣
「港幣」	指	港幣，香港法定貨幣
「美元」	指	美元，美利堅合眾國法定貨幣
「%」	指	百分比

在本通函內，外幣金額乃按1美元兑港幣7.8元；1歐元兑港幣12.3元及1澳元兑港幣7.4元之匯率換算為港幣，僅供說明。

在本通函內，除非文義另有所指，否則下列詞彙將具備以下涵義：

「協議」	指	本公司、CPT Belgium及積水於二零零八年五月十六日就買賣待售股份而訂立之協議
「銀行日」	指	德國慕尼黑銀行開放營業之日子(星期六或星期日除外)
「董事會」	指	董事會
「本公司」	指	其士國際集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市(股份代號：25)
「完成」	指	協議之完成
「完成日期」	指	完成之日期
「可換股債券」	指	本公司於二零一一年到期之2.125釐可換股債券
「其士泛亞」	指	其士泛亞控股有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市(股份代號：508)，並為本公司之附屬公司
「CPT」	指	CPT Chevalier Pipe Technologies GmbH，根據德國法例成立之有限公司，並於完成前為本公司之全資附屬公司
「CPT Belgium」	指	CPT Belgium Holdings SPRL，根據比利時法例成立之有限公司，並為本公司之全資附屬公司
「CPT集團」	指	按本通函所載董事會函件「重組」一段所述及將根據協議之條款及條件向積水出售於重組完成後之CPT及其附屬公司
「董事」	指	本公司董事
「出售」	指	CPT Belgium建議根據協議之條款及條件向積水出售待售股份
「周博士」	指	周亦卿博士，本公司主席兼董事總經理及控股股東

目錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：025)

主要交易

其士國際集團有限公司之財務顧問

OPTIMA CAPITAL

創越融資有限公司

二零零八年六月十三日

* *僅供識別*

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock code: 025)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Chevalier International Holdings Limited (the "Company") announces that a meeting of the Board of the Company will be held on Wednesday, 16 July 2008 at 10:45 a.m. at which the Board will, inter alia, approve the release of the final results announcement of the Company and its subsidiaries for the year ended 31 March 2008 and consider the payment of a final dividend, if any.

By Order of the Board
Chevalier International Holdings Limited
Ho Sai Hou
Company Secretary

Hong Kong, 3 July 2008

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman and Managing Director), Mr. Kuok Hoi Sang (Vice Chairman and Managing Director), Mr. Tam Kwok Wing (Deputy Managing Director), Mr. Chow Vee Tsung, Oscar, Mr. Ho Chung Leung and Mr. Ho Sai Hou as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Sun Kai Dah, George and Mr. Yang Chuen Liang, Charles as independent non-executive directors.

*   *For identification purpose only*

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 025)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH 2008

RESULTS

The Directors of Chevalier International Holdings Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March 2008, together with the comparative figures, summarised as follows:

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31ST MARCH 2008

	Note	2008 HK$'000	2007 HK$'000
Revenue	3	**5,568,678**	4,665,237
Cost of sales		**(4,885,395)**	(3,911,145)
Gross profit		**683,283**	754,092
Other (expense)/income, net	4	**(101,450)**	120,465
Other gain, net	5	**422,382**	100,307
Selling and distribution costs		**(386,864)**	(342,131)
Administrative expenses		**(125,925)**	(118,694)
Operating profit		**491,426**	514,039
Share of results of associates		**27,258**	5,263
Share of results of jointly controlled entities		**2,909**	(3,159)
		521,593	516,143
Finance income	6	**16,420**	14,263
Finance costs	6	**(126,043)**	(122,356)
Finance costs, net	6	**(109,623)**	(108,093)
Profit before taxation	7	**411,970**	408,050
Income tax expenses	8	**(112,811)**	(66,853)
Profit for the year		**299,159**	341,197
Attributable to:			
Equity holders of the Company		**230,747**	317,869
Minority interests		**68,412**	23,328
		299,159	341,197
Dividends	9	**125,362**	139,291
Earnings per share			
– Basic *(HK$ per share)*	10	**0.83**	1.14
– Diluted *(HK$ per share)*	10	**0.77**	1.04

CONSOLIDATED BALANCE SHEET
AS AT 31ST MARCH 2008

	Note	2008 HK$'000	2007 HK$'000
Non-current assets			
Investment properties		1,117,445	523,644
Property, plant and equipment		769,438	729,167
Prepaid lease payments		446,018	455,239
Goodwill		210,330	210,330
Other intangible assets		161,044	158,864
Interests in associates		172,818	137,084
Interests in jointly controlled entities		264,745	239,511
Available-for-sale investments		293,224	182,298
Investments at fair value through profit or loss		134,005	303,195
Deferred tax assets		25,438	8,744
Other non-current assets		403,187	24,448
		3,997,692	2,972,524
Current assets			
Inventories		338,717	304,385
Properties for sale		258,945	461,159
Debtors, deposits and prepayments	*11*	1,450,026	1,165,974
Amounts due from associates		19,273	17,175
Amounts due from jointly controlled entities		240,820	259,559
Amounts due from customers for contract work		312,422	343,849
Investments at fair value through profit or loss		760,218	1,000,758
Derivative financial instruments		9,460	42,831
Bank balances and cash		1,191,145	722,998
		4,581,026	4,318,688
Current liabilities			
Creditors, bills payable, deposits and accruals	*12*	1,321,692	1,178,146
Unearned insurance premiums – due within one year		26,503	32,174
Outstanding insurance claims		215,572	255,337
Amounts due to associates		5,926	3,429
Amounts due to customers for contract work		260,681	208,113
Deferred income		24,484	21,372
Provision for taxation		71,465	86,009
Derivative financial instruments		38,930	2,628
Bank borrowings		723,584	815,066
Other loans		315	256
Other payable		7,760	–
		2,696,912	2,602,530
Net current assets		1,884,114	1,716,158
Total assets less current liabilities		5,881,806	4,688,682

	Note	2008 *HK$'000*	2007 *HK$'000*
Capital and reserves			
Share capital		**348,228**	348,228
Reserves		**2,973,919**	2,645,093
Equity attributable to equity holders of the Company		**3,322,147**	2,993,321
Minority interests		**445,036**	322,196
Total equity		**3,767,183**	3,315,517
Non-current liabilities			
Other payable		**–**	7,079
Unearned insurance premiums			
– due over one year		**11,357**	13,789
Deferred tax liabilities		**206,231**	113,487
Bank borrowings		**1,511,621**	856,275
Other loans		**1,384**	1,445
Convertible bonds – liability component		**381,275**	354,423
Convertible bonds – derivative component		**2,755**	26,667
		2,114,623	1,373,165
Total equity and non-current liabilities		**5,881,806**	4,688,682

Notes

1 Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of consolidated financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

(a) New standard, amendment and interpretations

In current year, the Group has applied the following new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1st April 2007 and relevant to the Group's operations.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 8	Scope of HKFRS 2
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions

The adoption of the new HKFRSs had no material effect on how the results and financial position of the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

(b) Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year presentation.

2 Business and geographical segments

Business segments

For management purposes, the Group is organised on a worldwide basis into five divisions. These divisions are the basis on which the Group reports its primary segment information. Principal activities of the segments are as follows:

Construction and engineering: Construction and engineering work for lift and escalator, civil, building construction, electrical & mechanical, environmental and pipe rehabilitation contracts.

Insurance and investment: General insurance business except aircraft, aircraft liabilities and credit insurance, and investment.

Property: Property investment, development and management, cold storage and hotel operations.

Food and beverages: Food and beverages trading and retailing.

Computer and information communication technology and others: Sales and servicing of IT equipment and business machines and retailing and trading and servicing of motor vehicles and food trading.

Segment information about these businesses is presented below.

Revenue and results
Year ended 31st March 2008

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property HK$'000	Food and beverages HK$'000	Computer and information communication technology and others HK$'000	Consolidated HK$'000
REVENUE						
Total segment revenue	3,845,780	120,431	419,935	299,034	964,253	5,649,433
Inter-segment revenue	(384)	(15,329)	(52,630)	–	(12,412)	(80,755)
External revenue	3,845,396	105,102	367,305	299,034	951,841	5,568,678
RESULTS						
Segment results	14,652	(71,052)	501,446	7,087	54,859	506,992
Unallocated corporate expenses						(15,566)
Share of results of associates	3,966	–	14,509	9,631	(848)	27,258
Share of results of jointly controlled entities	1,067	–	1,842	–	–	2,909
Finance income						16,420
Finance costs						(126,043)
Profit before taxation						411,970
Income tax expenses						(112,811)
Profit for the year						299,159

Inter-segment revenue is charged at prices determined by management with reference to market prices.

Assets and liabilities
As at 31st March 2008

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property HK$'000	Food and beverages HK$'000	Computer and information communication technology and others HK$'000	Consolidated HK$'000
ASSETS						
Segment assets	2,214,392	1,766,442	3,291,693	325,609	421,825	8,019,961
Interests in associates	9,580	–	47,826	77,963	37,449	172,818
Interests in jointly controlled entities	16,155	–	248,590	–	–	264,745
Unallocated corporate assets						121,194
Total assets						8,578,718
LIABILITIES						
Segment liabilities	1,247,512	357,957	138,315	58,622	111,612	1,914,018
Unallocated corporate liabilities						2,897,517
Total liabilities						4,811,535

Other information
Year ended 31st March 2008

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property HK$'000	Food and beverages HK$'000	Computer and information communication technology and others HK$'000	Consolidated HK$'000
Capital expenditure	74,847	32	11,084	36,402	1,445	123,810
Depreciation and amortisation	59,535	74	18,502	21,987	5,004	105,102
Impairment loss on property, plant and equipment	–	–	4,059	3,356	–	7,415
Write back of impairment loss on prepaid lease payments	–	–	(2,637)	–	–	(2,637)
Impairment loss on available-for-sale investments	–	835	–	–	–	835

Revenue and results
Year ended 31st March 2007

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property HK$'000	Food and beverages HK$'000	Computer and information communication technology and others HK$'000	Consolidated HK$'000
REVENUE						
Total segment revenue	3,003,573	149,140	352,672	250,076	995,159	4,750,620
Inter-segment revenue	(284)	(19,756)	(47,531)	–	(17,812)	(85,383)
External revenue	3,003,289	129,384	305,141	250,076	977,347	4,665,237
RESULTS						
Segment results	186,131	150,238	135,476	14,909	39,417	526,171
Unallocated corporate expenses						(12,132)
Share of results of associates	2,557	–	(70)	955	1,821	5,263
Share of results of jointly controlled entities	2,674	–	(5,833)	–	–	(3,159)
Finance income						14,263
Finance costs						(122,356)
Profit before taxation						408,050
Income tax expenses						(66,853)
Profit for the year						341,197

Inter-segment revenue is charged at prices determined by management with reference to market prices.

Assets and liabilities
As at 31st March 2007

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property *HK$'000*	Food and beverages *HK$'000*	Computer and information communication technology and others *HK$'000*	Consolidated *HK$'000*
ASSETS						
Segment assets	1,970,217	1,788,237	2,357,990	318,557	406,279	6,841,280
Interests in associates	9,294	–	164	62,092	65,534	137,084
Interests in jointly controlled entities	15,083	–	224,428	–	–	239,511
Unallocated corporate assets						73,337
Total assets						7,291,212
LIABILITIES						
Segment liabilities	1,062,840	345,692	136,784	47,630	137,459	1,730,405
Unallocated corporate liabilities						2,245,290
Total liabilities						3,975,695

Other information
Year ended 31st March 2007

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property *HK$'000*	Food and beverages *HK$'000*	Computer and information communication technology and others *HK$'000*	Consolidated *HK$'000*
Capital expenditure	117,354	373	3,892	45,656	2,132	169,407
Depreciation and amortisation	57,931	161	19,614	17,352	6,864	101,922
Impairment loss on property, plant and equipment	6,782	–	6,972	–	–	13,754
Impairment loss on prepaid lease payments	–	–	1,628	–	–	1,628
Impairment loss on intangible assets and goodwill	7,157	–	–	–	–	7,157
Impairment loss on available-for-sale investments	–	1,473	–	–	–	1,473

Geographical segments

The Group's operations in construction and engineering are mainly located in Hong Kong, Macau, Mainland China, Singapore, Europe and Australia. Insurance and investment business is conducted in Hong Kong. Property operations are mainly carried out in Hong Kong, Mainland China and Canada. Food and beverages business is carried out in Hong Kong, Singapore and Mainland China. Computer and information communication technology operations are mainly carried out in Hong Kong, Mainland China and Thailand. Other operations are carried out in Canada and the USA, respectively.

	Revenue by geographical market			
	2008		2007	
	HK$'000	**%**	*HK$'000*	**%**
Hong Kong	**3,083,921**	**55**	2,717,761	58
Macau	**834,150**	**15**	424,475	9
Canada	**458,778**	**8**	411,363	9
Europe	**403,770**	**7**	465,607	10
Australia	**207,961**	**4**	173,302	4
Singapore	**187,785**	**3**	155,346	3
USA	**160,632**	**3**	106,872	2
Mainland China	**156,515**	**3**	132,801	3
Thailand	**48,032**	**1**	72,764	2
Others	**27,134**	**1**	4,946	–
	5,568,678	**100**	4,665,237	100

The following is an analysis of the carrying amounts of segment assets and capital expenditures analysed by geographical area in which the assets are located and capital expenditures are incurred:

	Carrying amounts of segment assets		**Capital expenditures**	
	2008	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**4,482,949**	3,576,789	**51,788**	69,778
Macau	**243,885**	131,892	**2,928**	1,249
Canada	**311,062**	282,244	**1,292**	1,136
Europe	**545,376**	575,336	**29,206**	49,923
Australia	**262,979**	288,727	**19,974**	26,275
Singapore	**339,526**	306,038	**1,424**	3,639
U.S.A.	**206,082**	209,068	**–**	37
Mainland China	**1,524,094**	1,084,441	**17,198**	17,170
Thailand	**58,636**	52,973	**–**	67
Others	**45,372**	333,772	**–**	133
	8,019,961	6,841,280	**123,810**	169,407

3 Revenue

	2008 HK$'000	2007 HK$'000
Revenue represents net amount received and receivable from:		
Construction and installation contracts	3,170,812	2,369,135
Sale of computer, business machines and others	1,043,613	1,069,632
Provision of maintenance and property management	624,952	576,733
Food and beverages	299,034	250,076
Warehouse operations	117,257	100,070
Sale of properties	85,082	60,080
Hotel operations	66,005	59,730
Interest income from investments	53,894	72,614
Leasing of properties	52,904	45,450
Insurance premium	40,129	47,509
Dividend income from listed securities	11,079	9,260
Leasing of equipment	3,917	4,948
	5,568,678	4,665,237

4 Other (expense)/income, net

	2008 HK$'000	2007 HK$'000
(Loss)/gain on investments at fair value through profit or loss	(87,723)	90,179
(Loss)/gain on derivative financial instruments	(24,332)	22,222
Interest from amounts due from associates	165	735
Interest from amounts due from jointly controlled entities	1,257	2,900
Commission income	9,183	4,429
	(101,450)	120,465

5 Other gain, net

	2008 HK$'000	2007 HK$'000
Increase in fair value of investment properties	387,263	53,362
Fair value gain on derivative component of convertible bonds	23,912	26,489
Net loss on disposal of investment property	(653)	-
Gain on disposal of jointly controlled entities	-	19,714
Exchange gain, net	9,373	9,712
Impairment loss on available-for-sale investments	(835)	(1,473)
Impairment loss on goodwill	-	(5,000)
Impairment loss on property, plant and equipment	(7,415)	(13,754)
Write back of/(provision for) impairment loss on prepaid lease payments	2,637	(1,628)
Impairment loss on intangible asset	-	(2,157)
Tax incentive	1,768	-
Bad debt recovered	7,770	7,636
Net (loss)/gain on disposal of property, plant and equipment and prepaid lease payments	(1,438)	7,406
	422,382	100,307

6 Finance costs, net

	2008 *HK$'000*	2007 *HK$'000*
Interest on bank loans and overdrafts	90,511	96,391
Interest on convertible bonds wholly repayable within five years	35,532	25,965
	126,043	122,356
Less: Interest from bank deposits	(16,420)	(14,263)
	109,623	108,093

7 Profit before taxation

	2008 *HK$'000*	2007 *HK$'000*
Profit before taxation has been arrived at after charging the following:		
Depreciation on property, plant and equipment	89,333	86,576
Less: Amount capitalised to contract work	(177)	(147)
	89,156	86,429
Auditors' remuneration	10,236	8,674
Staff costs	964,739	827,420
Less: Amount capitalised to contract work	(93,337)	(58,032)
	871,402	769,388
Operating lease payments in respect of leasing of		
– Premises under minimum lease payments	99,229	78,267
– Premises under contingent rent	8,623	7,476
– Equipment under minimum lease payments	22,690	14,027
	130,542	99,770
Amortisation of prepaid lease payments	11,783	11,743
Amortisation of intangible assets	3,986	3,603
Write down of properties for sale to net realisable value	–	10,058
Write down of inventories to net realisable value	1,315	3,674
and crediting the following:		
Gross rental income of HK$52,904,000 (2007: HK$45,450,000) from properties less direct operating expenses	37,775	28,626
Income from leasing of equipment	3,917	4,948
Write back of properties for sale to net realisable value	11,831	–

8 Income tax expenses

	2008 *HK$'000*	2007 *HK$'000*
Current tax		
Hong Kong	32,686	35,096
Overseas	20,479	18,947
Over-provision in prior years	(13,036)	–
	40,129	54,043
Deferred tax	72,682	12,810
	112,811	66,853

Hong Kong profits tax is calculated at the rate of 17.5% (2007: 17.5%) on the estimated assessable profits after offsetting losses brought forward of each individual company. Taxation on overseas profit has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the business operates.

9 Dividends

	2008 HK$'000	2007 HK$'000
Interim dividend of HK$0.16 (2007: HK$0.20) per share, paid	44,573	55,716
Final dividend of HK$0.29 (2007: HK$0.30) per share, proposed	80,789	83,575
	125,362	139,291

A final dividend of HK$0.29 per share, totalling HK$80,789,000, has been proposed by the Directors of the Company and is subject to approval by the shareholders in the forthcoming annual general meeting. This proposed dividend has not been dealt with as dividend payable as at 31st March 2008.

10 Earnings per share

(a) Basic

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2008 HK$'000	2007 HK$'000
Profit attributable to equity holders of the Company	230,747	317,869
	Number of shares '000	Number of shares '000
Weighted average number of ordinary shares in issue	278,582	278,582
Basic earnings per share *(HK$)*	0.83	1.14

(b) Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company's dilutive potential ordinary shares are derived from the convertible bonds. The convertible bonds are assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense less the tax effect. The number of shares calculated as below is compared with the number of shares that would have been issued assuming the exercise of the convertible bonds.

	2008 HK$'000	2007 HK$'000
Profit attributable to equity holders of the Company	230,747	317,869
Interest on convertible bonds	35,532	25,965
Fair value gain on derivative component of convertible bonds	(23,912)	(26,489)
Profit used to determine diluted earnings per share	242,367	317,345
	Number of shares '000	Number of shares '000
Weighted average number of ordinary shares in issue	278,582	278,582
Adjustments for convertible bonds	37,873	26,656
Weighted average number of ordinary shares for diluted earnings per share	316,455	305,238
Diluted earnings per share *(HK$)*	0.77	1.04

11 Debtors, deposits and prepayments

	2008 HK$'000	2007 HK$'000
Trade debtors	701,562	633,973
Less: Provision for impairment	(26,897)	(27,704)
	674,665	606,269
Other debtors, deposits and prepayments	584,286	426,629
Retention receivables	191,075	133,076
	1,450,026	1,165,974

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days.

The ageing analysis of trade debtors is as follows:

	2008 HK$'000	2007 HK$'000
0 – 60 days	520,322	515,630
61 – 90 days	52,799	18,763
Over 90 days	101,544	71,876
	674,665	606,269

12 Creditors, bills payable, deposits and accruals

	2008 HK$'000	2007 HK$'000
Trade creditors and bills payable	449,571	412,607
Consideration payable for the acquisition of certain interest in a jointly controlled entity	56,597	51,475
Accrued contract costs	274,428	136,356
Retention payables	128,414	99,305
Other creditors, deposits and accruals	412,682	478,403
	1,321,692	1,178,146

The ageing analysis of trade creditors and bills payable is as follows:

	2008 HK$'000	2007 HK$'000
0 – 60 days	360,652	373,697
61 – 90 days	26,030	6,834
Over 90 days	62,889	32,076
	449,571	412,607

13 Contingent liabilities

At 31st March 2008, the Group had contingent liabilities in respect of guarantees issued for utilised borrowings in relation to:

	2008 HK$'000	2007 HK$'000
Banking facilities granted to jointly controlled entities	321,900	95,950
Banking facilities granted to associates	46,650	43,520
	368,550	139,470

14 Capital commitment

	2008 *HK$'000*	2007 *HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of		
– acquisition of plant and equipment	2,495	5,952
– acquisition of land and building	41,192	–
	43,687	5,952
Capital expenditure authorised but not contracted in the financial statements in respect of		
– acquisition of plant and equipment	16,729	664
– acquisition of land and building	1,279,025	–
	1,339,441	6,616

The Group's share of the capital commitment of its jointly controlled entities is as follows:

	2008 *HK$'000*	2007 *HK$'000*
Contracted for but not provided	216,724	146,813
Authorised but not contracted for	306,903	252,004
	523,627	398,817

At 31st March 2008, the Group has committed to acquire the remaining 51% of the issued share capital of its associated company, Sinochina Enterprises Limited ("SEL") from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become a wholly-owned subsidiary of the Group. The consideration is based on the forthcoming financial results of SEL and its subsidiaries and associates for the year ending 31st December 2008. The total consideration to acquire the 100% of the issued share capital of SEL (including HK$64 million paid in respect of the 49% already acquired) shall not exceed HK$200 million.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK$0.29 (2007: HK$0.30) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 26th September 2008. Together with the interim dividend of HK$0.16 (2007: HK$0.20) per share paid on 9th January 2008, the total dividends for the year amounted to HK$0.45 (2007: HK$0.50) per share representing a dividend payout of 54.4%. Subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Friday, 26th September, 2008, the dividend warrants will be distributed and paid on or about Thursday, 9th October, 2008.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 23rd September 2008 to Friday, 26th September 2008, both days inclusive, during which period no transfer of shares will be effected. To qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 22nd September, 2008.

MANAGEMENT DISCUSSION AND ANALYSIS

For the year under review, the Group's revenue rose 19.4% to HK$5,569 million as compared to HK$4,665 million last year. The increase was mainly attributable to increased business from electrical and mechanical ("E&M") engineering and building construction projects in Macau and Hong Kong, together with steady revenue growth from the lifts and escalators, aluminium window and pipe technology businesses. Still, the Group's performance was affected by the decline in profitability of various construction and environmental engineering works as well as decreased return from securities investments. As a result, profit attributable to equity holders of the Company was HK$231 million compared to HK$318 million last year, down 27.4%.

The Group operates the following core businesses: construction and engineering, insurance and investment, property, food and beverages, computer and information communication technology and others.

Construction and Engineering

During the year under review, the Group was able to capitalise on increased demand for the construction, installation and maintenance of lifts and escalators, E&M engineering projects, aluminium windows and pipe technology services, resulting in a 28.0% increase in revenue for this segment from HK$3,003 million to HK$3,845 million. The total value of the major contracts on hand for this segment remains at HK$3.2 billion.

Despite higher revenues from the building construction division, gross margin suffered from significant price increases in raw materials, especially metals. In response, the division imposed more stringent cost controls and project management to mitigate the effects. In addition, the Group has finalised placing orders for raw materials for current projects, which should also help minimise price volatility. Looking ahead, the division will aim at incorporating pricing adjustment mechanisms into future coming contracts so as to reduce our exposure in these areas.

Major projects on hand for the building construction division include:

i. Construction of "The Priaia" in Macau

ii. Hong Kong Community College Development at The Hong Kong Polytechnic University

iii. Redevelopment of Shatin Pass Estate

iv. Two primary schools in Area 13, Yuen Long, New Territories

Despite very competitive market conditions, especially for the new sales and installation business, the lifts and escalators division maintained its profit contribution in the year under review. After installing more than 15,000 lifts and escalators over the past 30 years, the division is well positioned to serve the repair and maintenance needs of its customers and derive stable recurring income. The division also secured a large project from Singapore Housing Development Board to provide over 850 lifts and escalators. Other major projects on hand include the supply and installation of lifts and escalators for the residential development at Celestial Heights, The Palazzo and Tai Wai East Rail Station in Hong Kong, and Galaxy Mega Resort & Casino in Macau.

Most of the resources and efforts of the E&M division were focused on Macau in the year under review, which provided additional revenue and steady profit contribution as compared to last year. Projects on hand for this division in Macau include E&M works for the Galaxy Resort and Casino, the expansion phase of Wynn Resorts and City of Dreams.

The performance of the environmental engineering division was affected by a project involving the supply and installation of E&M equipment for Tai Po Sewage Treatment Works Stage V, which encountered delays and rising costs for building materials and labour. The division has undergone internal restructuring to fine-tune its bidding budget process and ongoing project monitoring with a view to restoring profitability.

The aluminium windows and curtain wall division, which provides a full range of services including the design, renovation, engineering management and installation of curtain walls, recorded another year of satisfactory performance. Being one of the few major players in Hong Kong, the division has in recent years further developed footholds in diverse overseas markets including Australia, Japan and Macau. Major projects on hands for this division include designing, supplying and installing glass curtain walls for I-Square, a 32-storey entertainment complex at the former site of the Hyatt Regency Hotel, St Paul Hospital in Causeway Bay, and the 15-storey headquarters of Sydney Water, a Class A office building in Sydney.

During the year under review, the Group was able to narrow loss and increase revenue for the pipe technologies business by streamlining its operations. Pursuant to Sales and Purchase Agreement, the Group will dispose 75% of its interests in a pipe technology business to Sekisui Chemical Co., Ltd. ("Sekisui"), a company listed on the Tokyo Stock Exchange and Osaka Securities Exchange that provides a natural fit due to its sizeable presence in the construction materials industry. The Group is confident that this will fuel further growth by improving competitiveness and marketability. The transaction should also enable the Group to realise an estimated profit of over HK$100 million, which will be recognised in 2008/09 upon closing of the disposal.

Following this, the Group will focus on developing niche businesses for the Hong Kong pipe rehabilitation market and its new Australian technology, Plastream, under the Rib Loc brand. With the Drainage Services Department and Water Supplies Department's launch of comprehensive water mains improvement schemes, which are respectively aimed at renovating Hong Kong's sewage infrastructure and aged freshwater and saltwater mains in the coming years, the Group is optimistic about the prospects of this division.

Insurance and Investment

During the year under review, revenue from this segment decreased from HK$129 million to HK$105 million as compared to last year. However, profit declined substantially from HK$150 million to a loss of HK$71 million, which was mainly due to the revaluation of the Group's investment portfolio at year-end following significant adjustments in the global equity markets.

The global market is now battling two major threats. In developed countries, the biggest threat is financial turbulence. From the emerging world's perspective, inflation is the biggest problem. Financial concerns in the Western world have given rise to a substantial drop in the equity markets, and together with the Mainland government's continuous tightening of monetary controls, the PRC and Hong Kong stock markets sank to new lows in 2008. The Group has already taken prudent steps and reduced substantially its equity exposure. Meanwhile, the insurance underwriting business for employee compensation in Hong Kong, which constitutes the main portfolio of our insurance subsidiary, continued to face intense market competition during fiscal 2007/08, and return from securities investment also decreased.

Property

Revenue and profit for this segment increased substantially to HK$367 million and HK$501 million respectively. The increase in profit was mainly due to the cold storage business and the revaluation of the Group's investment properties in the PRC and Hong Kong.

The Group made good progress in Mainland China property development during the financial year and also achieved satisfactory growth in property sales. Phase I of the villa section at "My Villa" in Beijing was completed and delivered to buyers during the year. Also, pre-sales of the residential section of Chevalier Tower, a residential and commercial project in Chengdu, enjoyed an enthusiastic response with more than 90% of the apartments being quickly swept up by buyers. Thankfully, the Group's PRC businesses and property development projects were not affected by the recent earthquakes in Sichuan. The latest addition to the Group's property development projects in Beijing, Chengdu, Hefei and Shenzhen is a project in Changchun of over 700,000 sq.m. Profit contribution from the projects will be recognised in the coming years when the properties are completed and delivered to buyers. To fund growth in the property segment, the Group also secured a HK$1 billion 5-year club loan from six banks in November 2007.

To sustain long-term growth in the PRC property development business, we continued to look for opportunities in 2nd tier cities and acquire a premium land bank during the year. As of 31st March, 2008, the total GFA of our land bank amounted to over 1,500,000 sq.m., which should be sufficient to support our development plans in the coming 5 years.

The logistics and cold storage business continued to produce outstanding results, capitalising on booming local demand to achieve a highly satisfactory occupancy rate of over 90% and increased profit contribution. The Group expects to have steady rental cash flow from this division in the coming year.

The property management division provides management services for commercial and industrial buildings, residential units, shopping arcades, car parks and other amenities in buildings with a total floor area of over 2 million sq.m. in Hong Kong and the Mainland. Making use of our experience in Hong Kong, the division is well positioned to leverage opportunities arising in the Mainland.

A fair value gain of HK$387 million was recorded on revaluation of those investment properties located in the Mainland and Hong Kong.

Food & Beverages (F&B), IT and Others

Revenue and profit from these businesses increased to HK$1,251 million and HK$62 million respectively.

During the year, Pacific Coffee in Hong Kong achieved steady revenue and encouraging operating profit. The total number of Pacific Coffee stores in Hong Kong stood at 63 as of 31st March 2008 as compared to 51 in March last year. Benefiting from a robust economic environment and the Group's continued investment in branding, product quality and services, same-store sales in Hong Kong grew an impressive 8.3% during the year and total revenue climbed 19.5% to HK$266 million. Our 49%-owned Igor's Group of bars and restaurants recorded exceptionally remarkable performance – a two-thirds increase in revenue with a net profit contribution more than double the last calendar year. With the synergies gained from the central kitchen, the Group is optimistic about the future of the F&B business in Hong Kong.

However, in addition to the closure of two unprofitable Pacific Coffee outlets in Shanghai and Beijing as mentioned in our interim report, the results of F&B were also affected by the closure of a few other Pacific Coffee outlets in Mainland China and the termination of its bakery operations in Beijing. Despite such setbacks, Pacific Coffee is still optimistic about the long-term market potential of coffee culture in the Mainland and will cautiously continue its efforts to expand its outlet network in prime locations of major cities.

As of 31st March 2008, Pacific Coffee had 78 shops and Igor's had 29 outlets worldwide.

During the year, the revenue as well as profit of the IT business decreased slightly. As we are still in a competitive market position, effective cost controls with continuous operational restructuring have been imposed in Hong Kong and Thailand to defend our profit margin.

Elsewhere, the Nissan and Toyota car dealership businesses in Chengdu recorded improvements in both revenue and gross margin. To further capture the PRC market, we established a Nissan car dealership in Panzhihua and entered into an agreement to become the sales agent for Hongqi during the year. These moves were in line with our strategy of providing automobiles to PRC customers of different segments. The performances of our car dealership businesses in Canada and food trading businesses in the USA were also satisfactory, with both registering increases in both revenue and profit contribution.

FINANCIAL REVIEW

As at 31st March 2008, the Group's total net assets attributable to equity holders of the Company amounted to HK$3,322 million (2007: HK$2,993 million), an increase of HK$329 million or 11.0% when compared with 2007. At the balance sheet date, the Group's bank and other borrowings amounted to HK$2,618 million (2007: HK$2,027 million). Cash and deposit at bank including fixed and structured deposits amounted to HK$1,318 million (2007: HK$1,111 million).

EMPLOYEES AND REMUNERATION POLICIES

The Group employed approximately 4,900 full time staff globally as at 31st March 2008. Total staff costs amounted to approximately HK$965 million for the year ended 31st March 2008. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee has reviewed the audited financial results of the Group for the year ended 31st March 2008.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") throughout the year ended 31st March 2008, with deviations from code provision A.4.1 which has already been stated in the Company's interim report for the period ended 30th September 2007.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The annual results announcement of the Company for the year ended 31st March 2008 is published on the Stock Exchange's website at http://www.hkex.com.hk and the Company's website at http://www.chevalier.com. The annual report of the Company for the year ended 31st March 2008 will be despatched to the shareholders and published on the above websites in due course.

APPRECIATION

On behalf of the Board of Directors, I would like to thank all staff members for their dedication and diligence, and my fellow directors for their support and contribution in the past year.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 16th July, 2008

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman and Managing Director), Mr. Kuok Hoi Sang (Vice Chairman and Managing Director), Mr. Tam Kwok Wing (Deputy Managing Director), Mr. Chow Vee Tsung, Oscar, Mr. Ho Chung Leung and Mr. Ho Sai Hou as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Sun Kai Dah, George and Mr. Yang Chuen Liang, Charles as independent non-executive directors.

website: http://www.chevalier.com

* *For identification purpose only*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 025)

CLOSURE OF REGISTER OF MEMBERS

The Board of Directors (the "Board") of Chevalier International Holdings Limited (the "Company") announces that the register of members will be closed from Tuesday, 23rd September 2008 to Friday, 26th September 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend and to qualify as shareholder to attend the 2008 annual general meeting of the Company, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Tricor Standard Limited, of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 22nd September 2008.

By Order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 16 July 2008

This announcement is also available for viewing on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and on the website of the Company at www.chevalier.com

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching (Chairman and Managing Director), Mr. Kuok Hoi Sang (Vice Chairman and Managing Director), Mr. Tam Kwok Wing (Deputy Managing Director), Mr. Chow Vee Tsung, Oscar, Mr. Ho Chung Leung and Mr. Ho Sai Hou as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Sun Kai Dah, George and Mr. Yang Chuen Liang, Charles as independent non-executive directors.

* *For identification purpose only*

END